FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

i

2002 REFERENCE DOCUMENT

Pursuant to Regulation 98-01, this reference document was filed with the Commission des Opérations de Bourse (COB) on March 27, 2003.

This document may only be used in connection with a financial operation where accompanied by a prospectus approved by the COB.

CHAPTER 1

PARTIES RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT AND THE AUDIT OF THE FINANCIAL STATEMENTS

1.1	PARTY RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT

Mr. Gérard Mestrallet, Chairman and Chief Executive Officer

1.2	ATTESTATION

“To our knowledge, the information presented in this reference document fairly reflects the current situation and includes all informations necessary for investors’ understanding of the assets, activities, financial condition, results and future prospects of SUEZ. No material aspects of such information has been omitted.”

Paris, March 27, 2003

Chairman and Chief Executive Officer

Gérard Mestrallet

1.3	PARTIES RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

1.3.1	AUDITORS

Barbier Frinault & Autres

Ernst & Young

Represented by Mr. Christian Chochon

41, rue Ybry, 92576 Neuilly-sur-Seine Cedex

Appointed on June 22, 1983 and term of office most recently renewed by the Combined General Meeting of May 4, 2001, for a period of 6 years to expire at the adjournment of the 2007 Annual General Meeting held to adopt the financial statements for the year ended December 31, 2006.

Deloitte Touche Tohmatsu—Audit

Represented by Mr. Jean-Paul Picard

185, avenue Charles de Gaulle, 92524 Neuilly-sur-Seine Cedex

Appointed on May 28, 1999 for a period of 6 years to expire at the adjournment of the 2005 Annual General Meeting held to adopt the financial statements for the year ended December 31, 2004.

1.3.2	DEPUTY AUDITORS

Mr. Francis Scheidecker

Ernst & Young

41, rue Ybry, 92576 Neuilly-sur-Seine Cedex

Appointed on June 14, 1995 and term of office renewed by the Combined General Meeting of May 4, 2001, for a period of 6 years to expire at the adjournment of the 2007 Annual General Meeting held to adopt the financial statements for the year ended December 31, 2006.

Bureau d’Etudes Administratives Sociales et Comptables “BEAS”

7-9, Villa Houssay, 92200 Neuilly-sur-Seine

Appointed on May 28, 1999 for a period of 6 years to expire at the adjournment of the 2005 Annual General Meeting held to adopt the financial statements for the year ended December 31, 2004.

ATTESTATION OF PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

The following is a free translation of a French language original for convenience purposes only. Accounting principles and auditing standards and their application in practice vary among nations. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

As statutory auditors of SUEZ and in accordance with Rule 98-01 of the Commission des Opérations de Bourse and professional standards applicable in France, we have performed certain procedures on the information contained in this “Reference Document” relating to the financial situation and the historical financial statements of the Company.

The Company’s Chairman and Chief Executive Officer is responsible for the preparation of the “Reference Document.” Our responsibility is to report on the fairness of the information presented in the “Reference Document” relating to the financial situation and the financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in the “Reference Document” in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the Company obtained during the course of our engagement, specifying that this document does not include any selected prospective data.

Barbier Frinault & Autres, Deloitte Touche Tohmatsu-Audit and Mazars & Guérard have audited in accordance with professional standards applicable in France the individual financial statements for fiscal year 2000, approved by the Executive Board, and expressed an unqualified opinion on such financial statements.

Barbier Frinault & Autres and Deloitte Touche Tohmatsu-Audit have audited in accordance with professional standards applicable in France the individual financial statements for fiscal years 2001 and 2002, approved by the Board of Directors, and expressed an unqualified opinion on such financial statements.

Barbier Frinault & Autres, Deloitte Touche Tohmatsu-Audit and Mazars & Guérard have audited in accordance with professional standards applicable in France the consolidated financial statements for fiscal year 2000, approved by the Executive Board, and expressed an unqualified opinion on such financial statements.

Barbier Frinault & Autres and Deloitte Touche Tohmatsu-Audit have audited in accordance with professional standards applicable in France the consolidated financial statements for fiscal year 2001, approved by the Board of Directors, and expressed an unqualified opinion on such financial statements.

Barbier Frinault & Autres and Deloitte Touche Tohmatsu-Audit have audited in accordance with professional standards applicable in France the consolidated financial statements for fiscal year 2002, approved by the Board of Directors, and expressed an unqualified opinion on such financial statements.

Our report on the consolidated financial statements for fiscal year 2000 dated March 23, 2001 draws attention to the change in accounting method resulting from application, as of January 1, 2000, of the new Accounting Standards Committee (Comité de la Réglementation Comptable) Regulation on consolidated statements.

Our report on the consolidated financial statements for fiscal year 2002 dated March 7, 2003 draws attention to the change in accounting method resulting from the first-time application, as of January 1, 2002, of CRC Regulation n° 2000-06 relating to liabilities.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the “Reference Document.”

Paris, March 27, 2003

The Auditors

Barbier Frinault & Autres	Deloitte Touche Tohmatsu-Audit
Ernst & Young 41, rue Ybry—92576 Neuilly-sur-Seine Cedex Neuilly-sur-Seine—March 27, 2003	185, avenue Charles de Gaulle—92200 Neuilly-sur-Seine Neuilly-sur-Seine—March 27, 2003

Christian Chochon	Jean-Paul Picard

1.4	CORPORATE COMMUNICATIONS

Valérie Bernis

Executive Vice-President in charge of Communications

Telephone: 01 40 06 67 72

Address:

16, rue de la Ville l’Evêque, 75008 PARIS

Web site: www.suez.com

Indicative financial communications schedule

• Presentation of the Company financial statements:	March 6, 2003
• General Meeting:	April 25, 2003 (second convocation)
• Dividend payment:	May 2, 2003
• Presentation of the half-year financial statements:	September 4, 2003

CHAPTER 2

INFORMATION CONCERNING THE TRANSACTION

Not applicable.

CHAPTER 3

GENERAL INFORMATION ON THE COMPANY AND ITS SHARE CAPITAL

3.1	GENERAL INFORMATION ON THE COMPANY

3.1.1	CORPORATE NAME AND REGISTERED OFFICE

SUEZ

16, rue de la Ville l’Evêque—75008 Paris

3.1.2	LEGAL FORM AND APPLICABLE LEGISLATION (Article 1 of the bylaws)

SUEZ is a French Société Anonyme à Conseil d’Administration (Joint Stock Company with a Board of Directors) subject to the provisions of Book II of the French Commercial Code applicable to business corporations, together with all other legal provisions applicable to commercial companies. It is governed by current and future laws and regulations applicable to limited liability companies and the bylaws (Article 1 of the bylaws).

3.1.3	DATE OF INCORPORATION AND TERM

The Company was incorporated on February 23, 1880 for an initial term of 99 years, with an initial expiration date of December 31, 2040, subject to extension or early dissolution.

3.1.4	CORPORATE PURPOSE (Article 3 of the bylaws)

The corporate purpose of the Company is the management and development of its current and future assets, in all countries and by all means and, in particular:

a)	obtaining, purchasing, leasing and operating any and all concessions and companies involved in supplying towns with drinking or industrial water, the evacuation and treatment of waste water, drying and draining operations, irrigation and the development of all water transport, protection and storage structures;

b)	obtaining, purchasing, leasing and operating any and all selling and service activities to local public authorities and private individuals with respect to urban development and management of the environment;

c)	the design, development and performance of any and all projects and any and all public or private works on behalf of local public authorities and private individuals; the preparation and signing of any and all treaties, contracts and agreements relating to the performance of such projects and works;

d)	the acquisition of any and all investments through the subscription, purchase, transfer, exchange or by any other means, of shares, interests, bonds and any and all other securities in companies already in existence or to be created;

e)	obtaining, purchasing, assigning, conceding and operating of all patents, licenses and processes;

f)	and, more generally, any and all industrial, commercial, financial, personal or real-estate transactions relating directly or indirectly to the corporate purpose or which are likely to favor and develop the business of the Company.

3.1.5	PLACE OF INCORPORATION

The Company is incorporated in Paris under the number 542 062 559.

Its APE (business activity) code is 741J.

3.1.6	LOCATION OF THE COMPANY’S LEGAL DOCUMENTS

Pursuant to the French Commercial Code, SUEZ statutory documents may be consulted at the Company’s headquarters, 16, rue de la Ville l’Evêque—75008 Paris.

3.1.7	FISCAL YEAR

The Company fiscal year starts on January 1 and ends on December 31.

3.1.8	DISTRIBUTION OF PROFITS UNDER THE BYLAWS

Distributable earnings consist of net income for the year, less any prior year losses, amounts to be allocated to legal reserves and all other amounts to be taken to reserves pursuant to the law, plus retained earnings.

The following amounts are deducted from distributable earnings:

•	the amount necessary to pay shareholders an initial dividend equal to 5% of the fully paid-up and unredeemed value of their shares, without shareholders being entitled to claim payment of this dividend out of subsequent period profits, should profits of the period prove insufficient to cover this payment;

•	amounts that the General Meeting, on the proposal of the Board of Directors, decides to transfer to retained earnings or allocate to the creation of reserves or contingency funds for the purpose of total or partial redemption of Company shares.

Any residual distributable earnings, after the above deductions, shall be allocated equally to shareholders, pro rata to the par value of their shares, as an additional dividend.

The Annual General Meeting which is convened to adopt the financial statements for the fiscal year, can grant shareholders, for all or part of the dividend or interim dividend distributed, the choice between receiving payment of the dividend or interim dividend in cash or in shares of the Company, in accordance with applicable law and regulations.

The Ordinary General Meeting can, on the recommendation of the Board of Directors, decide for all distributions of profits or reserves, the allocation of negotiable securities in the Company’s portfolio, with obligation for shareholders, where applicable, to perform the necessary groupings in order to receive the number of securities so allocated.

3.1.9	SHAREHOLDER GENERAL MEETINGS

3.1.9.1 Notice of Meeting

Shareholder General Meetings are considered to be “Extraordinary” when the decisions relate to a change in the bylaws and “Ordinary” in all other cases.

General Meetings are called and conducted in accordance with the terms and conditions as determined by law.

Meetings are held at the registered office or any other location indicated on the Notice of Meeting.

General Meetings are chaired by the Chairman of the Board of Directors, or, in his absence, by the oldest Vice-Chairman present at the meeting, or failing this, a Director specially delegated to this role by the Board of Directors. Failing all of the above, the General Meeting can elect its own Chairman.

Minutes of the meetings are prepared and copies thereof are certified and filed in accordance with the law.

3.1.9.2 Attendance

All shareholders, irrespective of the number of shares held, are entitled to attend meetings personally or be represented, subject to proof of their identity and the number of securities held, either through their registration or the filing, at the locations indicated in the notice of meeting, of a certificate from an intermediary stating that the shares held in the shareholder’s account shall be unavailable for transfer up to the date of the meeting. The period during which these formalities must be completed expires the day before the date of the General Meeting.

All shareholders may also, if permitted by the Board of Directors or its Chairman when the General Meeting is convened, attend the meeting by video conference or by electronic telecommunication or remote transmission, subject to and in accordance with the terms and conditions set by applicable law and regulations. Such shareholders are considered present at the meeting when calculating quorum and majority requirements.

General Meetings, duly called and held, represent all shareholders.

All shareholders are bound by decisions of General Meetings made in accordance with applicable law and the bylaws.

3.1.9.3 Voting rights

•	Single voting rights

The voting rights attached to shares are in proportion to the percentage of share capital they represent. Each share carries entitlement to at least one vote.

Where shares are subject to beneficial ownership, the voting rights attached to these shares are exercised by the beneficial owner at Ordinary and Extraordinary General Meetings.

All shareholders can vote by proxy, in accordance with the terms, conditions and procedures of prevailing legislation and regulations.

•	Double voting rights

Double voting rights are attributed to all fully paid-up shares held in registered form for at least two years in the name of the same shareholder or of this shareholder and individuals whose rights he holds, either intestate or by virtue of a will, as a result of the division of marital property between spouses or through inter vivos donation to a spouse or relative entitled to a share in the deceased’s estate. In the event of an increase in share capital by capitalization of profits, reserves or additional paid-in capital, double voting rights shall be conferred, from issuance, on registered shares allotted for no consideration to shareholders in respect of existing shares which benefit from such rights.

Double voting rights attached to shares cease on the conversion of such shares to bearer shares or their transfer to another shareholder, with the exception of registered to registered transfers as a result of succession or family gift. Double voting rights can only be cancelled:

-	by a decision of shareholders in Extraordinary General Meeting to change the bylaws, and

-	subsequent notification by a Special Meeting of Shareholders holding double voting rights, which must approve this cancellation by a two-thirds majority.

3.1.9.4 Mandatory notices to be made to the Company

All private individuals and corporate entities, acting alone or in concert, who acquire or cease to hold, directly or indirectly, a fraction of the share capital equal to or greater than 1% or a multiple thereof, up to 34% of the share capital, are required to inform the Company, by registered mail with return receipt requested, within 15 days from the date on which this threshold is crossed, of the number of shares held directly, indirectly or in concert.

Failure to comply with the above requirement results in cancellation of the voting rights attached to those shares exceeding the unreported fraction, at all shareholders meetings held during a two-year period following notice of cancellation. Application of this sanction is subject to the request by one or more shareholders holding at least 5% of the share capital of the Company. This request is recorded in the minutes of the General Meeting.

3.1.9.5 Identification of holders of securities

The Company may request, at any time and in accordance with applicable law and regulations, the stock market clearing house to inform it of the name and, in the case of a corporate entity, the corporate name, nationality and address of holders of securities conferring immediate or future entitlement to vote at shareholder meetings, together with their individual shareholdings and, where appropriate, any restrictions attached to such shares.

3.2	INFORMATION ON THE SHARE CAPITAL

3.2.0	CHANGES IN SHARE CAPITAL AND VOTING RIGHTS

Any change to the share capital or rights conferred by shares must be made in accordance with Section II of the bylaws. Share capital increases may only be decided by shareholders at an Extraordinary General Meeting, upon presentation of a report by the Board of Directors.

In case of a share capital increase by way of capitalization of reserves, profits or additional paid-in capital, the General Meeting must vote in accordance with quorum and majority requirements applicable to Ordinary General Meetings.

3.2.1	PAID-IN CAPITAL, NUMBER AND CLASSES OF SHARES

As of December 31, 2002, the share capital of the Company was € 2,014,844,806, made up of 1,007,422,403 shares of € 2 par value each.

The main transactions affecting the share capital in fiscal 2002 were as follows:

•	cancellation of 32,373,156 treasury shares effective December 31, 2002;

•	issuance of 246,475 shares following the exercise of stock subscription options;

•	issuance of 781,085 shares following the conversion of 156,217 January-February 1996 4% convertible bonds.

In addition, 3,404,801 shares issued as part of the share capital increase reserved for Group employees (“2002 Spring plan”) are not fully paid-up. They will be paid-up and listed on the stock market no later than August 12, 2005.

3.2.2	AUTHORIZED CAPITAL NOT ISSUED

MAIN AUTHORIZATIONS AVAILABLE TO SUEZ

•	Authorizations granted by the Combined General Meeting of April 26, 2002

Resol.	Purpose of the resolution	Validity	Maximum amount	Amount utilized	Balance

7th	Authorization to trade in the Company’s shares on the stock market	18 months (from April 26, 2002)	Max. purchase price: € 50 Min. selling price: € 32 Maximum holding: 10% of share capital Aggregate amount of acquisitions: ≤ € 5 billion	Purchases as of 12/31/02: 7,463,153 shares out of a total of 1,026,280,965 shares, i.e. 0.7% of the share capital Sales as of 12/31/02: 31,779 shares out of a total of 1,026,280,965 shares, % nm	9.3% of share capital

9th

Share capital increase via the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

		26 months (from April 26, 2002)	€ 700 million for shares* (representing a share capital increase of 34.7%) + € 5 billion for marketable securities*

10th

Share capital increase via the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring entitlement to shares in the Company, including to remunerate shares contributed in the context of a public offer for exchange

		26 months (from April 26, 2002)	€ 700 million for shares* (representing a share capital increase of 34.7%) + € 5 billion for marketable securities*

11th	Cancellation of shares	18 months (from April 26, 2002)	10% of share capital per 24-month period	Cancellation of 32,373,156 shares effective 12/31/02, i.e. 3.1% of the share capital	6.9% of share capital

12th	Share issue reserved for employee members of a SUEZ Group Corporate Savings Plan	5 years (from April 26, 2002)	3% of share capital	Issue of 6,277,786 shares, i.e. 0.6% of share capital as of 06/30/2002	2.4% of share capital

13th	Share issue reserved for employee members of a US Group Corporate Savings Plan	5 years (from April 26, 2002)	0.50% of share capital	Issue of 65,212 shares, % nm

14th	Share issue with cancellation of preferential subscription rights reserved for Spring Multiple 2002 SCA	1 year (from April 26, 2002)	€ 22.7 million, Issue of or 11.35 million shares	6,144,036 shares, i.e. 0.6% of share capital as of 06/30/2002

* These amounts may not be cumulated. They represent a global ceiling applicable to both resolutions. AUTHORIZATIONS GRANTED BY THE COMBINED GENERAL MEETING OF MAY 4, 2001
Resol.	Purpose of the resolution	Validity	Maximum amount	Amount utilized	Balance

29th	Authorization to issue bonds and debt securities	5 years (from May 4, 2001)	€ 7 billion	€ 231 million 1% bond issue exchangeable for Vinci shares € 500 million 2001/2003 3-month Euribor bond issue
	+ Issues of bonds resulting from the exercise of warrants or other		+ € 3.5 billion	representing a total utilization of € 731 million	€ 6.3 billion

31st	Granting of stock subscription and purchase options to executive officers and employees of Group companies	38 months (from May 4, 2001)	3% of share capital	1.27% for the allotment of 11/28/2001 0.86% for the allotment of 11/20/2002 representing a total of 2.13% of share capital	0.87% of share capital

3.2.3	SHARES NOT REPRESENTING AN INTEREST IN THE SHARE CAPITAL

SUEZ has not issued any founder’s shares or voting right certificates.

October and December 1999 5.875% bond issue

On October 13, 1999, SUEZ privately placed bonds loan with an initial tranche of € 1,250 million, followed in December 1999 by an additional tranche of € 150 million, under the following terms and conditions:

First tranche

Issue amount:	€ 1,250 million, made up of 1,250,000 bonds of € 1,000 nominal value each
Issue price:	101.045% of the nominal value
Issue and settlement date:	October 13, 1999
Interest:	5.875% per annum payable on October 13 of each year and for the first time on October 13, 2000
Redemption:	at par, in full, on October 13, 2009
Early redemption:	in the event of a change in the tax regime governing bonds
Term:	10 years
Repurchase:	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing:	Euronext Paris

Second tranche

Issue amount:	€ 150 million, made up of 150,000 bonds of € 1,000 nominal value each
Issue price:	100.813% of the nominal value
Issue date:	October 13, 1999
Interest:	5.875% per annum payable on October 13 of each year and for the first time on October 13, 2000
Redemption:	at par, in full, on October 13, 2009
Early redemption:	in the event of a change in the tax regime governing bonds
Term:	10 years
Repurchase:	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing:	Euronext Paris
ISIN Code:	FR0000495848
Sicovam Code:	049584

2000/2007 6.25% bond issue

At the beginning of November 2000, SUEZ launched a € 500 million bond issue, made up of 50,000 bonds of € 10,000 nominal value, under the following terms and conditions:

Issue price:	100% of the nominal value
Issue and settlement date:	November 2, 2000
Interest:	6.25% per annum payable annually on November 2, and for the first time on November 2, 2001
Redemption:	at par, in full, on November 2, 2007
Early redemption:	in the event of a change in the tax regime governing bonds
Term:	7 years
Repurchase:	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Assimilation:	the issuer reserves the right to issue new bonds assimilated to the existing bonds and with the same terms and conditions
Listing:	Euronext Paris
ISIN Code:	FR 0000483430
Sicovam Code:	048343

2001/2003 Euribor floating-rate bond issue

In June 2001, SUEZ launched a € 500 million bond issue made up of bonds of € 1,000 nominal value each, under the following terms and conditions:

Issue price:	99.997% of the nominal value
Issue and settlement date:	June 27, 2001
Interest:

annual floating-rate interest indexed to 3-month Euribor plus 0.15%. Interest is payable quarterly on September 27, December 27, March 27 and June 27 of each year and for the first time on September 27, 2001

Redemption:	June 27, 2003 or the nearest interest payment date
Early redemption:	in the event of a change in the tax regime governing bonds
Term:	2 years
Repurchase:	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing:	Luxembourg stock exchange
ISIN Code:	FR0000486235
Sicovam Code:	EC 4006135

Bond issued by GIE SUEZ Alliance

GIE SUEZ Alliance, created in November 2001, is SUEZ’s preferred financing vehicle in the bond markets. It comprised 8 members as of December 31, 2002 (SUEZ, SUEZ Finance, Tractebel, Elyo, Ondeo, Lyonnaise des Eaux France, SITA, and SITA France).

The GIE proceeded with two bond issuances in fiscal 2002 with the following key terms and conditions:

2002/2009 5.50% bond issue

In February 2002, GIE SUEZ Alliance launched a € 1,250 million bond issue made up of 1,250,000 bonds of € 1,000 nominal value each, under the following terms and conditions:

Issue price:	€ 1,000,000,000: 99.731% of the nominal value, payable in full on the settlement date € 250,000,000: 98.704% of the nominal value, payable in full on the settlement date
Issue and settlement date:	February 20, 2002
Interest:	5.50% per annum payable in arrears on February 20 each year and for the first time on February 20, 2003
Redemption:	at par, in full, on February 20, 2009
Early redemption:	in the event of a change in the tax regime governing bonds
Term:	7 years
Repurchase :	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing:	Luxembourg stock exchange
ISIN Code:	FR0000488207

2002/2003 floating-rate bond issue

In April 2002, GIE SUEZ Alliance launched a € 800 million bond issue made up of 800,000 bonds of € 1,000 nominal value each, under the following terms and conditions:

Nominal value:	€ 800,000,000
Issue price:	99.954% of the nominal value, payable in full on the settlement date
Issue and settlement date:	April 26, 2002
Interest:

European interbank 3-month euro deposit rate plus 0.10% per annum. Interest is payable quarterly in arrears on January 27, April 27, July 27, and September 27 of each year and for the first time on July 27, 2002

Redemption:	at par, in full, on October 27, 2003
Early redemption:	in the event of a change in the tax regime governing bonds
Repurchase :	bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
Listing:	Luxembourg stock exchange
ISIN Code:	FR0000489049

The different bond issues exchangeable for shares are detailed in Note 16.2 to the consolidated financial statements in Chapter 5.

Euro Medium Term Notes (EMTN) Program

In March 2001, SUEZ launched a € 2 billion Euro Medium Term Notes program.

In June 2002, GIE SUEZ Alliance was added to SUEZ and SUEZ Finance as an additional issuer under this program.

During fiscal year 2002, GIE SUEZ Alliance and SUEZ Finance, underwritten by GIE SUEZ Alliance, launched 15 issues under this program for a total amount of € 1,404,125,000, with terms of 6 months to 10 years which were guaranteed by GIE SUEZ Alliance. The main issues were:

•	a € 200 million issue on July 5, 2002, bearing interest at 3-month Euribor plus 0.15% and maturing on January 6, 2004;

•	a € 400 million issue on July 15, 2002, bearing interest at 3-month Euribor plus 0.20% and maturing on July 15, 2004;

•	a € 300 million issue on November 26, 2002 bearing fixed-rate interest of 5.50% and maturing on November 26, 2002. This issuance was subject to an interest-rate swap exchanging the 5.50% fixed rate for a floating-rate of 3-month Euribor plus 0.95%.

Treasury notes

The Group treasury note program was increased from € 2 billion to € 3 billion. The program benefits from an unconditional guarantee from GIE SUEZ Alliance.

SUEZ Finance, within the framework of this program, contributed average outstandings of € 1,497 million to Group financing during fiscal year 2002.

3.2.4	SECURITIES CONFERRING ENTITLEMENT TO SUEZ SHARE CAPITAL

3.2.4.1 January-February 1996 4% convertible bonds

In February 1996, Lyonnaise des Eaux issued convertible bonds for a total amount of € 525,949,158.25 (FRF 3,450,000,320), made up of 6,634,616 bonds of € 79.27 (FRF 520) nominal value each, under the following terms and conditions:

Issue price:	par
Issue and settlement date:	February 6, 1996
Interest:	4% per annum, payable January 1 each year
Redemption:	in full on January 1, 2006 at a price of € 96.04 (FRF 630), i.e. 121.15% of the issue price
Early redemption:

1) at any time by repurchase on the stock market, notably by way of public offer, without limit as to price or quantity

2) between January 1, 2001 and December 31, 2005

-  at a price determined such that the holder receives the gross actuarial yield to maturity offered by the loan, i.e. 5.65%

-  if the average share price exceeds 115% of the early redemption price

3) at any time if less than 10% of the initial number of bonds remain outstanding at € 96.04

(FRF 630), i.e. 121.15% of the nominal value

Term:	9 years and 330 days
Conversion:	1 share for 1 bond initially 5 shares for 1 bond since the five-for-one share split in May 2001
Listing:	Euronext Paris

In 2002, 156,217 January-February 1996 4% bonds were converted resulting in the issue of 781,085 SUEZ shares. As of December 31, 2002, 2,594,388 bonds remained outstanding, representing 39.10% of securities issued. The conversion of these bonds as of December 31, 2002 would lead to the issue of 12,971,940 new shares.

During fiscal year 2002, January-February 1996 4% bond high and low prices were € 170.20 (January 2, 2002) and € 94.80 (September 24, 2002) respectively, and the closing price on December 31, 2002 was € 101.90 (source: Fininfo S.A.)

3.2.4.2 Stock subscription and purchase options

The SUEZ annual stock subscription and purchase option plan aims to closely involve executive and senior management, as well as managers showing high potential, in the future development of the Company and create shareholder value.

The allotment of stock subscription and purchase options is also a means of increasing loyalty taking into account contribution to strategic policies as well as adhesion to Group values.

Conditions for the allotment of options and the list of beneficiaries is drawn up by the Board of Directors in accordance with the authorization granted by General Meetings.

Allotment in 2002 was guided by the goal of Executive management to maintain a growing base of beneficiaries, while at the same time being mindful of the difficult global economic climate.

In addition, the decision to no longer apply a discount when determining the option price was continued for 2002.

The following tables indicate the nature of each of the plans, together with exercise terms and conditions and any discount percentage granted, where applicable.

Stock subscription options

Former Lyonnaise des Eaux plans

Plan	Date of authorizing GM	Vesting date	Strike price (€)	Discount	Number of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by the Management Committee	Stock options exercised in 2002	Stock options cancelled in 2002	Stock options not exercised as of 12/31/2002	Expiration date

07/15/1994	06/09/1994	07/15/1996	14.79	5%	361	1,693,750	510,500	90,485	0	expired	07/15/2002

06/14/1995	06/09/1994	06/14/1997	15.03	5%	422	1,834,250	561,000	26,385	2,000	436,250	06/14/2003

07/24/1996	06/09/1994	07/24/1998	13.90	5%	492	2,271,500	680,000	103,605	0	712,560	07/24/2004

TOTAL						5,799,500	1,751,500	220,475	2,000	1,148,810

SUEZ plans

Plan	Date of authorizing GM	Vesting date	Strike price (€)	Discount	Number of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by Group Executives*	Stock options exercised in 2002	Stock options cancelled in 2002	Stock options not exercised as of 12/31/2002	Expiration date

11/17/1997	06/19/1997	11/17/2002	17.47	5%	873	4,996,000	880,000	26,000	6,000	4,734,000	11/17/2005

11/28/2000	05/05/2000	11/28/2005	36.41	—	1,347	6,493,000	1,127,500	—	78,250	6,368,750	11/28/2010

12/21/2000	05/05/2000	12/21/2005	37.84	—	510	3,000,500	145,000	—	0	2,901,500	12/20/2010

11/28/2001	05/04/2001	11/28/2005	34.5	—	3,160	13,030,000	1,685,000	—	177,500	12,852,500	11/27/2011

11/20/2002	05/04/2001	11/20/2006	17.67	—	2,528	8,991,847	1,254,000	—	0	8,991,847	11/19/2012

TOTAL						36,511,347	5,091,500	—	261,750	35,848,597

*	On allotment and corresponding, in fiscal year 2002, to the Executive Committee.

Stock purchase options

Former Compagnie de Suez plans

Plan	Date of authorizing GM	Vesting date	Strike price (€)	Discount	Number of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by the Management Committee	Stock options exercised in 2002	Stock options cancelled in 2002	Stock options not exercised as of 12/31/2002	Expiration date

10/15/1996	06/14/1995	15/10/1998	9.79	20%	61	436,325	156,395	88,057	0	222,971	10/15/2004

TOTAL						436,325	156,395		0	222,971

SUEZ plans

Plan	Date of authorizing GM	Vesting date	Strike price (€)	Discount	Number of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by Group Executives	Stock options exercised in 2002	Stock options cancelled in 2002	Stock options not exercised as of 12/31/2002	Expiration date

11/16/1998	06/11/1998	11/16/2003	29.82	5%	971	5,203,500	1,238,500	12,500	14,000	4,745,250	11/16/2006
06/30/1999	06/11/1998	06/30/2004	32.36	+1%	29	244,500	30,000	—	0	240,500	06/30/2007
11/15/1999	06/11/1998	11/15/2004	30.22	—	1,115	5,095,250	1,117,500	15,000	15,000	4,944,000	11/15/2007
01/31/2000	06/11/1998	01/31/2005	30.13	—	143	868,750	50,000	—	0	868,750	01/31/2008
TOTAL					11,412,000	2,436,000	27,500	29,000	10,798,500

Former SITA stock subscription options

Former SITA plans

Plan	Date of authorizing GM	Vesting date	Strike price (€)		Discount	Number of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by Group Executives	Stock options exercised in 2002	Stock options cancelled in 2002	Stock options not exercised as of 12/31/2002	Expiration date

06/09/1998	06/04/1997	06/09/2000	201.69	*	5%	131	76,850	30,300	—	3,250	73,600	05/25/2006

05/26/1999	06/04/1997	05/26/2003	198.90	*	5%	187	113,900	37,200	—	8,900	105,000	05/25/2006

TOTAL							190,750	67,500	—	12,150	178,600

*	This strike price corresponds to the stock option strike price.

The SUEZ share exchange will be performed on the basis of 5 SITA shares for 40 SUEZ shares, i.e. a price of € 25.21 for the 1998 plan and € 4.86 for the 1999 plan.

3.2.4.3 Potential dilutive share capital effects as of December 31, 2002

The potential share capital of the Company as of December 31, 2002 is 49,969,347 shares (+4.96%):

•	12,971,940 shares (+ 1.29%) resulting from the potential conversion of January-February 4% convertible bonds.

•	36,997,407 shares (+ 3.67%) resulting from the potential exercise of stock subscription options.

The calculation of diluted earnings per share is presented in Note 13.8 to the consolidated financial statements (Chapter 5).

3.2.5	CHANGES IN THE SHARE CAPITAL OVER THE LAST FIVE YEARS

Year	Share capital increase	Share issue		Share capital (in FRF’000)	Number of shares
		Par value (in FRF)	Additional paid-in capital (in FRF)

12/31/1997				7,574,146	126,235,772

	Issue of 24,072,058 shares of FRF 60 par value each following the public offer of exchange for SGB (beginning July 1998)	1,444,323,480	22,964,743,332	9,018,470	150,307,830

	Issue of 1,324,300 shares of FRF 60 par value each following the additional public offer of exchange for SGB (beginning August 1998)	79,458,000	1,263,382,200	9,097,928	151,632,130

	Cancellation of 4,759,580 shares of FRF 60 par value each	—	—	8,812,353	146,872,550

	Issue of 260,665 shares of FRF 60 par value each through a share issue reserved for Group employees	15,639,900	192,370,770	8,827,993	147,133,215

	Issue of 417,421 shares of FRF 60 par value each by the exercise of options	25,045,260	168,926,911	8,853,038	147,550,636

	Issue of 141,342 shares of FRF 60 par value each by conversion of June 1990 6.5% convertible bonds	8,480,520	104,593,080	8,861,519	147,691,978

	Issue of 75,759 shares of FRF 60 par value each by conversion of January-February 1996 4% convertible bonds	4,545,540	34,849,140	8,866,064	147,767,737

12/31/1998				8,866,064	147,767,737

Year	Share capital increase	Share issue		Share capital (in €’000)	Number of shares
		Par value (in €)	Additional paid-in capital (in €)

02/01/1999	Legal conversion of the share capital into euro by capitalization of FRF 826,863,926 deducted from Additional paid-in capital and resulting increase in the par value of the share from FRF 60 (€ 9.14694) to €10	—	—	1,477,677	147,767,737

	Cancellation of 349,789 shares of € 10 par value each	—	—	1,474,179	147,417,948

	Cancellation of 1,090,631 shares of € 10 par value each	—	—	1,463,273	146,327,317

	Issue of 2,780,668 shares of € 10 par value each following the early redemption of June 1990 6.50% convertible bonds	27,806,680	311,321,365	1,491,080	149,107,985

	Issue of 1,754,277 shares of € 10 par value each through a share issue reserved for Group employees	17,542,770	207,250,285	1,508,623	150,862,262

	Issue of 4,883,216 shares of € 10 par value each following the public offer of exchange for SITA	48,832,160	747,132,048	1,557,455	155,745,478

	Issue of 39,416,928 shares of € 10 par value each following the initial public offer of exchange for Tractebel	394,169,280	6,030,789,984	1,951,624	195,162,406

	Issue of 1,857,543 shares of € 10 par value each following the second public offer of exchange for Tractebel	18,575,430	284,204,079	1,970,199	197,019,949

	Issue of 367,240 shares of € 10 par value each by the exercise of stock subscription options	3,672,400	23,038,591	1,973,872	197,387,189

	Issue of 1,042,117 shares of € 10 par value each by conversion of January-February 1996 4% convertible bonds	10,421,170	72,191,081	1,984,293	198,429,306

12/31/1999				1,984,293	198,429,306

	Issue of 3,129,256 shares of € 10 par value each through a share issue reserved for Group employees (Spring 2000 operation)	31,292,560	424,891,117	2,015,586	201,558,562

	Issue of 2,308,499 shares of € 10 par value each by conversion of January-February 1996 4% convertible bonds	23,084,990	159,917,780	2,038,671	203,867,061

	Issue of 219,520 shares of € 10 par value each by the exercise of stock subscription options	2,195,200	14,245,071	2,040,866	204,086,581

	Issue of 179,136 shares of € 10 par value each by the exercise of Northumbrian Water Group stock equity warrants	1,791,360	15,971,765	2,042,657	204,265,717

12/31/2000				2,042,657	204,265,717

05/15/2001	5 for 1 share split			2,042,657	1,021,328,585

	Issue of 495,050 shares of € 2 par value each by conversion of 99,010 January-February 1996 4% convertible bonds	990,100	6,858,768	2,043,647	1,021,823,635

	Issue of 246,015 shares of € 2 par value each by the exercise of stock subscription options	492,030	3,061,066	2,044,139	1,022,069,650

	Issue of 1,590,315 shares of € 2 par value each by the exercise of Northumbrian Water Group stock equity warrants	3,180,630	28,358,497	2,047,320	1,023,659,965

06/30/2001				2,047,320	1,023,659,965

	Issue of 1,791,550 shares of € 2 par value each by conversion of 358,310 January-February 1996 4% convertible bonds	3,583,100	24,820,134	2,050,903	1,025,451,515

	Issue of 829,450 actions de € 2 par value each by the exercise of stock subscription options	1,658,900	10,007,906	2,052,562	1,026,280,965

12/31/2001				2,052,562	1,026,280,965

	Issue of 598,870 shares of € 2 par value each by conversion of 119,774 January-February 1996 4% convertible bonds	1,197,740	8,296,745	2,053,760	1,026,879,835

	Issue of 153,095 shares of € 2 par value each by the exercise of stock subscription options	306,190	1,928,490	2,054,066	1,027,032,930

30/06/2002				2,054,066	1,027,032,930

	Issue of 12,487,034 shares of € 2 par value each through a share issue reserved for Group employees (Spring 2002 operation)	24,974,068	239,338,303	2,079,040	1,039,519,964

	Cancellation effective December 31, 2002, of 32,373,156 treasury shares	64,746,312	767,578,589	2,014,294	1,007,146,808

	Issue of 182,215 shares of € 2 par value each by conversion of 36,443 January-February 1996 4% convertible bonds	364,430	2,524,407	2,014,658	1,007,329,023

	Issue of 93,380 shares of € 2 par value each by the exercise of stock subscription options	186,760	1,207,730	2,014,845	1,007,422,403

12/31/2002				2,014,845	1,007,422,403

3.3	BREAKDOWN OF THE SHARE CAPITAL AND VOTING RIGHTS

3.3.1 SHARE CAPITAL AND SHARE OWNERSHIP

As of December 31, 2002, the share capital of SUEZ totaled € 2,014,844,806 and was made up of 1,007,422,403 shares of € 2 par value each, representing 1,130,648,612 voting rights.

A review of the identity of our shareholders was performed at the end of December 2002 (TPI study), applying thresholds of 1 million shares for institutional shareholders and 300 shares for private individual shareholders.

Major shareholders as of December 31, 2002

	% share capital	% voting rights**

Groupe Bruxelles Lambert (GBL)	7.2%	12.5%

Employee shareholders	4.0%	4.5%

Crédit Agricole	3.3%	5.7%

CDC	3.2%	3.8%

Cogema	2.3%	2.8%

CNP Assurances	1.6%	1.4%

Caixa	1.5%	1.4%

Treasury stock	1.3%	—

Sofina	1.0%	0.9%

Management	nm	nm

General public (to the Company’s knowledge, no shareholder in this category holds more than 5% of the share capital	74.6%	67.0%

TOTAL	100%	100%

*	calculated based on the number of shares outstanding as of December 31, 2002.
**	calculated based on reported voting rights (AGM of April 26, 2002) of 1,130,883,275.

The difference observed between percentage interests in the share capital and voting rights is due to the following:

-	the Company’s bylaws confer double voting rights on shares held by the same shareholder for over two years in registered form,

-	applicable law cancels voting rights attached to treasury stock held by the Company.

To the Company’s knowledge, there are no shareholder agreements.

Treasury stock as of December 31, 2002

The Combined General Meeting of April 26, 2002 authorized the Company to trade in its own shares for equity management purposes, subject to the terms and conditions of applicable laws and regulations.

(Prospectus approved by the COB on March 5, 2002—visa n° 02-274)

Conditions:	maximum purchase price: € 50 minimum selling price: € 32 maximum shareholding: 10% of share capital aggregate amount of acquisitions: € 5 billion

Between the General Meeting of April 26 and December 31, 2002, the Company purchased 7,463,153 of its own shares for a total consideration of € 144.6 million and a unit value of € 19.37 and sold 31,779 shares for a total consideration of € 1 million and a unit value of € 32.54.

Between January 1 and February 28, 2003, the Company did not trade in its own shares on the stock market.

The Board of Directors meeting of November 20, 2002, using the authorization granted by the eleventh resolution adopted at the Combined Shareholders’ Meeting of April 26, 2002, decided to cancel, effective December 31, 2002, 32,373,156 of its own shares, representing 3.11% of the share capital.

As of December 31, 2002, the Company held 11.2 million of its own shares, representing 1.1% of the share capital.

3.3.2	MAJOR CHANGES IN SHARE OWNERSHIP DURING THE LAST 3 FISCAL YEARS

	December 31, 2000		December 31, 2001		December 31, 2002
	% of share capital	% of voting rights	% of share capital	% of voting rights	% of share capital	% of voting rights

Groupe Bruxelles Lambert (GBL)	7.2	12.8	7.1	12.5	7.2	12.5

Employee shareholders	2.8	2.6	2.7	3.4	4.0	4.5

Crédit Agricole	3.5	6.0	3.2	5.4	3.3	5.7

CDC	2.5	3.3	2.6	3.3	3.2	3.8

Cogema	2.2	4.1	2.2	2.8	2.3	2.8

CNP Assurances	1.6	1.5	1.6	1.4	1.6	1.4

Caixa	1.5	1.4	1.5	1.4	1.5	1.4

Sofina	1.2	1.1	1.0	0.9	1.0	0.9

3.3.3	LEGAL ENTITIES WITH A CONTROLLING INTEREST IN THE COMPANY

Not applicable.

3.3.4	ORGANIZATIONAL CHART

See Chapter 4—Group strategy and description of activities.

3.3.5	PLEDGES OVER THE ISSUER’S SHARES

None.

3.3.6	PLEDGES OVER ASSETS

See Notes 10 and 20 to the consolidated financial statements.

3.4	MARKET IN COMPANY SECURITIES

SUEZ shares are listed on the Paris Stock Exchange’s Premier Marché and the Brussels, Luxembourg and Zurich stock exchanges. Since September 18, 2001, SUEZ shares are also listed on the New York Stock Exchange in the form of American Depositary Shares (ADS). Each ADS represents one SUEZ share.

The SUEZ share is included in the CAC 40, Dow Jones Euro Stoxx 50, Dow Jones Stoxx 50, Dow Jones Euro Utilities and FTSE Eurotop 100 indices.

Information on the markets of the various financial instruments issued by SUEZ is presented on page 11 and following.

Share price highs and lows and trading volumes in the SUEZ share in Paris	(source Fininfo S.A.	)

	High (€)	Low (€)	Trading volume	Capital (in € million)

2001

July	38.80	35.41	2,670,561	100,190

August	39.00	36.50	2,629,645	99,097

September	38.24	30.20	4,385,520	156,399

October	37.80	33.23	2,977,400	105,648

November	35.80	32.60	3,839,564	130,680

December	34.30	31.91	2,721,448	89,150

2002

January	34.90	30.80	3,470,040	113,267

February	34.55	32.00	2,833,711	94,268

March	33.35	31.26	3,515,863	113,686

April	33.80	31.40	3,705,596	120,868

May	33.19	30.29	4,080,662	130,055

June	30.95	23.20	4,619,048	125,752

July	27.30	18.38	5,804,726	132,274

August	25.85	19.35	3,713,694	85,938

September	23.51	14.50	5,444,269	105,658

October	19.48	13.18	5,302,632	87,514

November	19.84	16.60	4,127,491	75,180

December	20.10	15.52	4,430,586	78,898

2003

January	19.80	16.25	6,548,002	118,858

February	18.72	10.97	7,047,440	104,188

ADS—Share price highs and lows and trading volumes on the New York Stock Exchange			(source Fininfo S.A.)

	High (US$)	Low (US$)	Trading volume	Capital (in US$ million)

2001

September *	35.10	31.00	39,300	—

October	34.20	30.45	10,914	—

November	32.00	29.10	5,995	—

December	31.95	28.40	50,090	—

2002

January	30.85	27.30	36,852	—

February	29.90	27.50	38,484	—

March	29.30	27.27	27,150	—

April	30.30	27.61	26,941	—

May	29.95	28.60	19,314	—

June	28.75	24.01	34,545	—

July	26.50	18.85	61,841	—

August	25.20	19.12	42,886	—

September	21.94	15.00	74,750	—

October	18.03	13.18	100,200	—

November	19.50	16.85	90,065	—

December	19.97	16.51	62,252	—

2003

January	20.85	17.47	63,714	—

February	20.08	12.20	66,668	—

*	Month of listing of SUEZ on the New York Stock Exchange.

Bond price highs and lows and trading volumes in January-February 1996

4% convertible bonds in Paris (source Fininfo S.A.)

	High (€)	Low (€)	Trading volume	Capital (in € million)

2001

July	194.80	170.00	2,088	0.394

August	195.00	182.11	4,976	0.940

September	189.50	139.00	6,189	1.091

October	186.50	168.00	2,029	0.357

November	178.10	162.80	1,938	0.329

December	170.50	155.11	2,217	0.359

2002

January	170.20	150.70	5,177	0.815

February	169.00	155.01	595	0.098

March	166.90	154.01	1,350	0.215

April	168.50	154.11	895	0.144

May	165.50	152.00	217	0.035

June	155.00	117.30	420	0.058

July	140.90	99.00	2,382	0.277

August	129.90	100.10	209	0.024

September	120.20	94.80	581	0.065

October	108.00	96.20	593	0.059

November	111.00	99.35	345	0.036

December	107.00	98.50	448	0.047

2003

January	105.30	98.33	276	0.028

February	102.00	95.10	588	0.059

Traded share options

SUEZ class option trading volumes in 2002 in Paris (number of contracts)

Period	Calls	Puts	Total

January 1 to December 31, 2002	3,220,350	2,131,224	5,351,574

3.5 DIVIDENDS

Dividends for the last five fiscal years (after adjustment for the 5 for 1 share split)

Fiscal year in €	Net dividend	Tax credit	Gross dividend

1997	0.46	0.23	0.69

1998	0.54	0.27	0.81

1999	0.60	0.30	0.90

2000(1)	0.66	0.33	0.99

2000(2)	0.56	0.28	0.84

2001(1)	0.71	0.355	1.065

2001(2)	0.61	0.305	0.915

(1)	Fully paid-up shares.
(2)	Shares not fully paid up.

After a period of five years, unclaimed dividends are automatically paid to the French Treasury.

CHAPTER 4

GROUP STRATEGY AND BUSINESS OVERVIEW

4.1 VISION AND STRATEGY

HISTORY AND DEVELOPMENT OF SUEZ

SUEZ was formed in June 1997 by the merger of Compagnie de Suez and Lyonnaise des Eaux. At that time Compagnie de Suez, which had built and operated the Suez Canal in Egypt until its nationalization in 1956, was a highly diversified holding company with operating units in financial services and energy, largely in Belgium and France. Lyonnaise des Eaux was a diversified company, with water, waste services, construction, communications, and on-site technical management services, largely in France, but with significant international activities.

4.1.1. Business overview

SUEZ provides services that meet the essential needs of a diversified clientele.

In keeping with its announced intentions at the time of the merger in 1997, SUEZ has evolved from a conglomerate to a global industrial group promoting sustainable development and offering a comprehensive range of solutions in the energy and environment sector, water and waste services, for companies, individuals and municipalities.

SUEZ develops, designs, implements, and operates systems and networks in each of these areas to meet the needs of its customers, whether they are companies, municipalities, or individual customers. Beyond the services these customers require, SUEZ aims to provide them with customized and innovative solutions.

The Group’s development is sustained by the diversity of its services, which benefit from its extensive expertise, its long experience and its client base, its financial flexibility resulting from recurrent cash flow, and by its vast international network.

In each of its two major business areas, Energy and Environment, SUEZ enjoys leading positions:

•	In Energy, SUEZ is a leading energy player with recognized expertise in every phase of the value chain, whether electricity generation and supply, energy trading as a support activity, transmission, distribution and sale of electricity and natural gas, or related services such as cogeneration plant construction, on-site technical maintenance, complex systems management, and project engineering.

•	In Environment, SUEZ is one of the world’s leading player in water-related services. It designs and manages production and distribution systems for drinking water and wastewater treatment, engineers water treatment facilities, and provides a complete range of industrial water-related services. SUEZ is also among the world’s leaders in waste services, serving municipal and business customers. It is experienced in every facet of the business, from waste collection and sorting to recycling, incineration and landfill disposal, and can handle most categories of both non-hazardous and hazardous waste. In 2002, these two activities with a strong local and municipal emphasis were combined within SUEZ Environment Local Services. Ondeo Nalco, a world leader in industrial water treatment services, and its subsidiary, Ondeo Industrial Solutions, specialized in onsite operations and maintenance of industrial process water treatment, are the operational entities of SUEZ Environment Industrial Services.

SUEZ believes that its diversified clientele provides a constant business source with an organic growth potential between 4% and 7% per year, depending on economic conditions. SUEZ targets two main customer segments:

a) Business customers

In 2002, the Group generated over 50% of its revenues from this segment.

Industrial and service sector companies often seek custom-tailored solutions in areas of the Group’s expertise.

SUEZ offers both:

•	basic products and services (electricity, natural gas, water, waste management);

•	a vast array of specialized services, including chemical water treatment, hazardous industrial waste treatment, design and installation of water treatment plants and electrical and mechanical installations, and climate engineering; (and)

•	industrial on-site management services, from maintenance to complex outsourcing operations involving transfers of human resources and capital assets.

SUEZ expects that the company services market will grow in the coming years. The pace of growth will be determined by the health of national economies. Strong trends in outsourcing include a progressive move from simple, maintenance-type services to more complex ones, such as facilities management, full water cycle management, and waste management. In addition, there is a growing expectation for service providers to make commitments on results, not just on means and the sharing, even transfer, of all or part of the industrial risk. The Group’s international presence may enable it to offer multi-site, mono-service, or even multi-service contracts, in accordance with customer needs. Such a contract could include, for example, ultra-pure water supply (Ondeo), electricity, natural gas and heating (Tractebel), incineration and waste treatment (SITA), and facilities management and management of on-site cogeneration facilities (Elyo). Since 1997, factors have converged to accelerate development of the Group’s industry services business. The opening of the energy market to competition has created new market opportunities not only for commodity supply but also for assisting companies seeking more complex services. In addition, the Group has acquired companies with strong industrial specialties (particularly in water treatment, with Nalco and Calgon) to expand its range of expertise and geographic coverage.

SUEZ has also restructured, creating:

•	a coordination unit within each business group responsible for developing corporate relations with major accounts; and

•	a Group-level coordinating unit, SUEZ Industrial Solutions, to develop a multi-disciplinary marketing approach, coordinate network sales efforts, manage major accounts and, if necessary, conduct the most important multi-business outsourcing projects.

b) Municipal and individual customers

The Group’s market is influenced in the long-term by shifts in public policy and national regulations, and increasing urbanization. In the case of energy, for example, reliance on private sector enterprises is increasing with market deregulation. In the case of water, it is increasing as public sector entities reach the limits of their resources and expertise. With waste services, it increases as environmental standards are more rigorously enforced. This reliance on private operators can take the form of privatization, concessions, or operation and maintenance contracts. For numerous municipalities and international institutions, reliance on private sector providers is synonymous with greater efficiency, in the form of prices which better reflect economic reality, higher quality service, and the ability to serve a greater number of people.

SUEZ views the long-term development potential of this market to be considerable. To take just one example, only 8% of the world’s population currently receives water services through a public-private partnership. To address the major, long-term needs, SUEZ committed itself to “bridging the water divide”. Today, one person out of six in the world does not have access to drinking water and close to half the world’s population is without adequate sewage hookups. If the world merely maintains today’s disastrous status quo the so-called millennium improvement targets will not be achieved. This finding was forcefully reiterated at Johannesburg in August 2002. The development model that SUEZ puts forward is based on a public-private partnership, with a clear delineation of responsibilities. In this model, the private sector operator is not the infrastructure owner but, for the duration of the contract, is given responsibility for its upkeep and most often for its development for the benefit of everyone. Investments, if any, by the operator are for the expansion or improvement of the network or treatment infrastructure, and not their acquisition. If ways can be found to avoid having the private operator take too great a share of the risk and if public authorities are in a position to honor their contractual commitments, particularly with respect to rates, the private sector has a role to play in “bridging the water divide”. Its importance in this regard was underscored at the Earth Summit.

4.1.2. Business activity growth despite a depressed international economic climate

Despite the year’s difficult economic picture, the Group continued to show vigorous commercial activity in 2002, winning over 50 major contracts and thus contributing to an organic growth rate of 5.7%, identical to the 2001(1) figure. Group revenues came to € 46.1 billion(2) in 2002, representing an increase of 8.8% over the previous year.

Energy and Environment revenues accounted for 98.6% of total revenues, with Energy alone representing the largest portion at 64.1%, followed by Environment related services with 34.5%.

Revenue breakdown In € millions, except %	2002		2001		2000

Energy*	29,548.2	64.1%	26,373.9	62.3%	19,586	56.6%

Environment	15,897.4	34.5%	15,374.3	36.3%	14,386	41.5%

Communications	644.2	1.4%	611.0	1.4%	645	1.9%

GROUP TOTAL	46,089.8	100.0%	42,359.2	100.0%	34,617	100.0%

*	including energy trading.

Organic growth for energy activities was 4.9%(3), while organic growth for environment activities was 6.6%.

While the Group’s activity is worldwide, its most important market remains Europe where it generated some 76.2% of its 2002 revenues (excluding energy trading). France and Belgium make the largest contribution, 48.4% (excluding energy trading), and the relative weight of its activities in Europe and the United States increased from 84.9% in 2001 to 87.8% (excluding energy trading) in 2002. A large part of the decline in emerging countries’ contribution to Group revenues is due to the depreciation of the Argentine and Brazilian currencies. The Group’s strategic direction for geographic development was announced in January 2003 (see below, “the 2003-2004 action plan”). As a result, coming years should see continued development, with the objective of reducing the Group’s relative exposure to emerging countries, both in terms of revenues as well as invested capital, while increasing it in industrialized countries in Europe and the United States.

The Group’s organic growth in 2002 progressed against the background of an unstable world economy. The year 2001 had seen a real breakdown of the growth dynamic. Activity rebounded at the start of 2002(4), but once again lost steam with a further weakening in the financial markets and a worsening of the Middle East situation. During 2002 the Group’s activity was characterized by a persistent slowdown in the major western countries, along with continued erosion in market indexes and, in Asian and Latin American countries, by a sudden economic breakdown setting off currency collapses, particularly in Argentina and Brazil.

Financial market volatility in 2002 was accompanied by increased wariness over debt levels incurred by numerous companies and a climate of strong aversion to risk. As far as the Group is concerned, its net indebtedness has receded since the end of 2001, from € 28 billion at December 31, 2001, to € 26 billion at December 31, 2002. Group management believes that the Group has sufficient liquidity to meet its needs.

Indeed, at December 31, 2002, the Group had available € 7.1 billion in cash and cash equivalents, net of overdraft in addition to € 3.8 billion in liquid listed securities and € 6.9 billion in confirmed undrawn credit lines. The amount needed to repay maturities falling due in 2003 is € 7 billion (including € 0.9 billion in monetized securities due in 2003, and € 1.7 billion in line of credit drawings due in 2003), plus € 3.3 billion in commercial paper. In addition, the Group has the possibility of extending € 1.7 billion in credit facilities for one year.

Return on Group operations was negatively impacted by the worsening economic situation, particularly in Argentina, Brazil, Indonesia, and the Philippines. The Group’s position there was undermined both by the collapse of local currencies and by the refusal by certain contracting parties to uphold their commitments, particularly in terms of rate adjustments. The protracted stock market decline significantly reduced the value of the Group’s non-consolidated investments, thus increasing exceptional expenses. As a result, the Group suffered a net loss of € 862.5 million after exceptional expenses, net of taxes, of € 1,733 million. This latter figure includes provisions established to cover the Group’s Argentine exposure, the closing or withdrawal from certain activities, and equity write downs and the impairment in value of both listed and unlisted securities (see Business Report §3).

(1)	On a constant Group structure, accounting method, and exchange rate basis, excluding energy trading and natural gas price fluctuations.
(2)	Including energy trading.
(3)	On a constant Group structure and exchange rate basis, excluding energy trading and natural gas price fluctuations.
(4)	Economic outlook, December 2002.

Still, despite the particularly difficult world economic circumstances in 2002, SUEZ demonstrated strong operating performance, both in its Energy and Environment activities, which produced organic(5) growth in EBITDA(6) of 3.3%.

The table below summarizes consolidated revenue and profitability trends for the past three years.

In € millions	2002	2001	2000

Revenues	46,090	42,359	34,617

- without energy trading	40,218	38,490	33,436

EBITDA(6)	7,254	7,738	7,415

Net income (loss)	(862.5)	2,086.7	1,919.4

Cash flow	4,857	4,817	4,492

Net capital expenditures	3,279	3,968	4,192

Net financial investments	(320)	304	5,345

NET DEBT	26,006	28,009	26,355

SUEZ believes that present conditions of economic instability and pace of growth could persist throughout 2003 and even beyond. After having recorded a reduced net indebtedness at December 2002 by € 2 billion in 2002 from the December 31, 2001 figure, the Group announced a 2003-2004 action plan in January 2003 that included a set of objectives to deal with this difficult economic situation. This plan and corrective measures already undertaken aim to enhance the profitability of Group activities and to fortify financial solidity, at the same time favoring organic growth over acquisitions (see below paragraph 4.1.3).

Still, despite the inherent stability of its activities, the Group’s performance will continue at least partially to be dependent on the health of the economies it serves.

4.1.3. The 2003-2004 action plan

The period between 1997 and 2001 was characterized by sustained international expansion in the Group’s Energy and Environment activities and by the establishment of a platform for the future development of its businesses. Still, this growth was accompanied by a net increase in Group debt which by the end of 2001 had reached € 28 billion. Anticipating a weakened and uncertain economic climate for the period 2003-2004, SUEZ established in September 2002 six strategic priorities for the coming period. They are:

•	pursuit of organic growth over acquisitions,

•	priority to profitability over growth in turnover,

•	strengthened financial structure,

•	rotation of lower-performing assets within the business lines, emphasizing less capital intensive applications,

•	stepped-up cost reduction, and

•	continued refocusing on Energy and Environment.

These priorities led to the development of an action plan for 2003-2004 which was announced in January 2003 and whose objectives are:

•	Enhanced and strengthened profitability to be reflected in improvements in return on capital employed (ROCE) (see chapter 5, part 4 for definition) and both cash flow and free cash flow(7) generation of energy and environment activities, and by a one-third reduction in exposure to emerging countries.

•	A one-third reduction in the Group’s debt by the end of the plan, and full self-financing of each operating unit of its investments and dividend payments by 2004.

To achieve these objectives, the Group-developed action plan has five components:

a) Continued debt reduction

From 2002, the Group engaged in a vigorous effort in this regard, reducing its net investments by € 1.3 billion between 2001 and 2002. The asset disposal program will be pursued to reduce debt and enhance profitability, focusing not only on non-strategic assets but also on certain Energy and Environment assets in favor of activities offering a better risk/return ratio as well as improved cash flow generation.

(5)	Excluding exchange rate fluctuations and changes in Group structure.
(6)	Gross operating income.
(7)	Cash flow minus maintenance capital expenditures, plus or minus changes in working capital needs.

b) Enhanced profitability

The Group seeks to reduce head office and operating expenses. Taking into account measures already in place, the Group intends to save some € 500 million(8) starting in 2003 and another € 100 million in 2004. An additional cost-cutting plan covering the entire Group as well as headquarters is expected to be approved in 2003. Furthermore, the Group may decide to discontinue certain contracts whose profitability proves to be inadequate and that are not likely to improve due in particular to failure of contracting parties to meet their obligations. In this regard, in the area of water, since January 1, 2003 the Group has announced its withdrawal from contracts with the cities of Manila and Atlanta.

c) Establishment of a more operational, more integrated organizational structure

In 2002, in a first-phase reorganization, Environment activities—Water and Waste Services—were restructured into two business lines: SUEZ Environment Local Services and SUEZ Environment Industrial Services. In March 2003, a second-phase reorganization was implemented with the functional attachment to Group headquarters of its two operating energy business lines, Electricity and Gas Europe (EGE) and Electricity and Gas International (EGI).

SUEZ will now be organized into four operating business lines, supervised by a single head office with locations in Paris and Brussels, which combines all staff functions. As part of this process Tractebel and Société Générale de Belgique are scheduled to merge in 2003. In addition, it is planned to integrate the European natural gas activities, Energy and Industry services as well as engineering activities within Electrabel.

The business lines are placed under the responsibility of a Chief Operating Officer, Jean-Pierre Hansen. The heads of the business lines are members of the Executive Committee. Furthermore, to further improve risk management, the position of Chief Risk Officer has been created with responsibility for supervising major risk identification and reporting.

Finally, management compensation policy, already based on improving profitability, now incorporates a cash generation criterion.

d) Slow the pace of investments

After strong growth in activity from 1997 to 2002, the objective now is for the business lines to be able to self-finance their development starting in 2004. As a result, in addition to the current investment criteria, more demanding cash flow requirements and risk limitation standards, particularly in the area of foreign exchange, will be imposed. For the period 2003-2005, the Group plans therefore to reduce the average annual amount of investments from € 8 billion(9) to € 4 billion.

e) Reduce risk exposure

Without planning to cease activity in emerging countries, SUEZ intends to reduce its capital employed in these countries by one-third by 2005 and will concentrate on healthier markets with more recurrent business opportunities, such as the European Union and North America.

(8)	Total savings, before taxes, on a 12-month basis.

(9)	Yearly average, 1997-2002 (excluding the Tractebel/Société Générale de Belgique public exchange offer).

4.1.4. 2003-2004 strategic priorities

The Group expects 2003 to be another year of consolidation.

Against this background, the strategic business priorities of the four operating business lines will be focused on achieving increased profitability, strengthened financial health, and greater flexibility. Their main strategic objectives for 2003-2004 are summarized below.

a) Electricity and Gas Europe (EGE)

•	Maintain its leadership position and defend margins in the Benelux, particularly through utilization of natural gas-electricity synergies.

•	Pursue development in France by taking an equity stake in Compagnie Nationale du Rhône (CNR) and later, should SNCF agree, in Société Hydroélectrique du Midi (SHEM). Electrabel’s objective is to increase its sales penetration in the French market, taking advantage of the market’s opening in connection with the European Directive.

•	Pursuing with the development in Spain and Italy.

In Italy, following the important cooperation agreement between Electrabel and Acea, the consortium consisting of Acea, Electrabel and Energia Italia recently acquired Interpower, the last block of generation assets put up for sale by Enel. In Spain, Electrabel has taken several initiatives to strengthen its position on the local electricity market through power plant construction projects. In addition, Hisusa, the joint SUEZ-La Caixa subsidiary has obtained a 5% equity interest in Gas Natural, which includes commercial partnership arrangements.

•	As opportunities arise, develop selectively in Germany and in the countries of Eastern Europe, without increasing Electrabel’s overall exposure in that region.

b) Electricity and Gas International (EGI)

•	Expand natural gas/electricity convergence, in particular by continuing to develop the Group’s positions in the liquefied natural gas market.

•	Strengthening the Group’s positions in Brazil and the United States, in particular through medium and long-term contracts.

•	Reduce exposure to emerging countries.

c) SUEZ Environment Local Services

Water

•	Seize opportunities for organic growth in France, particularly in the area of water treatment and sewage sludge treatment operations, and in other European markets, particularly Italy and Eastern Europe waste, that are opening up to private management of municipal infrastructure.

•	Improve the profitability of United Water in the United States.

•	Reduce the Group’s exposure to emerging countries by reducing investments and freezing financing in strong currencies. In addition, in conjunction with international authorities, seek appropriate means for a balanced sharing of risk. Consider withdrawing from contracts where the concession granting authorities or local partners do not fulfill their obligations.

•	Continue to pursue a prudent development policy in China, where the Group has won approximately 20 long-term contracts, including the Chongqing contract for a period of 50 years.

Waste Services

•	Direct the activity toward a higher technical level by developing, as a priority, treatment means and techniques.

•	Increase the profitability of the less efficient operating units and take the required restructuring initiatives.

d) SUEZ Environment Industrial Services (Ondeo Nalco)

•	Continue efforts already underway to reduce costs and increase the value of services.

•	Continue to expand the customer base.

•	Develop onsite industrial process water and effluent services, with the support of Ondeo Nalco’s subsidiary Ondeo Industrial Solutions.

Simplified organizational chart:

Division	Business Line	Business	Subsidiary	Country	Ownership

Energy	Tractebel Electricité & Gaz	Electricity and Gas	Distrigas	Belgium	46.83%

	Europe	Europe	Dunamenti	Hungary	33.91%

			Electrabel	Belgium	45.32%

			Electrabel Nederland NV	Netherlands	45.32%

			Fluxys	Belgium	46.83%

			Energie du Rhône	France	22.21%

			Polaniec	Poland	17.66%

			Rosen	Italy	45.09%

	Tractebel Electricité & Gaz	Electricity, Natural Gas and	Cogeneration Public Company	Thailand	98.03%

	International	Services outside Europe	Hanjin City Gas	South Korea	75.00%

			Tractebel USA Inc.	USA	100.00%

			Tractebel LNG NA	USA	100.00%

			Tractebel LNG Ltd	USA	100.00%

			Tractebel Energia	Brazil	78.32%

			Tractebel Andino	Chile	100.00%

			Trigen Energy Corporation	USA	100.00%

	Tractebel Installations &	Energy Services	Endel	France	99.99%

	Maintenance	in Europe	Fabricom	Belgium	100.00%

			GTI	Netherlands	100.00%

			Ineo	Belgium	99.99%

	Tractebel Energy Services		Axima	Belgium	100.00%

			Tractebel Elyo	France	100.00%

	Tractebel Engineering		Tractebel Engineering	Belgium	100.00%

Environment	SUEZ Environment	Water	Agbar	Spain	25.79%

	Local Services		Aguas Andinas	Chile	32.12%

			Aguas Argentinas	Argentina	46.30%

			Aguas do Amazonas	Brazil	100.00%

			ASIM	Mexico	50.00%

			Bogotana de Aguas	Colombia	100.00%

			Eurawasser	Germany	100.00%

			Lydec	Morocco	60.27%

			Lyonnaise des Eaux France	France	100.00%

			Northumbrian Water	UK	100.00%

			Ondeo Degrémont	France	100.00%

			Ondeo de Puerto Rico	Puerto Rico	100.00%

			PALYJA	Indonesia	95.00%

			SAAM	Macao	25.52%

			United Water	United States	100.00%

			WSSA	South Africa	50.00%

	SUEZ Environment	Waste Services	Ate-Geoclean	France	100.00%

	Local Services		CESPA	Spain	63.00%

			CLIBA	Argentina	45.00%

			Novergie	France	98.68%

			Renoflex	Danemark	58.00%

			Scori	France	65.98%

			SITA Australia	Australie	60.00%

			SITA Belgium	Belgium	100.00%

			SITA Canada	Canada	100.00%

			SITA Deutschland	Germany	100.00%

			SITA Finland	Finland	100.00%

			SITA France	France	99.90%

			SITA Nederland	Netherlands	100.00%

			SITA Polska	Poland	100.00%

			SITA Sverige	Sweden	91.00%

			SITA UK	UK	100.00%

			Swire SITA	Hong Kong	50.00%

			Teris	France	100.00%

			Teris LLC	United States	100.00%

			VEGA	Brazil	100.00%

			Wasteman	South Africa	29.95%

	SUEZ Environment	Industry Services	Ondeo Nalco	United States	100.00%

	Industrial Services		Ondeo Industrial Solutions	France	100.00%

Other participations	Communications	Media, TV	M6	France	38.10%

			Paris Première	France	93.38%

		High-speed	NOOS	France	50.10%

		distribution	Coditel	Belgium	79.02%

			Codenet	Belgium	99.44%

	Finance	Fund management	SI Finance	France	100.00%

4.2.	ENERGY

ORGANIZATION AND KEY FIGURES

Financial data In € millions	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000

Revenues	29,548	26,374	19,586

Excluding energy trading	23,676	22,505	18,905

EBITDA(1)	4,125.4	4,331	3,958

Capital employed	17,513	21,382	19,169

NUMBER OF EMPLOYEES	88,800	84,400	72,600

Through Tractebel, SUEZ is present throughout the world in the energy and services markets. Tractebel’s core activities are electricity and natural gas, which include production of electric power, energy trading, construction and the management of transmission and distribution networks as well as sale of electricity and natural gas. The complementary nature of its activities enables Tractebel to offer its customers other directly related services which include technical installations, energy and industrial services in addition to engineering.

As of December 31, 2002 Tractebel is made up of five operating units:

If the December 13, 2002 proposal of Electrabel’s board is approved and Electrabel acquires Tractebel’s services and natural gas operations, Tractebel’s structure will be simplified and comprise only two entities: energy in Europe and energy outside Europe, in accord with the 2003-2004 action plan.

Responsibility for Tractebel’s development in the electric power and natural gas markets and services sector is divided as follows:

a) For Europe:

Tractebel Electricity & Gas Europe (EGE) for its electric power and natural gas related activities, through four major companies:

•	Electrabel (45.32%(2)-owned at December 31, 2002) and Elia (29.03%-owned at December 31, 2002) for electricity.

•	Distrigas and Fluxys, created as a result of the separation of Distrigas’ transmission and sales operations (Tractebel’s ownership in these companies totaled 46.83% at December 31, 2002).

Tractebel Installations & Maintenance (TIM): The installation services—electrical and mechanical—primarily for industrial customer projects and generally for a short duration. The units concerned are: the Fabricom Group and its subsidiaries with the exception of the Axima companies which are operationally attached to TES.

Tractebel Energy Services (TES): All operation and maintenance services, management of cogeneration and thermal installations and related services and thermal installation projects, targeted to industry and the tertiary sector, as well as local authorities and the residential sector. These services generally call for long-term contracts. These services thus consist of a continuing services and solutions, ranging from management of local energy networks (electric power distribution and urban heating), to utilities management at industrial sites, including operations and maintenance of thermal and technical plant, facilities management and thermal installation work. The companies concerned are: Elyo and Axima which is a Fabricom Group subsidiary.

Tractebel Engineering is in charge of Tractebel’s worldwide engineering activities, a large part of which takes place in Europe.

(1)	Gross operating income.
(2)	Tractebel + Société Générale de Belgique. SUEZ and the other companies acting together with Tractebel combined control 49.99% of Electrabel.

b) Outside Europe:

Tractebel Electricity & Gas International (EGI) is responsible for the worldwide energy and services activity except for Europe.

EGI’s principal subsidiaries are:

•	Tractebel North America (TNA), wholly-owned by Tractebel, which operates all of EGI’s energy activities in the USA, Canada and Mexico, including Trigen’s cogeneration / trigeneration activities.

TNA primarily operates through four 100%-owned subsidiaries: Tractebel LNG North America which operates Everett’s LNG(1) terminal in Massachusetts, TPI which is operator/owner of electric power stations, TESI which is responsible for developing sales to industrial and commercial customers, and TEMI which is responsible for centralized management of energy holdings and trading.

•	Tractebel Energia, a listed company owned 78.32% by Tractebel, is responsible for EGI’s electric power production activities in Brazil.

•	Glow and Coco, owned respectively 95.5% and 99% by Tractebel, hold EGI’s interests in electricity generation in Thailand.

STRATEGY

Tractebel has established a smart-play strategy that aims to profit from its competitive advantages rather than seeking merely to benefit from size. Its principal advantages are:

•	cost-competitiveness in production, thanks to its flexible and efficient generating facilities;

•	ability to profit from synergies through electric power and natural gas convergence;

•	worldwide scale in the energy sector, with a presence in more than 100 countries;

•	expertise in trading and marketing electric power and natural gas, backed by significant production capacities (more than 50 GW(2) worldwide);

•	its experience as well as its manifold customer references in the energy and industry services sectors (with the TIM and TES service offerings rounded out by the expertise of Tractebel Engineering).

As defined in the 2003-2004 action plan, this business strategy aims to exploit these advantages to a maximum within the following framework:

•	defend EGE’s leadership position in the Benelux area;

•	assure its current positions in the United States and Brazil by optimizing production placement;

•	concentrate development efforts in Europe and North America and limiting exposure in developing countries;

•	within Europe, develop business in France, Spain and Italy;

•	extend electric power and natural gas synergy as well as between regions, including by developing LNG activity;

•	optimize the synergy between energy and services notably by integrating EGE’s European businesses and services as planned for 2003.

To achieve these goals, EGI and EGE are working within the framework of a business model which seeks to achieve the best balance between physical assets such as electric power stations or natural gas terminals and sales positions. Residual or eventually temporary imbalances are managed by access to the market. The centralized function of managing positions and energy trading is used to this end.

SIGNIFICANT EVENTS

1. Corporate

December 2002	Belgium

•      Tractebel’s Board of Directors has taken note of the proposals from Electrabel’s management and approved by its Board of Directors. The proposals relate to Electrabel’s possible acquisition of Tractebel Group’s European activities consistent with Electrabel’s business model. These may include operational entities of Tractebel Energy Services and Tractebel Installations & Maintenance, i.e. Elyo and the Fabricom Group, the operational entity Tractebel Engineering and the participations held today by Tractebel in Distrigas and Fluxys are primarily affected by these proposals.

(1)	Liquified Natural Gas.
(2)	Excluding capacities under development but including capacity contracted for and under construction.

2. Cross-sector commercial activities

July 2002	Norway

•	A consortium comprising Tractebel Engineering, Fabricom and Entrepose Contracting was awarded a € 312 million contract from Statoil in connection with the “Snøhvit” project. This includes plant design and construction of cryogenic storage and loading facilities. This is one of the largest contracts linked to the Norwegian project for extracting natural gas from the Barents Sea, north of the Polar Circle.

3. Energy

Electricity & Gas Europe

January 2002	Belgium

•	Since January 1, 2002, all end-user customers in Flanders drawing more than 1 GWh annually per supply point—some 2,000 customers—may freely choose their electricity supplier. This new stage in market deregulation extends the Belgian market’s openness from 42% to 52%. Since January 1, 2003, end-user customers whose network distribution link is equal to or greater than 56 kVA are eligible in Flanders.

     Starting July 1, 2003, all consumers in Flanders (100%) will be free to choose their electricity and natural gas suppliers. The Belgium electricity market’s degree of openness will then rise to 80%.

•	To consolidate its competitive position, Electrabel has since January 1, 2002, introduced new working conditions within the framework of collective agreements signed on November 16, 2001. These conditions conform to market practices and are comparable to those of other Belgian firms operating in the chemicals, petrochemicals and pharmaceuticals industries. In addition, Electrabel has pursued a reorientation plan “Transform 2003.” Its objective, is to provide the company with the resources needed to successfully meet the challenges of the future, by 2003

March 2002	Belgium

•	CPTE (Electrabel and SPE) and Publi-T (representing local authorities) agree to CPTE’s sale of its 30% holding in Elia System Operator to Publi-T, a decisive step in the process of the designation by the federal government of Elia System Operator as the manager of the independent network.

May 2002	Italy

•	Electrabel and Acea, important players in the Italian water and electricity markets, signed a draft agreement for the creation of a strategic joint venture in the energy sector. This effort is aimed to produce and sell electricity to customers who will gradually become eligible in Italy and also covers coordination of operations linked to energy and energy trading.

June 2002	The Netherlands

•	An Air Products cogeneration unit (43 MW) was inaugurated on the Botlek industrial site at Rotterdam. This is a joint operation between Electrabel and Air Products Nederland.

September 2002	Italy

•	SUEZ and Electrabel acquired a 1.9% financial stake in the equity of Acea. This holding strengthens the strategic cooperation agreement signed between Electrabel and Acea May 16 of the same year.

Belgium

•	Electrabel welcomed the Federal Council of Ministers’ decision to officially designate Elia System Operator as transmission network manager. For every market participant, this formal designation is an important step in the process of deregulation of Belgium’s electricity market.

November 2002	Italy

•	Electrabel began construction of a 400 MW combined-cycle gas turbine station at Voghera, in the north of Italy.

France

•	The French state-owned railroad (SNCF) and Electrabel signed a commercial and industrial partnership agreement related to Société Hydroélectrique du Midi (SHEM), a 99.6% owned subsidiary of SNCF. SHEM operates 49 hydroelectric stations under concession. Spread over 12 sites, these plants total an installed power of 773 MW and produce an average annual 2 billion kW. The commercial agreement calls for Electrabel to purchase SHEM’s entire annual electricity production starting May 1, 2003, thus providing additional assurance of supply reliability and quality to the company’s eligible French customers.

Italy

•	A consortium of Energia Italiana SpA, Acea and Electrabel, acquired equal parts of the Italian electricity producer Interpower SpA, the third “Genco” to be privatized by ENEL, for an enterprise value of € 874 million. Interpower is Italy’s fourth largest electricity producer, with a net installed capacity of 2,611 MW. Its production assets include three thermal power stations (fuels: coal, natural gas and oil) and one hydroelectric station. In 2001, Interpower produced more than 6 billion kWh. An important modernization program is underway aimed at upgrading these units.

Luxembourg

•	The Esch-sur-Alzette electric power station—built and operated by Twinerg, Electrabel’s 65% owned Luxembourg subsidiary, Arcelor and Cegedel—was officially inaugurated. This high-output combined-cycle electric power station principally supplies the local installations of the Arcelor steel group (for 100 MW) as well as the Cegedel’s distribution network (for 100 MW). The remainder is sold by Electrabel on the European market.

Spain

•	Electrabel strengthened its position in Spain by purchasing two CCGT power station construction projects from the US company Entergy. The first project is for a 800 MW power station at Castelnou (Aragon), which is soon to begin construction. The second project in Morata de Tajuña (30 km south of Madrid) is for a site where potentially, by mid-2006, a power station of 1,200 MW could be built. At the same time, Electrabel founded Caelgese together with Sniace to develop a project to build a 800 MW CCGT power station on Sniace’s site.

December 2002

•	Change in the law of 1999 to create a federal assessment in particular to finance the dismantling and clean up of Mol Dessel’s BP1 and BP2 nuclear sites.

January 2003	Belgium

•	Electrabel has begun selling the major part of its holdings in Iberdrola and Scottish Power. This operation, which is part of the company’s investment program, is expected to produce a capital gain of some € 216 million, a figure that may be viewed in light of exceptional expenses booked for the year 2002.

Electricity & Gas International

February 2002	United States

•	Start of the construction of a commercial generating plant. This combined-cycle unit is designed for an output of 707 MW and is located in Hot Springs, Arkansas.

May 2002	Peru

•	Tractebel won a 30-year concession for the construction and operation of a natural gas distribution network in Lima. The distribution pipeline will provide natural gas to some of Lima’s most important industries as well as to local and regional electric power plants. By taking an 8% interest in the capital of the TGP consortium, Tractebel also becomes a partner in the transmission of natural gas and liquids such as propane and butane which come from the Camisea gas fields.

Brazil

•	Inauguration of the Cana Brava hydroelectric power station (450 MW).

June 2002	United States

•	Inauguration of the Ennis power station (340 MW CCGT) in Texas, Tractebel’s first merchant plant in the US.

July 2002	United States

•	Tractebel LNG acquires the long-term charter of the “Hoegh Galleon”, an 87,000 m3 LNG tanker.

September 2002	Thailand

•	Tractebel sold two of its Thai subsidiaries to Gulf Electric Public Company Limited (a Japanese-Thai joint venture): Nong Khae Cogeneration Company Limited and Samutprakarn Cogeneration Company Limited.

November 2002	Chile

•	Tractebel and Codelco purchased 82.34% of the capital of Edelnor from the Chilean investment company FS Inversiones. Tractebel and Codelco, Chile’s main state-owned company and the world’s leading copper producer, invested USD 5.7 million via their joint venture Inversiones Mejillones. Tractebel’s net investment of 33% in the total investment will contribute positively to the company’s 2004 earnings.

4. Services

Installations and Maintenance

January 2002	France

•	ENDEL, a subsidiary of the Fabricom Group, sold Entrepose Echafaudages and Mills, leaders in the French market for rental and sale of scaffolding and propping materials to the investment fund T.C.R. In 2001 Entrepose Echafaudages and Mills had revenues of more than € 80 million, with some 600 employees.

May 2002	Norway

•	Statoil, one of the North Sea’s principal producers of oil and natural gas, awarded Fabricom two important contracts within the framework of the project to extend the offshore gas terminal from Kårstø, on the southeast Norwegian coast, to the north of Stavanger. The extension work will make it possible to receive and treat natural gas coming from the Mikkel field in the Norwegian sea and will result in an increase in capacity of 13.5 million m3/daily.

July 2002	United Kingdom

•	In the United Kingdom, Fabricom participated in the construction of one of the world’s largest units of artificial resin production for the account of Mitsui Engineering & Shipbuilding.

December 2002	• Sale of Entrepose Contracting by Endel

Energy Services

January 2002	Italy

•	Only a few months after having doubled in size in Italy by taking over the majority interests in two companies held by its Italian partner ERG, Elyo Italia had three commercial successes: in Florence (technical facilities management with G.E.), in Milan (technical maintenance and utilities management with the Hospital Administration) and in Rome (technical facilities management with Province).

March 2003	France

•	Cofathec, Gaz de France’s services division, joined Elyo as a partner in Climespace, a company producing and distributing chilled water for air conditioning in residential buildings and major public and private service industries in Paris.

April 2002	France

•	PSA Peugeot Citroën and Elyo signed a five-year facilities management contract for PSA’s new tertiary division at Poissy.

May 2002	France

•	Elyo signed a five-year facilities management contract with Ford for its new French headquarters located at Saint Germain-en-Laye.

•	Elyo won several contracts for the management of heating systems (for 11 years) and cooling systems (for 15 years) at the new industrial zone (ZAC) of Landy in Saint-Denis. This 300,000 m2 ZAC will consist of 80% office buildings and 20% housing.

June 2002	United Kingdom

•	Elyo and BP signed a strategic partnership aimed at providing energy management solutions to major British industries and seeking to increase the efficiency of their installations as well as to improve their environmental performance. As part of the agreement, Elyo will acquire BP’s energy management activities and utilities, generating additional annual revenues of about € 65 million through some 30 large industrial customers spread over 60 sites. Elyo also becomes BP’s strategic partner in the area of energy management and utilities.

July 2002	United Kingdom

•	Axima played a major role in the construction of the new London-based global headquarters of the pharmaceutical giant GlaxoSmithKline. Axima was able to complete the contract for the temperature control installation, worth GBP 8 million, in a mere 26 months.

Spain

•	Solvay’s cogeneration site at Martorell was put into service. This 22 MW and 54 MWth cogeneration plant is the fourth Solvay installation managed by the Tractebel group.

October 2002	France

•	Elyo inaugurated the Condat cogeneration plant. The plant, which was designed, financed and built by Elyo, encompasses two gas turbines having a maximum capacity of 90 MWe and of 220 tons of steam per hour. Running for 12 years, this contract will generate revenues of € 35 million in 2002 which should then reach € 37 million in 2003, for an overall investment of € 53 million.

5. Engineering

March 2002	China

•	Tractebel Gas Engineering signed a contract for the construction of a natural gas storage and distribution complex in Urumqi in the west of the country.

May 2002	France/Italy

•	Lyons-Torino Tunnel (two tunnels—52 km and 12 km—and a 1.3 km viaduct). Tractebel Engineering performs a technical feasibility study about safety and operations of a transalpine railroad line for high speed trains, freight and passenger trains and trains hauling trucks. The study relates to the line’s method of operation and choices of equipment (electricity supply, signaling, telecommunications, controls, etc.)

Russia

•	Belgatom, leader of the “Belgatom-Ansaldo-SGN” consortium and the project manager of LRTP (Liquid Radwaste Treatment Plant) construction at the Chernobyl site, announced the completion of the construction of the main concrete LRTP structure. The final load of structural concrete had been poured on April 23.

June 2002	South Korea

•	Tractebel Gas Engineering signed a turn-key contract with STX Shipbuilding Corporation for the supply of a natural gas handling system, tank design and design of a tanker carrying 23,000 m3 of LPG (liquefied petroleum gas).

BUSINESS OVERVIEW AND THE REGULATORY ENVIRONMENT

•	Electricity production, transmission and distribution

Regulatory environment

A European Union electricity directive of 1996 requires member states to open the electricity market to competition. The directive calls for the following:

•	opening to competition of new generating capacity;

•	unbundling and separate accounting for different segments (production, transport and distribution) by integrated companies;

•	designation of a distribution network operator responsible for the operation, maintenance and, where appropriate, development of the distribution network in specific areas and for its interconnections with other networks;

•	introduction of a system of third-party access to the network under which companies wishing to enter into power supply contracts must negotiate the transmission and/or the distribution of the quantities purchased with the network operators.

A bill incorporating this directive into Belgian law was passed by the Belgian Parliament on April 29, 1999 and came into effect January 1, 2000. The law provides for access from 2001 to the transmission grid for all customers whose consumption exceeds 20 GWh per year and per site. Beginning December 31, 2002, eligibility was extended to all customers whose consumption exceeds 10 GWh. The Belgian law goes beyond the requirements of the directive with respect to the transmission network operator: it requires a separate legal entity to be set up and establishes the conditions of compensation for the operator, which is thereby assured of independence. On September 13, 2002 the Belgian government officially appointed Elia System Operator as the independent manager of the transmission system.

In November 2002, the EU Council of Ministers approved a second directive, opening the non-residential market in July 2004 and the residential market in July 2007. This also requires separation of the transmission network operator function in 2004 and of the distribution network operator function in 2007.

As the second largest European market in terms of volume, the French market has been opening up progressively since passage of the law of February 2000. Thirty percent of the market is currently open, but in light of recent negotiations, eligibility thresholds should extend the accessible market from 120 to 200 TWh.

In the Netherlands, the European directive was implemented step by step through the adoption of laws from August 1998 through January 1999. Moreover, in May 2002 the Dutch government decided to accelerate electricity market deregulation, setting a deadline for total deregulation by October 2003.

In general, the regulatory environment in Europe is one of accelerating deregulation.

In Belgium, the Committee for the Control of Electricity and Gas (CCEG) recommended that starting in 1998 rate reductions be implemented for all customer categories. The amount of these reductions was initially estimated at € 74 million per year. Subsequently, other measures were taken to align rates in Belgium with the average of rates in comparable countries (the Netherlands, France, Germany, United Kingdom and Luxembourg). In 2002, electricity rates were reduced by € 205 million.

Laws and regulations in Belgium limit the liability of companies that operate nuclear power stations—such as Electrabel—in the event of a nuclear accident. Belgian law caps the operator’s financial responsibility by site in case of a dispute arising from a nuclear accident. This exposure is covered by an insurance program in strict conformity with legal obligations. Signatory countries of the Paris and Brussels conventions are responsible for compensating for losses in excess of this ceiling.

Outside Europe, EGI operates in regulatory environments that vary greatly and are specific to each country.

In the United States, the progress of the deregulation movement varies considerably from state to state. Some states have fully deregulated their electricity and natural gas markets, while others have stayed with the “unbundled integrated utility” model. The situation continues to evolve in the direction of more open markets, but this movement has slowed and its future is more uncertain following the crisis in California.

The established electricity and natural gas distribution companies that still dominate the market today are subject to the PUHCA (Public Utilities Holding Companies Act) which oversees the development of regulated companies in the energy sector. Tractebel’s electricity and natural gas activities and those of its subsidiaries in North America do not fall under the PUHCA.

Elsewhere in the world, movements to deregulate and privatize are evolving in different directions. Certain countries such as South Korea or Russia continue to promote their programs of privatization and deregulation, whereas other countries such as Thailand, Singapore or Peru have considerably slowed the movement.

In Brazil, privatizations have stopped but the progressive deregulation of the electricity market continues as planned despite the uncertainty due to the assumption of power by the new government.

Business activity

Generating capacity installed or under construction as of December 31, 2002—at Electrabel, EGI and Elyo (wholly-owned subsidiary)—amounted to 48,566 MW(3) (not including capacities under development). Tractebel is currently active in electricity and natural gas projects in some 30 countries.

Natural gas is the fuel most widely used by Tractebel’s generating plants with 39% of installed capacity fired with natural gas, against 14% fired with coal. Nuclear facilities account for 14%, hydroelectric 19%, and the other sources 14%.

(3)	MW always refers to a net power unless specified otherwise; net power is total power less power consumed by the power plant itself.

Tractebel believes that this mix of activity assures cost competitiveness. Operating costs (particularly fuel) for nuclear plants are relatively low and the high proportion of natural gas-fired plants confers a second competitive advantage, since natural gas is efficient and less polluting than other fossil fuels such as coal. For this reason, Tractebel continues to give priority to natural gas in its development efforts.

The aggregate output capacity of projects under construction at December 31, 2002 was 7,529 MW. Based on projected timetables for putting these units into service, Tractebel expects its installed capacity to increase by 3,594 MW in 2003 and by 2,283 MW in 2004.

Belgium

Belgium remains Tractebel’s principal market as the group produces and markets electric power there and also operates transmission and distribution networks in different areas of the country. In 2002, Electrabel accounted for 90% of the electricity produced in Belgium. Electrabel sells power to deregulated customers and to inter-municipal companies. These companies are made up by a group of municipalities, generally with a private-sector partner. In 2002, Electrabel was that partner for about 440 municipalities grouped into some 30 inter-municipal entities which ensure distribution, including supplying customers not yet deregulated. The transmission networks were transferred to Elia, a company set up to become the operator of the Belgian grid. Electrabel has separate marketing, sales, and customer service departments (in particular, call centers) for direct industrial customers on the one hand and for inter-municipal customers on the other. In furtherance of the deregulation movement, the regional governments would like Electrabel to reduce its equity holdings in the inter-municipal companies to the minority shareholder level.

Electrabel’s electricity production activities in Belgium are conducted by its CPTE subsidiary. Electrabel controls 91.5% of the share capital of CPTE, and SPE, a public-sector company, controls 8.5%. CPTE owns or has the right to operate the production plants of Electrabel and SPE.

A number of important transmission network changes occurred in 2002:

•	The unbundling required by the European directive had been anticipated by de facto separation from January 1, 1999 and transfer to a separate entity at July 1, 2001.

•	On September 13, 2002, Elia-ESO was designated transmission network operator.

•	In May 2002, following an agreement reached October 9, 2001 between CPTE and Publi-T (a consortium of municipalities), Publi-T acquired a 30% equity interest in Elia-ESO. CPTE remains owner of the remainder.

•	CPTE announced its intention to sell an additional 40% equity interest in Elia-ESO at the time of the company’s possible flotation on the stock exchange which was subject to favorable market conditions.

The fuel used by Electrabel’s nuclear power stations is primarily enriched uranium, although in certain cases a mixture of uranium oxide and plutonium oxide is used. All the fuel requirements of each power station are supplied by Synatom, a company owned by Electrabel and Tractebel in which the Belgian government holds a “golden share”. This golden share gives the government veto power over any decision deemed to be contrary to national interests. It also gives the government representation on Synatom’s board, where the Belgian state holds two seats. Synatom procures fuel under long-term contracts with several foreign suppliers and receives plutonium derived from reprocessed spent fuel.

In conformity with the government’s plan of 1999, a law was adopted in January 2003 dealing with the progressive withdrawal of nuclear energy from electricity production. This plan essentially calls for the deactivation of nuclear stations 40 years after their introduction into service as well as prohibiting the creation or putting into operation of new units. Nevertheless, in the case of an act of God related to the security of supplies, the government is authorized to make certain exceptions. Within the framework of this law, the first decommissioning would take place in 2015.

Rest of Europe

In Europe, Tractebel’s strategy consists in maintaining its leading position in the Benelux market and enhancing its positions in France, Spain and Italy by taking advantage of development opportunities created by energy market deregulation. Electrabel is also developing business on a smaller scale in Germany and in a few central European countries which are due to join the European Union as part of the enlargement process currently underway.

Since the start of 2002, the natural gas power station at Harculo (the Netherlands) resumed service. In May 2002, Electrabel and Acea (Rome, Italy) agreed on a joint venture to develop electricity production, sales to eligible customers and electricity trading in the Italian market. On November 12, 2002, the joint offer of Electrabel, Acea and Energia Italiana to acquire the Italian producer Interpower (2,611 MW) was accepted by ENEL. In the same month, Electrabel and the SNCF(4) agreed to a commercial and industrial partnership with SHEM, SNCF’s production subsidiary. Electrabel and Gamesa signed an agreement whereby Electrabel will purchase wind parks developed by Gamesa.

Construction has already begun on the 175 MW Italian project. Construction of the 252 MW projects on the Iberian peninsula is scheduled for the period 2004 to 2006. In addition, Electrabel has taken over the Entergy project for a combined-cycle energy station (CCGT) at Castelnou. As occasions present themselves, Electrabel is also developing projects in the central European countries planning to join the European Union.

The table below gives the breakdown of installed capacity and sales in Europe.

Installed capacity and sales in Europe, excluding energy trading

	2002 sales (in GWh)		Installed capacity in MW (12/31/02)

Belgium	70,992	60.9%	14,761	58.9%

Rest of Europe	45,627*	39.1%	10,297	41.1%

TOTAL	116,619**	100.0%	25,058	100.0%

Markets outside Europe

*	Data for Electrabel + Elyo
**	Sales-Electrabel: 112,768 GWh (excluding trading), Elyo: 3,850 GWh

Outside Europe, at December 31, 2002 the international business of EGI and Elyo had an installed capacity of 15,979 MW, with sales in 2002 of 77,452 GWh.

In 2002, EGI strengthened its positions in the Americas with new capacity for producing electricity in the United States, Mexico, Brazil and Chile.

In the United States, Tractebel put into service a lignite power station of 440 MW in Choctaw (Mississippi) and a CCGT station of 340 MW in Ennis (Texas). In addition, construction began on two other CCGT stations of 707 MW in Hot Springs, Arkansas and Choctaw.

The strategy to develop sales and manage market positions was evidenced by an acceleration of Tractebel’s sales via its TESI subsidiary and by the integration of Trigen into TNA, as well as by the establishment of a portfolio management position.

In Monterrey, Mexico, a cogeneration plant of 253 MW was opened in 2003.

In South America, Tractebel Energia (Brazil) brought into service the hydroelectric power stations at Cana Brava (capacity 450 MW) and at Machadinho (capacity 1,140 MW). In northern Chile, through Inversiones Mejillones, Tractebel acquired a 33% interest in Edelnor (716 MW).

Elsewhere in the world, Tractebel rationalized its portfolio by selling stakes in the power stations at Nong Khae and Samutprakarn in Thailand.

(4)	French National Railway Company.

The table below gives the location and Tractebel’s equity interest percentage in some important international electricity projects.

		MW(1)	% stake

Hopewell	USA	365	100%

Bellingham	USA	304	50%

Sayreville	USA	287	50%

Red Hills (Choctaw lignite)	USA	440	100%

Ennis	USA	340	100%

Chehalis (-c)	USA	520	100%

Wise County (-c)	USA	707	100%

Hot Springs (-c)	USA	707	100%

Red Hills II (Choctaw gas) (-c)	USA	707	100%

Grays Ferry—Philadelphia	USA	174	50%

Kodak—Rochester	USA	196	51%

West Windsor	Canada	112	96%

Monterrey (-c)	Mexico	253	100%

TBL Energia—Jorge Lacerda	Brazil	778	78%

TBL Energia—Passo Fundo	Brazil	226	78%

TBL Energia—Salto Osório	Brazil	1,078	78%

TBL Energia—Salto Santiago 1-4	Brazil	1,420	78%

TBL Energia—Arjona 1-3	Brazil	117	78%

TBL Energia—Arjona 4-5	Brazil	76	78%

TBL Energia—ITA 1-5	Brazil	1,450	38%

TBL Energia—Machadinho	Brazil	1,140	26%

TBL Energia—Cana Brava	Brazil	450	78%

TBL Energia—Jacui (-c)	Brazil	350	78%

Electroandina—Tocopilla	Chile	595	33%

Electroandina—Tocopilla ext.	Chile	365	33%

Colbun	Chile	474	29%

Rucue (Colbun)	Chile	174	29%

Nehuenco (Colbun)	Chile	372	29%

Colbun—Nehuenco extension I	Chile	97	29%

Colbun—Nehuenco extension II (-c)	Chile	385	29%

Edelnor	Chile	716	33%

Machicura (Colbun)	Chile	95	29%

Enersur Ilo	Peru	203	100%

Enersur extension Ilo II—1	Peru	131	100%

Houay Ho	Laos	126	70%

CEM	Macao	306	0	%(*)

CEM (-c)	Macao	91	0	%(*)

SembCogen (Pulau Sakra)	Singapore	797	30%

Industrial Power	Thailand	120	95%

Coco II	Thailand	300	99%

Coco III	Thailand	550	99%

Bo Win (-c)	Thailand	742	91%

Taweelah A1	Abu Dhabi	255	20%

Taweelah A1 extension (-c)	Abu Dhabi	1,095	20%

Manah (UPC)	Oman	101	33%

Manah extension (UPC)	Oman	180	33%

Electricité de Tahiti	Tahiti	184	82%

Baymina (-c)	Turkey	770	95%

(1)	Net capacity: gross capacity minus the installation’s own consumption.
(-c)	Stations under construction on December 31, 2002.
(*)	SUEZ owns 12.21%.

Generating capacities—installed and under construction—of EGI and Elyo and sales outside Europe are summarized in the table below:

Generating capacities and sales outside Europe	2002 sales		Installed capacity (MW) at 12/31/02		Capacity under construction (MW) at 12/31/02

South America	40,858	53%	10,126	63%	756	12%

North America	14,094	18%	2,866	18%	2,959	46%

Asia	12,190	16%	2,199	14%	860	13%

Rest of the world	10,310	13%	788	5%	1,865	29%

	77,452	100%	15,979	100%	6,440	100%

Figures are Elyo estimates

•	Natural gas transmission and distribution

Regulatory environment

The European Union directive 98/30 on common rules for the internal natural gas market, issued June 22, 1998, was in important step in the deregulation of that market in Europe. The main objective of this directive is to ensure that the market is gradually opened to competition. To this end, certain buyers are to be offered the possibility of entering into supply contracts with the producers or suppliers of their choice and gaining access to the transmission infrastructure of other operators for this purpose. EU regulations require that beginning August 10, 2000, at least 20-30% of the market must be eligible for such access. This minimum is to be raised to 28-38% in 2003 and to 33-43% by 2008.

The directive was incorporated into Belgian law in 1999 by a sweeping modification of the 1965 act that previously governed the natural gas market. In the new legislative environment, it is expected that a code of conduct, to be promulgated by royal decree, will govern third-party access to the transmission network. The code of conduct is to establish minimum conditions that must be met in regard to administrative and operational separation of integrated natural gas companies’ transmission and trading activities.

Belgian law was amended(5) to speed the opening of the natural gas market. The provisions of the new legislation follow two main directions:

•	Lowering eligibility thresholds to include customers whose consumption, at the expiration of their current contract, is greater than or equal to 5 million cubic meters per year. It is estimated that this will ultimately open 58% of the Belgian market to competition;

•	Confirming the trend toward regulation of transmission activity, third-party access to the network is to be regulated rather than negotiated.

Under these conditions, natural gas buyers and suppliers—including the integrated companies’ sales divisions—will have access to the natural gas transmission network on the basis of rates approved by the regulator. For its part, the European Commission in March 2001 issued a proposed modification of the natural gas directive that favors separate legal entities for operating the transmission infrastructure on the one hand, and the purchase and sale of natural gas on the other. This proposal, which also advocates a total opening of the natural gas market in 2007, received political support from the European Council of Ministers in November 2002. This solution has already been applied in some EU member states (United Kingdom, Italy, Spain). In other member states, integrated natural gas companies have split up on their own initiative or have announced their intention to implement a solution of this kind.

In Belgium, since 1998 the Committee for the Control of Electricity and Gas (CCEG) has been calling for rate reductions applicable to all customers. These reductions amounted to € 37.5 million for the year 2002.

(5)	Act of July 16, 2001 amending the Act of April 12, 1965 on the transmission of natural gas and other products by pipeline, confirming the royal decree of January 18, 2001.

Business activity

Through Distrigas and Electrabel’s holdings in the inter-municipal companies, EGE is Belgium’s largest supplier of natural gas. That country’s natural gas transmission network, operated by Fluxys, is composed of 3,731 kilometers of pipelines, 77% of which operate at high pressure (between 14.7 and 80 bars), with a throughput capacity of 48 billion m3/year at December 31, 2002.

	Transmission capacity (Gm3/year)	Sales (Gm3)

EGE	48	22.90

EGI	15	11.89

TOTAL	63	34.79

As with electricity, the regional governments would like Electrabel to reduce to a minority interest its stakes in the inter-municipal natural gas distribution companies.

In Belgium, since the end of 2001 EGE has been handling Tractebel’s natural gas activities (excluding distribution) via two separate legal entities:

•	A transmission company (Fluxys), whose principal activity is the operation, maintenance and development of the integrated natural gas transmission infrastructure, the LNG terminal and storage facilities in Zeebrugge and Loenhout. Within the framework of regulated access to its infrastructure, it markets transmission capacity and related services needed by third parties to supply natural gas to consumers in Belgium. The company also provides hub services in Zeebrugge for spot market transactions in natural gas. Natural gas transiting through the Belgian network is carried by pipeline to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. Fluxys’s network is ideally situated at the center of the continent and is well interconnected, so that it provides access to the main sources of natural gas production in Europe and to the main natural gas consuming countries in northwestern Europe.

•	An energy trading company (Distrigas), whose principal activity is buying and selling natural gas in Europe. Distrigas also markets the international transmission capacity that it owns or for which it has contracted (transit contracts, Interconnector capacity, the undersea natural gas pipeline between Belgium and the United Kingdom, and LNG shipping capacity). On the strength of its natural gas supply portfolio, its business includes the following: sale of natural gas in Belgium and elsewhere in Europe (as well as LNG in other markets); arbitrage trading in natural gas spot markets; management of natural gas transit contracts in Belgium (border to border capacity); marketing of transmission and storage capacity outside Belgium; and LNG shipping.

In 2002, Distrigas sold 266.1TWh of natural gas, which is approximately 5% of the volume of natural gas consumed in Western Europe. Some 64% of this volume was sold in Belgium—giving Distrigas a national market share close to 100%—and 36% was sold on spot markets or to international customers, mainly in Europe.

The Belgian customer profile is presented in the table below:

Sales of natural gas (in 1,000 MWh)	2002	2001	2002/2001	Breakdown of sales 2002

Public distribution	78,052	80,809	-3.4%	29%

Domestic, tertiary and artisan sectors	65,168	67,938	-4.1%	24%

Industrial customers	12,884	12,871	+ 0.1%	5%

Direct sales to industrial clients	54,100	52,112	+3.8%	20%

Electricity production	38,733	37,480	+3.3%	15%

Sales excluding Belgium and trading	95,224	74,164	+28.4%	36%

Total	266,109	244,565	+8.8%	100%

TOTAL IN BILLION M3 (1NM3 = 0.01163 MWH)	22.9	21

Tractebel is also actively developing its liquefied natural gas business. With Tractebel LNG North America and Distrigaz/Fluxys, the Group is unique in having LNG terminals on both sides of the Atlantic. This, along with its stake in the LNG terminal in Trinidad, gives Tractebel unmatched arbitrage capability. SUEZ believes that this segment of the natural gas business is headed for rapid growth, notably due to the exhaustion of natural gas resources in the United States and to constant technological advances. With this in mind, Tractebel LNG London was created in 2001 to exploit the opportunities for trading LNG and to optimize the Group’s supply sources. At December 31, 2002, the Group had at its disposal the transport capacity of seven LNG tankers; the capacity of another tanker will become available during 2003.

In Latin America, Tractebel wholly owns three natural gas distributors in Mexico: Tractebel-DIGAQRO, Tractebel-GNP and Tractebel DGJ. In Argentina, Tractebel holds a 63% stake in Litoral Gas, a natural gas distributor, and a 46.7% stake in ECS, a sales company whose customers are essentially industrial. In Chile, Tractebel holds a 33.3% interest in Distrinor, a company that sells natural gas to industrial customers in the north of the country. Moreover, the Group owns 84.6% of Gasoducto Norandino, primarily a transporter of natural gas between Argentina and Chile for Tractebel plants located in Northern Chile. By taking an 8% interest in the TGP consortium, Tractebel has also become a partner in the transmission of natural gas and other liquids (propane, butane) coming from the natural gas field at Camisea.

In addition, on May 2nd, 2002, the Peruvian government has granted Tractebel a concession for the construction and the operation of a natural gas distribution network in Lima and Callao. By taking an 8% interest in the TGP consortium, Tractebel has also become a partner in the transmission of natural gas and other liquids (propane, butane) coming from the natural gas field at Camisea.

In Asia, Tractebel has three natural gas projects. A minority holding of 20% in SembGas, which transports and distributes Indonesian natural gas from at Singapore; a 49% participation in PTTNGD, which distributes natural gas to industrial customers in Bangkok (Thailand); and a 75% holding in Hanjin City Gas, a South Korea distribution company.

•	Services

Tractebel is an integrated participant in the energy markets and, as such, is able to offer customers services that go beyond commodities.

Tractebel is the European leader in terms of industrial installation and maintenance services and energy-related services. It has no peer in terms of breadth of service offering, industrial presence and geographic positioning. Together, these activities represented revenues of some € 9.6 billion in 2002, with some 77,000 employees.

Services are organized around three entities: TIM, TES and Tractebel Engineering. Apart from certain large contracts, every year each of these operations obtains hundreds of smaller contracts which contribute to stabilizing revenues.

The Group’s main services markets are: France, Belgium, the Netherlands, Great Britain, Italy, Spain, Norway, Germany, Switzerland, Austria and Luxembourg.

Engineering

Tractebel also offers engineering services. Tractebel Engineering has more than 2,500 employees and is one of the European leaders in the sector, recognized for its experience and international presence in more than 70 countries in 2002. Tractebel Engineering has six main fields of activity: electricity, energy and industrial services, natural gas, information technology, and infrastructure covering a broad range of services running from feasibility studies to construction contracts.

TIS

Set up in the form of a joint venture, Tractebel Industrial Solutions (TIS) is primarily a support tool for Tractebel’s various operating entities, one that enables them to react quickly to provide comprehensive, integrated solutions to the needs of industrial customers.

The coordinating role played by TIS between Tractebel’s units makes it possible to respond to the needs of customers who are hoping for more global services. An example of this is the contract awarded by Proviron in February 2002 globalizing the services provided by Electrabel (EGE), Axima (TES) and Fabricom (TIM).

•	Cogeneration and trigeneration

Cogeneration covers a set of production techniques for simultaneously delivering electric power and heat. Trigeneration consists of simultaneously producing electric power, heating and cooling. By producing two or three outputs from a single fuel input, cogeneration or trigeneration increases the value of the delivered energy. At December 31, 2002, Tractebel had an installed capacity of 21,477 MWth(6). In Belgium, notably through Electrabel, the Group constructs and operates cogeneration units on the premises of its industrial customers, enabling them to optimize their energy cost and improve observance of environmental standards. These units offer great energy efficiency—up to an increase of 85% for simultaneous production of heat and electric power—and lower emissions of carbon dioxide. Cogeneration units enable the Group to establish long-term commercial relationships with industrial customers and to improve the energy efficiency of urban heating and cooling stations. In Belgium, Fluxys also employs the cogeneration process to use energy more efficiently at its electric power units: it uses the steam produced to convert liquefied natural gas to the gaseous state. The system as a whole yields cost savings compared to separate production of steam and electricity. In Italy, Electrabel operates a cogeneration unit at Rosignano that supplies steam to Solvay and sells electricity on the Italian power market.

Tractebel Elyo operates units supplying some 2,000 MW, nearly two-thirds of it by cogeneration. The balance is accounted for by the production of Elyo’s electric subsidiaries in Asia-Pacific and Africa and the waste to energy conversion of Novergie’s incineration plants in France.

Over the past five years, Tractebel Elyo has developed numerous cogeneration projects in France and in Europe. At 145 industry, hospital and district heating system sites, it operates 42 gas turbines, 164 gas-fueled internal combustion engines and 16 steam turbines, generating a total of 1,410 MW.

Trigen operates more than 705 MW at 40 sites in the United States, and continues growing with its outsourcing management of power plants at industrial sites

Production and management of heating and cooling networks is a long-standing line of business for the Group via Tractebel Elyo in Europe and Trigen in the United States, with more than 11,000 MWth of total distributed power under management in Europe and 7,200 MWth in the United States.

In Thailand and Singapore, EGI has also developed cogeneration projects in which the steam is distributed to industrial customers and the electricity is sold to the local electric company. In Abu Dhabi, Tractebel operates a desalination plant with output of 255 MW of electricity and 30 million imperial gallons per day (MIGD) of water. A project to increase the unit’s capacity to 1,350 MW and 84 MIGD is currently underway.

•	Energy trading

EGI runs its trading activities in the United States through TEMI while in Europe EGE’s operations in this sector are assured by Electrabel—one of the founding members of the Amsterdam Power Exchange and of Powernext, manager of the French energy exchange that began operations in the second half of 2001. Moreover, the Group has been trading in the Spanish pool since 1998 and is also making spot and day-ahead trades in Germany, Switzerland and Austria.

All of the Group’s energy trading activities fall within the framework of its business model which seeks to manage the balance between production assets and sales through a centralized portfolio management operation. Energy trading is subject to strict procedures regarding control and risk management.

MARKETS AND COMPETITION

Production and marketing of electric power and marketing of natural gas are highly competitive sectors in Europe and the United States. In contrast, activities that constitute natural monopolies, such as transmission of electricity and natural gas, are tightly regulated. Elsewhere in the world, with only a few exceptions, markets are less open to competition and the international players operate in more regulated environments or in a system of long-term contracts.

In Europe, Tractebel’s principal competitors on markets open to competition are: in electricity, the German firms E.ON and RWE, France’s EDF and Italy’s ENEL; in natural gas, they are the big energy trading firms such as Ruhrgas, Gasunie and Gaz de France. As competition becomes more widespread, new competitors have arrived on the market such as the large European natural gas producers or specialized marketing companies such as Britain’s Centrica (which has taken a position on the Belgian market). Tractebel believes that when the deregulation process is over, the competitive marketing business will extend to residential customers as well and is actively preparing for this possibility. Moreover, in 1999 Fluxys lost its exclusive right to transport natural gas in Belgium and competitors can already begin constructing their own networks.

Elsewhere in the world, competitors are traditionally either local players or internationals such as AES, Duke, Mirant, Dynegy, TXU, El Paso, Williams, Powergen, International Power and occasionally petroleum companies such as TotalFinaElf. Following the crisis of confidence and the financial difficulties the electric power industry faces, the competitive landscape is undergoing profound change and it is difficult to foresee who over the medium term will be the major competitors outside Europe.

In the energy services sector, the principal competitors are Dalkia, which is a subsidiary of Vivendi Environnement, EDF and Cofathec (a subsidiary of Gaz de France).

In the cogeneration sector, Dalkia and RWE Solutions are among the most active companies.

In 2002, the market in North America as well as in many other areas, suffered from an economic slowdown and over-capacity in electric power production, while the situation in Europe stabilized. As far as natural gas is concerned the weak US production activity and the spike in international oil prices resulted in a general increase in the price of natural gas.

RESPECT FOR THE ENVIRONMENT

The Group has taken measures to reduce direct impacts of electricity generation, energy services and gas activities on the environment. It implements sustainability management that aims, among other objectives, at reducing the financial risk related to environment management and at taking advantage of potential financial returns related to environmental strategy. Furthermore, compliance with the national and European legislation is a constant objective.

Climate change

Regarding climate change, the risks and opportunities faced by the industry are directly linked to the instruments that governments would adopt to tackle it. We believe that sooner or later our core business will be faced with CO2 constraints. The impact of such constraints can be partially set off by realizing opportunities that arise as a result. The inclusion of sustainable development in our strategy is an essential element for the Group’s long-term growth and wealth.

Although we do not yet have a formal emission reduction program, we anticipated the upcoming emission reduction requirements arising from ratification of the Kyoto protocol. Aiming at achieving higher efficiency and security of supply, we have been steadily reducing its GHG emissions by combining various approaches: better use of natural resources by improving the conversion efficiency of its power plants, new power plants based on the CCGT (combined cycle gas turbine) concept, an increase of the combined heat and power capacity, development of renewable energy, especially wind energy onshore and offshore, and biomass.

Electrabel Netherlands has signed two voluntary agreements (“covenants”) with the Dutch government: one imposing on Electrabel Nederland S.A (as an operator of a coal-fired power plant) an annual absolute reduction target of 0.466 million tons between 2008-2012 and another one to all Dutch electricity producers to be among the 10% top global performers in terms of energy-efficiency by 2012).

Until now, Electrabel Deutschland has no such objective (in relative terms). In addition to improvements that already occurred in 1996, opportunities are being examined for replacing a coal-fired CHP by a CCGT-CHP.

In Poland and Hungary several projects (CHP, biomass, fuel substitution, energy efficiency) are currently under examination to reduce the emissions of our power plants.

Although we have not taken part in specific GHG deals up to now, it is active both in the development of related legislation and in the “learning by doing” process. Among other things, Electrabel actively participated in Emissions trading simulations and in the European Commission’s expert group on emissions trading. Electrabel invested $ 5 million in the Prototype Carbon Fund and its holding company—Tractebel—is a member of the International Emissions Trading Association.

Electrabel has at hand a well-diversified portfolio of instruments to further reduce emissions of its plants and already has a high efficiency rate of production due to its nuclear, gas and CHP assets.

Nuclear power

The two Belgian nuclear sites, which offer very high reliability, ensure more than 57% of the electricity generation in Belgium. This generation makes it possible to avoid production of CO2 from fossil fuel installations and to contribute toward reducing greenhouse gas emissions. To the extent substitute solutions could be found, the Belgian government decided to decommission these power stations after 40 years of operation.

The used nuclear fuel is recovered and treated by the supplier. The volumes of radioactive waste of low and average activity have shown a significant reduction in spite of an increase in production over the last seven years. In fact, related to produced kWh, their volume in 2002 represents about half of what it was in 1995. This result was obtained by constant technical and organizational efforts.

The related liquid and gas emissions remain well below authorized limits.

Access to renewable energy sources

We continue to develop our access to renewable energy sources. Efforts during the year 2002 were focused on exploration and analysis of several wind capacity projects.

Some projects are already in the construction phase and their entry into operation is anticipated for 2003. This is the case for four windmills in and two windmills on the Rodenhuize power station site, close to Ghent. These two wind parks will have a cumulated power of 12 MW. In addition, at the conventional power station of Ruien, two additional units (are in the construction phase), each one with a capacity of about 20 MW burning wood dust and gases, respectively, obtained by gasification of wood.

Currently feasibility studies for renewable energy projects are conducted in a changing legal context: the quotas of green certificates and their value based on avoided penalties are likely to evolve and differ from one region to the other. Furthermore, sometimes there is a lack of legal certainly due to contradicting laws and directives. This legal situation requires a dialogue with the respective authorities.

In any case, we intend only to develop renewable energy projects with proven economic viability.

Acid emissions

In 1991, Electrabel entered into a voluntary agreement with Belgian authorities to reduce acid emissions from its generating plants.

In 2002, this reduction (compared to 1980, the reference year) for SO2 and NOX was approximately 93% and 63%, respectively. This agreement terminates in 2003. Discussions are ongoing with the authorities to extend these reductions to 2010.

Pathogenic organisms

Certain parts of our installation cooling systems are fed with river water. During certain periods of the year, pathogenic organisms can develop in it, stimulated by a favorable temperature. To avoid or at least control this phenomenon, analysis and studies were carried out during several years and methods were developed to fight these organisms. The operational phase, with targeted monitoring and preventive injection of quantities calculated to minimize the environmental impact, is starting now. The first results meet the objectives. Electrabel’s Belgian laboratory Laborelec assures the scientific follow-up and manages the various phases of application.

PCB

In the 1980’s, several authorities, and insurance companies gave the advice to install askarel transformers to reduce the risks of fire hazards within the company’s installations. Later, it was announced that the major chemical element constituting this product, namely the “PCB”, was dangerous for the environment and that its use would be prohibited by 2010. To comply with the international agreement and its implementation at the European and Belgian levels, agreements with the Belgian authorities were adopted to identify the installations concerned and to program their final elimination through authorized circuits. This elimination must be done in a linear way and Electrabel is ahead of the agreed calendar.

ISO 14001—EMAS

Several generating plants—among them the 2 nuclear sites—received their ISO 14001 certification and/or were registered in the EMAS system. Procedures aimed at improving environmental performances continue and certification processes are ongoing.

4.3. ENVIRONMENT

The Group is a global leader in the Water and Waste Services markets of the environment sector.

These markets offer major growth potential, due not only to unmet demand—particularly in developing countries—but also to tightening environmental regulations and the role of the private sector in developing solutions for both industry and local governments. The private sector’s role in meeting environmental challenges was one of the highlights of the Earth Summit held in Johannesburg in August 2002.

Prior to 2002, Group operations in these markets were carried out through two subsidiaries: Ondeo, for water treatment and water management, and SITA, for waste services.

In 2002, the Group began a major restructuring effort aimed at reorganizing its core businesses to better leverage the synergy among its different activities and enhance its ability to customize its response to municipal and industrial customers. In keeping with this objective, the Group has now combined the Ondeo and SITA subsidiaries to create two distinct core business branches:

•	SUEZ Environment Local Services (SELS), which focuses on municipal water treatment, water management, and waste collection and treatment services, supported by a geographically based organization.

•	SUEZ Environment Industrial Services (SEIS), which specializes in Chemical Water treatment and industrial services, and is organized by major industry sectors.

The goal of this reorganization is threefold: to increase the Group’s commercial penetration of the environment markets; to distribute its local fixed costs over a broader scope of activity; and to provide a fuller range of more targeted solutions to its municipal and industrial customers.

•	A leading partner working more closely with its municipal and industrial customers

In municipal administrations, officials who decide on the outsourcing of public services are often the same whether the issue is water and sanitation or waste management. By combining the commercial operations of the water management and waste services divisions, the new organization should enable the Group to offer a more cohesive and comprehensive service to meet local governments’ environmental needs.

In the industrial sector, companies served by SEIS will now also be able to take advantage of services provided by SELS, for example for better coordination of industrial waste management in situations where SELS managed infrastructures are available.

•	Leveraging synergy

A good knowledge of municipal and industrial customers and their needs and experience in particular business areas can facilitate marketing of other services. With a more compact organization combining the local Water and Waste Services businesses, the Group aims to better leverage the commercial positions already established in other activities, thereby generating stronger organic growth while also reducing selling costs.

At the same time, combining local structures in a single organization will make it easier to achieve the necessary critical mass as fixed costs are distributed over a larger revenue base and overlaps are eliminated between two businesses that were previously developing on separate tracks.

•	An organization adapted to business and customer specifics

By creating these two business lines, the Group wants to establish an organization that respects the specifics of its businesses. SELS’s businesses are local in nature, because the infrastructures involved are used by companies and public entities alike, with little to differentiate among the various customer segments.

For this reason, a location-based organization is more appropriate to address the needs of SELS customers. SEIS, however, specializes in providing a range of products and services to improve the performance, availability, and cost efficiency of the manufacturing processes specific to particular industrial sectors. In addition, many of SEIS’s customers are multinational which makes a sector-based approach essential for SEIS.

The organization of these two new branches is currently underway and should be completed during the first half of 2003.

4.3.1. SUEZ ENVIRONMENT LOCAL SERVICES

4.3.1.1. Organization and key figures

Financial data In € millions	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000

Revenues	12,938.5	12,348.1	11,744.5

EBITDA(1)	2,379.9	2,575.1	2,401.1

Employed capital	14,454.0	16,348.5	15,878.3

Number of employees	97,040	91,500	87,570

Organization

SUEZ Environment Local Services (SELS) specializes in municipal water and sanitation management services, water treatment engineering for municipal clients, and waste collection and treatment services. In addition to Ondeo Degrément, business in Europe is segregated into two entities: Water Europe and Waste Europe. Business activities in the rest of the world are handled by an international department, Water and Waste Services International. These entities have light structures which are supported by a shared central administration.

The expected benefits of the new organization include additional sales and cost synergy.

Sales synergy

The creation of SELS improves sales efficiency, enabling the entire Group to benefit from strong local positions developed by each business separately. For example, market positions developed through Waste Services in Poland and Brazil can be leveraged to develop the Water business. Conversely, in Hungary, the Czech Republic, China, Mexico, and Morocco Water is the best placed to leverage positions in Waste Services. This way, the SELS sales network should ensure better worldwide coverage for both Water and Waste Services at lower cost.

This sales synergy should stimulate organic growth at SUEZ, particularly in markets with medium to long-term promise such as China, Brazil, and Central Europe, and in certain activities, such as sludge, treatment where strong positions have already been established by one business or another. In the sludge market, for example, a joint subsidiary has been created in France to offer Group clients an entire range of solutions that were previously offered separately by SITA and Lyonnaise des Eaux.

Ondeo, SITA and Ondeo are the commercial brands of SELS.

Cost synergy

Stiffer competition in the water and waste services markets has also led SUEZ to optimize its fixed cost structures to improve the efficiency of financial and human resources devoted to operating and expanding its businesses. By combining the corporate offices of Ondeo and SITA, SELS is expected to save in excess of €30 million in 2003 alone. This move is also expected to free up quality human resources for redeployment in operating companies, and to share know-how developed in one business activity with every Group business segment.

Research centers are also being combined. Expertise in liquid and solid waste analysis, sludge treatment, and industrial information systems are pooled to achieve greater efficiency and foster innovation.

(1)	Gross operating income.

Human resources

Because Water and Waste Services are service-oriented activities, the quality of the men and women who provide them is key to their success. Combining these services should enable the Group to attract the industry’s best talent thanks to the career opportunities afforded by a larger organization.

Employees in Water and Waste Services share the same values (a sense of public service, concern for the environment, etc.) and aspire to advance from one business segment to the next. The combined structure should better meet the expectations, develop the skills, and cultivate the loyalty of the Group’s best talent in both domestic and international markets.

4.3.1.2. Strategy and commercial development

SELS’s development strategy is evolving in line with changes in the overall strategy of SUEZ. The Group is focusing on strengthened positions in the environment sector by pursuing a profitable organic growth policy oriented toward its municipal and industrial clients. This orientation means that it will favor contracts that generate the fastest free cash flow and limit its risk exposure. In this context, SUEZ will aim at reducing its exposure in emerging countries. Accordingly, in 2002, the Group had to review its contracts in Buenos Aires, Manila and Djakarta in view of local difficulties encountered there.

Commercial development

SUEZ develops its business by strengthening its local offering and winning new international contracts that promote its public-private partnership model of delegated management among public sector customers.

This strategy varies according to the particular characteristics of local markets. In Europe, where water consumption is stable and growth in volumes is limited—even dimishing—the Group’s priority in the non-hazardous industrial waste sector is to increase competitiveness in terms of price and quality in order to maintain or expand profitability and market share. In the United States and emerging markets, the Group is pursuing an even more selective development strategy that focuses on public-private partnerships in major urban centers to meet the growing needs of municipalities and government agencies, while seeking to limit the amount of invested capital. These customers are demanding greater operational efficiencies and the financial strength to guarantee long-term service. With its recognized experience, competitive positioning and critical mass, the Group is well positioned to profit from these trends.

4.3.1.3. 2002 Significant events, month by month

Through its subsidiaries, SELS was awarded the following contracts in 2002:

January 2002

•	Ondeo increased its 50% interest in its German subsidiary Eurawasser to 100%.

•	As a key element in its recycling and waste-to-energy strategy, SITA took over Frazier International, the British specialist in refurbishing and reselling high-tech equipment.

February 2002

•	Renewal of SITA contract for comprehensive management of municipal waste in two zones of Sao Paolo (Brazil) with a combined population of 2.5 million.

•	SITA was awarded the contract for selective collection of domestic waste in the city of Brisbane, Australia. SITA Australia began serving 900,000 inhabitants on July 1, 2002.

March 2002

•	SITA won a comprehensive domestic waste management contract in Governador Valadares (Brazil), a city with 250,000 inhabitants: urban waste services, conventional and selective solid waste collection, and construction and operation of a city landfill.

•	In China, the Shanghai Chemical Industrial Park awarded Ondeo a 50-year contract to design, finance, and operate all effluents of the new Shanghai industrial petrochemical park. The contract relates to revenues of more than €600 million.

April 2002

•	Ondeo Degrémont won a 15-year, €90 million contract to build and operate a potable water production plant for Kaohsiung (Taiwan—population 3 million). Plant capacity: 450,000 m3 per day.

•	SITA bought out Rhodia’s 50% interest in their joint subsidiaries Teris SA and Teris LLC, which specialize in hazardous industrial waste treatment in Europe and the United States, respectively. The transaction went into effect on July 1, 2002.

May 2002

•	Ondeo won a 10-year water Operation and Management (O&M) contract valued at €4.5 billion. The contract covers both potable water production and supply for the entire island for Puerto Rico (nearly 4 million people), as well as wastewater collection and treatment.

•	Ondeo, through United Water and Ondeo was awarded the Halifax (Canada) contract to engineer, build, and operate three wastewater collection and treatment systems. The contract, worth US$ 330 million, serves a population of 380,000.

•	Ondeo signed two new contracts in China: in Qingdao, for the operation, development, and maintenance of two existing potable water treatment plants with a combined capacity of 540,000 m3 per day. The contract is valued at €430 million and is for 25 years. In Shanghai, Ondeo Degrémont will rebuild two 100-year-old potable water treatment plants, Nanshi and Yanshupu, with a combined production capacity of 860,000 m3 per day. The contract is valued at €26.7 million.

•	SITA France, through specialist Ate-Geoclean (Teris), won the contract for remediation of part of the former Paris Renault site covering 35 hectares.

June 2002

•	SUEZ announced the integration of Ondeo and SITA to create SELS and SEIS.

•	In January 2002, the Argentine government simultaneously had ended parity between the Argentine peso and the US dollar and blocked provisions giving groups supplying public services the right to adjust prices in line with the dollar and inflation.

In view of this situation, SUEZ had to initiate proceedings vis-à-vis the Argentine government under the Bilateral Investment Protection Treaty between France and Argentina. SUEZ also booked a €500 million charge Group share against Argentine exposure in its consolidated accounts at June 30, 2002.

July 2002

•	Through ASIM, its 50-50 partnership with its Mexican partner Ondeo took over Azurix’s assets in Mexico. They include a concession in Cancun for management of water and wastewater treatment services for the 430,000 inhabitants of this coastal city, which hosts 3,5 million tourists each year. Total revenues from this 30-year contract which will terminate in 2023, are more than US$ 1.5 billion. Other contracts include a services contract covering a quarter of the Federal District of Mexico, and three Build, Operate, and Transfer (BOT) contracts in Torreon, Leon, and Matamoros. The Azurix contracts are expected to generate US$ 70 million in revenue per year over their duration.

•	Lyonnaise des Eaux France launched the first “consumer magazine” published by a water distributor in France. The publication’s mission is to provide consumers in a reliable, straightforward manner with the information they want concerning tap water and public health. “L’Eau et Vous” (“Water and You”) will publish articles concerning routine water issues twice a year in 30 regional editions totaling more than 9 million copies.

•	SITA France won the call for tenders to serve 35 communities of the region surrounding Rennes. This seven-year contract valued at €3.6 million per year went into effect January 1, 2003.

August 2002

•	Ondeo acquired U.S. Water, a water services company serving more than one million people, with revenues of US$ 30 million in 2001 and close to 40 water operations and maintenance contracts. U.S. Water’s largest contract, worth US$ 8.5 million in annual revenues, is for wastewater management services in Springfield, Massachusetts. Its second largest contract, worth US$ 7.3 million, is for water management services in Camden, New Jersey.

September 2002

•	Cespa, the 50/50 joint subsidiary of SITA and Agbar in Spain, in partnership with Urbaser, was awarded the contract to build and operate Greater Barcelona’s third organic waste recovery plant (EcoParque III). The unit will be designed to process 260,000 tons of municipal waste per year. It will sort and recover recyclable materials and treat the residual through bio-methanization and composting.

October 2002

•	Ondeo Degrémont was awarded a € 100 million contract for the construction and 2-year operation of the South Milan sewage treatment plant. This plant will process wastewater for a population of just over 1 million.

November 2002

•	SITA Deutschland renewed its contract with the districts of Enzkreis and Ludwigsburg for eight years. The contract covers the collection and transportation of the domestic, organic, and bulky waste of 700,000 inhabitants. The new contract went into effect on January 1, 2003, and will generate revenues of € 77 million over its duration.

December 2002

•	For € 220 million, Ondeo sold Danone 100% of its subsidiary Chateaud’eau International, the largest French and third-largest European water cooler distributor.

•	Hisusa (a subsidiary owned 51% by Ondeo and 49% by Caixa) sold its 9% interest in Acesa (Spain).

Significant events subsequent to year-end 2002

•	On January 24, 2003, United Water and the City of Atlanta signed a Memorandum of Understanding confirming their mutual agreement to amicably dissolve United Water’s contract for the operation and maintenance of the city’s drinking water system. The terms of the amicable termination agreement are being finalized.

•	On February 7, 2003, Maynilad (Philippines) announced its withdrawal from the water and sewage concession it held in the western district of Manila. The termination notice follows several unsuccessful attempts to reach an agreement with the concession-granting authority. Various legal proceedings are underway.

4.3.1.4. Business overview

WATER

Water management

SUEZ provides water and wastewater management services to approximately 125 million(2) consumers in Europe, Asia, North and South America, and Australia. It also manages reservoirs, aqueducts, distribution networks (water mains and connection pipes), wastewater networks, and treatment plants for municipalities, other local government entities, and industry.

Its activities also include meter reading and collecting payments from end users. Operations vary depending on the country and customers served. The Group generally operates under the following types of contracts:

•	Operation and maintenance contracts: these contracts are signed with a local government that has financed and built its own facilities. They appoint the SUEZ subsidiary as operator for a period generally ranging from 5 to 20 years, and the subsidiary bills the local government for its services.

•	Concession contracts: these contracts cover the construction and financing of new facilities, or the renovation or extension of existing facilities, as well as distribution, maintenance, and management services. In the case of existing facilities, the Group assumes responsibility for the renovation or extension of the installation. Under this type of contract, it usually bills consumers for its services. When a Group subsidiary builds water treatment and management facilities, it generally operates them for periods ranging from 20 to 30 years, after which ownership is transferred to the local authorities. In some cases, the Group also owns the assets.

(2)	Approximate figures based on SUEZ estimates. Given some inaccuracies, particularly in the available demographic data for some of the cities served, these figures provide an order of magnitude, rather than a precise calculation, of the Group’s water-related business activity throughout the world.

The table below provides Group estimates of the number of consumers its serves.

	Estimated number of people served at the end of December 2002(3) (in millions)	% of total

Europe & the Middle East	43	34%

Africa	8.5	7%

North America (including Mexico)	23.5	19%

South America	25	20%

Asia-Pacific	25	20%

TOTAL	125	100%

France

In France, local governments are responsible for the management and distribution of drinking water, and for collection and treatment of wastewater. They may delegate these activities, in whole or in part, to private companies through concession or operations and management contracts. The industry estimates that private companies provide drinking water distribution services (thus billing the consumer for the entire water and sanitation service) for approximately 79% of the population(4), although their revenues represents only about 35% of the water market in France(5), compared with local governments (approximately 45% of the market) and the taxes and fees collected on behalf of the Water Agencies and the State (approximately 20%). Lyonnaise des Eaux France, a subsidiary of SELS, is the second largest private company in the French drinking water market(4).

In the wastewater collection and treatment market, approximately 53% of the population is served by private companies and 47% by municipalities(4). The Group’s contracts in France, both for water distribution and wastewater services, are generally for periods ranging from 10 to 20 years.

International

Outside France, SUEZ provides drinking water and wastewater services in partnership with local financial investors or municipalities, or through subsidiaries or companies majority-owned by local interests. Sales generated outside France account for approximately 60% of the Group’s water management business in terms of total revenues and 86% in terms of population served. The Group’s concession contracts outside France are generally for periods ranging from 25 to 30 years.

The Group’s U.K. subsidiary, Northumbrian Water Group, builds and operates water and wastewater installations primarily in the U.K., but also in Ireland, South Africa, and Gibraltar.

In Spain, SUEZ has a 25.5% interest in Aguas de Barcelona (Agbar), which holds the concession agreement for Barcelona, and is the private sector market leader in Spain for water distribution. Agbar has developed a strong presence in Latin America, in particular in Argentina, Chile, Colombia, and Uruguay. Most SUEZ operations in Latin America are undertaken in partnership with Agbar.

In South America, SUEZ is the leading international company for water, serving 22 million people. Argentina was the first Latin American country to deregulate water services. The Group has been active there through Aguas Argentinas since 1993, when it obtained the Buenos Aires concession for water and wastewater services (7.8 million people served) for 30 years. The Group also has 30-year concession agreements for Santa Fe and Cordoba, Argentina, and for La Paz, Bolivia. In addition, the Group supplies water services to Santiago, Chile (more than 5 million consumers), to a part of Mexico City, to Bogota, Colombia, and to Limeira and Manaus, Brazil.

(3)	Approximate figures based on SUEZ estimates. Given some inaccuracies, particularly in the available demographic data for some of the cities served, these figures provide an order of magnitude, rather than a precise calculation, of the Group’s water-related business activity throughout the world.
(4)	Source: Report to the inquiry and appraisal mission concerning water financing and management, submitted to the National Assembly on May 22, 2001.
(5)	Source: Syndicat Professionnel des Entreprises de Services d’Eau et d’Assainissement (Syndicate of professional Water and Sanitation Services Providers).

In the United States, over 80% of water services are supplied by municipal or government agencies(6), which are increasingly seeking partnerships with private operators for the supply of drinking water and wastewater services. United Water Resources (UWR), a Group subsidiary, is the second-largest company in the municipal, rate-regulated market (through 84 subsidiaries). Its principal business is providing water and wastewater treatment services for consumers in areas where its regulated utility subsidiaries have franchises or other rights to provide these services (rate-regulated market). UWR is present in 17 states, mainly in the eastern United States. In the deregulated market, United Water Services provides water distribution services under operating and management contracts with municipal governments.

In May 2002, the government of Puerto Rico awarded Ondeo an operating and management contract for drinking water production and supply and wastewater collection and treatment covering the entire island (nearly 4 million people).

In Morocco, the Group has a 30-year concession contract with the city of Casablanca to provide drinking water, electricity, and wastewater collection services to approximately 4 million people.

In Asia, the Group has a 25-year water management concession contract for Macao. In China, the Group is present through some ten joint ventures with municipal authorities for the production of drinking water. In Malaysia, the Group has water distribution contracts with three states to serve 1.8 million consumers.

In Manila, the Group has announced its intention to withdraw from its current water concession contract. In Djakarta, uncertainty exists regarding the outcome of negotiations that would allow the Group to continue operating under acceptable conditions.

Turnkey engineering

SELS is one of the world’s leading companies in urban water treatment engineering through Ondeo its wholly owned subsidiary. The Group designs, builds, and sometimes operates:

•	potable water production plants,

•	wastewater treatment plants,

•	desalination plants, and

•	sludge treatment plants.

Ondeo Degrémont provides all turnkey construction services, including engineering, construction, site management, and start-up services. At December 31, 2002, Ondeo Degrémont had built more than 10,000 water treatment facilities around the world. As urban populations increase throughout the world, the growing importance of water quality and sanitation as well as wastewater treatment have resulted in increased demand for water treatment infrastructures. In addition, the development of this business in emerging markets such as China, Egypt, Argentina, Chile, and South Africa has been facilitated by the recent policy of the World Bank, the Inter-American Development Bank, and other multilateral financial institutions to give priority to basic infrastructures.

WASTE SERVICES

The range of SITA Waste Services business activities has grown with regulatory, technical, and economic changes, and with the increasingly specific demands of its customers: in Europe, the development of re-use, recycling, materials recovery, and waste-to-energy conversion; in the Asia-Pacific region, improvements in the reliability of treatment plants and the development of urban services; in Latin America, the adoption of environmental standards.

The Group is active not only in waste collection but also in waste recycling and treatment in all of its forms: materials recovery and waste-to-energy conversion, stabilization, storage and others. During the 1990s, SITA was a pioneer in selective domestic waste collection. 52.3% of SELS’s Waste Services revenues are derived from waste collection. It owns a fleet of 14,000 heavy trucks equipped for selective collection of packaging, large objects, and medical and industrial waste. The Group also carries out onboard, computerized identification and weighing for diverse applications: optimization of collection runs, invoicing based on weight, etc. In 2002, the Group collected 29.7 million tons of domestic, non-hazardous industrial and medical waste.

(6)	Source: Masons Water Yearbook 2002-2003.

Prior to any form of treatment, the waste is processed through 215 sorting and conditioning centers to facilitate the supply of “ready to recover” materials to various treatment channels. Sorting centers, specialized in recycling domestic waste and industrial packaging, are the cornerstone of the recycling industry. They provide a regular flow of quality materials to the recyclers and, for the waste producers themselves, constitute an approved, long-term resource for disposal. In 2002, these centers received 5.8 million tons of waste, of which 4.1 tons have been recycled.

SELS’s 109 composting platforms reproduce natural biological decomposition and oxygenation of organic matter on an industrial scale. These platforms are more or less sophisticated, depending upon whether they handle green waste or sludge. In the latter case, additional technical investments are necessary to ensure an odorless process and a sanitized product. In 2002, the Group composted 1.7 million tons of organic waste.

In its 46 installations worldwide, nearly 41 of which have waste-to-energy capabilities, SELS offers the best available expertise in urban waste incineration technologies in France and, through Novergie, in Belgium, the United Kingdom, and Taiwan. This activity is subject to numerous regulatory controls aimed at minimizing environmental impacts (smoke, ash) and converting the energy produced by waste combustion into heat or electricity. In 2002, 5.6 million tons of domestic, non-hazardous industrial, and medical waste were incinerated.

Storage is the predominant way of treating waste in many countries. SELS rigorously adheres to all regulatory, technical, and environmental requirements that apply to its 227 open landfills. Upstream, landfill site selection must satisfy strict specifications concerning, among others, soil quality, absence of contact with ground water, and minimum distance from residential areas. Downstream, in the operational phase, all filling is planned and controlled; effluents (biogas and leachates) are captured, recovered, or eliminated, and all environmental parameters are regularly assessed according to a strict schedule. Once closed, these landfill sites continue to be monitored for a period of thirty years, and are bonded by a bank guarantee. SELS operates landfills throughout the world: in 2002, 31 million tons of domestic and non-hazardous industrial waste were processed at its landfills.

Expertise in hazardous industrial waste treatment is provided by the Teris group, a wholly owned subsidiary of SELS; by WATCO Ecoservices; and, for Class I storage in France, by SITA France Déchets (100% owned by SELS). SELS can thus offer its customers solutions adapted to every type of hazardous industrial waste, conditioning quantities as small as 100 grams (particularly for hazardous domestic waste or laboratory waste) up to several hundred of tons. In 2002, SELS treated 3.0 million tons of hazardous industrial waste through pre-treatment processing on ad hoc platforms, stabilization in Class I storage centers, incineration of highly chlorinated or high sulfur-content waste, and co-incineration in cement kilns. The latter specialty led to a fossil fuel savings of 348,390 tons petroleum equivalent.

Teris North America provides incineration of hazardous industrial waste in the United States through on-site sales teams and services (100 employees) and a logistical organization with 13 hubs that covers the entire country. It handles a treatment capacity of 200,000 tons per year, and offers materials recovery services for waste containing sulfur or chlorine, and waste-to-energy conversion.

Through its sanitation and industrial maintenance activities, SELS provides local governments, individuals, and industrial customers sanitation, industrial cleaning (during plant shutdowns, for example), industrial hazardous waste collection services, and more specific services such as oil work, system monitoring, and even water reservoir cleaning.

Urban cleanliness is an urban lifestyle issue as well as a public health necessity. The Group’s municipal cleaning services include manual and mechanized street sweeping, street furniture maintenance, poster and graffiti removal, dog litter clean-up, snow removal, beach cleaning, trash receptacle maintenance, organization of civic awareness campaigns, and so on. Other services are offered according to local needs, such as in Spain, where SELS provides municipal parks and gardens maintenance services.

4.3.1.5. The regulatory environment

WATER

No matter what type of operation, water is subject to laws and regulations.

The environmental laws and regulations governing the Group’s water businesses in Europe arise primarily from four European Union directives:

•	The Urban Wastewater Treatment Directive of May 21, 1991, which establishes minimum quality standards for wastewater and sludge treatment in urban areas with populations of 2,000 or more. This directive has been incorporated into French law and will be applied progressively until full application in 2005.

•	The Nitrates Directive of December 12, 1991, concerning the protection of ground water against pollution by nitrates used in agriculture. This directive has been transposed into French law.

•	The Drinking Water Quality Directive of November 3, 1998, revised from the 1980 directive to improve water quality standards. The new regulatory standards must be met by December 2003 at the latest, with the exception of requirements relating to lead, whose deadline for compliance has been postponed until 2013.

•	The Water Framework Directive of December 22, 2000, establishing a regulatory framework for Community action in the area of water policy to protect inland surface waters, coastal beaches, and ground water supplies, with a view to preventing their pollution, promoting their sustainable use, and protecting their environments. It establishes a “good ecological status” objective and calls for a transition from a resource-based to an objectives-based approach. It also introduces a requirement for Member States to establish rate policies encouraging consumers to conserve resources starting in 2010.

The primary effect of these strengthened directives will be an increase in capital expenditures on infrastructure and the increased cost of water analysis and monitoring by operators. The Group’s contracts generally protect it from the effects of regulatory changes by providing a corresponding amendment to contract rates. Furthermore, SUEZ expects such changes to create additional development opportunities for its Ondeo subsidiary, as customers may need to build new plants, replace or upgrade existing facilities, and tap into cutting edge technologies. These are all services Ondeo can provide.

The Group’s activities in the United States are also subject to environmental, health, and safety regulations by local, state, and federal authorities.

European directives have been transposed into national law in the main European countries in which the Group operates, often with additional legislative provisions specific to each country.

In France, water management is regulated primarily by the Sapin law of 1993, which defines the public bidding procedure for government contracts with the State, municipalities, and public institutions. Local governments, usually municipalities or regional groupings, have the option of managing drinking water distribution and wastewater treatment themselves, or delegating these activities, in whole or in part, to private companies through concession contracts. Such concession contracts establish the respective obligations of each party, particularly regarding rates. They do not transfer the ownership of existing assets to the management company. Under the Mazeaud law of 1995, management companies are required to publish an annual financial report. A bill introduced before the French Parliament in 2001 that might have reduced the term of water service contracts was withdrawn in 2002. Governmental efforts are currently being made to develop a new bill.

In England and Wales, where water services are fully privatized, asset ownership is transferred to the management company. The supervisory authority consists of several regulatory agencies, including OFWAT (Office of Water Services), which establishes applicable standards, promotes competition among water companies, and grants long-term licenses for exclusive operation in a geographical area. OFWAT has the authority to determine rates and investments for five-year periods.

In the United States, water management is regulated at the national level primarily by the Clean Water Act of 1972 and the Safe Drinking Water Act of 1987, developed by the Environmental Protection Agency. The federal government plays a major role in regulating the water industry but the States retain power over investment planning and the management and operation of facilities. In the regulated sector, each state has a Public Utility Commission that sets rates for water and sanitation services and determines utility companies’ rate of return on their equity. Municipal water agencies need only justify their rates before the city council, however. In the deregulated sector, each municipality is free to set the terms and rules of attribution of its public-private partnership contracts. Contracts are generally awarded subject to competitive bidding procedures.

WASTE SERVICES

SELS is operating in a strictly controlled environment from the regulatory perspective. Contract awards by public sector entities are subject to the public procurement code in France and, more broadly, to European Directives requiring calls for tender for contract awards. Waste storage and treatment sites must obtain operating permits and are regularly inspected. Finally, customers themselves are required to respect environmental standards.

As a general rule, European Union directives establish priorities among waste treatment methods: reduction at source of waste produced, re-use, recycling, biological recovery, waste-to-energy conversion and, finally, as a last resort, disposal. The “producer-polluter pays” principle is also a major element of European legislation, particularly for some solid waste streams such as end-of-life vehicles, waste packaging, waste electrical and electronic equipment, batteries, and tires.

The primary European directives that apply to the Group’s waste activities are:

•	The Waste Framework Directive of July 15, 1975, which is the first European directive governing waste treatment and disposal. This directive promotes prevention and reduction of waste production by requiring the use of cleaner technologies to protect the natural environment. It also introduced the “producer-polluter pays” principle. It was amended by the Directive of March 18, 1991, which sets objectives for the reduction of waste at the source and lists the various ways of treating waste (recycling, composting, incineration with waste-to-energy conversion, disposal).

•	The Packaging Directive of December 20, 1994, concerning packaging waste, addressing reduction at source and other methods aimed at reducing the impact of packaging waste on the environment. It sets recycling and recovery objectives, with specific figures, for packaging released onto the European market. The directive is currently undergoing revision with a new version expected to come into effect in 2003.

•	The Landfill Directive of April 26, 1999, which establishes new standards for landfill site management, dealing with issues such as containment as well as control and monitoring obligations. This directive has been transposed into French law and establishes landfill operator obligations for a period of thirty years after site closing. SUEZ estimates the impact of these measures on the cost of land filling to be between €3 and 20 per ton, the amount varying substantially with local conditions.

•	The Waste Incineration Directive of December 4, 2000, which relates to all hazardous and non-hazardous waste categories and sets strict emission limits for all incineration equipment in order to protect health, air, water, and land quality.

•	Other existing or planned directives address specific waste streams from the perspective of “producer-polluter” responsibility (end-of-life vehicles, waste electronic and electrical equipment, batteries, tires, etc.).

The Group’s objective is to systematically meet or exceed all qualitative and quantitative requirements that apply to it. An action plan has been established for this purpose in each of its major business areas:

•	In waste collection, the Group’s aim is to reduce greenhouse gas emissions by using “green” vehicles (electric-powered, natural gas, or low-sulfur-emitting diesel run engines) and optimizing collection itineraries to reduce fuel consumption, noise pollution, and carbon dioxide emissions.

•	In non-hazardous waste treatment, the Group’s policy is to develop recycling, produce high-quality compost, and generate green energy from its incineration plants and technical landfills. For its technical landfills, SITA has initiated a methane capture program whereby the captured gas is burned in order to reduce the greenhouse effect and, where economically feasible, produce electricity.

•	In addition, SELS, on its own and in partnership with cement-makers, is developing high-temperature incineration of hazardous waste using specialized furnaces. Hazardous waste recycling is also being carried out through reconditioning of used oil and solvents.

4.3.1.6. Markets and competition

4.3.1.6.1. MARKETS

The water industry has greatly evolved since the late 1980s, from being largely dominated and operated by public entities to a market in which the role of the private sector is growing and consolidating.

The Group believes that its public-private partnerships have major long-term development potential.

The action plan developed by the Earth Summit on Sustainable Development emphasizes the fact that healthy drinking water supplies and adequate sanitation services are necessary to protect human health and the environment. In this regard, the Millennium Declaration calls upon nations to commit themselves to reducing the proportion of people without access to safe drinking water, or who are unable to afford it, by half by 2015. The World Bank estimates that 267(7) billion investment dollars will be necessary to meet this objective.

The need to take further steps to safeguard human health and the environment, encouraged by stricter regulations in Europe and the United States in particular, and the search for greater operational efficiencies and optimum water pricing solutions also favor recourse to the private sector.

Although municipalities are turning increasingly to private sector companies, however, the latter still serve only approximately 8% of the world’s population. Local situations vary greatly. In France, most municipal water systems are run by private companies. In England, all customers are served by private companies, ever since the privatization of the water sector in 1989. In the United States, however, the private sector serves less than 20% of the population(8).

The waste management market has significant growth potential, especially in Europe, which is developing its own environmental model, distinct from the American one. Europe is becoming stricter (raising recycling targets, increasing pressure on landfill operations, etc.), which suggests opportunity for sustained organic growth.

•	In municipal services markets, domestic waste volumes are increasing steadily in most European countries—by between 1 and 3% per year—along with the trend toward recourse to private partners by public entities.

•	In industrial services markets, volumes are more or less stable or are even declining slightly, due in particular to the slowdown of the economy. Nevertheless, industrial customers are under pressure from increasingly strict environmental standards (raising of recycling and packaging re-use targets, directives concerning end-of-life vehicles and waste electrical and electronic equipment, etc.), and now constitute a growing proportion of SITA’s clientele.

4.3.1.6.2. COMPETITION

In the water sector, the competitive trend in 2002 was toward consolidation among major players proposing several utility offerings. Underway for several years now, this trend continued in 2002 with the acquisitions by the German electricity company RWE of the British company Thames Water and, more recently, American Water Works.

The Group’s main international competitors in the water management market are the French companies Vivendi Water, a subsidiary of Vivendi Environnement, and SAUR, a subsidiary of the Bouygues Group, as well as the British company Thames Water (now a subsidiary of RWE).

It should be noted that not all of our competitors have been successful. Before going bankrupt, Enron suffered a failed venture into water services via its Azurix subsidiary; Scottish Power pulled out of the water industry; Hyder was broken up in a takeover; Anglian Water sold off its international assets; and Bechtel withdrew from the water sector as well.

(7)	Source: 2000-2015—Global Water Partnership/WB Estimates.
(8)	Source: Masons Water Yearbook 2002-2003.

In waste services, SELS has become the leading European operator in domestic and non-hazardous waste management, with the transfer to Waste Services of WATCO-EdS, previously assigned to the Group’s Energy side. In 2002, SELS generated revenues of € 5.8 billion in waste services, ranking it as the fourth-largest waste services operator in the world, behind U.S. companies Waste Management and Allied Waste—which are concentrated moreover on their national market—and the French company Onyx, a subsidiary of the Vivendi Environnement group. The European market is dominated by two leaders, SELS (SITA) and Onyx, followed by smaller players such as the waste division of the German company RWE and the British-Australian company Cleanaway, a subsidiary of Brambles Industries.

4.3.1.7. Respect for the environment

The heart of SELS’s water business is improving quality to make it potable, and filtering it so that it may be returned to the natural water cycle. For waste, it consists in managing both municipal and industrial waste through recovery or other treatment processes that safeguard quality of life and protect the environment. In both cases, the focus of SELS’s actions is on restoring natural resources and minimizing the ecological impact of its activities. Concern for the environment is a motivating force for SELS employees, one that drives them on a daily basis. It is integral to every aspect of the Group’s know-how.

This environment-conscious culture, inherent to the very nature of the Group’s activities, is a true asset for SELS, which for several years now has been engaged in serious reflection leading to the development of a carefully prepared action plan for the environment.

This plan aims to answer two questions:

•	How can SELS make its activities, environment-friendly by nature, even more environmentally friendly?

•	How can SELS reduce to a minimum the negative impacts of its activities on the environment?

SELS is committed to integrating its action plan for the environment into all of its activities, beginning upstream with its research and development programs. These programs are developing innovative solutions in the areas of waste recycling and wastewater recovery, waste-to-energy conversion, reduction of waste at the source, reduction of water leakage in pipe networks, and control of greenhouse gases.

Objectives are set and performance measurement and improvement indicators are monitored so that the Group may track its progress and assess work that remains to be done.

This commitment to making respect for the environment a major development lever for SELS is embraced by the Group’s Executive Management and lived out in daily practice by specialized teams in the field. SELS takes special care to seek the opinions of its customers and other industry participants, in the field or through national or international bodies, such as NGOs.

This approach is also consistent with the Group’s social and economic responsibilities. SELS’s aim is to fuse these three components of sustainable development into a dynamic that reflects SUEZ’s vision for the future.

SELS attaches great importance to strengthening its leadership in the environmental expertise market. It is convinced this ambition can only be realized through developing its ability to control its own impacts, and to reconcile technical know-how with social awareness.

4.3.2. SUEZ ENVIRONMENT INDUSTRIAL SERVICES

Organization and key figures

SUEZ Environment Industrial Services (SEIS) is the Group’s business focused on water treatment and industrial process efficiency improvement businesses. SEIS had revenues of nearly € 3 billion in 2002 and is organized around two subsidiaries: Ondeo Nalco (90% of revenues) and Ondeo Industrial Solutions.

Financial data In € millions	Year ended Dec. 31, 2002	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000

Revenue	2,959	3,026	2,641.3

EBITDA(1)	536	549	546

Capital employed	5,250	6,400	5,783

Number of employees	11,912	11,000	11,380

(1)	Gross operating income.

Ondeo Nalco

Ondeo Nalco is a service company present in every industrial sector. Based in Naperville, Illinois (USA), it offers its approximately 60,000 customers solutions to increase the profitability of their industrial plant while protecting the environment. Programs developed by Ondeo Nalco enhance the efficiency of plant operations, minimize water and energy consumption, and extend the life of equipment. While process chemicals and related services constitute the bulk of its offerings, Ondeo Nalco increasingly provides customers expanded services that integrate chemical, mechanical and operational recommendations. The company draws on its technical know-how related to the chemical, mechanical and operational aspects of water treatment and in the chemistry of water.

Ondeo Nalco applies this expertise in two major fields:

•	water treatment, including boiler, cooling circuit, and waste water,

•	improved efficiency, through additives and industrial processes.

Its business is evenly balanced between these two applications and well diversified both geographically and across different sectors of the economy. North America and Europe account for more than 75% of sales. Approximately 60% of business is concentrated in the pulp and paper, petroleum (upstream and downstream) and chemicals industries. The remaining 40% are split among many other sectors: steel, auto, food-processing, electronics, public services, universities, hotels and hospitals.

Ondeo Nalco’s core business affords it a unique understanding of customers’ manufacturing processes, enabling it to formulate recommendations for enhancing their efficiency. The company uses this expertise to develop its outsourcing services focusing on low capital intensity projects. When particular engineering expertise is required, Ondeo Nalco calls upon its specialized subsidiary, Ondeo Industrial Solutions.

Ondeo Industrial Solutions

Ondeo Industrial Solutions was created in January 2002. It is primarily in the business of on-site engineering, operation and maintenance of process water-treatment and waste water equipment. Ondeo Industrial Solutions uses engineering as an entry point to promote outsourcing solutions to its industrial customers. In 2002, Ondeo Industrial Solutions brought in 157 million in revenues and employs over 700 people worldwide.

Strategy and developments

Ondeo Nalco

Ondeo Nalco grows by serving diverse customers in all major industrial segments. Its on-site service model focuses on customers’ water treatment and process treatment needs. These needs include protecting the environment, decreasing costs, increasing productivity, and improving profitability by reducing customers’ total cost of operation, and maintaining asset reliability.

Ondeo Nalco’s offerings are backed by a well trained, professional sales/service force that diagnoses customer problems, and creates and delivers customized solutions comprising services, chemicals, and equipment. These 5,000+ experts know their customers extremely well, often working at customers’ facilities on a full-time basis.

Chemical solutions are at the core of Ondeo Nalco’s offerings, most of them being patented chemical applications developed by Ondeo Nalco researchers. These products take on many forms, and are based on a common set of chemical platforms for which Ondeo Nalco has a strong manufacturing position.

Ondeo Nalco also provides a wide array of equipment to complement its service and chemical solutions. Key to the value offer is the ability to provide state-of-the-art monitoring, control, and feed systems that interface with the chemical solutions. In addition, Ondeo Nalco is a leader in providing on-site storage equipment.

Ondeo Industrial Solutions

Water is a strategic resource to industry and key to many industrial processes. Ondeo Industrial Solutions offers a wide range of industrial water cycle management services rooted in its equipment design, building, and supply expertise and long-term partnership solutions. In 2002, Ondeo Industrial Solutions signed over 90 contracts.

Ondeo Industrial Solutions helps industrial water users improve performance, control quality and better manage the process water cycle. Its solutions and services provide a strong foundation for long-term partnerships with industry, and its global presence means it can apply best practices at industrial sites located primarily in Europe and the United States.

Some significant events in 2002

May

•	Ondeo Nalco, through its Ondeo Nalco Energy Services division, was awarded a chemical management services contract with ExxonMobil in the UK. Under this three-year contract, Ondeo Nalco will provide chemicals and services to all of ExxonMobil’s UK-operated upstream assets, with particular focus on optimizing scale inhibition, managing corrosion integrity and reducing total cost of operation.

September

•	Ondeo Nalco was awarded a new oil and water treatment and services contract for Suncor Energy Inc., the world leader in crude oil extraction from the vast oil sands deposits in Fort McMurray, Alberta, Canada. The eight-year contract represents an initial US$ 10 million in revenues over the lifetime of the contract, with a potential to grow as Suncor develops plans to expand oil production.

October

•	Ondeo Nalco signed a contract with The Newark Group, the largest manufacturer of recycled paperboard in the United States. Ondeo Nalco will provide chemical support and services to The Newark Group’s 14 paper mills throughout the United States, with a possibility of expanding to two European mills. The term of the contract is five years and represents an initial US$ 7 million in annual revenues and an estimated US$ 40 million over its lifetime.

November

•	Ondeo Nalco was awarded a contract by BP to supply hydrate inhibitors for the hydrate control program on BP’s Mungo wet gas pipeline in the Eastern Trough Area Project (ETAP) in the North Sea.

Market and competition

Ondeo Nalco

The five different industrial water market segments (water treatment, process chemicals, polymers, outsourcing and equipment) represent a potential market of over US$ 20 billion. SEIS has a presence in all of these segments, whose market growth rates vary significantly.

The market breaks down into three major geographic and economic groupings:

•	Large Industrial Segments in North America & Europe (65% of the total market).

•	Middle Market Segments in North America & Europe (20% of the total market).

•	Emerging markets (15% of the total market).

The competition comes in two forms: from a well-defined group of major chemical and service companies and from numerous small, regional and local companies. Major water treatment and services competitors include Ashland Chemical and ChemTreat in North America, and Kurita in Japan. Competitors on the process chemical side include Hercules in paper, and Baker Petrolite in energy.

On the process water treatment market, two major competitors stand out: GE and Vivendi Environnement. GE seems to be pursuing a strategy similar to Ondeo Nalco’s by combining chemicals, equipment and services to move into the outsourcing market, as its recent acquisitions of BetzDearborn and Osmonics portend. Vivendi Environnement, while not a direct competitor in water treatment, has chosen to enter the process water market through the equipment and engineering segment, and competes directly with Ondeo Industrial Solutions.

Ondeo Industrial Solutions

The outsourcing market in the process water management field was estimated at US$ 840 million in 2000(2) and is projected to grow to US$ 2.9 billion by 2006. North America is the largest market. Europe and Asia are smaller in size but show faster growth. Ondeo Industrial Solutions has a presence in all three markets and is one of the leaders in Europe. In North America, on the other hand, Vivendi Water, through U.S. Filter, enjoys the largest market share. In Europe and Asia, Vivendi is also considered as the main competitor of Ondeo Industrial Solutions, although it has a smaller market share.

GE’s acquisitions of BetzDearborn and Osmonics are an indication that GE will aggressively pursue the outsourcing market, with a strong position in North America but a weaker one in Asia.

Respect for the environment

Ondeo Nalco

Ondeo Nalco’s activities in the United States and other countries are subject to environmental, health and safety regulations by local, state, regional and federal agencies. Both Ondeo Nalco and its customers are governed by a number of federal and state laws regulating the discharge, emission, and disposal of chemicals and chemical waste, as well as laws covering human and environmental exposures to chemicals. In the US, the laws include those implemented by the Environmental Protection Agency (EPA), the Food and Drug Administration, and the Occupational Safety and Health Administration. The Federal Water Pollution Control Act, also known as the Clean Water Act, and state laws in a number of jurisdictions regulate certain effluent discharges into waterways. These laws are administered by the EPA at the federal level, and by state and local agencies. In some cases, the law requires Group utilities to obtain permits for effluent discharges associated with water and waste-water treatment operations. These permits typically impose limitations regarding the quality and quantity of effluent discharges.

Ondeo Nalco is committed to sustainable development, as demonstrated by its promotion of the following principles in the company’s operations around the world:

•	Conduct business in a safe and environmentally sound manner, consistent with Responsible Care®, the chemical industry’s commitment to ensuring the safety of chemical products over their entire life, from concept, to customer use, to disposal, recycling or reuse.

•	Develop environmentally sustainable and safe solutions that employ the company’s products, processes and technology to bring value and confidence to customers, employees, communities and the business.

•	Operate in compliance with applicable laws and regulations and apply environmentally responsible standards where laws and regulations do not exist.

•	Strive for continuous improvement in the area of safety, health and environmental protection with the goal of zero injuries, illnesses, incidents, waste generation and emissions.

•	Train all employees to work safely and prevent injuries to themselves and others, avoiding damage to property and protecting the public.

•	Ensure that procedures are in place to implement these principles and communicate openly about environmental, health and safety issues.

•	Achieve support for these principles by all levels of management and all employees.

Ondeo Industrial Solutions

Since the environment constitutes the heart of its business, Ondeo IS is unequivocally committed to protecting it. The company abides by all laws where it operates and complies with major industrial programs, such as Responsible Care® in the chemical industry.

(2)	Source : Ondeo IS estimates.

4.4. OTHER SUBSIDIARIES AND AFFILIATES

4.4.1. COMMUNICATIONS

Business strategy

In 2002, the Group continued its policy of refocusing on the energy and environment sectors which led to the sale of its holdings in TPS to M6 and TF1, and to the transfer of its equity in FirstMark Communications France to LDCOM. As provided by its 2003-2004 action plan, announced January 9, 2003, SUEZ intends to dispose of additional assets, including from the Communications sector.

Activities

The table below shows total revenues generated in 2002 by the Group’s two main Communications sector activities.

Company	Main activity	2002 revenues (in € millions)	Change 2002/2001 (in%)

M6	television	948.5	+12.2%

NOOS	cable	271.7	+12.7%

Notes:

•	M6 is consolidated by the proportional method and, since 2002, M6 consolidates TPS by the proportional method.

•	On May 1, 2001, NOOS’s consolidation was changed to the proportional method.

M6

At December 31, 2002, SUEZ held 38.10% of M6 (Groupe Métropole Télévision), which is listed on the Paris Stock Exchange. In 2002, M6 strengthened its position as France’s second largest private television channel, with an audience rating of 19.1% among housewives under 50. Its market share expressed as a percentage of advertising revenues remained virtually unchanged at 22.8% in 2002, against 22.9% in 2001. In 2002, revenues from advertising increased by 1%.

M6 has an equity investment in several specialty channels (its subsidiaries Teva, M6 Music, and Fun TV; TF6 and Série Club, which are a 50/50 joint venture with TF1; and 11% in Paris Premiére. In addition, following SUEZ’s sale of its stake in TPS, M6 now owns 34% of that company, with the remaining 66% held by TF1. M6 continues to develop its brand diversification business (home shopping, disks, etc.). In 2002, thanks to the proportional consolidation of TPS, that activity registered very strong growth (+33.1%). On a constant perimeter basis, revenues from the brand diversification business increased by 16.6%. Brand diversification now accounts for 41% of the channel’s total revenues, limiting its exposure to the advertising market’s cyclical fluctuations.

NOOS and CODITEL

NOOS is the leading cable network operator in France with a market share at the end of November 2002 of some 30%(1). NOOS is the leader in the Paris region (where 19% of the country’s population resides) and is the only cable network operator in Paris itself. NOOS offers both pay television carried by cable, increasingly in digital form, and unlimited Internet access.

Its activities can be affected by new technologies entering the market or by changes in existing technologies.

At December 31, 2002, NOOS served 700,000 “revenue generating units” (RGUs)(2). The table below presents a breakdown of NOOS customers and RGUs based on services offered at the same date.

Service	RGU 2001	RGU 2002	Change

Television	562,334	602,047	+7%

Internet	92,525	150,985	+63%

Telephony	2,212	1,985	NS

TOTAL	657,071	755,017	+14.9%

Note: pro forma data.

(1)	Source: AFORM.
(2)	As the same customer can have both a television subscription and an Internet access subscription, it is simpler to count RGUs than customers.

SUEZ’s partners in this company, 50.1%-owned by the Group, are France Telecom (27%) and Morgan Stanley Dean Witter Capital Partners IV, LLC (22.9%).

In Belgium, through its subsidiary Coditel and via Electrabel’s investments in 17 inter-municipal companies, SUEZ enjoys a cable television market share of approximately 60%. Coditel is also active in Luxembourg.

Other equity investments

The Group also holds significant equity interests in the following companies:

•	Paris Première (100% with M6), a theme channel broadcast by cable and satellite TV;

•	Codenet (100%), a telecom services provider for companies active in Belgium and Luxembourg;

•	A 50/50 Belgian joint venture between Coditel and MCI World Com providing long distance business communications services (voice data) in Belgium;

•	LDCOM, a 16.7% interest acquired by the Group in 2002 through the transfer of Firstmark Communications France (FMCF) equity and a shareholder-restricted rights issue. Following the acquisition of four other companies in 2002, this integrated operator now ranks as France’s 3rd largest telecommunications company.

4.4.2. FORTIS

Fortis is active in insurance, banking, investment banking and bancassurance and, with close to 69,000 employees, is one of Europe’s 20 leading financial institutions by market capitalization. It is listed on the Amsterdam, Brussels, and Luxembourg Stock Exchanges. In Benelux, its domestic market, Fortis is one of the principal integrated financial services providers for individuals, business, institutional investors, and the public sector.

SUEZ’s direct investment in the company is 10.83%. At December 31, 2002, this investment was valued at € 2,305 million and has been deconsolidated since December 17, 2001. It is among the Group’s non-strategic investments which can be sold in connection with its global businesses’ development needs.

These assets are part of a dynamic SUEZ asset management program which, in November 2002, led to SUEZ to cash in Fortis shares for a total initial amount of € 700 million.

4.4.3. SI FINANCE

SI Finance, formerly SUEZ Industries, a wholly-owned SUEZ subsidiary, continues to sell off the Group’s direct investment portfolio. In 2002, disposals came to € 89 million. Because of the difficult economic environment, the balance of SUEZ assets held directly is expected to be sold in 2004; those assets held by other funds are expected to be sold in 2005-2006.

4.5. HUMAN RESOURCES POLICY

In keeping with its strategy of sustainable, profitable growth, SUEZ has developed a Human Resources policy based on promoting the professional development of its 198,750 employees. To this end, the Group attempts to offer career possibilities designed to make the best use of each employee’s skills, no matter where they are in the world.

In 2002, the Group’s Human Resources Departments published a guide for all Human Resources managers and managers of the Group entitled “Group Human Resources Guidelines”. This guide, available in six languages, contains all of the rules and professional principles that apply across the Group, and provides numerous examples of “best practices.”

Adapting to change—Managing skills

•	Training

Training is one means of giving all Group employees the tools they need to develop their skills and professionalism.

A significantly higher percentage of personnel received training in 2002, with special emphasis on one group in particular: non-managerial staff, representing more than 80% of those who received training. The types of training delivered were divided, in order of priority, between Quality / Safety programs and technical training for specific business segments.

In 2002, more than 1,800 of the Group’s managers attended SUEZ University (up from 1,371 in 2001 and 880 in 2000). Two thirds of the attendees were from Europe; the remaining third was primarily from North America and Latin America.

•	Skills management

The year 2002 was also devoted to developing the “Leaders for the Future” program, whose purpose is to identify and support within the Group a core group of young managers who have the potential to hold key leadership positions in the future.

In order to attract new talent, SUEZ has, among other things, increased its presence at schools through the SUEZ Campus program. The “SUEZ Center for Development and Assessment” was created for executive management as a key component of the skills management program. The Center’s mission is twofold: to support SUEZ job mobility policy by providing complete skill assessments, and to identify current and future development needs in order to better manage organizational change.

Job mobility

The Group’s voluntary job mobility policy offers interested employees the opportunity to develop their careers and skills in various business segments and job types. This policy is supported by various tools, including:

•	“Job News,” a monthly review that lists all positions to be filled within the Group. In 2002, Job News listed 1,287 positions, an increase of 25% in relation to 2001. These job listings are also available to employees connected to Swan, the Group’s Intranet.

•	Job Mobility Committees, which have been set up in the countries where the Group has the largest presence. They give human resource managers the ability to analyze both available positions and requests for job mobility, which can be initiated by the company or the employee.

•	“The Principles of Mobility,” a brochure available in five languages.

Social dialogue

The Group is committed to maintaining and increasing the social dialogue that is an integral part of its culture and management style. In response to legal and regulatory requirements in various countries, particularly France and Belgium, bodies representing employee interests meet on a regular basis. They are informed and consulted on various subjects relating to their specific areas, with a particular emphasis on topics that relate to the social reports drawn up by companies subject to this requirement. Negotiations are held annually with the representatives of all concerned union organizations regarding employee wages, new developments affecting employment prospects, and working conditions.

In addition to addressing legal requirements, the SUEZ European Employee Dialogue Authority has formed commissions for the Water and Waste Services business segments. These commissions join the Tractebel Energy employee dialogue authority in addressing the problems faced by their particular business segments. All such bodies exist to provide clear and complete information concerning the strategic, economic, and social challenges facing the Group’s different entities.

Cross-discipline health / safety and training commissions have also been formed to address the social challenges faced by all of the Group’s business units. The work of the first such commission resulted in the negotiation of the Health / Safety Charter, signed by all European social partners, both management and labor, in October 2002. The second commission is now working, among other things, on enacting the commitment to life-long learning and training signed in the context of the International Social Observatory.

Health and safety

In its Health / Safety Charter, the Group explains in detail its notion of work safety according to three main themes, each of which is concerned with protecting the physical integrity of each individual.

•	Safety of facilities. This is accomplished essentially by maintaining in good condition equipment, facilities, and the different industrial processes, and by preventing industrial risks.

•	Safety of people. This is achieved by making a top priority respect for the physical integrity not only of workers on the job, but of all people affected by Group activities.

•	Safeguarding human health. Occupational diseases, which are not sudden occurrences like accidents, are prevented by paying close attention to risk factors in the work environment. Health is also an area in which mental and psychological factors play a very important role.

The constant concern for safety is deeply ingrained in the Group values of professionalism, competitiveness, and dialogue. Professionalism involves skill, expertise, and discipline. Safety is a core element of each of these requirements, and has a direct impact on profitability. Safety performance is one of the factors used to evaluate overall Group performance.

Occupational health and safety are the concern of every Group employee, no matter where they fit in the company hierarchy. This is why the Group is committed to pursuing a proactive policy of preventing occupational accidents and diseases, using a dynamic approach based on continuous improvement. This essential objective of this prevention policy is to steadily reduce the number of job-related accidents and diseases by reducing risk situations and behaviors.

Although all Group entities are clearly focused on taking preventive actions and raising awareness surrounding safety, the number of fatal accidents in 2002 was identical to that in 2001 (18). Nevertheless, greater awareness on the part of every employee and the broader reach of Group training programs are translating into a downward shift in the frequency and seriousness of job-related accidents for most activities.

Social reports

SUEZ has been using Topaz, a social reporting tool, since 1998. This tool allows the Group to collect and consolidate Human Resources and social data (for example, concerning personnel structure, wages, training, and safety) in order to develop an overall picture of the Group along with diagnostic indicators and benchmarks. Such indicators are used as an objective means of tracking our progress in implementing the Group International Social Charter.

In 2002, Topaz was upgraded collaboratively by all of the Group’s units in order to meet new regulatory requirements and better adapt this tool to local social realities.

Spring

For the third time since 1999, this time against a difficult economic backdrop, a new employee stock ownership plan was launched for Group employees. SUEZ now has more than 106,000 employee-shareholders, representing 55% of its total work force, who together own 3.9 % of the company.

An organic link with the community

SUEZ’s Human Resources policy is designed to establish a quality work environment and ensure the personal and professional development of all its employees. It also plays an essential role in ensuring the Group’s integration within the communities in which it operates.

As a global services provider, SUEZ builds long-term relationships based on trust with its local and industrial customers. Assimilation into the host community is key to its success, particularly in the context of local service contracts, where staying power directly correlates with acceptance of Group services by the local population and other economic and social stakeholders. For this reason, SUEZ entities are very mindful of maintaining open dialogue with all stakeholders.

SUEZ incorporates the supply of services to disadvantaged populations into its service model, thereby illustrating the mutual reinforcement of its commitment to sustainable development and its profit objectives.

Indicators

The following table shows the indicators used by the Group to track implementation of its human resources and social policies. The indicator reporting scope is provided in parentheses.

		SELS		SEIS
		2001	2002	2001	2002

PERSONNEL BY GEOGRAPHIC ZONE

	Europe	61,914	61,268	2,747	3,451

	Rest of Europe	1,526	1,282	120	132

	North America	3,019	10,726	4,989	5,257

	South America	18,156	18,158	1,090	958

	Africa. Middle East	3,644	3,295	529	467

	Asia—Oceania	3,216	2,311	1,520	1,647

	TOTAL	91,475	97,040	10,995	11,912

		(100.0)%	(100.0)%	(100.0)%	(100.0)%

DISTRIBUTION OF PERSONNEL BY SHARED SERVICES CENTER

	Executives	6,471	7,318	3,299	7,078

	T.S.M.	11,574	11,068	4,398	3,416

	O.E.T.	73,430	77,807	3,299	1,303

	TOTAL	91,475	96,193	10,996	11,797

		(100.0)%	(99.1)%	(100.0)%	(99.0)%

PROPORTION OF WOMEN IN THE GROUP

	Proportion of women in staff positions	17.1%	17.2%	N/A	18.2%

		(83.3)%	(91.8)%	N/A	(95.7)%

	Proportion of women in management positions	26.0%	21.3%	N/A	11.8%

		(64.5)%	(86.7)%	N/A	(96.0)%

DISTRIBUTION OF PERSONNEL BY TYPE OF CONTRACT

	Open-ended contracts	91.5%	92.5%	N/A	N/A

	Other	8.5%	7.5%	N/A	N/A

		(81.1)%	(95.4)%	N/A	N/A

AGE DISTRIBUTION

	- to 25	N/A	5.8%	N/A	3.4%

	25 - 29	N/A	11.0%	N/A	13.3%

	30 - 34	N/A	15.2%	N/A	18.6%

	35 - 39	N/A	16.7%	N/A	17.6%

	40 - 44	N/A	15.8%	N/A	15.8%

	45 - 49	N/A	14.1%	N/A	13.9%

	50 - 54	N/A	11.5%	N/A	10.7%

	55 - 59	N/A	7.2%	N/A	5.1%

	60 - 64	N/A	2.3%	N/A	1.3%

	65 and +	N/A	0.4%	N/A	0.3%

		N/A	(76.1)%	N/A	(93.3)%

TURNOVER (per half-year)		2001 H1	2002 H2	2001 H1	2002 H2

	Turnover = number of employees leaving per half-year	8.2%	6.8%	N/A	5.7%

	(excluding end of contract) / average personnel for half-year	(75.8)%	(88.4)%	N/A	(100.0)%

COMPENSATION

	Gross average worker’s salary / Gross minimum salary locally	2.6	2.4	N/A	N/A

	(Minimum value)	1.0	1.0	N/A	N/A

		(60.4)%	(80.7)%	N/A	N/A

	Gross average salary / Gross average salary for sector

	Executives	1.5	1.4	N/A	N/A

		(52.8)%	(59.8)%	N/A	N/A

	T.S.M.	1.4	1.5	N/A	N/A

		(66.0)%	(74.0)%	N/A	N/A

	O.E.T.	1.6	1.4	N/A	N/A

		(60.4)%	(89.2)%	N/A	N/A

	Gross average worker’s salary / local cost of living	2.3	1.9	N/A	N/A

		(60.4)%	(82.7)%	N/A	N/A

OCCUPATIONAL SAFETY

	Number of fatal accidents (employees)	15	15	0	0

	Rate of frequency	65.53	46.42	2.32	3.47

	Rate of seriousness	1.66	1.28	0.03	0.05

		(85.7)%	(82.8)%	(100.0)%	(100.0)%

TRAINING

	Percentage of personnel who received training	47.2	36.4	N/A	N/A

		(42.0)%	(79.5)%	N/A	N/A

	% of managers and non managers among personnel trained

	Executives	19.7%	9.5%	N/A	N/A

	T.SM. + O.E.T.	80.3%	90.5%	N/A	N/A

		(48.0)%	(80.0)%	N/A	N/A

	Cost of training per person (€ / pers)	832.0	442.0	N/A	N/A

		(43.0)%	(79.5)%	N/A	N/A

	Number of training hours per person (hr / pers)	21.0	23.4	N/A	N/A

		(42.0)%	(79.5)%	N/A	N/A

	Cost of training per hour of training (€ / hr)	34.9	24.5	N/A	N/A

		(42.0)%	(79.5)%	N/A	N/A

	Distribution of training hours by theme

	Technical training for business segment	35.0%	30.4%	N/A	N/A

	Quality. Environment. Safety	40.0%	30.1%	N/A	N/A

	Languages	2.6%	7.3%	N/A	N/A

	Other	22.3%	32.3%	N/A	N/A

		(50.7)%	(80.0)%	N/A	N/A

		EGE		EGI		SERVICES
		2001	2002	2001	2002	2001	2002

SUEZ PERSONNEL BY GEOGRAPHIC ZONE

	Europe	18,058	16,873	45	154	59,146	60,237

	Rest of Europe	509	547		42	1,394	4,808

	North America			562	1,767	855	90

	South America			1,592	1,416

	Africa. Middle East			15	89	245	753

	Asia—Oceania			656	1,034	1,338	1,001

	TOTAL	18,567	17,420	2,870	4,502	62,978	66,889

		(100.0)%	(100.0)%	(100.0)%	(100.0)%	(100.0)%	(100.0)%

DISTRIBUTION OF PERSONNEL BY SHARED SERVICES CENTER

	Executives	2,732	2,714	243	697	7,748	7,940

	T.S.M.	3,001	2,742	642	1,204	18,827	13,289

	O.E.T.	12,834	11,964	1,985	2,601	36,403	45,134

	TOTAL	18,567	17,420	2,870	4,502	62,978	66,363

		(100.0)%	(100.0)%	(100.0)%	(100.0)%	(100.0)%	(99.2)%

PROPORTION OF WOMEN IN THE GROUP

	Proportion of women in staff positions	17.3%	19.6%	N/A	16.9%	11.6%	10.7%

		(97.6)%	(100.0)%	N/A	(100.0)%	(70.1)%	(78.5)%

	Proportion of women in management positions	10.6%	13.1%	N/A	12.5%	12.7%	11.6%

		(88.6)%	(100.0)%	N/A	(100.0)%	(75.9)%	(85.8)%

DISTRIBUTION OF PERSONNEL BY TYPE OF CONTRACT

	Open-ended contracts	91.2%	92.9%	N/A	97.0%	93.5%	95.4%

	Other	8.8%	7.1%	N/A	3.0%	6.5%	4.6%

		(90.3)%	(100.0)%	N/A	(100.0)%	(65.8)%	(83.6)%

AGE DISTRIBUTION

	- to 25	N/A	2.7%	N/A	5.5%	N/A	6.9%

	25 - 29	N/A	6.5%	N/A	13.8%	N/A	10.5%

	30 - 34	N/A	10.8%	N/A	19.7%	N/A	14.7%

	35 - 39	N/A	12.2%	N/A	17.8%	N/A	16.2%

	40 - 44	N/A	13.6%	N/A	16.7%	N/A	14.3%

	45 - 49	N/A	14.9%	N/A	13.2%	N/A	13.4%

	50 - 54	N/A	17.4%	N/A	8.2%	N/A	13.2%

	55 - 59	N/A	21.1%	N/A	3.6%	N/A	9.2%

	60 - 64	N/A	0.9%	N/A	1.3%	N/A	1.5%

	65 and +	N/A	0.01%	N/A	0.2%	N/A	0.1%

		N/A	(100.0)%	N/A	(98.5)%	N/A	(82.4)%

TURNOVER (per half-year)		2001 H1	2002 H2	2001 H1	2002 H2	2001 H1	2002 H2

	Turnover = number of employees leaving per half-year	3.9%	3.4%	4.7%	10.5%	4.7%	6.7%

	(excluding end of contract) / average personnel for half-year	(92.1)%	(91.4)%	(94.3)%	(91.5)%	(58.8)%	(77.1)%

COMPENSATION

	Gross average worker’s salary / Gross minimum salary locally	3.5	6.0	4.8	9.0	1.9	1.6

	(Minimum value)	1.7	1.7	4.8	2.0	1.1	1.0

		(91.8)%	(8.3)%	(25.5)%	(77.7)%	(8.1)%	(34.9)%

	Gross average salary / Gross average salary for sector

	Executives	2.0	1.9	1.7	3.2	1.3	1.0

		(81.4)%	(88.5)%	(68.3)%	(63.4)%	(21.1)%	(69.5)%

	T.S.M.	1.7	1.1	1.6	3.1	1.2	0.9

		(88.6)%	(8.0)%	(39.4)%	(68.9)%	(11.8)%	(61.0)%

	O.E.T.	2.5	1.9	1.1	2.3	1.4	1.1

		(91.8)%	(8.3)%	(65.5)%	(57.6)%	(8.3)%	(35.2)%

	Gross average worker’s salary/local cost of living	3.6	3.6	2.1	5.2	2.3	1.6

		(91.8)%	(8.3)%	(35.5)%	(80.8)%	(8.3)%	(35.1)%

OCCUPATIONAL SAFETY

	Number of fatal accidents (employees)	1	1	0	1	2	1

	Rate of frequency	8.70	5.68	6.79	5.96	24.26	27.25

	Rate of seriousness	0.20	0.12	0.21	0.06	0.92	0.74

		(100.0)%	(87.6)%	(28.9)%	(31.0)%	(58.7)%	(72.2)%

TRAINING

	Percentage of personnel who received training	63.1	69.0	72.3	58.1	45.2	64.8

		(55.0)%	(89.5)%	(39.1)%	(81.3)%	(41.2)%	(46.1)%

	% of managers and non managers among personnel trained

	Executives	10.3%	13.6%	17.0%	8.5%	16.8%	17.0%

	T.S.M. + O.E.T.	89.7%	86.4%	83.0%	91.5%	83.2%	83.0%

		(99.0)%	(89.5)%	(10.5)%	(81.3)%	(45.2)%	(46.1)%

	Cost of training per person (€ / pers)	1,756.3	1,237.4	838.0	640.5	1,207.6	584.1

		(55.0)%	(89.5)%	(28.7)%	(51.7)%	(41.2)%	(41.5)%

	Number of training hours per person (hr / pers)	31.5	37.2	30.5	84.5	24.6	24.0

		(55.0)%	(89.5)%	(39.1)%	(72.5)%	(41.2)%	(41.5)%

	Cost of training per hour of training (€ / hr)	55.7	33.2	27.4	28.5	55.9	26.7

		(55.0)%	(89.5)%	(28.7)%	(81.3)%	(41.2)%	(41.5)%

	Distribution of training hours by theme

	Technical training for business segment	46.3%	7.8%	45.5%	57.7%	38.8%	51.4%

	Quality.Environment. Safety	11.0%	2.1%	35.4%	5.1%	28.5%	28.6%

	Languages	7.7%	1.6%	0.6%	6.4%	3.0%	3.6%

	Other	35.0%	88.47%*	18.4%	30.8%	29.7%	16.4%

		(18.1)%	(89.5)%	(68.2)%	(81.3)%	(47.2)%	(46.1)%

*	The reason for this figure is the absence of training distribution figures for Electrabel.

Note 1: The unavailability of certain data for SEIS is due to its recent arrival in the Group, as well as to the wide diversity of countries covered by Ondeo Nalco, requiring extensive work to make reporting definitions uniform.

Note 2: All monetary data expressed in local currency have been converted to euros on the basis of the average exchange rate used by the SUEZ Consolidation Department.

Note 3: In interpreting the variation in frequency rate for EGE (-30.7%) between 2001 and 2002, the different methods used to count total hours worked at Electrabel must be taken into account. For 2002, these hours were calculated on the basis of the average monthly schedule multiplied by the number of months actually worked and the average monthly staff. This calculation results in a total of 25,136,534 (or a weekly average of 39.1 hours), as opposed to 18,185,876 (or an average weekly schedule of 28.3 hours).

Note 4: The Group was not able to provide adequate information for a significant scope of reporting concerning the organization of Group work time.

Note 5: Due to existing legislation in some countries, employment of disabled workers cannot be presented for the Group as a whole.

Note 6: For this item allocations to company committees and workforce representative councils are not included. In fact, the notion of “social works” (acts of benevolence) is only valid in the French context, in the sense of Law no.77-769 of July 12, 1977 relating to companies’ social reports, which defines social works as “contributions to the financing, if necessary, of company committees and workforce representative councils.” However, in order to make the data reflect a more international scope, under “social works” were included only acts of patronage in the sense of the Decree of January 6, 1989, which defines corporate philanthropy as “material support, for which no direct compensation is made by the beneficiary, to works or persons conducting activities in the public interest.” The amount in 2001 of “environmental, cultural, and community solidarity” corporate philanthropy was 8.86 million, covering 77% of Group revenues.

Methodology

The quantitative social data in this report were generated primarily by the Human Resources Department database Topaz, the Group’s data consolidation tool. After being collected, the data are processed and consolidated in accordance with clearly defined criteria and procedures.

1/ Topaz/Carat, a data consolidation software program, is used to collect, process, and report the data gathered by local legal entities of the SUEZ Group.

Each of these entities, including during the Human Resources Department phase, is assigned a financial consolidation method: full consolidation, proportional consolidation, or equity method. The social analyses made in this report concern full consolidation entities only, that is, companies controlled by SUEZ through ownership or management. As soon as a company is listed in SUEZ accounts as a fully consolidated company, its social data are integrated 100%, no matter what percentage of that company is owned.

2/ Social data, which are collected for all of the full consolidation companies, are defined in such a way as to establish uniform information types so that data may be tracked in a consistent manner.

3/ Scope of reporting. Each indicator is assigned a reporting scope representing the percent of relevant personnel covered by the indicator (this applies to entities listed as full consolidation companies in SUEZ accounts).

The reason for this is that some companies may not have relayed their data, or the information relayed may be erroneous, leading to the removal such companies from the reporting scope.

4/ Two indicator consolidation methods are used:

•	Aggregation, for personnel structure, staff turnover, and safety data

•	Weighting by personnel category, for wages and training.

5/ Data controls are established, based on analyses of variations from one period to the next and on consistency and relevancy studies within a single country or activity.

6/ External data used to calculate the indicators are provided by the DREE (French government Office of Foreign Economic Relations) in connection with a country data gathering contract involving its network of local foreign trade information offices. These data are supplemented, when needed, by World Bank and UNESCO statistics. DREE procedures are ISO 9000 certified.

4.6. ENVIRONMENTAL POLICY

By the very nature of its businesses—energy, water and waste services—SUEZ plays a vital role in the challenges of the environment and sustainable development: climate change, pressure on water and energy resources, and protection of the natural environment and human heritage. While the Group’s activities can enhance the environment, they also impact the natural world and natural resources. These impacts must be measured, controlled and minimized through a process of continuous improvement. Potential pollution or damage to the environment exposes the Group to various risks that can increase costs and also adversely affect the Group’s image and reputation (see section 4.8 “Risk Management”). Risk is managed day-to-day through a growing number of certified environmental management systems in place within the Group. Employee training, innovation, and research programs all contribute to the reliability of SUEZ facilities and to operational risk control.

A network of QES officers deployed to coordinate environmental policy implementation

In accordance with the objectives set forth in the Environmental Charter distributed to Group employees, the Group has strengthened its environment-quality-safety organization by having the SUEZ Department of Quality Environment and Safety (DQES) facilitate and coordinate a network of “QES” officers representing every Group business.

As relayed through the network of QES officers, the Group encourages subsidiaries to embrace the Charter objectives by adopting an environmental policy specific to their particular business and based on an analysis of their current situation. Each subsidiary’s policy should set measurable targets and be backed by sufficient resources for implementation. By the close of fiscal year 2002, a total of 77% of Group revenue was generated by SUEZ entities having begun this process by publishing a declaration of environmental commitment. These policies are leading to deployment of certifiable environmental management systems (EMS) based on documentation and written procedures, as well as objectives aimed at continuous improvement. The economics and value of such EMS can be certified by outside parties. As of 31 December 2002, 42% of revenue was covered by certifiable EMS, and 36% by certified EMS (ISO 14001 certifications, EMAS registrations, Responsible Care® initiative, certifications with environmental elements under the 2000 version of ISO 9001, and local certifications including a system that meets U.S. Environmental Protection Agency (EPA) standards). In all, by the end of 2002, the Group held 205 ISO 14001 certificates, 153 ISO 9001 version 2000 certificates with an environmental element, 8 EMAS registrations, and 88 local certificates. Consequently, the Group has been actively promoting employee training in environment-quality-safety issues as evidenced by the percentage of training devoted to this area (26% of all training in 2000, not including Electrabel) and the sums invested (€ 9.4 million in 2002, not including Electrabel).

Environmental risk management policy

Risk management is an essential part of the Group’s environmental policy. Environmental risks come under precise and strict national and international regulations and are regularly monitored by public authorities.

Within the European Union, the “Seveso Directives” regulate sites that present a risk of accidents involving hazardous materials and impose specific plans and procedures, particularly for the storage of such materials. Tractebel’s cogeneration activities in Rosen, Italy come under this regulation. Fluxys operates at three Seveso sites: the Loenhout underground storage site, the Dudzele natural gas liquefaction unit, and the Zeebrugge LNG terminal. Electrabel’s natural gas storage site in Anderlecht is also classified as a Seveso site. Three additional sites are eventually expected to fall within the scope of the new Seveso III directive (Drogenbos, Herdersbrug and St Ghislain in Belgium). The Tihange and Doel nuclear sites, already certified ISO 14001 and registered under EMAS, will also be affected by implementation of Seveso III. With the accession of Poland and Hungary to the European Union in 2004, Seveso will extend to other sites such as Polaniec and Dunamenti, whose integration is currently being studied. In the area of waste management, the Group owns four Seveso sites and operates three sites that encompass Seveso facilities. The Group is in compliance with the specific procedures required in application of these directives.

There are, in fact, two aspects to industrial and environmental risk management: risk prevention and crisis management.

Active prevention of environmental risks

Operating business line units are encouraged to implement a program of environmental audits at their sites.

In energy-related businesses, specific internal procedures are applied at most sites to establish environmental management responsibilities and ensure effective execution of environmental audits to evaluate the facilities’ level of environmental compliance.

In operating-license reviews, particular attention is paid to air, water, waste and noise impacts. Compliance of subcontractor practices, accidental release prevention, on-site temporary storage of hazardous waste, and the existence of procedures for managing serious incidents are specifically evaluated. Such procedures are established in order to minimize the risk of non-compliance with regulations or with the operating license and to demonstrate the Group’s commitment to protecting the environment and human life. Audits are performed at the request of Tractebel head office to verify that the implemented procedures comply with the directives and related manuals.

SUEZ Environment Local Services (SELS) systematically addresses environmental risks: every waste treatment site has undergone an environmental audit at least once within the last three years. These audits identify anything that does not comply with current regulations, detect specific risks, and establish remediation plans.

Instances of non-compliance occur as a result of on-going regulatory changes that require upgrades to operating plants. They also result from the acquisition of facilities with planned investments, and also simply from the aging of facilities under management. Given the difficulty of managing facilities subject to ever more stringent regulation, it often makes sense to use a private operator. Some of the facilities SUEZ undertakes to manage inevitably do not meet regulatory requirements. In some countries, it obviously may take several years to bring a system up to code considering the size of the infrastructures and the magnitude of the investments required. When an instance of non-conformity is identified, SUEZ responds in different ways, such as improving operating management at a site, and investing in equipment upgrades or replacements. Under public-private service contracts, such decisions require the consent of local municipal or industrial customers. Certain investments remain their sole responsibility. The Group nonetheless takes care alert its customers to the requirements they will have to meet under future standards. In anticipation of European environmental regulations that will require lower emissions by December 2005, SELS has launched a major awareness program aimed at local municipalities for whom the Group manages household-waste incinerators. In some cases, when the customer has not made the investments necessary to bring its facility up to standard, the Group has withdrawn from managing it. For example, in 2002 the Group stopped operating eleven household-waste incinerators that were out of compliance with the 1991 directive.

The Environment and Sustainable Development Department of SELS regularly reports on its audit program and presents findings at Executive Management meetings. In the water business, each subsidiary is responsible for its own environmental risk management system. A centralized monitoring process, similar to the one in place for waste, will be implemented in the near future. The priority will be on auditing sanitation plants, storage units for water-treatment products, and sludge treatment plant management. Chemical water treatment activities are reviewed periodically, on a three-year schedule, to assess their compliance with local laws and regulations as well as company standards. This Process Operations Review Team (PORT) program has been in place since 1985. In accordance with its policy, Nalco additionally performs a due diligence audit whenever a site is acquired through a merger, sold, or closed.

Finally, the implementation of environmental management systems is accompanied or preceded by a risk prevention plan.

In 2002, there was not a single environmental accident costing over € 150,000 in insurance indemnities. The number of complaints and at-fault judgments related to environmental damage was 58 and 25, respectively, for compensations totaling € 662,400. This figure is low for the size of the Group and the industrial nature of its businesses. In 2002 the Group’s environmental expenses (environment protection-linked investments and operating expenses) equaled almost € 896 million.

Crisis management for uninterrupted operation

Operating entities are encouraged to establish crisis management plans involving two types of intervention: a stand-by system for immediate mobilization of crisis management resources and an actual crisis system for effective management throughout the duration of a crisis. This arrangement provides in particular for the establishment of a crisis unit able to assess internal and external impacts implicating technology, personnel, safety, economics and the company’s reputation. The focus is thus on crisis management team awareness and training, particularly through simulations and development of a culture of exchange between local teams and their outside contacts.

The “crisis stand-by” procedure is designed to inform Group Executive Management of any serious incident. This 24/7 system particularly applies to Water and Waste Services operations. It is also designed to provide feedback that can improve the Group’s crisis management and risk control procedures.

Strengthening performance measurement and monitoring systems

To guide implementation of its environmental policy, manage environmental risks, and promote communication of its environmental performance to stakeholders, SUEZ began implementing an environmental reporting system back in 1999, using the current status at the time as a baseline. It was developed based on work conducted through international organizations for dialogue, such as the Global Reporting Initiative and the World Business Council for Sustainable Development (WBCSD). Group practices and experience gleaned from reporting year 2002 have helped refine procedures for collecting and disseminating environmental information, which includes publication of the SUEZ Activities and Sustainable Development Report. In 2002, SUEZ received multiple awards for its environmental efforts. It received the Prix Crystal “Sustainable Development” trophy, the Entreprise et prize for “best information on sustainable development in the annual report,” the “Top Com d’Or” for its 2002 Activities and Sustainable Development Report, and the exceptional de l’Ordre des Experts-Comptables prize awarded by financial auditors for best environmental and sustainable development communication. The purpose of the prize, dubbed “1992-2002, from Rio to Johannesburg,” was to recognize the company that is the most pioneering, innovative, and accomplished in matters of the environment and sustainable development.

Day-to-day environmental management

The environmental policy is also aimed at promoting operational initiatives that address key sustainable development concerns, such as climate change, natural resource preservation, and impact management. The Energy and Environment Divisions have developed specific action plans that address these issues.

In 2002, the Group emitted 70.6 million tons of CO2 eq. in greenhouse gas (GHG) emissions: 60 million tons of CO2 eq. from energy operations and 10.6 million tons from environment operations. The Energy Division is helping to fight climate change in several ways:

•	Promoting rational energy use based on optimal utilization of available plants to achieve a mix of energy sources with varying carbon levels. The diversity of SUEZ facilities makes possible an energy mix that meets national restrictions to combat the greenhouse effect and also highlights the cost of different energy sources in terms of carbon restrictions.

•	Actively participating in development and promotion of renewable energies. In 2002, these accounted for over 6 GW of installed power. The fight against climate change can be illustrated by Electrabel’s commissioning the largest wind farm in Belgium along the Baudoin Canal in March 2002, and by the development of “WindGIS” in collaboration with Tractebel Energy Engineering. This computer tool evaluates the feasibility of wind farm construction, not only in economic terms like other methods do, but also based on environmental impact and social acceptance. In spring 2002, Electrabel also inaugurated its “Renewable Energies Route,” a pedagogical track to increase public awareness of the benefits of renewable energies.

•	Also, through Electrabel’s US$ 5 million contribution to the Carbon Prototype Fund established by the World Bank in 1999, SUEZ is helping to promote and finance projects that lead to a reduction in GHG emissions and the establishment of a single knowledge platform for technology transfers to developing countries. Experience gained from the development of climate change projects enables the Group to launch its own projects and identify investment opportunities.

•	Leveraging these experiences strengthens the Group’s ability to react quickly to future changes in the carbon market.

SITA also has a greenhouse gas emission management program underway for various emission sources.

•	Emissions from waste collection operations are reduced by increasing the use of clean vehicles fueled by electricity or natural gas (69% of the fleet in 2002 compared to 44% in 2001) and by computer optimizing collection routes. Such optimization also reduces fuel consumption and noise pollution. It has been applied to the entire Group through a study of the greenhouse gas emissions of the auto fleet. Financed by the SUEZ Fund for Innovation and ADEME, this study will make it possible to optimize vehicle purchasing, leasing and use, with integration of GHG emission performance as a selection criterion.

•	SITA has also started a methane collection program as part of its waste reprocessing operations. The collected gas is burned, which has less of a greenhouse impact and, if the operation is economically viable, could become a source of electricity production. In Australia, biogas collection and conversion to energy has already enabled the Group to exchange emission permits with an industrial company for a total of 10,000 tons of CO2 eq.

The increasing scarcity of water and the degradation of water quality in certain countries where the Group operates are also leading SUEZ to sensitize its plant personnel to the need for integrated water resource management. This approach looks at all issues related to water services and sanitation (preservation of the resource, agriculture, regional planning) and the resolution of potential conflicts through negotiation with all stakeholders. It enables the Group to better identify and thus manage related risks, establish its legitimacy as a water management player and partner with government entities, and also to anticipate future trends and markets. For guidance on this approach, the Group consults the Water Resources Advisory Committee (WRAC), a body of international water and environmental experts. Created in February 2000, the WRAC met twice in 2002 to inform Group decisions on investments contributing to sustainable development: water access for everyone, watershed management, public-private partnerships, and overtures to the general public.

Finally, natural resources are also preserved through the recovery of hazardous and non-hazardous industrial waste. Already 52% of all waste produced is recovered (non-hazardous and hazardous waste, fly ash, combustion residues, desulfurization by-products). The Group believes that sewage waste recovery (70% in 2002) in the form of agricultural fertilizers is also a promising market. Agro Development, a SITA subsidiary, and Lyonnaise des Eaux France have created a public-private joint venture, that includes an industrial customer and experts on composting for organic processing. Now in commercial operation, the new entity expects to transform some 25,000 metric tons of wastewater sludge and wood residues into premium compost, thereby converting waste into fertilizer.

SUEZ companies continuously focus on controlling their various impacts on the environment, as evidenced by SUEZ now being listed on the Dow Jones Sustainability Global Index (DJSI 03) as of the second half of 2002 and by its performance summarized in the following table.

Heading	2002 data

Environmental Commitment Statement	77% of revenues

Environmental policy with measurable objectives and resource allocations	49% of revenues

Certifiable environmental management system	42% of revenues

Certified environmental management system	36% of revenues

Environmental analyses	43% of revenues

Risk prevention plan	52% of revenues

Crisis management plan	56% of revenues

Environment-related complaints	58

Environment-related convictions	25

Total compensation paid	€662,429

Environmental expenses	€896 mn.

Environmental reserves (See Note 15 of the consolidated financial statements)	€4,060.2 mn.

Total primary energy consumption	244,477 GWh

Total electricity consumption	5,546 GWh

Greenhouse Gas Emissions	70.6 Mt CO2 eq.

CO2 emissions	63.3 Mt

CH4 emissions	347,800 tons

NoX emissions	99,743 tons

SO2 emissions	158,480 tons

Dust emissions	13,311 tons

Power generated from renewable energy sources	6.014 GW eq.

Vehicle fleet: % “green” vehicles in the household waste collection fleet	69%

Water consumption: industrial process	81.3 mn. m3

Non-hazardous industrial waste production	2.265 mn. tons

Hazardous industrial waste production	0.219 mn. tons

Nuclear waste production	186 m3

Fly ash waste production	2.27 mn. tons

Waste production: combustion residues	982 K tons

Waste production: desulfurization by-products	111 K tons

Sludge production	701 K tons

Waste recovery (% total production of NHW, HW, fly ash, combustion residue and desulfurization by-products)	52%

Sewage sludge recovery	70%

Conversion: waste to energy (electricity)	2,272 GWh el. Eq.

Conversion: waste to energy (heat)	7,737 GWh th. Eq.

Lixiviates	3.9 Mm3

Pollution load (BOD) extracted from sanitation networks	1,901 tons/day

Drinking water mains technical efficiency	71%

4.7. INNOVATION POLICY

Purpose of the innovation strategy is to anticipate the future needs of SUEZ customers. In 2002, the Group defined three key objectives:

•	develop new services for the Group’s municipal and industrial customers;

•	improve productivity;

•	meet an increasingly pressing demand for sustainable development.

The Group’s innovation policy encompasses numerous management, sales and technology projects. To encourage these various initiatives, SUEZ devoted a total of €126 million to energy and environment R&D investments in 2002. These investments primarily went to the Group’s 12 technology centers in three industrial sectors: energy, industrial water treatment, and municipal environment services.

Energy (two centers):

•	Laborelec (160 people) located outside of Brussels; expertise in electricity production and distribution; on the cutting edge of energy quality control and management.

•	Cylergie (15 people) located outside Lyons; expertise applied to energy services; leading the way in environmental impact control and management.

Industrial water treatment (five centers):

•	The Naperville center (228 people), located outside Chicago, Illinois; expertise in water treatment. Particularly advanced in the analysis and management of scale formation, corrosion, and microbiology.

•	The Leiden center, the Netherlands (30 people); expertise in water treatment deployment in Europe.

•	The Singapore/Australia centers (40 people); expertise in water treatment in Asia.

•	The Houston center, in Texas, (94 people); expertise focused on water treatment for the petroleum industry.

•	The Fawley center, (21 people), located in Great Britain, working in partnership with the Houston center.

Municipal environment services (five centers):

•	Cirsee (200 people), located in the Paris region; working on the entire water cycle. Particularly advanced in applying molecular biology technologies to water analysis. This center is also working on waste in partnership with the Vernon center.

•	The Vernon center (30 people), located in Normandy; focused specifically on landfill technologies.

•	NTLRC (15 people), located in Great Britain; expertise in water systems.

•	CERDEC (50 people), located in the Paris region; focused on water treatment processes with numerous pilot projects.

•	DENARD (10 people), located in Richmond, Virginia; with particular expertise in disinfection, membrane technologies, and rapid decantation.

SUEZ has also developed various tools to promote and manage innovation:

•	The Innovation Fund provides financial support for start-up and completion of innovative projects.

•	The “e-business transformation” project develops various shared tools: a B-to-B portal for industrial customers (www.suezbusiness.com); Procope, an “e-procurement” tool both for general and business-unit purchasing; a web-meeting tool; and shared technologies for on-line project management.

•	The Initiatives-Innovations Trophies reward employees and teams for operational achievements in four categories: technology, sales, management, and cross-division. In 2002, 35 projects were awarded a trophy, including nine grand prizes. Also, the winning projects of the last five years were analyzed and the top three were chosen according to the value they have created. These top three were: the Castelnaudary composting technology that led to creation of Biosol, a company that converts sewage treatment plant sludge into valuable agronomic products; the Smartphone, a mobile work tool now used by all technical personnel at Tractebel Elyo; and Stabrex, a more environmental treatment product for controlling microorganisms in industrial water.

SUEZ also regularly differentiates itself in its various businesses through the filing of patents. In 2002, SUEZ filed more than 58 new patents.

Generally speaking, innovations within the Group constantly aim to develop services that help SUEZ customers better manage their energy and water consumption and production of waste, and to recycle these resources. In this way, SUEZ replaces consumption with high-value-added services.

Two developments exemplify this objective:

•	Kronos: This energy consumption management system (electricity, gas, water, steam, industrial gas, compressed air) is made available to Electrabel customers over a secure Internet. It enables them to more accurately project their consumption needs and enables Electrabel to optimize its production and energy trading. Kronos has been deployed in France, the Netherlands, Italy, Germany and Belgium.

•	Biolysis O®: This technology uses the oxidizing properties of ozone and its effect on biological sludge treatment at urban and industrial wastewater stations. Particularly simple and compact, it significantly reduces the production of sludge. At the Aydoilles sewage treatment plant, an 80% reduction was recorded after the technology had been in operation for nine months.

4.8. RISK MANAGEMENT

4.8.1. INDUSTRIAL RISKS AND RISKS RELATED TO THE ECONOMIC,

          COMMERCIAL AND CONTRACTUAL ENVIRONMENT

Installations in emerging countries

Although Group activities are concentrated primarily in Europe and the United States, which together represented 87.8% of consolidated revenue (not including energy trading) in 2002 and 82% of capital employed, the Group operates on a global basis, notably also in emerging countries.

The Group’s activities in these countries entail a higher degree of potential risks than in developed countries. In particular, these include GDP volatility, economic and governmental instability, changing regulations, nationalization or expropriation of private assets, collection difficulties, social unrest, significant fluctuations in interest and exchange rates, income and other taxes levied by foreign governments and local authorities, exchange control measures, and other unfavorable interventions and restrictions imposed by foreign governments

The Group manages these risks through partnerships and contractual negotiations specific to each facility. It determines whether to have a presence in emerging countries by applying criteria that are all the more stringent since the measures announced in January 2003 in connection with the 2003-2004 action plan. Aside from Argentina (see Note 2 to the financial statements), the Group also faced difficulties in the Philippines and Indonesia during 2002 (see management report and Note 5 to the financial statements).

Regulatory risks

•	Many aspects of the Group’s business are subject to strict European, national and local regulations (e.g. licenses, permits, authorizations). This is particularly true in electricity transmission and distribution, gas distribution, water management, nuclear plant operation and maintenance, waste collection and processing, cable network management and conventional TV. Regulatory changes can affect the Group’s pricing, margins, operations, strategy and profitability. It is impossible to anticipate every regulatory change, but the Group diversifies this risk by exercising its core business activity in a variety of countries, each with its own regulatory systems.

•	SUEZ businesses are also subject to many laws and regulations related to respect for the environment, health protection and safety standards. These relate particularly to air quality, water pollution, drinking water quality, the treatment of hazardous and non-hazardous waste, nuclear plant management, and soil contamination. A change or toughening of regulations can lead to additional costs or investments for the Group that it cannot guarantee will be covered by sufficient revenues. In such cases, the Group may have to close down an operation without any assurance of being able to offset the costs related to such a shutdown. Furthermore, to engage in these activities, the Group must obtain or renew various permits and authorizations from regulatory authorities—an often long, unpredictable and costly process. Despite the substantial expense of applying for such permits or authorizations, they may in the end not be granted, or be granted too late.

Lastly, regulations require investments and operational outlays not just by the Group, but also by its customers, particularly concession-granting municipalities, to upgrade their facilities to regulatory standards. If the customer does not meet these obligations, the operator’s reputation may be damaged and its development capacity impaired.

The Group endeavors to limit all of these risks by having a proactive environmental policy (see Section 4.6, “Environmental Policy”) and managing an extensive insurance program (see the “Insurance” subsection below).

•	With a view to deploying Digital Land Signal Television in France, the High Council for the Audiovisual Sector issued a call for applications from which it granted 23 licenses during the 4th quarter of 2002. Fifteen of those licenses are for pay services, not expected to hit the market until the beginning of 2004, at the earliest. Although the technical feasibility and economic viability of these new services remains to be demonstrated, they may eventually develop to compete with other pay television services, particularly the Group’s cable business in France.

Partnership risks

The Group develops some of its local operations in partnership with municipal governments or private local players. These partnerships are one of the ways in which the Group shares the economic and financial risks associated with certain large projects by limiting the capital it commits and enhancing its ability to adapt to specific local-market conditions. Such partnerships may also be required by local regulations.

Nevertheless, the way a project develops, local politics and economics, and a partner’s economic situation can sometimes break up a partnership. The usual mechanisms for such a break-up include exercising of equity sales or purchase options by the partners, one of the partners requesting dissolution of the joint venture, or a preemption right being exercised. In such situations, the Group may choose to increase its financial commitment on certain projects or, in case of conflict with the partner(s), seek solutions in court or before the appropriate arbitration body.

Dependence on customers and suppliers

In both Energy and Environment, Group subsidiaries enter into contracts, particularly with municipal governments. Performance of those contracts can hinge on several or even a single customer. This is the case, for example, in delegated water-management contracts, certain electricity production and sales operations involving medium and long-term power purchase agreements, and in the management of non-hazardous waste incinerators.

A customer’s refusal or inability to uphold its contractual obligations, particularly regarding rate adjustments, can compromise the economic equilibrium of the contracts and the profitability of investments the operator may have made. Despite contract provisions in case a contracting party fails to perform its obligations, total compensation is not always recoverable, which in turn can affect the Group’s gross revenue and net income. The Group is facing such situations particularly in Argentina, the Philippines and Indonesia.

Likewise, in managing its water treatment plants, certain power plants, and waste treatment units, the Group may depend on a limited number of suppliers for water, non-hazardous waste, various types of fuel and equipment. Any supply interruption or delay, even in breach of contract, can hurt a project’s profitability.

The variety of businesses in which the Group is engaged and their geographic distribution result in a wide range of situations (e.g. customer payment delays or, in relation to suppliers, recourse or non-recourse to subcontractors) and types of clientele (industries, municipalities, individuals). The Group believes that no interruption in relations with any single supplier, customer or subcontractor would have vital consequences for it.

4.8.2. MARKET AND FINANCIAL INSTRUMENT RISKS

To manage its exposure to fluctuations in interest rates, exchange rates, and raw material prices, the Group primarily uses financial instruments. Aside from raw material and energy trading strategies and certain one-time transactions, these instruments are utilized for hedging assets, liabilities and cash-flow exposure.

Raw materials risks

On the operational side, the Group deals in raw materials markets, particularly those for natural gas, electricity and various petroleum products, either for its own supply chain or to optimize and secure its energy production chain and sales. In energy, the Group also uses derivatives, either to offer customers price hedging instruments or to adjust its own positions.

The Group is thus exposed to variations in the price of raw materials. It manages this risk by trading in fixed derivatives and derivative options on organized and over-the-counter markets. Energy trading exposure is measured and managed daily according to the limits and policy defined by the Executive Management. This evaluation is based primarily on the “Value at Risk” (VAR) method, which makes it possible to quantify the maximum risk associated with a given holding period and confidence interval.

As of December 31, 2002, the raw materials portfolio VAR (maximum risk for a 24-hour period with a 95% confidence interval) was € 4.2 million. The average of daily VARs equaled € 4.6 million in 2002 compared with € 5.2 million in 2001. The highest VAR in 2002 was € 10.5 million and the lowest € 1.5 million.

Exchange rate risk

Given the geographic diversification of its activities, the Group is exposed to risks of exchange rate fluctuations. This was the case in 2002, particularly in Argentina and Brazil.

The Group’s policy regarding investment in currencies outside the euro zone is to cover its exposure through financing in the same currency. When this is not possible, particularly in certain emerging countries, the Group may use hard currency financing to a limited degree if possible. Exchange-rate exposure can be reduced by a) including rate-adjustment mechanisms in contracts, b) making contracts in hard currencies, and c) increasing the proportion of costs and expenses incurred in the local currency.

For firm commitments in foreign currencies, the Group takes out specific insurance policies (e.g. COFACE contracts) when possible, or uses hedging products offered on the interbank market, such as futures and options.

Interest-rate risk

To optimize the cost of its debt and/or protect itself against interest rate increases, the Group uses hedging instruments (interest-rate swaps, FRAs, caps and floors) that change the fixed-rate/variable-rate structure of its debt.

As of December 31, 2002, approximately 48% of the Group’s gross debt was under a variable rate, and 52% under a fixed rate. SUEZ thus has exposure to interest-rate variations; any rise in interest rates increases the cost of its debt. Nevertheless, with almost all of the Group’s surpluses being in short-term investments, the higher rates earned on these investments would partially offset the higher interest on its debt. Taking this into account, only approximately 30% of the Group’s debt net of these surpluses is affected by variations in the interest rate. By way of illustration, and assuming no change in the structure or level of debt, a 0.50% rise in interest rates would increase financing costs by approximately € 40 million a year.

Liquidity risk

Head office treasury ensures that the Group is able to meet its financial commitments. The Group’s liquidity depends upon maintaining adequate cash and cash equivalents, confirmed credit lines, and commercial paper programs in France, the United States and Great Britain. The Group also ensures that it has a satisfactory level of long-term capital through public and private bond issues under its Euro Medium Term Notes program.

To optimize cash management, the Group has created dedicated financial vehicles that pool subsidiaries’ cash surpluses and place them with borrowing entities. These vehicles are managed in Paris, Brussels and Luxembourg for countries in the euro zone (SUEZ Finance SA, Genfina, Tractebel Cash Management Services, and Cocetrel Coordination Center), and in Naperville, Illinois for North America (SUEZ Finance LP). They pool virtually all of the Group’s cash surpluses.

The Group also has confirmed credit lines commensurate with its size and coordinated with the maturity schedule of its obligations. In accordance with market practices, its main credit facilities are subject to the maintenance of coverage ratios: net interest expense/EBITDA(1), and net debt/total shareholders’ equity. Sometimes the margins applying to drawn amounts are a function of rating agency notations, but in no case is their availability subject to these ratings.

Outstanding commercial paper stood at € 3,254 million at December 31, 2002. Because of their attractive cost and liquidity, these programs are used to finance the Group’s short-term needs as debt structure or economic considerations require. All outstandings under these programs are backed by confirmed bank lines, however, so the Group can continue to secure financing should access to this financing source disappear.

Non-recourse or limited recourse financing to SUEZ entities is also used to finance projects where the Group seeks to share specific project risks with other financing sources. These financings are included within the Group’s scope of consolidation and equaled € 2,576 million at the end of 2002, essentially for Energy and Water projects in Asia and the Americas.

Counterparty risk

Treasury surpluses are placed with and financial instruments are traded with first-rate international banks. Group counterparties are diversified and selected based on the credit ratings of rating agencies and on the Group’s own assessment.

In raw materials trading, counterparty credit limits are also set according to their ratings. If necessary, counterparty risks may be limited via letters of credit, guarantees, or netting agreements.

Securities risk on non-consolidated companies

The Group holds a portfolio of non-consolidated securities whose value depends on stock market prices. Reserves are established when their market price drops below their book value. It is not Group policy to resort systematically to hedging to limit the economic risk arising from fluctuations in the price of these securities. Hedging is not always an option depending on the quantities of securities held and the liquidity of the hedging instruments. Some securities have been used to back bonds exchangeable into shares so that the Group could benefit from the attractive terms of such financings.

The portfolio of non-consolidated listed securities is given in Note 10.1 to the consolidated financial statements. A uniform 10% drop in the stock price of the companies held would result in an exceptional expense of approximately € 360 million. A uniform rise of 10% would result in a recovery from provisions of approximately € 345 million.

(1)	Gross operating income.

4.8.3. ENVIRONMENT-RELATED RISKS

Installation-related risk

Facilities the Group owns or manages for local industrial and municipal third parties pose risks to the natural environment—air, water, soil—as well as risks to the health of consumers, employees and subcontractors. These health and environmental risks are subject to strict and precise national and international regulations and regular audits by government agencies.

In the course of its business, the Group is called upon to handle and even generate dangerous products or by-products, such as certain chemical products for water treatment. Some of the Group’s waste facilities are in the business of treating potentially toxic hazardous industrial and medical waste.

Evolving regulations covering environmental responsibility make it difficult to assess risks related to the company’s past activities. This is particularly the case of closed landfills. Even though they complied with regulations in force back when they were in operation, they may nonetheless be a source of pollution to the natural environment.

In waste management, the gaseous emissions of concern are greenhouse gases, gases that acidify the air, noxious gases, and dust. In the water business, the primary potential air pollutants are chlorine and gaseous by-products resulting from accidental releases of water treatment products. In addition, sewage treatment and waste treatment operations can create odor problems.

Potential impacts of activities on water in the natural environment include lixiviates from poorly controlled discharges, the release of heavy metals into the environment, and aqueous effluent discharges from systems for treating the fumes from incineration facilities. These various emissions can pollute groundwater and waterways.

Sewage treatment plants discharge treated water into the natural environment. It is possible that this water may not meet discharge standards in terms of its organic, nitrogen and phosphorus content. Also, some facilities the Group manages are not equipped to treat rainwater. In this case, when it rains, the water collected is entirely or partially discharged into the natural environment without being treated. This can degrade the quality of water used for swimming or shellfish farming. The operator cannot be held liable for such pollution, except insofar as it demonstrably failed to properly manage the facilities under its management.

Soil pollution issues include the storage of hazardous products and liquids, leaks during processes that use hazardous liquids, and sludge storage and surface spreading.

All of the above risks are managed in various ways. The laws and contracts governing the Group’s operations clarify the division of risk management responsibilities and financial liability. Government oversight ensures proper management or helps identify instances of non-compliance that could present an industrial or environmental risk. For that portion of the risk borne by the operator, internal management processes are established within the business lines or specifically within the subsidiaries to identify, rank, and manage these risks. When the Group takes over a site previously managed by others, it protects itself as much as possible through contract provisions and the standard audits. Risks and expenses related to downstream monitoring of discharges managed by the Group are covered by financial guarantees and specific provisions. See section 4.6, “Environmental Policy.”

Non-compliance with standards can result in contractual financial penalties or fines. Some occurrences, particularly random ones, are completely or partially covered by insurance (see section 4.8.5, “Insurance,” below).

Risk related to climate change

Particularly in power generation as well as waste management and waste recovery, the Group is engaged in activities that come under national, international and European Union climate change programs established pursuant to the Kyoto Protocol. Since none of the elements that would enter into quantifying the impact of the “carbon constraint” can be estimated with sufficient accuracy, the risk it represents cannot yet be quantified either. This uncertainty, however, should disappear once rules on how the “carbon market” will operate are formalized.

The Group is taking care to limit this risk by keeping abreast of new developments and diversifying its energy portfolio. In the medium term, it plans to increase the proportion in its total energy mix of low-carbon sources of energy (natural gas, renewable energies), capture more biogas from waste storage sites, and further advance waste-to-energy technologies.

Risk related to the ownership and operation of nuclear sites

In Belgium, the Group owns and operates two nuclear electric power plants, Doel and Tihange. There has never been any incident at either site, in operation for 18 and 28 years respectively, that have exposed employees, subcontractors or the public to ionization risks. One indicator of the safety of these sites is their reliability ratio, which was 89.8% in 2002.

The personnel in charge of operations at these sites are specially qualified after completing a specific theoretical and practical training program that in particular includes control-room simulation exercises. Belgian operators exchange experiences and submit to peer reviews within the World Association of Nuclear Operators (WANO) to maintain the highest level of operational standards. All of the nuclear sites are ISO 14001 and EMAS certified.

The Group tries to limit these risks by constantly endeavoring to reduce the volume of low- and medium-level radioactive waste produced during operation. Their storage and final evacuation are overseen by the Belgian Agency for Management of Radioactive Waste and Enriched Fissile Materials, known by the French/Dutch acronym ONDRAF/NIRAS. Highly radioactive nuclear fuels are temporarily stored at the electrical power plants until a political decision is taken on whether the spent fuel is to be recycled or not. Downstream nuclear fuel treatment costs are included in nuclear electricity production costs (see Note 15 to the consolidated financial statements).

Also, reserves have been set aside for the dismantling of these plants (see Note 15 of to the consolidated financial statements). A new regulation being drafted in Belgium will more precisely define the rules for use and control of these reserves, which, to the Group’s knowledge, will not involve any additional short-term costs.

Lastly, if the Belgian government continues with its intention of abandoning nuclear fuel as a source of energy, this decision could, in the medium-term, negatively impact the Group’s activities in this area and the financial conditions under which it operates.

External environmental risk

Given the facilities and networks it manages (sewage and waste treatment units, electrical power plants, natural gas transmission networks), the Group faces external risks such as lightning, drought, flooding, earthquakes and mud slides that can damage or destroy its installations and harm the environment.

To prevent any malicious or terrorist act against its production and distribution installations in the areas of energy and water, they operate under specific prevention plans that are part of national or local government anti-terrorism plans.

Momentary pollution or scarcity of water used for the production of drinking water or electricity generation could force these facilities to shut down. This difficulty is bypassed through proper planning and by using alternative water resources when available.

4.8.4. LEGAL RISKS

Competition and combinations

Energy

In Belgium, Electrabel partners with municipalities through public-private “intercommunal” companies to provide natural gas transmission, electricity distribution, and distribution signals. Electrabel and the municipalities have signed agreements for supplying electricity to eligible customers who have not expressly selected another provider. These agreements, equivalent to combination transactions, have been or are being examined by Belgian competition authorities. Certain agreements have been allowed, others prohibited. In one case of prohibition, a fine limited to € 1 million was imposed on Electrabel. Other prohibitions have not carried fines. The risk of other fines being imposed cannot be ruled out, but in all likelihood will not be significant.

Environment

In France, the Anti-monopoly Commission requested that the Minister of the Economy and Finance organize a phase-out of situations in which SUEZ and Vivendi Environnement share control of water distribution companies where the two companies have equal equity holdings. This decision was unsuccessfully appealed.

Litigation and arbitration

In the normal course of business, the Group is engaged in a number of litigations and arbitrations with third parties and with tax authorities in certain countries. The Belgian Special Tax Inspection Department is claiming that Tractebel owes € 157 million and has made it known that it intends to claim that another € 31 million on investments made in Kazakhstan. Tractebel has filed an administrative appeal against these claims, which, based on the opinions of its legal counsel, the company believes are unfounded.

Also, certain sales have been accompanied by guarantees that the buyers are now invoking. The Group believes that some of the claims are unfounded and is using every legal recourse to oppose them (see Notes 20.3 and 21 to the consolidated statements).

The absence of genuine negotiations with Argentine authorities to return the concessions to economic balance and obtain compensation for losses sustained may very soon lead the shareholders, including SUEZ, to institute international arbitration proceedings based on bilateral investment protection treaties to which Argentina is a signatory.

In the Philippines, SUEZ ended its Manila contract for breach by the concession granting authority. This decision will most likely result in arbitration proceedings. For other types of litigation, the Group sets aside reserves to cover the eventual estimated outlays based on the analysis of its legal counsel.

To the Company’s knowledge, there exists no other litigation or arbitration which could have, or has had in the recent past, a significant impact on the financial situation, income, operations or assets of the Company or the Group, or that has in the recent past.

Specific tax provisions

In France, public services contracting companies are authorized to deduct tax-free reserves from revenues for concession renewals and so-called “obsolescence” depreciations. Renewal reserves enable a company to have the necessary funds to finance a project at the projected date of renewal. The purpose of obsolescence depreciations is to enable these companies to reconstitute the necessary capital for financing investments they have made to ensure operation of a public service.

Unowned assets

In France and abroad, under most concession or similar contracts, the assets necessary for operation of public services managed by private contracting companies always remain the property of the concession granting authority, even if they are financed by the contracting company. These assets are included on the balance sheet as a specific line item: “Tangible assets, under concession.”

4.8.5. INSURANCE

Introduction

As practiced by the SUEZ Group, the policy of preventing and transferring random risks to the insurance market has three objectives: ensure the security of operations, raise the risk awareness of business units, and optimize financing.

•	The security of operations arises from a realistic prevention policy aimed at reducing the average frequency and severity of risks such as traffic accidents and workplace accidents. Members of the “Management and Security” group, which reports directly to the Group Executive Committee, are responsible for developing practices and achieving results in this area.

•	Risk awareness is ensured by structuring the insurance programs by business area. Within a diversified group, such distinctions make it possible to identify families of risks that are uniform by nature.

•	Insurance against random risk is optimized largely by means of self-insurance either directly, through retention, or indirectly through a captive reinsurance company. Whenever possible, high intensity risks are transferred to the insurance market with cross-disciplinary programs developed in areas considered to have strategic importance, such as Civil Liability.

Civil liability coverage

The approach practiced by SUEZ in its risk transfer policy also has to take into account the restrictions of the insurance and especially the reinsurance market. Nevertheless, despite a general contraction in supply and available capacity, the Group has succeeded in maintaining its capacity at the level reached in 2001.

Civil liability insurance subscribed by the SUEZ Group essentially covers the following categories:

General civil liability

Beyond the specific underlying coverage for each business division, the Group has a worldwide insurance plan that offers total capacity of € 500 million, all losses combined (subject to certain exclusions and coverage sub-limits imposed by the market).

Despite its on-going worldwide efforts, in 2002 the Group had to accept the insertion of additional coverage exclusion clauses that increase its potential risk exposure. According to a now wide-spread practice, exclusions were imposed for asbestos, lead, formaldehydes, effects of electrical fields and electromagnetic radiation, computer viruses, and terrorism. In 2002, available capacities for Civil Liability coverage against risks of terrorism were (and still remain) very limited and particularly costly. The SUEZ Group is studying the possibility of purchasing this type of coverage when market conditions permit.

“Maritime” insurance

The SUEZ Group’s worldwide “General” Civil Liability program is placed on the “land” market, the presumed scope of which excludes specialized branches of insurance such as maritime risks, which are covered on specialized markets. Yet a significant proportion of Group Energy operations require the use of ships to transport liquefied natural gas (LNG) and sometimes coal. Appropriate coverage for potential civil liability as a charterer or ship owner is contracted with P&I Clubs.

“Nuclear” insurance

As the operator of nuclear plants at the Doel and Tihange sites, Electrabel’s civil liability is governed by the Paris and Brussels conventions that set up a unique system differing from general law. It is aimed at ensuring victim compensation and developing mutual support among European countries.

Under the conventions, liability falls exclusively to the operator whose facility is at the source of a nuclear accident. Balancing this strictly objective liability, compensation is capped per accident and subject to a 10-year statute of limitation. The States signing the conventions established a supplemental compensation mechanism for amounts beyond the cap. The Belgian law ratifying these conventions requires the operator to have civil liability insurance. The insurance program subscribed by Electrabel meets this requirement.

Insurance for risks to the environment

The Group is covered for risks to the environment under its worldwide Civil Liability plan. These risks are nevertheless subject to special treatment due to conditions imposed by international reinsurance, which generally limits coverage to sudden and accidental damage.

As an exception to this principle, Waste Management operations, which have the highest potential exposure in this area, use a specialized pool. As structured, its capacities are limited in terms of financial amounts and territorial coverage, but the pool includes coverage extensions, including for decontamination and slow, gradual events.

Waste management operations in the USA and Canada, however, are up against very restrictive coverage conditions due to the scarcity of available capacities on the market. In other countries, such as in Eastern Europe, it is often impossible to buy this type of coverage.

Property damage and loss-of-earnings insurance

SUEZ Group assets are protected under the generally accepted principles of property damage and loss-of-earnings insurance. The insurance covers property that the Group owns, leases or has in its care and control (particularly under concession contracts). As a general rule, however, covered assets do not include networks, except in certain countries and up to certain limits.

Loss-of-earnings insurance is purchased on an as-needed basis according to each risk assessment performed at the appropriate level (which can be the production unit itself or all of the units belonging to a particular business line, located in a single geographical area).

The Environment Division has particular capacity because of the establishment of excess of loss coverage ( € 170 million) that supplements local programs as needed when the maximum possible claim exceeds € 30 million.

The Energy Division, whose power plants constitute a major asset, has favored a regional approach that takes advantage of the capacities available on markets specialized by type of equipment. Beyond the conventional coverage for fire and explosion, power plants can purchase extensions for machinery breakdown, given the types of equipment used (e.g. gas turbines, boilers).

Nuclear power plants operated by Electrabel are covered for Direct Damage by the American mutual insurance company, Nuclear Electric Insurance Limited (NEIL).

Employee benefits

In accordance with current legislation and company agreements, programs protecting employees against risks of accidents and medical costs are developed at the operating unit level. These programs can be self-insured through retention, depending on the capacity of the company, or through a transfer to the insurance market.

CHAPTER 5

BUSINESS REPORT

SUEZ financial statements for the year ended 2002 reflect:

•	strong operating performance in challenging times, with 5.7% organic growth in revenues and 3.3% organic growth in EBITDA;

•	despite €1.7 billion of exceptional expenses recorded, mainly due to the effects of the South American crisis and asset write-downs due to declining capital markets.

The financial structure of SUEZ is undergoing the external effect of the Argentine and stock market crises, and yet:

•	Gross cash flow increased by 0.8 % and by 5.8% on a constant Group structure and exchange rate basis;

•	Net debt decreased by €2 billion. As of December 31, 2002, the Group had €3.8 billion in non-strategic assets. The cash position is satisfactory, with cash and cash equivalents totaling €8.5 billion ( €7.1 billion, net of bank overdrafts).

1. REVENUE TRENDS

Gross change	Organic growth (1)		2002 In millions of €	International % (2)	2001 In millions of €	International % (2)

12.0%	4.9%	Energy	29,548.2	49.4%	26,373.9	47.0%

3.4%	6.6%	Environment	15,897.4	67.1%	15,374.3	69.9%

8.9%	5.6%	Global businesses	45,445.6	55.6%	41,748.2	55.4%

5.4%	10.6%	Other	644.2		611.0

8.8%	5.7%	GROUP TOTAL	46,089.8	54.8%	42,359.2	54.6%

(1)	On constant structural, accounting method and exchange rate basis, excluding energy trading and gas price variations.

(2)	Outside France and Belgium.

Total Group revenues for the year ended December 31, 2002 amounted to €46.1 billion, up 8.8% compared to 2001. Excluding energy trading activities, revenues stood at €40.2 billion, an increase of €1.7 billion, or €4.5%.

Group organic growth reached 5.7%. This demonstrates the strength of its businesses in a challenging economic environment.

•	Organic growth reached 5.7% excluding energy trading activities and gas price fluctuations. This figure is stable compared to 2001. The figures for the four quarters of 2002 are +4.9%, +3.2%, +5.7% and +8.6% respectively. Second half 2002 activity benefited in particular from the start-up of the Puerto Rico contract ( €241 million).

•	External growth stood amounted at 4.0% ( €1,698 million), and corresponded to Group acquisitions during 2001 in Energy and Industrial Services for €1,355 million (GTI, Axima Winterthur, etc.), and during 2002 in Waste Services for €138 million (Teris and Teris LLC).

•	Foreign exchange fluctuations had a negative net effect of €1,526 million, or 3.6%. This is explained by the devaluation of the Argentine peso (- €834 million), as well as depreciations of the Brazilian real ( €305 million) and the US dollar ( €267 million).

•	Declining gas prices had an overall negative effect of €643 million, or 1.5%, although the effect on operating margins was limited.

•	Geographical breakdown: Revenues by geographic area, excluding energy trading activities, are as follows:

In millions of €	December 31, 2002	December 31, 2001	Change

France	9,542.3	8,925.7	+6.9%

Belgium	9,927.3	10,064.5	-1.4%

France-Belgium sub-total	19,469.6	18,990.2	+2.5%

Other European Union countries	10,145.9	8,682.6	+16.9%

Other European countries	1,041.0	714.9	+45.6%

North America	4,659.9	4,301.7	+8.3%

Europe and North America sub-total	35,316.4	32,689.4	+8.0%

South America	2,098.1	3,055.5	-31.3%

Asia and Oceania	2,109.1	2,093.1	+0.8%

Africa	694.2	652.2	+6.4%

TOTAL	40,217.8	38,490.2	+4.5%

Growth in the European Union zone is due in particular to the entry of Axima Winterthur and GTI in the Group structure.

Growth in the North America zone results from the partially offsetting impacts of the new water contract in Puerto Rico, the decrease in gas prices (Trigen and Tractebel LNG NA) and the US dollar.

The decline in the South America zone is related to the depreciation of the Brazilian and Argentine currencies.

Revenues realized in Europe and North America grew by 8% and represented 88% of total revenues (excluding energy trading activities).

2. BUSINESS TRENDS

2.1. ENERGY

	2002				2001

In millions of €	Revenues	2002/2001 change in %	EBITDA	Margin(*)	Revenues	EBITDA	Margin(*)

EGE	16,253	12.7%	2,375	22.8%	14,424	2,600	24.6%

EGI	3,732	-6.0%	1,203	32.2%	3,970	1,135	28.6%

SEI	9,562	19.8%	547	5.7%	7,980	596	7.5%

ENERGY TOTAL	29,548	12.0%	4,125	17.4%	26,374	4,331	19.2%

(*)	Excluding trading revenues but including trading margin.

Energy revenues totaled €29.6 billion, including the trading activities of Tractebel Electricity & Gas Europe for €5.9 billion (compared to €3.9 billion in 2001).

Excluding trading activities, Energy revenues stood at €23.7 billion, up by 5.2%.

Organic growth of the Energy activity totaled 4.9%, taking into account exchange losses (€515 million, or 2.3%, mainly in Latin America), changes in Group structure (€1,216 million, or + 5.4%) and the negative effects of lower gas prices (€643 million, or 2.9%).

Energy EBITDA declined by €206 compared to 2001. Excluding changes in Group structure (particularly the accounting under the equity method for Elia from October 1, 2002) of negative €64 million and unfavorable foreign exchange fluctuations of €200 million mainly involving the Brazilian real (€120 million) and to a lesser extent the Argentine peso and the US dollar, organic growth in Energy EBITDA amounted to 1.4% (€59 million).

The margin rate stood at 17.4% from 19.2%, or 1.8 basis points, due to Group structure changes (negative 0.7 basis points), essentially due to a relative increase in services for which the margin rate is structurally lower, and was affected in 2002 by declining performances. In addition, the lower prices in Belgium and equity accounting for Elia (the Belgian power transmission network) were not offset by the positive impact of rationing measures in Brazil. The net impact of these elements was a drop of 1.3 basis points.

Excluding these elements, the margin rate was stable compared to 2001.

Tractebel Electricity & Gas Europe (EGE):

The increase in Electricity & Gas Europe revenues (up 12.7%) is mainly due to higher trading revenues of €2 billion and changes in Group structure and foreign exchange impacts representing €35 million. Excluding trading and the effect of changes in Group structure, foreign exchange and gas price variations, revenues posted 2.8% organic growth (€293 million), primarily from electricity sales to industrial customers.

EBITDA decreased by €225 million, including €57.5 million due to Group structure changes and without significant foreign exchange impacts. The organic decrease of 6.5% (€170 million) is mainly due to the lower prices in Belgium in connection with deregulation and, to a lesser extent, adverse weather conditions (2001/2002 winter), and the non-recurrence of positive elements in 2001 for Distrigaz and Electrabel NL. These elements were partially offset by the start-up of a new plant in Luxembourg and productivity gains at Electrabel in connection with the Transform 2003 project that was approved in 2001 and which, in accordance with the plan, has not yet generated all the expected cost savings.

Tractebel Electricity & Gas International (EGI):

The decline in Electricity & Gas International revenues (6%) breaks down into an organic growth rate of 9.2% (€366 million), negative foreign exchange impacts (€529 million, or 13%), the negative effect of gas price variations (€95 million, or 2.4%) and the effect of changes in positive Group structure of €21 million. Electricity & Gas International organic growth primarily stemmed from the start-up of two new power stations in the United States (Red Hills, Mississippi, on April 1 and Ennis, Texas on May 2), higher volumes in Asia and solid performances in Latin America. Latin America benefited in particular from price supplements granted by the Brazilian authorities in connection with the energy rationing program set up following the 2001 drought and from the start-up of production units.

EGI EBITDA rose by €68 million, in spite of a foreign exchange impact of negative €204 million due to unfavorable fluctuations relating to the Brazilian real, the Argentine peso and the US dollar. The effect of changes in Group structure amounted to €26 million, following the acquisition of Houay Ho in Laos in late 2001 and the sale of two plants in Thailand in late 2002. Organic growth thus stood at €245.4 million (up 21.6%).

The Brazilian subsidiary played a significant role in this organic growth due to the favorable indexation of a portion of its contracts, the start-up of the Cana Brava plant during the first half of 2002 and the full-year contribution of the Itasa plant. The rationing program income valued in the first half of 2002 by the local regulatory authorities (MAE), net of payments to distributors imposed in the second half of 2002, contributed €122 million to 2002 EBITDA.

Thailand contributed €55 million to EBITDA organic growth, due to the combined impact of a marked improvement in operating performance of plants commissioned in 2001 and increased revenues following the start-up of a unit.

North America contributed €34 million to EBITDA organic growth, mainly because of the commissioning of the Ennis and Red Hills power stations in the Spring of 2002 and sustained LNG sales activity.

Energy and Industry Services (EIS):

Revenues from Energy and Industry Services totaled €9.6 billion, an increase of 19.8%, of which €1.2 billion (up 14.7%) resulted from changes in Group structure following the GTI, Axima Winterthur, Treg and Restiani acquisitions in 2001 and the transfer of 50% of Novergie to SITA.

The Services and Installations and Maintenance subsidiaries experienced contrasting trends in 2002:

•	The Services activity experienced sustained growth in revenues (€234 million in organic growth or 6.5%), as well as in EBITDA (€54 million), resulting from Elyo’s growth in maintenance management, facilities management and industrial outsourcing, along with urban heating and cooling with the start-up of the new Vitry cogeneration plant. This was achieved despite losses on completion incurred by Axima on certain contracts in Germany and the transfer of 50% of Novergie to SITA.

•	The Installations and Maintenance activities recorded organic growth of some €114 million (2.9%), but EBITDA declined due to the weak performances turned in by Dutch and German subsidiaries in a difficult economic environment.

Finally, the Engineering activity posted a €112 million increase in revenues (24%) compared to 2001, while EBITDA was down by €26 million due to losses on turnkey contracts for which reserves had previously been recorded.

2.2. ENVIRONMENT

	2002				2001

In millions of €	Revenues	2002/2001 change in%	EBITDA	Margin	Revenues	EBITDA	Margin

SELS	12,938.5	4.8%	2,379.9	18.4%	12,348.1	2,575.1	20.9%

SEIS	2,958.9	(2.2)%	535.9	18.1%	3,026.2	548.8	18.1%

ENVIRONMENT TOTAL	15,897.4	3.4%	2,915.8	18.3%	15,374.3	3,123.9	20.3%

The Environment margin rate decreased from 20.3% to 18.3% because of the effect of foreign exchange fluctuations and the Argentine crisis (down 1.4 margin points), start-up of the Puerto Rico contract (down 0.4 basis points) and Group structure impacts (down 0.1 basis points). Excluding these elements, the margin rate is steady compared to 2001.

SUEZ Environment Local Services (SELS):

Local Services generated revenues of €12.9 billion, a 4.8% increase compared to 2001. Exchange rate fluctuations had a negative impact of €822 million, of which €643 million was related to the devaluation of the Argentine peso. Excluding this impact, revenues increased by 10%.

Changes in Group structure (+ €450 million) mainly concern the industrial hazardous waste treatment activities (buyout of Rhodia’s investment in Teris and Teris LLC), the transfer of 50% of Novergie to SITA and the acquisition of an additional 50% of Eurawasser.

Revenue organic growth reached 7.8% (€962 million), primarily due to the new Puerto Rico contract which started up on July 1, 2002 (€241 million), sustained Waste Services activity (€228 million, notably in France, the UK, and Northern Europe and in industrial hazardous waste treatment activity), Water activities in Europe (€227 million essentially in France and Spain) and finally Ondeo Degrémont (€105 million, whose activity was sustained by major contracts in Egypt and the United Arab Emirates, the start-up of Mexican BOT contracts and new contracts obtained in France, Spain and Italy). Local Services organic growth was 10.3% for Water and 4.4% for Waste Services.

SELS EBITDA totaled €2.4 billion in 2002, down €195 million or 7.6% compared to 2001. This decline is mainly due to negative exchange rate fluctuations (€333 million, of which €273 on the Argentine peso), whereas the effect of changes in Group structure was €80 million.

EBITDA organic growth of SUEZ Environment Local Services was 2.2% (€58 million) and was primarily due to the strong growth of Degrémont (high level of activity and structural rationalization efforts) and by operational improvements in France and England—in both Water and Waste Services. These favorable trends offset the difficulties of SITA in Belgium (resulting notably from the amendment of tax regulations related to waste in Flanders) and in Germany (unfavorable economic context), as well as the negative contribution related to the start-up of the Puerto Rico contract.

Excluding the Argentine subsidiaries, SELS EBITDA grew by 5%.

SUEZ Environment Industrial Services (SEIS):

This business line is made up of two operating entities, Nalco and Ondeo Industrial Services. It generated revenues of €3.0 billion, a decrease of 2.2% versus 2001 mainly due to the depreciation of the US dollar against the euro (negative foreign exchange fluctuations of €189 million). SEIS generated organic growth in revenues of 1.9%. The sustained efforts of the Specialties and Services activity in the oil industry compensated for the decline experienced by the Industry and Pulp & Paper divisions in North America.

SEIS EBITDA came to €536 million, down 2.4% on 2001. Excluding the effect of changes in Group structure and foreign exchange fluctuations, EBITDA rose by €29 million (5.3%) mainly because of continued reductions in procurement costs at Ondeo Nalco. These were partially offset by OIS development costs and difficulties in Germany.

2.3. COMMUNICATION, CAPITAL INVESTMENT AND OTHER

	2002			2001

In millions of €	Revenues	2002/2001 change in %	EBITDA	Revenues	EBITDA

Communication, Capital investment and Other	644.2	5.4%	212.5	611.0	283.0

The Communication business is the sole contributor to revenues of this segment. These revenues were mainly realized by Métropole Télévision and NOOS, two subsidiaries respectively 38.1% and 50.1% proportionally consolidated. Capital investment businesses and holding companies (primarily SUEZ and Société Générale de Belgique) contribute to this segment EBITDA.

Communication revenues rose by 5.4% between 2001 and 2002. Organic growth of the Communication business reached 10.6%, under the combined impact of an increase in cable subscriber numbers (NOOS) and 33% growth in the diversification activities of M6.

The sale of Fortis and Vinci in 2001, which had no effect on revenues, led to a €172.5 million decrease in EBITDA.

Excluding this impact, EBITDA of the Communication business totaled €176 million, up €41 million due to an improvement in the contribution of Métropole Télévision/TPS (+ €17 million), the removal of Coficem Sagem from the scope of consolidation (sold at the beginning of the year), which contributed €10 million to 2001 EBITDA, and the cost control policy launched by the cable business.

Venture Capital EBITDA stood at €44 million, up €45 million due particularly to the sale of Labeyrie.

3. OTHER INCOME STATEMENT ITEMS

EBITDA and operating income are reconciled as follows:

In millions of €	2002	2001

EBITDA (SEGMENT PROFIT)	7,254	7,738

Depreciation, amortization and provisions	(3,071)	(3,099)

Share of income of companies accounted for under the equity method	(51)	(334)

Financial items not related to net debt	(359)	(198)

Other adjustments	(65)	(43)

OPERATING INCOME	3,708	4,064

Depreciation, amortization and provisions were stable compared to 2001 (€3.1 billion, down 1%). Exchange rate fluctuations led to a reduction in charges of approximately €200 million, offset by allocations to operating provisions in the Energy sector.

Operating income fell 8.8% to €3,707.6 million. Excluding the impact of the Argentine crisis, operating income fell 2.7% compared to last year.

The net financial loss amounts to €976 million, compared to a loss of €1,258 million in 2001, due to growth in dividends from unconsolidated companies (Fortis, accounted for under the equity method up to December 2001, paid a dividend of €119 million in 2002). The improvement in the net financial loss was also due to a reduced interest expense (down €260 million) under the combined impact of lower interest rates (the average cost of debt fell by 70 basis points) and a reduced level of net debt starting in the second half of 2002.

Due to improvement in the net financial loss, the decrease in current income of consolidated companies from 2.8 billion in 2001 to €2.7 billion in 2002 is limited to 2.7%.

The net exceptional loss was €1.8 billion, compared to a net exceptional income of €0.8 billion in 2001, during which substantial net capital gains were realized.

Net of tax and minority interests, the net exceptional loss was €1,733 million and breaks down as follows:

The consequences of the South American crisis led the Group to record expenses and provisions in the amount of €500 million related to Argentine investments (corresponding to foreign exchange losses on local subsidiary debt denominated in US dollars, write-downs of certain assets such as goodwill and deferred tax and contingency reserves), exceptional losses of €112 million on debt of Brazilian subsidiaries denominated in strong currencies and write-downs of tangible and intangible assets of Chilean subsidiaries in the amount of €90 million.

The Group also recorded charges related to the announced withdrawal from certain loss-making contracts or activities, both in emerging countries (Jakarta, Manila, etc.) and in the USA (Atlanta contract) in the amount of €245 million, Group share.

The performance of certain subsidiaries (notably in the Waste services and Energy sectors in Germany and in the Energy sector in the Netherlands) was below levels forecast on their acquisition, which led the Group to write down goodwill balances in the amount of €320 million, Group share. Asset write-downs of €150 million were recorded in the cable sector as well.

The Communication sector recorded a number of arbitrage transactions (contribution of FirstMark Communications France to LD COM in the wireless local loop sector and liquidation of the Europ@web portfolio) and write-downs, representing an exceptional loss of €150 million, net of the sale of TPS (which generated a capital gain, Group share, of €170 million).

The 2002 net exceptional loss, Group share, also includes the capital gain realized on the sale of 30% of Elia (Belgian electricity transmission network) of €167 million and the sale of various non-strategic assets enabling the realization of capital gains (Chateau-d’eau: €90 million, corporate headquarters: €188 million, Acesa: €99 million, Arbed/Arcelor: €51 million, Adeslas: €42 million, Scottish Power and Iberdrola: €105 million), offset by capital losses and write-downs recorded on other unconsolidated investments (€570 million), particularly Fortis and Axa.

Finally, the net exceptional loss, Group share, includes restructuring expenses of €147 million, including €36 million due to the plan implemented on the start-up of the Puerto Rico contract.

The income tax charge is €657 million. The effective tax rate is 69% compared to 20% in 2001, mainly due to the high level of exceptional losses related to Argentina, which did not give rise to the recording of deferred tax assets. Conversely, 2001 net income included substantial non-taxable capital gains. The effective tax rate based on current income is 26.4% (compared to 24.4% in 2001).

The share in income of companies accounted for under the equity method is €51 million, compared to €334 million in 2001, following the removal of Fortis from the scope of consolidation as of December 2001 and Vinci as of May 2001.

The total net loss is €40 million, compared to total net income of €2,821 million in 2001.

The minority interests share totals €822 million, compared to €734 million in 2001, particularly due to the capital gains realized on the sale of 30% of Elia recorded by Electrabel in 2002, partially offset by losses borne by minority interests in Argentine water companies.

The Group share of the net loss is €862 million and breaks down as follows:

•	current income, Group share, of the global businesses of €1,135 million, virtually stable in 2001 (down 1.7%), and up 5% excluding the Argentine subsidiaries, or 11% excluding Argentina and other exchange rate impacts,

•	other current loss items, Group share, of €264 million (compared to positive €38 million in 2001); this decrease is due particularly to the reduced contribution of Fortis, which is no longer consolidated (down €160 million), an increase in losses reported by the Communication and Capital Investment business and a reduction in the tax consolidation gain received by the parent company (down €43 million).

•	exceptional loss, Group share, of €1,733 million (compared to exceptional income of €894 million in 2001).

4. RETURN ON CAPITAL EMPLOYED

Return on capital employed is measured as the ratio between Net operating profit after tax (NOPAT) and capital employed at the beginning of the year (adjusted for material changes in Group structure and exchange rate fluctuations, on a time-apportioned basis).

NOPAT is calculated as follows:

In millions of €	2002	2001

SEGMENT PROFIT (EBITDA)	7,253.7	7,737.9

Depreciation, amortization and provisions	(3,070.8)	(3,098.7)

Current tax expense	(561.8)	(500.6)

Cancellation of amortization of intangible asset fair value adjustment (*)	83.0	87.6

Other	(167.8)	(60.9)

NET OPERATING PROFIT AFTER TAX (NOPAT)	3,632.4	4,165.3

(*)	Intangible assets resulting from the allocation of initial differences on consolidation, net of associated deferred tax liabilities, are treated here as goodwill. Their value before amortization and net of deferred tax is, therefore, included in capital employed and their amortization excluded from NOPAT.

Capital employed is calculated as follows:

In millions of €	As of January 1, 2002 (adjusted)

Gross goodwill, net of exceptional amortization	11,820.0

Net tangible and intangible assets	42,226.5

Concession accounts	(4,668.6)

Financial assets, excluding loans and receivables from equity investments	10,518.2

Working capital requirements	378.1

Reserves for contingencies and losses	(9,437.1)

Intangible asset fair value adjustment (see above)	(791.2)

2002 changes in Group structure and exchange rate fluctuations	(3,265.1)

CAPITAL EMPLOYED	46,780.8

Return on capital employed (ROCE) of the global businesses breaks down as follows:

In millions of €	NOPAT	Capital employed	ROCE 2002	ROCE 2001

Energy	2,227.3	19,342.7	11.5%	12.1%

Environment	1,260.5	21,363.0	5.9%	7.1%

GLOBAL BUSINESSES	3,487.8	40,705.7	8.6%	9.4%

The decrease in ROCE reported by Environment is mainly due to the lower contribution provided by the Argentine subsidiaries (which reported a ROCE of 13.9% in 2001). The decrease in ROCE reported by Energy is due to Electricity & Gas Europe.

5. FINANCING

5.1. CASH FLOWS FROM OPERATING ACTIVITIES

Gross cash flow totaled €4,857 million, stable on last year (up 0.8%). Excluding changes in Group structure and exchange rate fluctuations, gross cash flow increased 5.8%, mainly due to the impact of lower financial expenses.

The contribution of the different businesses to gross cash flow is as follows:

In millions of €	2002	2001	% change

Energy	3,193	3,297	-3.2%

Environment	1,837	1,729	+6.3%

Other	(173)	(209)	+17.2%

GROUP TOTAL	4,857	4,817	+0.8%

Reconciliation of segment profit (EBITDA) and gross cash flow:

In millions of €	2002

SEGMENT PROFIT (EBITDA)	7,254

Dividends received from equity investees less related share in consolidated current income	(33)

Net cost of borrowings	(1,239)

Net payment of exceptional expenses, excluding capital gains	(615)

Income tax expense	(363)

Other	(147)

GROSS CASH FLOW	4,857

Working capital requirements increased by €30 million

5.2. CASH FLOWS FROM INVESTING ACTIVITIES

Investments net of divestments totaled €3.3 billion in 2002.

Capital expenditure totaled €4,158 million (compared to €4,391 million in 2001) and was incurred 53% by Energy businesses and 43% by Environment businesses. Expenditures were particularly limited in the Environment sector (down 15% compared to 2001), while generation facility construction programs in North America resulted in an increase of approximately 10% in 2002 Energy expenditure. Sales of tangible and intangible assets totaled €879 million (€423 million in 2001), mainly due to the sale of real-estate assets in the amount of €600 million.

Net financial investments during the year were close to nil, with divestments offsetting investments. Investments in securities of consolidated companies (€1,268 million) related primarily to acquisitions of minority interests in controlled subsidiaries (Tractebel for €218 million, Electrabel for €180 million, Ondeo Services UK for €234 million, Teris for €65 million, Eurawasser in Germany for €38 million), and the development of international projects in the Energy (€280 million) and Water (€240 million) sectors. Sales of consolidated entities (€1,115 million) concerned Elia (€184 million), two cogeneration units in Thailand (€95 million), various Tractebel Installation-Maintenance and Elyo subsidiaries (€115 million), Adeslas (€87 million), Château d’Eau (€143 million), Coficem (€160 million) and TPS (€133 million). Finally, net security portfolio sales by the Group totaled €470 million and related primarily to the sale of Iberdrola (€700 million), Scottish Power (€130 million), Acesa (€160 million), Axa (€160 million), Arcelor (€84 million) and TotalFinaElf (€260 million) securities, to the purchase of Acea (€240 million), Gas Natural (€209 million) and Union Fenosa (€106 million) securities, and to the subscription to the LD COM share issue in the amount of €200 million.

5.3 CASH FLOW USED IN FINANCIAL ACTIVITIES

Dividends paid and the associated précompte generated a total cashoutflow of €1,646 million in 2002, including €1,004 million paid by SUEZ (of which a précompte of €304 million).

The main financing operations of the year were carried out by GIE SUEZ Alliance, including two bond issues totaling €2.3 billion. SUEZ Finance also issued treasury notes and contracted new Euro Medium Term Notes for a total amount of €1.1 billion. Northumbrian Water Finance PLC launched a £250 million bond issue in December 2002. At the end of the year, the Group performed several security monetization operations (sales of securities under repurchase agreements and similar agreements) for a total of €1.1 billion. These operations do not impact net debt.

Between December 2001 and December 2002, net balance sheet debt fell by €2 billion, the aforementioned financing flows being more than offset by the impact of exchange rate fluctuations (negative €2,315 million), mainly on US dollar denominated borrowings.

6. FINANCING POLICY AND NET DEBT AS OF DECEMBER 31, 2002

The Group financing policy seeks to:

•	finance the growth of the Group’s businesses, while ensuring the balance and stability of the balance sheet, a pre-requisite for our long-term contract based activities,

•	ensure the Group’s financial flexibility, which is supported by liquid non-core assets and diversified financing sources. This diversity is demonstrated by a wide range of classic financing arrangements, available from banks and on the capital markets. For each of these two principal financing sources, the Group ensures the diversification of its net debt, either through debt issued to large banking syndicates or issues on capital markets with short, medium and very long-term maturities.

Cash management

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services—TMCS), before being redistributed to borrower entities. An intermediate pooling is performed either at the business level (Tractebel, Ondeo Nalco, Ondeo SITA, etc.), or by geographical area (SUEZ Finance LP for the US Dollar, SUEZ Finance and TCMS in Belgium for the euro, etc.). Any residual balance is invested to ensure maximum liquidity for minimum risk.

Financing policy

The Group uses the various instruments available on financial markets (treasury notes, US commercial paper, medium term notes, bond issues, convertible bonds, bank facilities, trade receivable securitization, etc.) to ensure liquidity while minimizing the cost of debt.

Depending on its nature, the financing is carried by SUEZ (convertible bond issues, bank facilities), GIE SUEZ Alliance (bond issues), special-purpose financial vehicles (treasury notes, US commercial paper, medium term notes, etc.), or directly by the subsidiaries (bank facilities, capital leases, project financing, etc.).

Financing is generally denominated, wherever possible, in the same currency as the cash flows generated by the assets financed, and primarily the euro, US dollar and pounds sterling.

Net debt as of December 31, 2002

Net debt per the balance sheet stands at €26 billion at the end of 2002, compared to €28 billion at the end of 2001.

The debt/equity ratio increased, nonetheless, from 134% at the end of 2001 to 165% at the end of 2002, primarily as a result of exchange rate fluctuations (Argentine peso, Brazilian real and to a lesser extent the US dollar) which affected the level of shareholders’ equity.

Net debt breaks down as follows:

•	it is denominated 49% in euro, 34% in US dollars and 13% in pounds sterling, after considering the impact of exchange rate instruments,

•	and is 70% at fixed rates (compared to 66% as of December 31, 2001), after taking into account the effect of interest rate instruments.

The average maturity is 4.5 years.

The average annual cost of debt is 4.9% in 2002, after taking into account the effect of financial instruments. The debt spot average rate is 4.5% as of December 31, 2002, after considering the effect of financial instruments.

At the end of 2002, the Group had available authorized credit facilities and treasury note back-up lines totaling €6,855 million (€5,934 million as of December 31, 2001).

7. OTHER BALANCE SHEET HEADINGS

Exchange rate fluctuations generated a 7.5% decrease in net assets.

Non-current assets totaled €57 billion. Goodwill (€8.7 billion) dropped €1.6 billion due to negative exchange rate fluctuations (€0.7 billion), amortization for the period (€0.4 billion) and exceptional write-downs recorded in 2002 (€0.6 billion), partially offset by goodwill recorded on acquisitions during the year.

Total shareholders’ equity stood at €15.8 billion as of December 31, 2002 compared to €20.8 billion as of December 31, 2001, due to the aforementioned exchange rate fluctuations (shareholders’ equity, Group share down €1.8 billion and minority interests down €0.6 billion) and the distribution of dividends ( €1.6 billion).

The increase in reserves for contingencies and losses ( €0.8 billion, or €1 billion excluding exchange rate fluctuations) mainly reflects charges relating to nuclear activities and the coverage of emerging country risks, notably in Argentina.

8. SUEZ COMPANY FINANCIAL STATEMENTS

SUEZ continued its restructuring measures in 2002 aimed at rationalizing the Group structure and notably the Environment sector, with the creation of SUEZ Environment Local Services (SELS) and SUEZ Environment Industrial Services (SEIS).

This primarily resulted in the transfer to SELS of SITA shares previously held directly by SUEZ. Due to the Argentine crisis, existing reserves of €43.3 million were increased to €488.9 million. In the Communication sector, reserves of €1,591.4 million were recorded, primarily related to cable activities in France and Belgium.

Treasury stock held by SUEZ to cover stock purchase option plans granted to employees was reclassified within Other financial assets. In addition, SUEZ cancelled 32,373,156 shares, resulting in a €832.3 million reduction of shareholders’ equity and the recognition of a €120.9 million loss.

As of December 31, 2002, SUEZ held 10,984,300 of its own shares for a gross value of €300.0 million and a net value of €190.4 million, after the deduction of write-down reserves based on the average stock market price in December 2002.

SUEZ net income amounting to €736.8 million breaks down as follows:

In millions of €	2002	2001

Current income	2,735.0	1,389.3

Exceptional income/(loss)	(2,188.8)	678.4

Income tax, employee profit-sharing and incentive schemes	190.6	215.6

NET INCOME	736.8	2,283.3

Despite growth in current income primarily due to an increase in dividends, net income decreased compared to 2001 due to the aforementioned write-down reserves.

9. OUTLOOK FOR THE FUTURE

The Group’s priorities were reiterated at the January 9, 2003 presentation of the 2003-2004 Action Plan. They are to improve and protect profitability and strengthen its financial soundness.

SUEZ has substantial resources for sustainable growth in Energy and Environment, bolstered in particular by commercial breakthroughs achieved serving both industrial and local government customers.

In this context, SUEZ favors:

•	profitability growth;

•	organic development;

•	accelerated refocusing on Energy and Environment;

•	ongoing evaluations of the Energy and Environment business portfolios;

•	emphasis on cost-reduction programs;

•	reduction of debt and of exposure to developing countries;

•	cash flow generated by each of the four business lines to finance all their investments.

2003 will be a year of consolidation for SUEZ.

FIVE YEAR FINANCIAL SUMMARY

In millions of €		2002	2001	2000	1999	1998

1.	Revenues	46,089.8	42,359.2	34,617.0	31,461.9	31,360.5

	Including revenues generated outside France	36,119.6	33,373.5	25,928.6	20,948.9	19,602.2

2.	Income

	- operating	3,707.6	4,063.8	3,778.0	2,932.2	2,799.3

	- segment profit (EBITDA)	7,253.7	7,737.9	7,414.7	5,827.9	4,991.3

	- net Group share	(862.5)	2,086.7	1,919.4	1,452.5	1,005.0

3.	Cash Flow

	Cash flow from operating activities	4,826.5	5,402.5	4,888.3	4,262.6	5,208.3

	Including gross cash flow	4,856.7	4,816.7	4,492.2	3,932.7	4,141.7

	Cash flow used in investing activities	(3,200.9)	(4,332.0)	(9,089.6)	(16,329.3)	(8,058.1)

	Cash flow from/(used in) financing activities	1,719.8	(889.3)	3,131.6	14,345.8	3,935.2

4.	Balance Sheet

	Intangible assets	3,903.0	4,234.9	3,887.0	5,017.9	1,071.5

	Tangible assets(a)	28,426.6	33,323.0	32,399.9	24,322.6	21,585.4

	Goodwill	8,710.9	10,319.3	9,763.6	5,374.4	2,963.3

	Financial assets	11,099.8	11,163.3	11,105.3	12,387.0	16,084.9

	Working capital requirements(b)	(158.3)	(749.8)	(659.7)	(195.7)	1,025.7

	Marketable securities and cash and cash equivalents	8,538.9	5,751.2	5,836.9	6,989.9	4,032.8

	Total assets	84,151.3	89,481.4	85,497.6	76,897.0	72,488.1

	Borrowings & Long-term debt	34,544.5	33,760.6	32,191.9	25,622.5	15,564.3

	Reserves for contingencies and losses(c)	10,208.1	9,437.1	9,917.7	10,584.7	8,278.4

	Shareholders’ equity, Group share	10,577.5	14,397.2	13,134.1	11,270.5	8,931.1

	Total shareholders’ equity	15,768.2	20,844.2	20,223.4	17,688.9	18,046.2

5.	Per share data (in €)

	- average number of shares outstanding(d)	991,270,887	985,089,012	956,687,090	768,087,666	678,238,635

	- number of shares at year-end	1,007,422,403	1,026,280,965	1,021,328,585	992,146,530	738,838,685

	- net earnings/(loss) per share (d)	(0.87)	2.12	2.01	1.89	1.48

	- dividend distributed (proposed for 2002)	0.71	0.71	0.66	0.60	0.54

6.	Total average workforce	241,607	360,142	421,899	341,755	333,132

	- fully consolidated companies	189,062	177,545	170,075	220,499	201,129

	- proportionally consolidated companies	26,680	31,773	30,408	23,726	41,456

	- companies accounted for under the equity method	25,865	150,824	221,416	97,530	90,547

(a)	Net of special concession accounts in liabilities.
(b)	Working capital requirements = inventories and work-in-progress + accounts receivable + prepaid expenses - deferred income - accounts payable - miscellaneous payables.
(c)	Excluding underwriting reserves for the life insurance sector.
(d)	Earnings per share is calculated based on the average number of shares outstanding, net of treasury stock.

CONSOLIDATED BALANCE SHEETS—ASSETS

	December 31, 2002				December 31, 2001	December 31, 2000

In millions of €	Note	Gross	Dep., amort. & reserves	Net	Net	Net

INTANGIBLE ASSETS	9	5,423.6	1,520.6	3,903.0	4,234.9	3,887.0

GOODWILL	8	11,065.6	2,354.7	8,710.9	10,319.3	9,763.6

TANGIBLE ASSETS	9

- Owned outright		49,190.4	24,508.1	24,682.3	28,662.9	27,593.3

- Under concession		8,249.7	2,645.7	5,604.0	5,532.5	5,400.1

- Construction in progress and down payments		3,009.6	20.1	2,989.5	3,796.2	4,009.2

FINANCIAL ASSETS

- Equity securities	10.1	7,348.2	1,614.6	5,733.6	6,653.1	4,007.4

- Companies accounted for under the equity method	7	3,270.4	—	3,270.4	3,254.0	5,743.9

- Other financial assets	10.3	2,478.7	382.9	2,095.8	1,256.2	1,354.0

TOTAL NON-CURRENT ASSETS		90,036.2	33,046.7	56,989.5	63,709.1	61,758.5

INVENTORIES & WORK-IN-PROGRESS	11.1	2,790.2	137.6	2,652.6	4,203.3	2,766.1

ACCOUNTS RECEIVABLE

- Trade accounts and notes receivable		10,570.3	603.2	9,967.1	10,212.6	8,495.5

- Other receivables		3,849.7	147.0	3,702.7	3,377.4	3,770.5

MARKETABLE SECURITIES AND CASH AND CASH EQUIVALENTS

- Marketable securities	10.4	2,611.1	35.4	2,575.7	1,122.6	1,348.3

- Cash and cash equivalents		5,963.2	—	5,963.2	4,628.6	4,488.6

PREPAID EXPENSES	12	2,300.5	—	2,300.5	2,227.8	2,870.1

TOTAL CURRENT ASSETS		28,085.0	923.2	27,161.8	25,772.3	23,739.1

TOTAL ASSETS		118,121.2	33,969.9	84,151.3	89,481.4	85,497.6

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

In millions of	Note	December 31, 2002	December 31, 2001	December 31, 2000

- Share capital		2,014.8	2,052.6	2,042.7

- Additional paid-in capital		6,439.8	6,843.3	6,690.7

- Consolidated reserves		5,048.9	4,132.8	3,059.6

- Cumulative translation adjustment		(1,691.0)	112.3	231.7

- Net income /(loss) for the year		(862.5)	2,086.7	1,919.4

- Treasury stock		(372.6)	(830.5)	(810.0)

SHAREHOLDERS’ EQUITY	13	10,577.5	14,397.2	13,134.1

MINORITY INTERESTS	14	5,190.7	6,447.0	7,089.3

TOTAL SHAREHOLDERS’ EQUITY		15,768.2	20,844.2	20,223.4

SPECIAL CONCESSION ACCOUNTS	9.3	4,849.2	4,668.6	4,602.7

RESERVES FOR CONTINGENCIES AND LOSSES	15	10,208.1	9,437.1	9,917.7

BORROWINGS & LONG-TERM DEBT	16	34,544.5	33,760.6	32,191.9

ACCOUNTS PAYABLE

- Advances and down payments received on orders		1,543.9	3,071.6	1,657.8

- Trade payables		6,643.2	6,343.3	5,172.5

- Other accounts payable	17	6,558.6	6,854.5	6,876.2

DEFERRED INCOME	12	4,035.5	4,501.5	4,855.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		84,151.3	89,481.4	85,497.6

CONSOLIDATED STATEMENTS OF INCOME

In millions of €, unless by share	Note	2002	2001	2000

REVENUES		46,089.8	42,359.2	34,617.0

OTHER INCOME		2,073.6	1,774.1	1,766.0

Other operating income	3.1	1,606.3	1,350.3	1,340.5

Income from mixed inter-municipal companies and partnerships	3.2	467.3	423.8	425.5

OPERATING EXPENSES		41,384.9	36,970.8	29,579.3

Purchases and changes in inventories		17,127.3	15,746.0	10,403.4

Receipts on behalf of local authorities		1,081.2	894.7	877.1

Taxes and related payments		852.7	828.0	757.8

Salaries, wages and social security charges		9,295.0	8,426.6	7,727.5

Other operating expenses	3.3	13,028.7	11,075.5	9,813.5

OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND PROVISIONS		6,778.5	7,162.5	6,803.7

Depreciation, amortization and provisions	3.4	3,070.9	3,098.7	3,025.7

OPERATING INCOME		3,707.6	4,063.8	3,778.0

FINANCIAL LOSS	4	(976.0)	(1,257.7)	(972.0)

CURRENT INCOME OF CONSOLIDATED COMPANIES		2,731.6	2,806.1	2,806.0

EXCEPTIONAL INCOME/(LOSS)	5	(1,783.7)	826.2	568.7

Income tax	6	(657.1)	(722.0)	(662.5)

Share in income of companies accounted for under the equity method	7	51.4	333.7	511.5

INCOME BEFORE AMORTIZATION OF GOODWILL		342.2	3,244.0	3,223.7

Amortization of goodwill	8	(382.6)	(422.7)	(368.3)

Group share of goodwill amortization		(350.1)	(376.6)	(332.8)

TOTAL NET INCOME/(LOSS)		(40.4)	2,821.3	2,855.4

Minority interests		822.1	734.6	936.0

NET INCOME/(LOSS)		(862.5)	2,086.7	1,919.4

EARNINGS/(LOSS) PER SHARE (in €)	13.8	(0.87)	2.12	2.01

DILUTED EARNINGS/(LOSS) PER SHARE (in €)	13.8	(0.87)	2.08	1.94

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of €	2002	2001	2000

Net income/(loss)	(862.5)	2,086.7	1,919.4

Share in net income of companies accounted for under the equity method (net of dividends received)	(19.0)	(220.5)	(425.3)

Net depreciation, amortization and provisions	5,659.4	3,553.2	3,118.4

Net capital gains on disposals of assets	(1,362.1)	(1,880.3)	(1,077.0)

Minority interests	822.1	734.6	936.1

Other	618.8	543.0	20.6

Gross Cash Flow	4,856.7	4,816.7	4,492.2

Changes in:

Inventory	62.6	45.2	(188.5)

Receivables	(806.5)	(144.2)	(1,817.7)

Payables	620.4	485.2	1,971.8

Total operating working capital cash flows	(123.5)	386.2	(34.4)

Other	93.3	199.6	430.5

CASH FLOW FROM OPERATING ACTIVITIES	4,826.5	5,402.5	4,888.3

Purchases of tangible and intangible investments	(4,157.8)	(4,391.1)	(4,567.4)

Purchase of financial investments	(4,174.0)	(3,432.1)	(7,610.4)

Disposals of tangible and intangible assets	878.9	422.8	375.1

Disposals of financial assets	4,154.7	3,128.4	2,264.7

Cash acquired from acquisitions net of cash disposed of in divestitures(1)	(34.0)	271.6	731.3

Decrease/(increase) in other assets	186.3	(267.2)	(217.5)

Other cash requirements	(55.0)	(64.4)	(65.4)

CASH FLOW USED IN INVESTING ACTIVITIES	(3,200.9)	(4,332.0)	(9,089.6)

Dividends distributed	(1,646.0)	(1,569.2)	(1,388.1)

Repayment of long-term debt	(14,738.1)	(8,398.6)	(6,412.2)

Increase in long-term debt	18,121.0	8,947.4	10,467.9

Treasury stock movements	(145.2)	53.1	(235.8)

Increase in total shareholders’ equity	128.1	78.0	699.8

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	1,719.8	(889.3)	3,131.6

Effect of changes in consolidation method & exchange rates	(356.8)	(18.2)	746.8

TOTAL CASH FLOW FOR THE YEAR	2,988.6	163.0	(322.9)

CASH AT BEGINNING OF YEAR	4,886.4	4,723.4	5,046.3

CASH AT YEAR END(2)	7,875.0	4,886.4	4,723.4

(1)	Cash balances of companies acquired or over which the Group has gained control less the cash balances of consolidated companies sold.

(2)	Cash balances comprise the following :

In millions of €	December 31, 2002	December 31, 2001	December 31, 2000

Cash and cash equivalents	5,963.1	4,628.6	4,488.6

Marketable securities(3)	1,911.9	257.8	234.8

TOTAL	7,875.0	4,886.4	4,723.4

(3)	Marketable securities with maturities of less than 90 days only.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In millions of €		Share capital	Additional paid-in capital	Consolidated reserves	Cumulative translation adjustment	Treasury stock	Shareholders’ equity

	Note	13.1		13.2	13.3	13.4

Shareholders’ equity as of December 31, 1999		1,984.3	5,982.5	3,760.2	97.1	(553.6)	11,270.5

Shares issued for employees		33.5	418.8	3.4	—	—	455.7

Conversion of debenture loans and exercise of equity warrants attached to Northumbrian shares		24.9	173.4	2.5	—	—	200.8

Change in value of treasury shares		—	—	16.6	—	(256.4)	(239.8)

Dividends distributed		—	—	(793.2)	—	2.3	(790.9)

Changes in cumulative translation adjustment		—	—	—	134.6	—	134.6

Reversal of goodwill	13.5	—	116.0	—	—	—	116.0

Change in accounting principle related to deferred tax	13.6	—	—	(24.7)	—	—	(24.7)

Change in accounting principle related to fixed asset costs	13.6	—	—	80.5	—	—	80.5

Miscellaneous		—	—	12.0	—	—	12.0

Net income for the year		—	—	1,921.7	—	(2.3)	1,919.4

Shareholders’ equity as of December 31, 2000		2,042.7	6,690.7	4,979.0	231.7	(810.0)	13,134.1

Shares issued for employees		2.2	12.9	0.2	—	—	15.3

Conversion of debenture loans and exercise of equity warrants attached to Northumbrian shares		7.7	59.3	0.8	—	—	67.8

Change in value of treasury shares		—	—	15.8	—	(20.5)	(4.7)

Dividends distributed		—	—	(921.0)	—	4.0	(917.0)

Changes in cumulative translation adjustment					(119.4)	—	(119.4)

Change in accounting principle related to loan issue costs		—	—	50.5	—	—	50.5

Change in accounting principle related to transaction gains and losses		—	—	3.1	—	—	3.1

Reversal of goodwill	13.5	—	77.3	—	—	—	77.3

Miscellaneous		—	3.1	0.4	—	—	3.5

Net income for the year		—	—	2,090.7	—	(4.0)	2,086.7

Shareholders’ equity as of December 31, 2001		2,052.6	6,843.3	6,219.5	112.3	(830.5)	14,397.2

Shares issued for employees		25.4	225.1	2.6	—	—	253.1

Conversion of debenture loans		1.5	10.8	0.2	—	—	12.5

Cancellation of treasury shares		(64.7)	(767.6)	(120.9)	—	953.2	0.0

Change in value of treasury shares		—	—	—	—	(146.7)	(146.7)

Reclassification of treasury shares		—	—	—	—	(348.6)	(348.6)

Dividends distributed		—	—	(1,006.6)	—	2.5	(1,004.1)

Changes in cumulative translation adjustment		—	—	—	(1,803.3)	—	(1,803.3)

Application of CRC Regulation 2000.06 on liabilities	13.6	—	—	(48.3)	—	—	(48.3)

Reversal of goodwill	13.5	—	128.2	—	—	—	128.2

Net loss for the year		—	—	(860.0)	—	(2.5)	(862.5)

Shareholders’ equity as of December 31, 2002		2,014.8	6,439.8	4,186.5	(1,691.0)	(372.6)	10,577.5

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

•	Basis used:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in France (“French GAAP”) and the provisions of French laws and regulations and in particular the consolidated financial statement regulations (Regulation 99.02 of the Accounting Regulation Committee—”Comité de la Réglementation Comptable”). As allowed by this regulation, the Group opted not to adjust retroactively for investments and divestments that occurred prior to January 1, 2000. Since January 1, 2002, SUEZ has applied regulation n° 00-06 concerning liabilities, adopted by the French Accounting Regulation Committee. Application of this regulation from January 1, 2002 did not have a material impact on shareholder’s equity of the Group (see Note 13.6).

•	Use of estimates:

The preparation of financial statements in accordance with French GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

A portion of the Group’s construction (business sold in December 2001), energy services and engineering business is conducted under a number of long-term contracts. The preparation of the Group’s consolidated financial statements requires estimates to be made with respect to such activities, including estimates of the costs to complete contracts, the percentage of completion of the work and the recoverable amounts of claims and changes to orders. Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using currently available information. Actual results could differ from those estimates.

•	Consolidated financial statement presentation currency:

The figures in the financial statements are presented in millions of euro (€), unless indicated otherwise.

•	Five-for-one share split:

A five-for-one share split was approved by the Annual General Meeting of May 4, 2001 and took effect May 15, 2001. All per share data has been adjusted to enable comparative analysis.

A. CONSOLIDATION PRINCIPLES

•	Scope and methods of consolidation:

The consolidation methods followed by the Group consist of the full consolidation method, the equity method and the proportional consolidation method.

The accounts of all significant subsidiaries over which the Group directly or indirectly exercises exclusive legal or de facto control are fully consolidated. De facto control may result from contractual agreements or from the ability to exercise the majority of the voting rights at the subsidiary’s shareholders meetings. Exclusive control may be deemed to exist where the direct or indirect shareholding exceeds 40% of voting rights, provided no third-party holds, directly or indirectly, a greater share in voting rights, particularly in the case of listed subsidiaries.

The Group proportionately consolidates companies which are jointly controlled by two or more shareholders based upon the Group’s percentage of control.

Companies over which the Group exercises significant influence, which is presumed where the shareholding exceeds 20% of the capital, are accounted for under the equity method. Under the equity method of accounting, the Group recognizes as income its proportionate share of the investee’s net income or loss in the accompanying consolidated statements of income as “Share in income of companies accounted for under the equity method”, except in the case of Mixed inter-municipal companies treated as described in Note 1-G below.

Sales and results of operations of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income from the date of acquisition or up to the date of disposal, respectively.

All material inter-company balances and transactions have been eliminated on consolidation.

A list of significant consolidated subsidiaries, investments accounted for under the equity method and companies proportionately consolidated is presented in Note 25.

•	Treasury stock:

SUEZ common shares held by the parent company or by fully or proportionately consolidated companies are:

•	recorded as marketable securities in the accompanying consolidated balance sheets, where such treasury stock is explicitly earmarked for distribution to employees or is intended to regularize stock exchange prices,

•	deducted from consolidated shareholders’ equity in all other situations.

The accounting treatment of income generated by the sale of treasury stock and of write-down reserves depends on the intended purpose of holding the stock. Only sales and reserves relating to securities classified as marketable securities are recorded in the accompanying consolidated statements of income. Other income generated by such sales, as well as the corresponding tax impact, is recognized in the consolidated statements of changes in shareholders’ equity.

In addition, SUEZ implemented in 2002, the option offered by opinion 2002-D issued on December 18, 2002 by the French Accounting Regulation Committee Urgent Issues Task Force, permitting the reclassification within Other financial assets of the net book value as of June 30, 2002 of treasury stock held to cover stock purchase option plans granted to employees, initially recorded in marketable securities. The impact of this reclassification on the consolidated financial statements is presented in Note 13.4.

B. FOREIGN CURRENCY TRANSLATION METHODS

1. Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at year-end exchange rates. As of January 1, 2001, in accordance with the preferred method described in CRC regulation 99.02, transaction gains and losses related to monetary assets and liabilities denominated in foreign currencies (previously recorded in deferred income and prepaid expenses, with a reserve recorded for any unrealized exchange losses), are recorded in the consolidated statement of income in the period to which they relate. The impact of this change in accounting method on the consolidated financial statements as of January 1, 2001 was not material.

2. Translation of the financial statements of foreign companies

The financial statements of foreign companies are prepared in local currency or in the operating currency of each subsidiary. Balance sheet items are translated into euro at official year-end exchange rates and weighted average annual rates are applied to income statement accounts and the statement of cash flows. Differences resulting from changes in exchange rates compared with the previous year-end are included in cumulative translation adjustment in the consolidated statements of changes in shareholders’ equity. The accounting method adopted for Argentine companies is detailed in Note 2.4.

C. INTANGIBLE ASSETS

Intangible assets primarily include:

•	fees and amounts paid or payable in return for rights as a concession holder or to operate public sector facilities, amortized over the contract period.

•	purchased goodwill, leasehold rights, customer lists, trademarks, patents and licenses, amortized over periods not exceeding their useful lives.

Amortization is provided on a straight-line basis over the following estimated useful lives:

In years		Minimum	Maximum

Concession Rights:	Water	7	25

	Infrastructures	10	65

Purchased Goodwill		10	25

Trademarks		5	28

Patents		1	20

Other Intangible Assets		1	30

The Group has elected to deduct from shareholders’ equity the costs of raising capital.

Research and Development activities primarily relate to various studies regarding technological innovation, improvements to plant efficiency, reliability, safety, environmental protection, service quality and the use of energy resources.

Research and Development costs with no specific contractual right of recovery are expensed as incurred. They amounted, excluding technical assistance costs, to €126 million and €130 million for the years ended December 31, 2002 and 2001 respectively.

D. GOODWILL

Goodwill in the accompanying consolidated balance sheets represents the excess of the purchase price over the fair value of all assets and liabilities acquired in business combinations. If the purchase price is less than the fair value of assets and liabilities acquired, negative goodwill is recorded as a liability in the accompanying consolidated balance sheets as “Other reserves for contingencies and losses”. Initial estimates of fair value are finalized by the end of the next full year following the date of the acquisition. In the event of significant adverse changes in the elements used to calculate the amortization schedules, an exceptional amortization charge is recorded.

The assets and liabilities of fully consolidated subsidiaries are not revalued in the event the Group acquires additional shares in that entity. Instead, goodwill is recorded corresponding to the difference between the acquisition price of the additional securities and the relevant share in minority interests as of the date of the new acquisition.

Goodwill is amortized using the straight-line method over periods based on the Group’s initial assumptions and objectives at the time of the acquisition. When the Group acquires an entity within distinct geographical or business segments, the goodwill is allocated to those segments.

Negative goodwill is reversed into income according to the plan set up at the time of the acquisition, based on initial objectives and estimates of forecasted losses for the related acquired business.

Group businesses	Amortization periods applied (in years)

Energy	20-40

Environment—Local Services(1)	20-40

Environment—Industrial Services	30

Other (Communication)	10-20

(1)	The goodwill recorded in September 2000 following the Group’s public offer of exchange for UWR (United Water Resources) could not be allocated to the assets and liabilities acquired because UWR was already fully consolidated. The additional goodwill relates to the regulated water distribution sector in the United States of America, in particular, the licenses that convey guaranteed profitability indefinitely based on the legal and economic regulatory and price setting framework. The goodwill recognized related to these licenses is being amortized over 75 years.

Prior to January 1, 2000, goodwill resulting from a business combination effected by an exchange of the parent company shares was directly offset against paid-in capital. Those goodwill balances are amortized in memo accounts over the expected lives of the underlying businesses. The fair value of this goodwill is monitored using an identical approach to that adopted for long-lived assets and described in Note 1-F, and a definitive, impairment of the notional recorded where appropriate.

On disposal of all or part of these businesses, the theoretical net value of goodwill is taken into account in determining the consolidated basis in the securities or business sold. As such, the sale of the Sofinco, Fortis B and Elia securities in 2000, 2001 and 2002 led to the deduction, from capital gains, of a portion of the goodwill initially offset against additional paid-in capital and merger premiums, in the amount of €116.0 million, €77.3 million and €128.2 million respectively.

E. TANGIBLE ASSETS

Tangible assets are stated at cost or, in the case of items which are subject to legal revaluation, at their revalued amount, after deduction of accumulated depreciation. Expenditures for improvements are capitalized, and replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

•	Depreciation is provided over the estimated useful lives in years as follows:

	Main depreciation periods (years)	Minimum	Maximum

	Machinery & Equipment:

- Energy	Production—Transport	5	50

	Installation—Maintenance	3	10

	- Environment	2	100

	- Communication	2	10

	- Infrastructure & Networks	5	100

	- Vehicles	3	10

	- Other Tangible Assets	2	33

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures.

•	Other than construction in progress, tangible assets include:

Assets Owned Outright:

These are assets owned directly by the Group, and also consist of costs incurred on assets under construction, including any down payments on assets.

Interest recorded during the construction phase of a self-constructed asset is systematically capitalized with effect from January 1, 2000. The cumulative impact of the adoption of this change in accounting policy on shareholders’ equity is explained in Note 13.6.

Assets Under Concession:

These assets include:

•	assets acquired by the Group as required for operations under the concession contract. Such assets are part of the concession assets and become the property of the grantor of the concession at the end of the concession contract. Depreciation of these assets is charged to income over the shorter of their estimated useful lives or the remaining concession period.

•	assets provided by the grantor of the concession at the inception of the contract for which the concession holder has the obligation to make capital renewals and replacements. As a result of this obligation, a corresponding concession liability has been recorded for the amount of the assets provided as “special concession accounts”. Depreciation of these assets is charged to this liability using the methods and lives described above, with no effect on the consolidated statements of income (see Note 1.L).

Further discussion of accounting policies for concessions is set forth in Note 1.L.

•	Capital Leases:

The Group capitalizes assets acquired either under capital leases or similar contracts. The present value of the remaining lease payments for these assets is recognized as a financial liability. If there is reasonable assurance that the lessee will obtain ownership of the asset upon expiration of the contract, the related asset is depreciated over its useful life. Otherwise, the capitalized asset is depreciated over the shorter of the life of the lease agreement or the useful life of the asset.

F. IMPAIRMENT OF LONG-LIVED ASSETS

Tangible fixed assets are written down to fair value when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined for each group of assets by considering management’s expectations of future economic and operating conditions of the respective assets to be held for use. Should this determination indicate that an asset is impaired, a write-down is recognized which is equivalent to the difference between carrying value and fair value. Fair value is determined on the basis of market prices, discounted cash flows and by reference to replacement cost for used equipment, cost of alternative technologies and recent transactions for similar businesses.

Intangible assets and goodwill are written down to the greater of fair value in use and market value (through revision of amortization plans or accelerated amortization) when negative conditions are identified, notably compared to items used to define original amortization plans.

The value in use is determined based on an estimation of the value and future benefits of the related assets. In these valuation models, future cash flows are taken from business plans approved by management and specific to each entity. Financial assumptions are adjusted to reflect the specific characteristics of the assets concerned.

The market value is the amount which could be obtained, at the period-end, from the sale of the assets concerned on an arm’s length basis, net of disposal costs. This amount is estimated with reference to the stock market price, when one exists, or comparable transactions in similar business sectors or on comparable stock markets.

•	Application to financial year 2002

The Group reviewed its main goodwill balances as of December 31, 2002.

Where material negative movements were identified, the approach adopted primarily consisted in comparing the value in use or market value of the main operating entities to their corresponding net assets (including goodwill).

The Group applied the generally used valuation methods, based on the following main economic data:

•	discount rates of between 5.75% and 10.6%, depending on the specific characteristics of the subsidiaries concerned,

•	revenue and terminal value growth rates in line with available market data specific to the operating segments concerned.

These reviews performed in December 2002 led to an exceptional write-down of 648.6 million (see Note 8), due to a number of negative movements during the year.

G. COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

Financial statements of companies accounted for under the equity method are adjusted, as necessary, to comply with Group accounting policies. The Group’s share in the reclassified net assets of these subsidiaries is included in assets on the consolidated balance sheets while its share of income is included on a specific line of the consolidated statements of income.

The above policy has been followed for all equity investments except as follows:

•	The Belgian electricity and gas distribution companies (the “mixed inter-municipal companies”) are accounted for under the equity method by Electrabel. Ownership of the mixed inter-municipal companies is held by local authorities, in partnership with Electrabel. The mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigaz to non-industrial customers and industrial customers which do not qualify for deregulation (and which do not exceed a given consumption threshold), hereinafter referred to as “the distribution customers”, in Belgium. The municipalities hold a monopoly over distribution to this customer segment, primarily under the specific provisions of the Law of March 10, 1925. Mixed inter-municipal bylaws and Belgian law ensure that the local authorities maintain control of the management of the mixed inter-municipal companies, irrespective of the ownership percentages of the shareholders. In order to convey the importance and economic reality of this activity, Electrabel’s share in the pre-tax income of the mixed inter-municipal companies is presented in operating income under the heading “Income from mixed inter-municipal companies and joint operations” in the consolidated statements of income.

•	Fortis B: Since the unification of the Fortis share at the end of 2001, this investment is now recorded as an unconsolidated investment in equity securities (see Note 2.2). Until this date, Fortis B, one of the two Fortis Group parent companies, which performs banking and insurance activities primarily in the Benelux countries, was accounted for under the equity method in the Group financial statements. The accounting policies of this group were primarily in accordance with European Accounting Directives for banks and insurance companies. Specifically, Fortis constantly revalued its financial assets portfolio and allocated goodwill, with these changes recorded as an element of consolidated shareholders’ equity. Full restatement of these financial statements to comply with French GAAP would require significant resources, the cost of which would be disproportionate to the benefit, with no assurance of being able to obtain the required information within the time limits needed to produce the consolidated financial statements of the Group. As a result, the value of Fortis B accounted for under the equity method in assets on the consolidated balance sheets corresponded to the Group’s share in shareholders’ equity reported by Fortis B as of January 1, 1997 (the effective date of the merger between SUEZ and Lyonnaise des Eaux) plus the share in income reported each year since that date by Fortis, less the amount of dividends received by the Group.

H. OTHER FINANCIAL ASSETS

These include:

Unconsolidated investments in equity securities

These comprise long-term investments enabling the development of business relations with the issuing company, or providing the Group with control or significant influence over the issuing company, but which are not consolidated. The companies under exclusive or joint control, or over which the Group exercises significant influence, excluded from the scope of consolidation due to their immaterial nature, represent in aggregate less than 5% of the following SUEZ consolidated key figures: revenues, net income, borrowings, shareholders’ equity.

Other investments

These assets comprise investments held on a long or medium-term basis, but which do not satisfy the necessary criteria to qualify as investments in equity securities.

These investments are recorded at acquisition cost. When appropriate, write-down reserves are recorded to reduce the carrying value to their realizable value based upon the estimated intrinsic value and expected financial return of these investments.

Dividends from investments in unconsolidated subsidiaries and affiliates and in financial sector investments are recorded as income in the period in which the distribution decision is made by the investee.

Other fixed assets primarily comprise amounts due from investees and advances granted to partners. These receivables are recorded at nominal value and written down to the value in use where lower. Value in use is determined taking into account, where applicable, the market value of assets upon settlement pursuant to contractual agreements between SUEZ and its partners or of collateral.

I. INVENTORIES AND WORK-IN-PROGRESS

Inventories of raw materials and supplies held for resale are recorded at the lower of average cost or market value. Work-in-progress is recorded at production cost which includes costs associated with material, labor and allocated overhead costs. Reserves for excess and obsolete inventory totaled €137.6 million, €124.1 million and €86.5 million as of December 31, 2002, 2001 and 2000 respectively.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The nuclear fuel inventory is expensed as consumed based on estimates of the quantity of electricity produced per unit of fuel.

J. ACCOUNTS RECEIVABLE

Accounts receivable, net of reserves for uncollectable accounts, approximates net realizable value.

In regard to sales of trade receivables (see Note 20.5), transfers of financial assets are recorded as sales by the Group where the assets sold are out of reach of the Group and any potential Group creditors, there are no restrictions on the exchange or pledging of the assets sold by the transferee, and the Group retains no contractual control over the assets sold.

The reserve for uncollectable accounts amounted to €603.2 million, €718.5 million and €593.4 million as of December 31, 2002, 2001 and 2000 respectively.

“Trade accounts and notes receivable” also includes Notes receivable of €79.6 million, €87.7 million and €252.1 million as of December 31, 2002, 2001 and 2000 respectively.

“Other receivables” in the Group’s accompanying consolidated balance sheets consists primarily of tax receivables and current account advances to investees.

The Group’s accounts receivable are generated largely by sales to customers who are economically and geographically dispersed. In addition, the accounts receivable are generally short-term in duration. As a result, the Group believes that there is no significant concentration of credit risk.

K. MARKETABLE SECURITIES

Marketable securities are recorded in the accompanying consolidated balance sheets at their acquisition cost and are adjusted to the lower of cost or market value. Unrealized gains are not recognized in the Group’s consolidated financial statements. All gains and losses realized on the disposal of these securities are recognized in the accompanying consolidated statement of income in the period of transaction. Realized gains and losses and unrealized losses are recorded in “Financial income/(loss)” in the accompanying consolidated statements of income. For securities of listed companies, market value for disclosure purposes is determined based on closing stock market prices.

L. SPECIAL CONCESSION ACCOUNTS

These liabilities include (see Note 9.3):

•	The net liabilities of the Group for the return of fixed assets received from grantors of concessions, recorded in “Tangible Assets” in the accompanying consolidated balance sheets. Depreciation calculated on these assets is charged to the special concession account in liabilities of the accompanying consolidated balance sheets. There is no impact on net income in the accompanying consolidated statements of income related to these amounts.

•	Financing provided by third parties for capital expenditures that the Group is responsible for under the terms of concession contracts, notwithstanding that the assets are owned by the grantor.

•	Additional amortization recorded to reduce the carrying value of the concession assets financed by the Group to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This amortization is deducted from income over the residual life of the contract.

M. RESERVES FOR CONTINGENCIES AND LOSSES

A breakdown of reserves for contingencies and losses is presented in Note 15, together with details of the calculation principles applied. As of January 1, 2002, as required by the initial application of CRC Regulation 2000-06, the Group amended the accounting method adopted for reserves covering the dismantling of installations. Until December 31, 2001, the Group recorded dismantling reserves, primarily for electricity power plants, where a legal, contractual or implicit obligation to carry out the work existed. These reserves, detailed in Note 15.1, were accrued over the period commencing with the commissioning of the installations concerned and terminating with the initiation of dismantling operations. In accordance with the provisions of CRC Regulation 2000-06, the present value of these commitments is now recorded in reserves for contingencies and losses from the commissioning of the installation, with recognition of an asset incidental to the installation concerned, depreciated over its useful life. The reserve recorded is adjusted at each period-end in accordance with the principles detailed in Note 15.1. The impact of this change in accounting method is detailed in Note 13.6.

N. BONDS AND BOND DISCOUNTS

Bonds issued with discounts are recorded in liabilities at their face value. The related unamortized discounts are recorded in prepaid expenses in the accompanying consolidated balance sheets. These discounts are amortized over the term of the related bond in proportion to accrued interest.

As of January 1, 2001, in accordance with the preferred method described in CRC Regulation 99-02, loan issue costs are amortized on a straight-line basis over the term of the relevant contracts. These issue costs primarily comprise advertising costs (for public issues) and financial broker commissions. The impact of this change in accounting method on the consolidated financial statements was not material.

O. REVENUES

Revenues for services rendered are recognized when the service is provided to the customer. Revenues for goods provided to customers are recognized when the goods are delivered to the customer.

Additionally, revenue recognition and inventory and work-in-progress valuation methods follow the rules applicable to the different activity sectors within the Group.

The methods adopted by the companies are, therefore, retained on consolidation.

•	Electricity and Gas Production, Transport and Distribution

In Belgium, these activities are carried out, primarily, by Tractebel’s subsidiaries (Electrabel, Elia and Distrigaz). Electricity and gas are distributed both to mixed inter-municipal companies, owned by municipalities and Electrabel, which are accounted for under the equity method and to large industrial manufacturers. Electricity transmission services are provided by Elia.

The rates that apply to the distribution customers, as well as the investments related to these activities, are subject to recommendations drawn up by the Belgian Control Committee of Electricity and Gas, which reports to the Federal Minister. Power is supplied to the distribution customers through mixed inter-municipal companies in which Electrabel generally holds an investment. Electrabel is therefore indirectly active in the distribution business through its investment in these companies.

The mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel contributes, in particular, “the provision of its services, its skills and its experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company“. All work, supplies and services required for the purposes of the mixed inter-municipal company are therefore, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are cross-charged by Electrabel include all charges, actually paid for the benefit of staff assigned, directly or indirectly, to run the mixed inter-municipal company. Similarly, charges related to the retirement of officers assigned to the distribution activity are borne by the mixed inter-municipal companies.

•	Energy trading

Trading activities that require net cash settlement (without physical delivery) are recorded within Revenues. Trading activities that require physical delivery are recorded gross in both “Revenues” and “Purchases and changes in inventories”.

•	Water Distribution

Water revenues include amounts billed to customers excluding value-added tax, but including surtaxes and amounts collected on behalf of third parties. The surtaxes collected on behalf of local authorities totaled €1,081.2 million, €894.7 million and €877.1 million for 2002, 2001 and 2000 respectively, and are recorded on a separate line under “Receipts on behalf of local authorities” in the accompanying consolidated statements of income. Commission fees received from the grantor of the concession are recorded as revenues.

Water delivered but un-metered at the year-end is recognized at the estimated selling price.

•	Turnkey Engineering/Energy Services/Construction

The Group recognizes revenue using the percentage of completion method. A reserve is provided for projects which are expected to result in a loss on completion as soon as the loss is known. In estimating this loss, a percentage of potential, positive factors, notably additional invoicing and possible claims, may be taken into account. Assessment of such positive factors is based upon prior experience. All costs incurred for tenders are capitalized and fully reserved.

P. DISTINCTION BETWEEN CURRENT INCOME AND EXCEPTIONAL INCOME

Exceptional income and losses in the accompanying consolidated statements of income include non-recurring items resulting from ordinary activities and extraordinary items. The exceptional items resulting from ordinary activities are those which do not occur as a result of the general day-to-day operations of the business, either because their amount or their impact is unusual or because they rarely occur.

In order to ensure that the financial income/(loss) in the accompanying consolidated statements of income relates to current operations, the Group has adopted an exception to the French General Chart of Accounts of 1982 whereby all capital transactions related to investments carried on the cost basis are included as components of exceptional income/(loss).

These primarily consist of allocations and reversals of reserves for investments and amounts due on investments in subsidiaries and, where applicable, losses on these same receivables. For the sake of uniformity in presenting the consolidated statements of income, these items are classified as exceptional income/(loss), where gains and losses on disposals of securities are normally recorded. These items totaled €958.6 million in 2002 (net allocation) €446.6 million in 2001 (net allocation) and €78.1 million in 2000 (net reversal).

Nonetheless, this exception is not applicable to venture capital companies, for which all financial transactions related to investments and amounts due from investees are recorded in current income, due to the nature of their activity.

Similarly, in order to maintain consistency in the presentation of financial income, and to isolate within a single income statement line item all impacts of the South-American crisis, and given the extent of the deterioration in the Argentine peso and Brazilian real exchange rates, the exchange losses recorded by subsidiaries operating in Argentina and Brazil on their liabilities denominated in strong currencies are presented in exceptional items. These losses amount to 483.9 million for the year ended December 31, 2002 and €335.8 million for the year ended December 31, 2001 (net of utilization of reserves for emerging country risks).

Q. TAX

The Group computes income tax in accordance with prevailing tax legislation in the countries in the various locations where income is earned.

The Group provides for deferred income tax on temporary differences between financial and tax reporting, including tax losses and tax credits available for carryforward. Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within consolidated tax returns. Tax assets are only recognized if there is reasonable assurance of recovering them in subsequent years.

The Group, as of January 1, 2000 and in accordance with the new consolidation regulations, as detailed in Note 13.6:

•	records deferred tax liabilities previously included in off-balance sheet commitments where justified by the extremely long-term nature of their reversal;

•	discounts deferred tax balances to present value where, for a tax entity, the impact of discounting is material and a reliable reversal schedule can be produced;

•	presents deferred tax in consolidated assets or liabilities based on the net balance per tax entity.

Discounting deferred tax balances led to a reduction in net deferred tax liabilities as of December 31, 2002 of €569.3 million ( €564.4 million as of December 31, 2001).

Discount rates are determined individually for each entity, by reference to State bond rates and based on reversal maturities. Gains and losses resulting from changes in actuarial assumptions are recognized to the extent they exceed 10% of the discounted deferred tax asset or liability balance. The fraction exceeding this 10% threshold is spread over the average residual useful life of the assets concerned. As of December 31, 2002, actuarial losses not recognized totaled €13 million.

R. LIABILITIES FOR PENSION PLANS AND RELATED BENEFITS

The Group has obligations in terms of pension liabilities, early retirement, retirement indemnities and other benefit plans. Such obligations generally apply to most employees of the Group.

Costs of defined contribution plans and multi-employer defined benefit plans are expensed as contributions are made.

The amount of pension plan and similar benefit commitments for defined benefits are valued based on actuarial assessments. These calculations incorporate assumptions relating to mortality, turnover of personnel and salary projections and consider the economic conditions specific to each country or subsidiary of the Group. The discount rates are calculated in accordance with the yield, as of the date of valuation, of the bonds issued by highly rated companies (or by the local government if there is no representative market for private borrowings).

Gains and losses resulting from changes in actuarial assumptions concerning pension liabilities are only recognized where such amounts exceed 10% of the higher of commitments and fund assets. The amount exceeding 10% is spread over the average residual activity period of employees.

Amounts relating to pension plans whose commitments are greater than plan assets are included in the accompanying consolidated balance sheets as “Other reserves for contingencies and losses”. Where the value of the pension assets is greater than the commitments, the excess is recorded as an asset in “Prepaid expenses”.

S. FINANCIAL INSTRUMENTS

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices and to optimize the management of certain financial assets.

Financial futures transactions (interest rate and foreign currency swaps, purchases and sales of options and forward contracts) not completed at year-end are recorded as follows:

•	contracts on organized markets are recorded at their market value,

•	for over-the-counter (“OTC”) contracts, essentially interest rate swaps, the potential accrued interest differential is recorded.

Gains and losses on interest rate, foreign currency and commodity agreements are accounted for in the same period as the item being hedged:

•	for interest rate and foreign currency swap agreements, the differential between interest to be paid and interest to be received is recognized as interest expense or interest income over the life of the hedged item.

•	for Future Rate Agreements, changes in the market value are recognized as interest expense or income in the same period as the gains and losses on the item being hedged.

•	realized and unrealized gains and losses on foreign currency and commodity instruments that are hedges of committed transactions are recognized at the time the underlying transaction is completed.

•	gains and losses on forward foreign exchange contracts used to hedge a portion of the Group’s investment in foreign subsidiaries and the offsetting losses and gains on the portion of the investment being hedged are recorded in cumulative translation adjustments in shareholders’ equity and released to the consolidated statements of income on the sale of the investment.

Assets and liabilities in the accompanying consolidated balance sheets directly or indirectly affected by these financial instruments are valued at year-end in accordance with the relevant accounting policies.

Contracts not completed are presented in Note 18 at their nominal value.

The Group also engages in commodity price risk management activities for trading purposes. Instruments utilized in connection with trading activities are generally marked to market. Under this method of accounting, the unrealized gains and losses from forwards, swaps, options, and other instruments with third parties are recorded in the balance sheets and income statements in the period that the change in value occurs.

The market prices used to value these transactions reflect management’s best estimate considering various factors including closing exchange and OTC listings, time value and volatility factors underlying the commitments. The values are adjusted to reflect the potential impact of liquidating the Group’s position in an orderly manner over a reasonable period of time under current market conditions.

T. CONSOLIDATED STATEMENTS OF CASH FLOWS

For the purposes of the accompanying consolidated statements of cash flows, the cash category includes cash and cash equivalents and marketable securities. Items in the cash category are short-term, highly liquid investments with an initial maturity of less than three months, that are readily convertible into known amounts of cash.

The accompanying consolidated statements of cash flows show the actual flow of cash associated with the operations of the Group for the year using opening balance sheet amounts, restated for year-end exchange rates and changes in the scope of consolidation. Cash acquired from acquisitions net of cash disposed of in divestitures is included within Investing cash flows, which also contains the cash flows to effect the related acquisition or disposal.

If material, the cash flows of subsidiaries disposed of during the year are included in the accompanying consolidated statements of cash flows from January 1 until the date of their disposal.

Certain movements impacting the balance sheet are not considered cash flows: reclassifications, mergers and partial asset transfers, and changes in accounting method.

Net income is adjusted for non-cash items to arrive at gross cash flow. Current asset write-downs are treated as immediate realized losses and, as such, impact gross cash flow and cash flow from operating activities based on current asset movements net of write-downs.

Supplemental disclosure of cash flow information is as follows:

In millions of €	For the years ended December 31,	2002	2001	2000

Cash paid:	Interest	1,441	1,329	1,256

	Income tax	357	529	711

Cash paid for acquisitions accounted for as purchases:

Fair value of assets acquired (including goodwill)		4,662	5,774	12,030

Less liabilities assumed		(488)	(2,343)	(4,420)

Less share capital issued to sellers		—	—	—

Less cash acquired		(50)	(302)	(750)

NET CASH PAID		4,124	3,129	6,860

U. EARNINGS PER SHARE

Earnings per share is calculated based on the Group’s net income divided by the weighted average number of the parent company shares outstanding during the year. In accordance with international practice, shares outstanding are shares issued less treasury stock shares held by SUEZ or subsidiaries under its control (also on a weighted average basis), irrespective of whether such shares are recorded in marketable securities or deducted from shareholders’ equity.

All per share data presented in the five-year financial summary and at the foot of the accompanying consolidated statements of income is calculated based on the weighted average number of shares outstanding during the reporting period detailed in Note 13.

The weighted average number of shares and earnings per share is also analyzed for any dilution caused by stock options, equity warrants and convertible bonds. The calculation of diluted earnings per share presented on the statement of income is detailed in Note 13.

V. US GAAP RECONCILED FINANCIAL STATEMENTS

As part of its ADS program, SUEZ files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with Net income and Shareholders’ equity determined in accordance with US GAAP. US GAAP key figures can vary significantly compared with their French GAAP counterparts due to differences in Group structure (in particular, Electrabel and its subsidiaries are accounted for under the equity method under US GAAP as control criteria are not satisfied) and accounting standards, primarily as regards acquisition accounting (SUEZ-Lyonnaise des Eaux merger, minority interest buy-outs in Société Générate de Belgique, Tractebel, SITA, etc.), financial instruments, reserves, stock options and employee savings schemes.

Once filed, by June 30 at the latest, a copy of the 20-F report can be obtained from the Company’s corporate headquarters and the Internet site (www.suez.com).

NOTE 2—MAJOR TRANSACTIONS AND PRO FORMA INFORMATION

2.1 MAJOR ACQUISITIONS IMPACTING THE COMPARABILITY OF 2002 AND 2001 FIGURES

No major acquisitions were performed in 2002. Significant transactions in 2001 are presented below.

•	Acquisition of GTI

SUEZ, through Tractebel, acquired the entire share capital of GTI on August 31, 2001, by public tender offer. The Amsterdam Euronext listed company operates primarily in Belgium and the Netherlands in the construction, management and maintenance of electrical installations.

This €342.2 million investment generated goodwill of €255.2 million, which is being amortized over 20 years.

GTI was consolidated for 4 months in 2001, commencing September 1, 2001.

In millions of €	Revenues	Operating income	Net cash and cash equivalents	Total assets

2001 based on 12 months	1,155.4	37.2	74.8	1,628.3

2001 contribution to SUEZ	386.1	12.6	74.8	1,628.3

2002 contribution to SUEZ	1,115.5	30.6	63.0	498.5

•	Acquisition of Axima Winterthur (formerly Sulzer Infra)

SUEZ, through Tractebel, acquired the entire share capital of the Swiss Group Axima Winterthur (formerly Sulzer Infra) on August 9, 2001, for €243.9 million. Present in Switzerland, Austria, Spain, Germany, the United Kingdom and the Netherlands, Axima Winterthur is involved in the construction and management of technical installations.

This acquisition generated goodwill of €194.6 million, which is being amortized over 20 years.

Axima Winterthur was consolidated for five months in 2001, commencing August 1, 2001.

In millions of €	Revenues	Operating income	Net cash and cash equivalents	Total assets

2001 based on 12 months	1,142.7	18.4	139.7	535.7

2001 contribution to SUEZ	481.7	22.3	139.7	535.7

2002 contribution to SUEZ	853.3	(17.7)	145.2	504.0

•	Pro forma Information

The following summary presents unaudited pro forma results of operations as if the business acquisitions described in this section had occurred on January 1, 2001. The pro forma results are for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred had the business acquisitions been consummated on January 1, 2001, nor are they necessarily indicative of future operating results. They are based on operating data, prior to the acquisition of the subsidiaries concerned, taking account of acquisition financing costs, the depreciation of fair value adjustments, the amortization of goodwill and any tax effects.

In millions of € , except per share	2002	2001

Revenues	46,089.8	43,789.5

Net income/(loss)	(862.5)	2,065.2

Basic earnings/(loss) per share	(0.87)	2.12

2.2 UNIFICATION OF THE FORTIS SECURITY AND SALE OF VINCI SECURITIES IN 2001

•	Unification of the Fortis security in 2001

The Fortis B and Fortis NL Extraordinary General Meetings held on December 14, 2001, approved the unification of outstanding Fortis B and Fortis NL shares and the creation of a new single Fortis share listed on the Amsterdam and Brussels Euronext markets and the Luxembourg Stock exchange.

Prior to unification of this security:

•	SUEZ held, via Société Générate de Belgique, 19.60% of the share capital of Fortis B.

•	Fortis B held 56.94% of the share capital of Fortis SA, which held the entire share capital of Fortis Bank and 56.94% of the share capital of Fortis NV, which in turn held the entire share capital of Fortis Insurance.

•	Fortis NL held 43.06% of the share capital of Fortis SA and 43.06% of the share capital of Fortis NV.

Following completion of the unification transactions, the former Fortis B and Fortis NL shareholders held Fortis units conferring an identical interest in Fortis SA and Fortis NV. The Fortis units held by SUEZ represented 11.16% of the share capital of Fortis SA and Fortis NV.

Given these percentage interests, Fortis B was accounted for under the equity method in the SUEZ consolidated financial statements up to December 17, 2001, the listing launch date of the Fortis units, and deconsolidated thereafter.

•	Sale of Vinci securities in 2001

Most of the Vinci securities held by the Group following the public offer of exchange launched by Vinci for Groupe GTM in July 2000 were subsequently sold in 2001 through a number of transactions, generating pre-tax capital gains of €298.0 million in the period.

In the consolidated financial statements for the year ended December 31, 2000, SUEZ opted for the alternative treatment permitted by the new consolidation regulation, allowing Groupe GTM to be accounted for under the equity method from January 1, 2000 up to the date of transfer of control. During the first nine months of 2000, Groupe GTM generated Revenues and Net operating income of €4.59 billion and €0.12 billion respectively (excluding energy and industrial service activities).

Vinci was accounted for under the equity method up to April 30, 2001.

•	Impact of these transactions on the comparability of the 2002 and 2001 consolidated financial statements

Had the Fortis and Vinci Groups not been accounted for under the equity method in the SUEZ consolidated financial statements for 2001, Net income and Segment profit (EBITDA) would have been as follows (In millions of €):

Segment profit	EBITDA	Net income

Published consolidated financial statements for the year ended December 31, 2001	7,737.9	2,086.7

Cancellation of the equity share in Fortis and Vinci net income	(306.2)	(306.2)

Cancellation of amortization of Fortis and Vinci goodwill	NA	8.8

Recognition of dividends received from Fortis and Vinci	133.7	133.7

Consolidated financial statements for the year ended December 31, 2001, adjusted for the equity accounting of Fortis and Vinci	7,565.4	1,923.0

2.3 OTHER MAJOR TRANSACTIONS

•	Partial sale of Elia in 2002

Elia, a subsidiary of Elia System Operator (ESO), was created to manage the high-voltage electricity transmission network in Belgium. On May 31, 2002, the Group sold 30% of ESO to PubliT, a company owned by several Belgian local authorities. Following this transaction, the Group held 70% of both companies.

The Belgian Federal Council of Ministers’ appointment of ESO to manage the transmission network was finalized on September 13, 2002. ESO and Elia, fully consolidated up until the appointment, have since been accounted for under the equity method, resulting notably from the entry into office of the new ESO non-executive directors, leading to the Group’s loss of control over this company.

This sale generated a net capital gain of €166.9 million, Group share, and included a resale option granted to the purchaser (the main terms and conditions of which are presented in Note 20.3 Other Commitments).

•	Partial sale of NOOS in 2001

On May 18, 2001, France Telecom transferred its Plan Câble network infrastructure to the SUEZ subsidiary, Suez Lyonnaise Telecom (SLT), which operates under the NOOS trade name and now integrates both the operation of and utilization rights for the cable network infrastructure, primarily located in Paris and the Greater Paris area. This agreement with France Telecom enabled SUEZ to realize a capital gain (dilution premium) of €310.3 million. SUEZ now holds 50.1% of the new structure, while 22.9% of SLT was sold by France Telecom to Morgan Stanley Dean Witter Private Equity and the remaining 27% is held by France Telecom following the return by NTL of its interest in NOOS. All Cable activities are 50.1% proportionally consolidated with effect from May 1, 2001, by virtue of the rights transferred to Morgan Stanley Dean Witter Private Equity under the shareholders’ pact. Within the context of this restructuring of its cable activities, SUEZ granted a number of loans in 2002 (see Note 10.3) accompanied by clauses enabling their repayment in SLT shares or SLT stock subscription warrants.

2.4 SITUATION IN ARGENTINA

•	Economic context

SUEZ’s operations in Argentina are primarily concentrated in the Water sector, and comprise direct and indirect investments, via Agbar, in Aguas Argentinas (concession for the city of Buenos Aires, 46% stake), Aguas Provinciales de Santa Fe (58% stake) and Aguas Cordobesas (44% stake). These three companies are fully consolidated in the SUEZ financial statements.

Operations in the Energy (Litoral Gas, 63% stake and Gasoducto Nor Andino, 79% stake) and Waste Services (Cliba, 45% stake) sectors are more limited.

After introducing a certain number of monetary measures and exchange rate controls at the beginning of December 2001, the Argentine government defaulted on its external debt payments and, on January 6, 2002, enacted an emergency law notably bringing to an end the linkage to the US dollar in place since 1991. This law was followed by a number of measures setting operating terms and conditions for the financial markets, closed since December 21, 2001 and resulting, in particular, in the creation of an exchange rate market launched on January 11, 2002. During the first three days of trading, the average peso exchange rate stood at approximately ARS 1.6 to the US Dollar. On December 31, 2002 the exchange rate was ARS 3.37 to the US Dollar, representing a devaluation of 70% since the peso was allowed to float freely. At the year-end, the Group translated the assets and liabilities and the unrealized exchange losses on debt denominated in strong currencies of Argentine companies at the closing exchange rate of ARS 1 to €0.2832 on December 31, 2002 (ARS 1 to €0.7008 on December 31, 2001). Cash flows and income and expense items (other than the aforementioned exchange losses) of entities whose day-to-day operations are denominated in the Argentine peso are translated at the average rate during the period of ARS 1 to €0.3318 for 2002 (compared to ARS 1 to €1.1167 for 2001).

In accordance with the opinion issued by the French National Accounting Institute (Conseil National de la Comptabilité) in December 2002, Argentina’s economy is not considered hyper-inflationary.

In addition, the law of January 6, 2002 rendered null and void all public sector price indexing measures under government contracts and introduced an obligation for the individual renegotiation of these contracts, taking into account economic and social constraints, the need to preserve the quality of public services and the financial interests of the service providers.

Faced with this situation, SUEZ immediately took a number of measures to ensure the ongoing activity of its subsidiaries and the continuity and quality of services.

Nonetheless, the new economic situation raises a number of uncertainties regarding the future of SUEZ Argentine subsidiaries and investments. This will depend, in particular, on general economic and political developments in the country and the outcome of:

•	public service contract renegotiations (price adjustment mechanisms, capital expenditure schedule reductions and, more generally, changes to contractual clauses to respond to the new economic environment) within the framework of the formal negotiation process detailed in Decree N°293/2002 of February 14, 2002;

•	negotiations held in simultaneously with lenders who could, under certain predetermined conditions, request the repayment of loans or call non-several guarantees granted by sponsors such as SUEZ, due to downturns in the financial ratios of the companies concerned, certain of which only partially serviced their debts in 2002. Certain multilateral lenders have already, in 2002, called on sponsors to make funds available to companies (“Project Funding Undertakings”) under these commitments. Negotiations are in progress (standstill) to temporarily reduce, within an organized framework, payments due by these companies pending clarification of the framework of their activities.

The negotiation process is still ongoing and the subsidiaries are not in a position to quantify its impact on the main terms and conditions of current contracts, particularly in regard to rate changes and the amount of capital expenditure.

The Group is likely to take advantage of contractual provisions, in particular in the Aguas Argentinas concession contract, guaranteeing a fair remuneration on capital employed (U.S. Dollar equivalent) and entitling the concession holder, in the event of contract termination, to compensation based on the net book value of assets, plus a premium in the event of fault by the concession grantor and minus the amount of performance bonds in the event of fault by the concession holder.

SUEZ therefore filed in June 2002 a claim against the Argentine government, in accordance with the procedures provided for in the Investment Protection Bilateral Treaty between the French and Argentine Republics. These procedures oblige the Argentine government to negotiate measures to correct or compensate for the damage suffered by investors as a result of its acts or omissions. Should these out-of-court negotiations fail to find a solution within the six-month minimum period defined by the Bilateral Treaty, the Group may submit the dispute for international arbitration to the ICSID (International Centre for Settlement of Investment Disputes), the Arbitration Court of the World Bank.

Impact on the consolidated financial statements

As of December 31, 2002, the Group recorded an exceptional charge, Group share, of €500 million ( €610.9 million before minority interests and tax) encompassing exchange losses on dollar-denominated borrowings, asset impairment, notably in respect of goodwill and deferred tax assets, and allocations to provisions for contingencies and losses, including those relating to the various negotiations in progress.

For the period ended December 31, 2001, the Group recorded an exceptional charge, after tax and minority interests, of €198 million in the consolidated financial statements, primarily to reflect the initial impact of the devaluation on dollar-denominated borrowings.

NOTE 3—OPERATING INCOME

3.1 REVENUES AND OTHER OPERATING INCOME

In millions of €	2002	2001	2000

TOTAL REVENUES(a)	46,089.8	42,359.2	34,617.0

Including energy trading activities	5,872.0	3,869.0	681.0

Internal costs allocated to capitalized assets(b)	587.4	524.0	601.1

Expense transfers(c)	130.8	206.6	217.3

Income from disposals and sales(d)	362.8	46.4	136.3

Other current income	525.3	573.3	385.8

TOTAL OTHER OPERATING INCOME	1,606.3	1,350.3	1,340.5

(a)	On December 21, 2001, the Brazilian regulatory authorities signed an agreement with the electricity sector in settlement of the 2001 rationing resulting from the drought. On March 13, 2002, the authorities forwarded a detailed statement to Tractebel Energia (78% Group subsidiary) of the price supplements receivable as a result of the rationing, generating additional income in 2002 of BRL 621 million. Cash settlement will primarily be assured within the framework of financing organized by the Brazilian Development Bank (BNDES) and an initial payment of BRL 124 million was received on December 30, 2002. A final breakdown should be received in the first half of 2003.
(b)	Costs incurred in respect of tangible assets produced and used internally by the company.
(c)	Includes capital increase costs offset against Group additional paid-in capital of €14.7 million in 2002, and €13.3 million in 2000 (amount immaterial in 2001).
(d)	Notably includes income from disposals of construction site equipment and assets under concession, as well as income from the sale of venture capital companies. For the year ended December 31, 2002, the venture capital company, SI Finance, and its subsidiaries contributed €188.1 million to this item ( €2.1 million in 2001 and €120.3 million in late 2000).

3.2 INCOME FROM MIXED INTER-MUNICIPAL COMPANIES AND PARTNERSHIPS

In millions of €	2002	2001	2000

Share in mixed inter-municipal companies’ income	460.9	434.0	437.1

Partnerships	6.4	(10.2)	(11.6)

TOTAL	467.3	423.8	425.5

The income of inter-municipal companies corresponds to the share held by Electrabel, a Tractebel subsidiary, in the results of mixed gas and electricity inter-municipal companies, through which Electrabel is in partnership with several Belgian municipalities.

3.3 OTHER OPERATING EXPENSES CONSIST OF THE FOLLOWING

In millions of €	2002	2001	2000

Supplies and utility costs	1,849.7	1,662.7	1,753.3

Sub-contracting	2,432.8	1,956.9	1,536.4

Rental and joint ownership expenses	527.1	460.9	383.5

External personnel	605.2	565.1	478.5

Repairs and maintenance	772.0	698.5	476.6

Professional fees	542.0	410.5	357.1

Other	6,299.9	5,320.9	4,828.1

TOTAL	13,028.7	11,075.5	9,813.5

3.4 DEPRECIATION, AMORTIZATION AND PROVISIONS

In millions of €	2002	2001	2000

Depreciation and amortization	2,613.8	2,701.5	2,580.6

Intangible assets	303.2	284.2	305.6

Tangible assets(a)	2,238.4	2,350.3	2,212.8

Assets under concession	72.2	67.0	62.2

Provisions	457.1	397.2	445.1

Renewal of fixed assets	93.1	70.7	29.4

Inventories, accounts receivable and marketable securities	54.9	215.2	159.5

Contingencies and losses	277.8	127.2	241.4

Other	31.3	(15.9)	14.8

TOTAL	3,070.9	3,098.7	3,025.7

(a)	including depreciation relating to assets held under capital lease contracts of €98.1 million in 2002, €69.5 million in 2001 and €62.9 million in 2000.

NOTE 4—FINANCIAL INCOME

Financial income components include the following:

In millions of €	2002	2001	2000

Dividends from investments	338.3	158.7	153.2

Net interest and similar expenses	(1,385.4)	(1,628.2)	(1,502.0)

Net allocations to provisions for losses on marketable securities	(122.7)	(35.5)	(1.6)

Other financial income	193.8	247.3	378.4

FINANCIAL LOSS	(976.0)	(1,257.7)	(972.0)

EBITDA (as defined as segment profit in Note 22) coverage of net financial costs is calculated as follows:

In millions of €	2002

Net interest and similar expenses	(1,385.4)

EBITDA (Segment profit)	7,253.7

EBITDA COVERAGE RATIO	5.2

NOTE 5—EXCEPTIONAL INCOME/(LOSS)

In millions of €	2002	2001	2000

Capital gains on disposals and provisions, net	600.6	1,645.8	1,142.1

Other exceptional expenses, net	(2,384.3)	(819.6)	(573.4)

EXCEPTIONAL INCOME/(LOSS)	(1,783.7)	826.2	568.7

5.1 CAPITAL GAINS ON DISPOSALS OF ASSETS, NET

In 2002, capital gains primarily relate to the sale of securities: TPS (€169.8 million), Scottish Power (€112.1 million, or €33.8 million Group share), Chateaud’eau (€90.2 million), Arcelor ( €51.4 million), Iberdrola ( €103.6 million, or €70.8 million Group share), Acesa (€108.5 million, or €98.6 million Group share), Adeslas (€82.8 million, or €41.9 million Group share) and the partial sale of Elia (see Note 2.3, €538.9 million, or €166.9 million Group share). This account also includes capital gains realized on the sale of various real-estate assets ( €188.3 million) leased back by the Group (see Note 20.2: Operating leases which may not be terminated), and the impact of the sale of and allocations to / reversals of provisions against Axa (-€225.4 million) and Fortis (-€244.6 million) securities. Finally, this account contains provisions against the portfolio of miscellaneous listed and unlisted securities (-€353 million, or -€286.1 million Group share).

In 2001, net capital gains primarily comprise the €310.3 million dilution gain recognized on the regrouping of SUEZ and France Telecom cable activities (see Note 2.3), the sale of Vinci securities in the amount of €298 million (see Note 2.2) and Fortis securities in the amount of €100 million, sales of TotalFinaElf securities (€164.6 million) and SES exchange capital gains (€137.8 million). This line item also includes the impact of the conversion of the AXA bonds into securities on January 1, 2001 (which, in the absence of a specific accounting recommendation is treated as an exchange transaction) and write-down provisions against this line of a net amount of €256.1 million. These disposals were accompanied by financial instruments, such as collars or equity swaps, under which SUEZ temporarily retains the risks and benefits associated with fluctuations in the market value of the securities, as presented in Note 18.2. These instruments matured in 2002.

In 2000, net capital gains primarily relate to the sale of Sofinco shares (€275.5 million), the Vinci /GTM public offers of exchange and disposals (€239.6 million), disposals of SES (€120.5 million) and Nigen (€107.6 million) securities, partial disposals of TotalFinaElf (€98.0 million) and Fortis (€90.7 million) securities and finally the withdrawal from the Kazakhstan subsidiaries (€186.4 million).

5.2 OTHER EXCEPTIONAL EXPENSES, NET

In 2002, other net exceptional expenses include the impact of the South-American crisis in the amount of €826.1 million, or €612.3 million Group share, including €500.1 million related to Argentina and €112.2 million resulting from the deterioration in the Brazilian real/US dollar exchange rate. These exceptional expenses also include various charges and provisions relating to the discontinuation of activities (€299.1 million, or €243.9 million Group share, primarily concerning the Jakarta, Manila and Atlanta contracts) and an expense of €786.6 million related to value adjustments to certain assets (€563.8 Group share, including €162.3 for the write-down of goodwill balances of German subsidiaries in the Waste Services sector, €175 million for the write-down of securities and other assets in the Communication sector, €90 million for the write-down of goodwill balances of Chilean water subsidiaries and €107 million for the write-down of Dutch energy subsidiaries). Finally, this account includes various restructuring costs and provisions (€168.3 million, or €147.4 million Group share).

In 2001, other net exceptional expenses primarily comprise restructuring costs (€198.9 million, including €103.4 million related to the 2003 Transform program launched by Electrabel and supply chain integration and restructuring costs of €91.0 million incurred by Ondeo Nalco), asset write-downs (€360.9 million, primarily in the Communication and Waste Services sectors) and exceptional capital losses net of reversals of provisions for emerging country risk (€335.8 million, including €314.4 million related to the devaluation of the Argentine peso, or €80.0 million Group share).

In 2000, other net exceptional expenses primarily included write-downs of goodwill balances (€336.1 million), restructuring costs (€129.9 million, of which 70% within the Water Sector) and loan issue and project costs (€89.3 million).

NOTE 6—INCOME TAX

6.1 INCOME TAX

Income before income tax and goodwill amortization for the years ended December 31, consists of the following:

In millions of €	2002	2001	2000

Current income of fully consolidated companies	2,731.6	2,806.1	2,806.0

Exceptional income/(loss)	(1,783.7)	826.2	568.7

Income before Income tax and goodwill amortization	947.9	3,632.3	3,374.7

French companies	(694.1)	746.6	191.3

Foreign companies	1,642.0	2,885.7	3,183.4

Income before Income tax and goodwill amortization	947.9	3,632.3	3,374.7

A reconciliation of the French statutory income tax rate (35.43% in 2002, compared to 36.43% in 2001 and 37.77% in 2000) with the Group’s effective income tax rate for the years ended December 31 is presented below:

In millions of €	2002	2001	2000

Income before income tax and goodwill amortization multiplied by statutory rate	(335.9)	(1,323.2)	(1,274.6)

Impact of:

Taxation in jurisdictions outside of France	(20.3)	21.7	99.7

Permanent differences	249.6	437.6	(10.8)

Capital gains and other income taxed at a reduced rate or nil(a)	84.0	247.1	244.0

Additional tax expense(b)	(53.4)	(70.0)	(15.5)

Discounting of deferred tax balances	52.4	13.4	49.4

Unrecorded deferred tax assets on timing differences and tax loss carryforwards(c)	(732.9)	27.7	167.2

Change in tax rates of deferred tax liabilities or assets	(23.8)	(12.5)	(24.9)

Tax credits	66.3	11.9	35.1

Other	56.9	(75.7)	67.9

Actual income tax charge	(657.1)	(722.0)	(662.5)

Effective tax rate (actual income tax charge divided by income before income tax and goodwill amortization)	69.3%	19.9%	19.6%

(a)	Including non-taxable capital gains in Belgium.
(b)	Including the 5% tax payable on dividends in Belgium.
(c)	The change in 2002 is primarily due to the non-recognition of deferred tax assets in respect of net operating loss carryfowards generated by the tax consolidation group created around SUEZ, the Environment companies in Argentina, and certain companies in the Communication sector.

The income tax charge for the years ended December 31 breaks down as follows:

In millions of €	Income tax on current income			Income tax on exceptional income			Total

	2002	2001	2000	2002	2001	2000	2002	2001	2000

Current income tax

French companies	(3.6)	56.8	17.7	(54.0)	(127.4)	(126.1)	(57.6)	(70.6)	(108.4)

Foreign companies	(558.1)	(557.4)	(616.9)	150.6	(3.8)	83.8	(407.5)	(561.2)	(533.1)

TOTAL CURRENT INCOME TAX	(561.7)	(500.6)	(599.2)	96.6	(131.2)	(42.3)	(465.1)	(631.8)	(641.5)

Deferred income tax

French companies	(19.9)	(16.8)	(10.8)	5.7	(12.1)	8.3	(14.2)	(28.9)	(2.5)

Foreign companies	(139.9)	(168.3)	2.3	(37.9)	107.0	(20.8)	(177.8)	(61.3)	(18.5)

TOTAL DEFERRED INCOME TAX	(159.8)	(185.1)	(8.5)	(32.2)	94.9	(12.5)	(192.0)	(90.2)	(21.0)

TOTAL INCOME TAX CHARGE	(721.5)	(685.7)	(607.7)	64.4	(36.3)	(54.8)	(657.1)	(722.0)	(662.5)

In 2002, SUEZ was the parent company of a tax consolidation group comprised of 192 companies. Other tax groups are formed in France where possible.

As of December 31, 2002, the Group had net operating loss carryforwards (NOLs) and tax credits carried forward of €5,386.0 million, which will expire as follows:

In millions of €	NOLs and tax credits carried forward

2003	286.4

2004	62.7

2005	112.1

2006	466.0

2007	1,402.5

2008 and thereafter	3,056.3

TOTAL	5,386.0

6.2 DEFERRED TAX

Net deferred tax liabilities, before netting of deferred tax assets and liabilities by tax entity, are detailed hereafter:

In millions of €	2002	2001

Deferred tax assets:

Net operating losses and tax credit carryforwards	1,570.9	963.6

Pension commitments	652.5	816.1

Accrued liabilities	886.8	887.8

Unrecorded deferred tax assets(a)	(1,484.4)	(957.0)

Other	866.2	708.3

TOTAL	2,492.0	2,418.8

Deferred tax liabilities:

Intangible asset fair value adjustments	(1,078.2)	(1,342.6)

Depreciation of property, plant and equipment	(1,394.9)	(1,364.4)

Tax-driven reserves	(236.1)	(219.6)

Discounting of deferred tax liabilities	569.3	564.4

Other	(1,410.0)	(1,184.8)

TOTAL	(3,549.9)	(3,547.0)

NET DEFERRED TAX LIABILITIES	(1,057.9)	(1,128.2)

(a)	Unrecorded deferred tax assets.

Unrecorded deferred tax assets in respect of the SUEZ tax consolidation group alone amounted to €627.4 million at the end of 2002 (€332.6 million as of December 31, 2001).

The increase in 2002 was primarily due to the non recognition of deferred tax assets relating to loss carryforwards generated over the period.

The most distant reversal schedule for net deferred tax assets not recorded in the consolidated balance sheet must be considered to be infinite, with certain losses being carried forward indefinitely.

Movements in net deferred tax liabilities recorded in the consolidated balance sheet, after netting of deferred tax assets and liabilities by tax entity, break down as follows:

In millions of €	Assets	Liabilities	Net liabilities

As of December 31, 2001	999.3	(2,127.5)	(1,128.2)

Net income for the period	183.0	(375.0)	(192.0)

Other	(133.8)	396.1	262.3

Impact of netting by tax entity	(209.4)	209.4	—

As of December 31, 2002	839.1	(1,897.0)	(1,057.9)

NOTE 7—COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

The Group’s share in the equity and net income/(loss) of equity investees is summarized as follows:

	2002		2001		2000

In millions of €	Equity	Net income (loss)	Equity	Net income (loss)	Net income (loss)

Businesses:

Belgian mixed inter-municipal companies(a)	2,345.2	2.6	2,316.7	21.7	—

Elia(b)	145.1	27.6	—	—	—

Polaniec	99.8	5.0	69.5	5.4	2.6

Belgonucléaire	19.6	6.9	9.3	6.9	—

Other Energy investees	214.5	18.5	160.4	23.3	4.1

CEM (Macau electricity company)	—	—	66.7	14.0	14.3

Ormas Ambiental	(22.1)	(24.7)	9.3	(12.1)	1.6

Maynilad Water Services	(45.3)	(10.3)	(44.3)	(43.8)	—

Malaysian water companies	28.6	4.5	40.5	5.9	7.7

Other	184.7	10.0	192.9	18.5	(2.3)

TOTAL BUSINESSES	2,970.1	40.1	2,821.0	39.8	28.0

Other businesses:

Fortis B (banking and insurance)(c)	—	—	—	292.6	363.8

Umicore (non-ferrous metals)	283.1	15.1	307.9	34.5	27.8

Coficem/Sagem (sold in June 2002)	—	—	106.7	(5.5)	29.1

Télévision par Satellite (TPS)(e)	—	(5.5)	0.9	(34.2)	(41.9)

Vinci (construction and infrastructure concessions)(d)	—	—	—	13.6	105.2

Other	17.2	1.7	17.5	(7.1)	(0.5)

TOTAL OTHER BUSINESSES	300.3	11.3	433.0	293.9	483.5

TOTAL	3,270.4	51.4	3,254.0	333.7	511.5

(a)	Electrabel’s share in the income of mixed inter-municipal companies is included in operating income (see Note 3.2 for further details).
(b)	Following the appointment of ESO to manage the transmission network by the Belgian Federal Council of Ministers on September 13, 2002 and the entry into office of the new ESO independent directors (see Note 2.3), ESO and Elia are accounted for under the equity method.
(c)	This company is accounted for under the equity method up to December 17, 2001, the date of unification of the Fortis share (see Note 2 for a description of the transaction) and deconsolidated thereafter.
(d)	In the 2000 financial statements, SUEZ adopted the alternative treatment permitted by CRC Regulation n°99-02, allowing Groupe GTM to be accounted for under the equity method from January 1, 2000. As of December 31, 2000, this line item therefore comprised Groupe GTM accounted for under the equity method from January 1 to September 30, 2000 and Vinci accounted for under the equity method from October 1 to December 31, 2000. In 2001, this line items comprises Vinci accounted for under the equity method up to April 30, 2001 (see Note 2.2).
(e)	TPS was sold on October 2, 2002.

The Group received dividends from companies accounted for under the equity method of €492.7 million, €529.2 million and €522.2 million in 2002, 2001, and 2000, respectively.

Goodwill related to companies accounted for under the equity method totaled €50.6 million as of December 31, 2002, compared to €168.7 million as of December 31, 2001 and €411.0 million as of December 31, 2000 (see Note 8).

Summarized financial information in respect of the main affiliates accounted for under the equity method is presented below as of December 31, 2002:

Mixed inter-municipal companies

In millions of €	2002	2001

Balance Sheet Information:

Total current assets	3,988	4,144

Total assets	9,936	9,974

Total current liabilities	3,928	3,983

Total liabilities	4,373	4,377

Shareholders’ equity	5,562	5,597

Total liabilities and shareholders’ equity	9,936	9,974

Income Statement Information:

Revenues	5,204	6,043

Other operating income	154	140

Operating expenses	4,329	5,032

Net income	1,567	1,303

The above financial information represents the combined financial data of the individual mixed inter-municipal companies under Belgian GAAP.

Umicore Group (formerly Union Minière)

In millions of €	2002	2001

Balance Sheet Information:

Total current assets	1,200	1,449

Total assets	2,283	2,542

Total current liabilities	840	946

Total liabilities	933	1,100

Minority interests	69	68

Shareholders’ equity, Group share	1,023	1,104

Total liabilities and shareholders’ equity	2,283	2,542

Income Statement Information:

Revenues	3,172	3,511

Operating expenses	(3,095)	(3,515)

Tax	3	10

Net income	48	116

The above financial information is taken from the consolidated financial statements of Umicore, drawn up in accordance with Belgian GAAP.

NOTE 8—GOODWILL

In millions of €		Goodwill	Negative

Balance sheet as of December 31, 2000		9,763.6	(200.3)

Goodwill recorded in 2001		1,060.0	(25.8)

Significant changes include:

- Acquisition of a 40% stake in ONES (formerly Neec, Water treatment—USA)	279.4

- Acquisition of Groupe GTI (Energy companies—Netherlands)	243.9

- Acquisition of the Axima Winthertur Group (Energy companies—Switzerland)	202.9

Changes in consolidation scope and unrealized foreign exchange gains and losses(a)		33.7	(29.2)

Amortization expense		(460.9)	38.3

Exceptional amortization		(77.1)

Balance sheet as of December 31, 2001		10,319.3	(217.0)

Goodwill recorded in 2002		487.0	(141.9)

Significant changes include:

- Acquisition of an additional stake in Tractebel	140.0

- Acquisition of Electrabel securities by Tractebel	91.4

- Téris (acquisition of 50% from Rhodia)	37.2

Changes in consolidation scope and unrealized foreign exchange gains and losses(b)		(1,033.8)	(5.5)

Amortization expense		(413.0)	30.4

Exceptional amortization(c)		(648.6)

Balance sheet as of December 31, 2002		8,710.9	(334.0)

(a)	Primarily comprises the increase in the percentage interest in Electrabel and Fluxys (€163.2 million), and the finalization in 2001 of the opening balance sheets of companies acquired in 2000 (-€127.8 million).
(b)	Notably the impact of exchange rate fluctuations in the amount of -€662.4 million and sales in the amount of -€275.8 million (mainly Thai power plants, Coficem, Châteaud’eau and TPS).
(c)	Included in the Statement of income in Other net exceptional expenses. Primarily concerns in 2002, the write-down of goodwill balances of certain subsidiaries operating in the Waste Services business in Germany (€162.3 million), the Water business in Chile (€143.4 million) and Argentina (€74.6 million) and the Energy business in Holland (€242.0 million). Necessitated by revised profit forecasts of the entities concerned, these write-downs brought the value of these entities on consolidation into line with their fair value (see Note 1-F).

NOTE 9—TANGIBLE AND INTANGIBLE ASSETS, DEPRECIATION AND AMORTIZATION

9.1 TANGIBLE AND INTANGIBLE ASSETS

Gross value:

In millions of €	As of December 31, 2001	Movements during the year			As of December 31, 2002
		Consolidation scope and unrealized foreign exchange gains/(losses) (a)	Additions	Other movements (b)

Intangible assets	5,558.2	(620.7)	338.8	147.3	5,423.6

Assets owned outright	58,132.8	(8,308.6)	3,641.8	(1,266.0)	52,200.0

Assets under concession	8,028.6	32.4	184.7	4.0	8,249.7

Tangible assets	66,161.4	(8,276.2)	3,826.5	(1,262.0)	60,449.7

(a)	Primarily comprises the impact of the deterioration of the Argentine peso (€919.4 million), the Brazilian real (€1,460.1 million), the US dollar (€2,455.1 million), and the pound sterling ( €420.7 million) .
(b)	Including disposals and eliminations (-€1,626.6 million) and, among assets under concession, capital expenditure financed or contributed by third parties (local authorities, water authorities) in the amount of €141.6 million.

Depreciation and amortization:

In millions of €	As of December 31, 2001	Movements during the year			As of December 31, 2002
		Consolidation scope and unrealized foreign exchange gains/(losses) (a)	Additions	Other movements (b)

Accumulated amortization, intangible assets	1,323.3	(123.2)	327.8	(7.3)	1,520.6

Assets owned outright	25,673.7	(2,802.2)	2,331.4	(674.7)	24,528.2

Assets under concession	2,496.1	(10.3)	41.7	118.2	2,645.7

Accumulated depreciation, tangible assets	28,169.8	(2,812.5)	2,373.1	(556.5)	27,173.9

(a)	Primarily comprises the deterioration of the Argentine peso (€ 232.2 million), the Brazilian real (€185.1 million), the US dollar (€ 467.9), and the pound sterling (€100.3 million).
(b)	Including disposals and eliminations (€675.6 million) and, among assets under concession, depreciation recorded on behalf of concession grantors paid out of the special contra account for fixed assets received, included in liabilities in the balance sheet (€180.8 million).

9.2 TANGIBLE ASSETS OWNED OUTRIGHT

In millions of €	2002	2001	2000

Land	817.2	1,031.5	723.2

Buildings	4,731.8	5,971.9	6,136.6

Machinery and equipment	15,783.2	17,753.6	16,878.6

Capitalized dismantling and asset retirement costs(a)	163.8	—	—

Vehicles	623.9	666.1	733.1

Fixed assets under capital lease(b)	908.0	1,058.8	1,060.0

Construction in progress and down-payments	2,989.5	3,796.2	4,009.3

Other fixed assets	1,654.4	2,181.0	2,061.7

TOTAL NET VALUE	27,671.8	32,459.1	31,602.5

(a) See Note 1-M. (b) Fixed assets under capital lease as of December 31, 2002, 2001 and 2000 break down as follows:

In millions of €	2002	2001	2000

Buildings	270.0	380.9	385.6

Machinery and equipment	921.5	837.1	811.5

Vehicles and other tangible fixed assets	217.7	272.0	188.4

Gross fixed assets under capital lease	1,409.2	1,490.0	1,385.5

Accumulated depreciation	(501.2)	(431.2)	(325.5)

Net fixed assets under capital lease	908.0	1,058.8	1,060.0

The decrease in 2002 in buildings owned outright or under capital lease is due to sales of real-estate assets during the period (see Note 5).

Depreciation of and provisions against tangible fixed assets owned outright (€2,331.4 million, €2,381.8 million and €2,326.4 million for 2002, 2001 and 2000 respectively) are primarily included in “Depreciation, Amortization and Provisions” in the accompanying consolidated statements of income.

9.3 TANGIBLE ASSETS UNDER CONCESSION

In millions of €	2002	2001	2000

Placed under concession by the concession holder	1,949.4	1,966.6	1,886.9

Placed under concession by the concession grantor	3,654.6	3,565.9	3,513.2

Net value—assets	5,604.0	5,532.5	5,400.1

Financing by third parties	292.9	295.9	351.1

Counterpart of fixed assets received	3,654.6	3,565.9	3,513.2

Additional amortization due to asset lives greater than concession duration	901.7	806.8	738.4

Concession accounts—liabilities	4,849.2	4,668.6	4,602.7

TOTAL NET BOOK VALUE	754.8	863.9	797.4

9.4 INTANGIBLE ASSETS

In millions of €	2002	2001	2000

Intangible assets resulting from the acquisition of Environment companies(a)	2,191.9	2,671.5	2,640.2

Purchased goodwill	296.8	107.5	138.6

Software	192.2	189.0	122.5

Intangible rights relating to concession contracts(b)	481.2	484.5	515.9

Other intangibles	740.9	782.4	469.8

TOTAL NET VALUE	3,903.0	4,234.9	3,887.0

(a)	Primarily concerns Nalco and Aguas Andinas. The key components are the customer portfolio, brands (trade name and brands associated with the main products) and patents and licenses for Nalco (total net value of €2,024.8 million) and water rights for Aguas Andinas (total net value of €167.1 million).
(b)	Intangible rights relating to concession contracts are costs paid or payable in return for concession rights. These costs are amortized on a straight-line basis over the term of the contract to which they relate.

Amortization of and provisions against intangible assets (€327.8 million, €321.5 million and €439.4 million for 2002, 2001 and 2000 respectively) are primarily included in “Depreciation, Amortization and Provisions” in the accompanying consolidated statements of income.

NOTE 10—INVESTMENTS AND MARKETABLE SECURITIES

10.1 EQUITY SECURITIES

	As of December 31, 2002		As of December 31, 2001		As of December 31, 2000

In millions of €	Market or estimated value	Net book value	Market or estimated value	Net book value	Market or estimated value	Net book value

Fortis	1,669.3	1,669.3	3,978.0	2,278.9	—	—

TotalFinaElf	527.4	527.4	1,211.4	953.9	1,196.0	787.1

Scottish Power	—	—	284.8	164.9	296.3	164.9

Iberdrola	—	—	605.2	467.8	601.3	467.8

Axa	—	—	542.2	542.2	774.8	270.9

S.E.S Global	106.4	106.4	199.6	197.2	275.0	76.7

Hidrocantabrico	—	—	—	—	240.0	273.5

Atlantic LNG	122.2	122.2	160.7	160.7	134.3	134.3

Acesa	—	—	166.5	61.9	131.9	61.9

Arcelor	—	—	70.0	32.8	77.8	54.4

Galilée/Marignan exchangeable bonds(a)	—	—	195.1	195.1	—	—

LDCOM(a)	389.9	389.9	—	—	—	—

Gas Natural	209.7	208.8	—	—	—	—

Repurchase agreements(b)	1,107.4	1,107.4	—	—	—	—

Other	1,602.2	1,602.2	1,804.5	1,597.7	2,502.0	1,715.9

TOTAL EQUITY SECURITIES	5,734.5	5,733.6	9,218.0	6,653.1	6,229.4	4,007.4

(a)	During the first-half 2002, SUEZ purchased the entire share capital of Galilée Développement and Marignan Investissements, which in turn hold 47.7% of the share capital of FirstMark Communications France (FMCF) for €0.1 million. All FMCF shares held by the Group were then contributed to LDCOM, SUEZ having subscribed to two LDCOM share capital issues in the amount of €200 million. As of December 31, 2002, SUEZ’s stake in LDCOM is €389.9 million, representing 16.55% of the share capital.
(b)	Within the context of the active management of these equity securities, the Group entered into several share repurchase agreements and equivalents which, whatever their legal form, did not give rise to the recognition of a disposal. The securities concerned are therefore retained in the consolidated balance sheet and the reserve policy is unchanged.

The main characteristics of these contracts are as follows:

Securities subject to repurchase agreements	Number of securities concerned (in millions)	Net book value as of December 31, 2002 (In millions of € )	Maturity date

Axa	11.3	157.1	August 2005

Fortis	38.7	636.2	April 2003

TotalFinaElf	1.5	204.4	April 2003

Vinci	2.0	109.7	October 2003

TOTAL		1,107.4

Movements during 2002 and 2001 were as follows:

In millions of €

As of December 31, 2000	4,007.4

Acquisitions(a)	1,425.2

Disposals, net book value(b)	(1,137.1)

Net allocations to reserves	(462.4)

Changes in consolidation scope, exchange rate fluctuations and other changes(c)	2,820.0

As of December 31, 2001	6,653.1

Acquisitions(a)	3,184.3

Disposals, net book value(b)	(2,961.2)

Net allocations to reserves	(807.1)

Changes in consolidation scope, exchange rate fluctuations and other changes(c)	(335.5)

As of December 31, 2002	5,733.6

(a)	In 2001, the main acquisitions concerned TotalFinaElf securities and exchangeable bonds. In 2002, the main acquisitions concerned TotalFinaElf ( 1,075.9 million), Fortis ( 579 million), LDCOM and Gas Natural securities.
(b)	In 2001, the main disposals mainly concerned TotalFinaElf, Hidrocantabrico, Arcelor and USCC securities. In 2002, the main disposals concerned TotalFinaElf ( 1,061.9 million), Fortis ( 322.2 million), Arcelor and Labeyrie securities.
(c)	In 2001, this line item comprised the impact of the Fortis deconsolidation, the redemption of the AXA exchangeable bonds in shares and the exchange of SES securities. In 2002, this line item comprised the impact of the contribution of the FirstMark Communications France (FMCF) shares to LDCOM, the first consolidation of the NTL subsidiaries in France and goodwill.

Gains realized by the Group on the disposal of equity securities totaled 556.6 million, 933.8 million and 171.0 million (before reversal of provisions) in 2002, 2001 and 2000 respectively, and are included in the accompanying consolidated statements of income as “Exceptional income”. Capital gains and losses on the disposal of equity securities realized by venture capital companies are included in current net income and detailed in Note 3.1.

10.2 COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (SEE NOTE 7)

10.3 OTHER ASSETS

Other assets primarily comprise loans granted by SUEZ as part of its Cable activities (Suez Lyonnaise Telecom, 50.1% proportionally consolidated company) in the net amount of 487.7 million, maturing within one year and accompanied by clauses enabling their repayment in Suez Lyonnaise Telecom shares or stock subscription warrants and the Group loan to Elia in the net amount of 597.8 million.

10.4 MARKETABLE SECURITIES

The estimated fair value of the Group’s marketable securities as of December 31, 2002 and 2001 was 2,583.0 million and 1,182.1 million respectively, resulting in unrealized capital gains of 7.3 million and 59.5 million as of December 31, 2002 and 2001 respectively.

As of December 31, 2001, marketable securities included SUEZ shares held by the Group to cover employee stock option plans. A total of 12.9 million shares were held, for a net book value of 353.6 million. Following the reclassification of these shares during the year within Other financial assets (see Note 13.4), the number of SUEZ shares recorded in marketable securities was reduced to 208,596, for a net book value of 2.0 million.

The Group adjusts marketable securities to the lower of cost and market value. Net allocations to reserves for losses in the value of marketable securities, recorded as a financial expense, amounted to 6.7 million in 2002, 5.1 million in 2001 and 6.1 million in 2000.

Net gains and losses from sales of marketable securities, included in other net financial income as total income from marketable securities (see Note 4), consisted of the following:

In millions of €	Gains	Losses	Total

2002	67.8	(60.4)	7.4

2001	37.2	(5.5)	31.7

2000	61.7	(7.7)	54.0

NOTE 11—CURRENT ASSETS

11.1 INVENTORIES AND WORK IN-PROGRESS

	As of December 31, 2002			As of December 31, 2001			As of December 31, 2000

In millions of €	Gross	Reserves	Net	Gross	Reserves	Net	Gross	Reserves	Net

Raw materials	1,063.5	75.2	988.3	1,052.6	74.2	978.4	927.8	49.0	878.8

Work in-progress(a)	1,220.3	53.7	1,166.6	2,659.3	35.8	2,623.5	1,346.9	26.0	1,320.9

Finished products and goods	506.4	8.7	497.7	615.5	14.1	601.4	577.9	11.5	566.4

TOTAL	2,790.2	137.6	2,652.6	4,327.4	124.1	4,203.3	2,852.6	86.5	2,766.1

(a)	The increase in work-in-progress in 2001 is due to the entry into the scope of consolidation of Energy companies; in 2002, these companies deducted advances and down payments received on this inventory from work-in-progress. The movement must be considered in conjunction with the movement in advances and down payments received on orders recorded in liabilities.

11.2 TRADE ACCOUNTS AND NOTES RECEIVABLE

The Group implemented a debt securitization program in 2002, the principal characteristics of which are described in Note 20.5.

NOTE 12—PREPAID EXPENSES AND DEFERRED INCOME

	2002		2001		2000

In millions of €	Prepaid Expenses	Deferred Income	Prepaid Expenses	Deferred Income	Prepaid Expenses	Deferred Income

Prepaid expenses on pensions(a)	329.7	—	199.0	—	164.9	—

Deferred tax(b)	839.1	1,897.0	999.3	2,127.5	1,696.3	2,718.1

Bond discounts	91.5	—	110.1	—	118.2	—

Expenses to be amortized	265.0	—	281.5	—	177.9	—

Unrealized foreign exchange gains and losses	—	—	—	—	100.0	87.7

Advance billing	—	201.8	—	180.0	—	86.7

Other prepayments and accruals	775.2	1,936.7	637.9	2,194.0	612.8	1,962.9

TOTAL	2,300.5	4,035.5	2,227.8	4,501.5	2,870.1	4,855.4

(a)	See Note 19 for the breakdown of pension plan commitments.
(b)	See Note 6 for changes in deferred tax.

NOTE 13—SHAREHOLDERS’ EQUITY

13.1 SHARE CAPITAL

The Group’s share capital consisted of :

As of	Number of shares making up the share capital	Par value (in €)	Share capital (in millions of €)

December 31, 2002	1,007,422,403	2	2,014.8

December 31, 2001	1,026,280,965	2	2,052.6

December 31, 2000	1,021,328,585	2	2,042.7

Generally, each holder of shares is entitled to one vote per share at any shareholder’s meeting of the Group. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

13.2 CONSOLIDATED RESERVES

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital par value. This reserve cannot be distributed to shareholders other than in liquidation.

Not all consolidated reserves may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable reserves of SUEZ, the parent company, totaled €18,994.0 million as of December 31, 2002, €19,795.3 million as of December 31, 2001 and €18,360.9 million as of December 31, 2000.

13.3 CUMULATIVE TRANSLATION ADJUSTMENTS

In millions of €	As of December 31, 2002	Change	As of December 31, 2001	As of December 31, 2000

Eurozone	(90.1)	(2.1)	(88.0)	(91.5)

Dollar zone (US$ and CA$)	(136.8)	(567.8)	431.0	310.4

Pounds sterling	28.0	(162.9)	190.9	164.7

Brazilian real	(988.1)	(650.1)	(338.0)	(182.5)

Argentine peso	(259.5)	(166.6)	(92.9)	—

Other currencies(a)	(244.5)	(253.8)	9.3	30.6

TOTAL	(1,691.0)	(1,803.3)	112.3	231.7

(a)	The decrease observed includes, in 2002, the impact of the deterioration in the Chilean peso exchange rate (-€140.8 million).

13.4 TREASURY STOCK AND STOCK REPURCHASE PROGRAM

The Group has a stock repurchase program authorized by the shareholders’ annual general meetings held on June 11, 1998, May 28, 1999, May 5, 2000, May 4, 2001 and April 26, 2002. This program provides for the purchase of a maximum of 10% of the share capital over a period of at most eighteen months from the shareholders’ general meeting date. It also requires that the accrued amount of acquisitions net of charges must not exceed the sum of €5.0 billion, the maximum purchase price must not exceed €50 per share and the minimum selling price may not be less than €32 per share.

Under this program, 7,515,986 shares were purchased in 2002 and 31,779 shares were sold for a net amount of €146.7 million.

The Board of Directors meeting of November 20, 2002 decided to reclassify in Other financial assets, 12,625,000 treasury shares initially recorded in marketable securities and held to cover stock purchase options granted to employees. As a result of recent stock market movements, the exercise conditions of these options are, in the Group’s opinion, no longer attractive to employees.

In accordance with the transitional measures provided in opinion 2002-D of December 18, 2002 issued by the French Accounting Regulation Committee Urgent Issues Taskforce, this reclassification was performed at net book value as of June 30, 2002, the balance sheet date of the last published financial statements, or €348.6 million.

In addition, and in application of the authorization granted by the General Meeting of April 26, 2002, the Board of Directors meeting of November 20, 2002 decided to cancel 32,373,156 treasury shares, for an amount of €953.2 million. Of the 32,373,156 treasury shares cancelled, 30,732,456 shares were already recorded in Other financial assets and, as such, had been deducted from consolidated shareholders’ equity. Of the 12,625,000 shares reclassified, 1,640,700 were cancelled for an amount of €50 million and 10,984,300 shares were deducted from consolidated shareholders’ equity in the amount of 298.6 million.

These operations resulted in a reduction in consolidated shareholders’ equity of €495.3 million.

Treasury stock (see Note 1.A) deducted from consolidated shareholders’ equity as of December 31, 2002 comprised 13,658,943 shares (compared to 25,922,892 shares as of December 31, 2001 and 25,800,535 shares as of December 31, 2000 after adjustment for the 5 for 1 share split) for a total value of €372.6 million (€830.5 million and €810.0 million as of December 31, 2001 and 2000 respectively).

Of these, Group shares owned by fully consolidated subsidiaries and deducted at cost from shareholders’ equity totaled €72.5 million, €72.5 million and €81.8 million as of December 31, 2002, 2001 and 2000 respectively.

	In millions of €			Number of Shares

	Deducted from SHs’ equity	Marketable Securities	Total	Deducted from SHs’ equity	Marketable Securities	Total

December 31, 2001	830.5	353.6	1,184.1	25,922,892	12,949,153	38,872,045

Purchases by the parent company	147.6	—	147.6	7,515,986	—	7,515,986

Write-downs by the parent company	—	(0.9)	(0.9)	—	—	—

Reclassification in Other financial assets	348.6	(348.6)	—	12,625,000	(12,625,000)	—

Cancellation of shares(a)	(953.2)	—	(953.2)	(32,373,156)	—	(32,373,156)

Sales by the parent company	(0.9)	(2.1)	(3.0)	(31,779)	(115,557)	(147,336)

December 31, 2002	372.6	2.0	374.6	13,658,943	208,596	13,867,539

(a)	Gross value of treasury stock cancelled by SUEZ SA, before recording of a write-down reserve of €121 million.

13.5 TRANSACTIONS RESULTING IN GOODWILL BEING CHARGED AGAINST NET EQUITY

•	Merger of Lyonnaise des Eaux and Compagnie de Suez in 1997

The goodwill relating to this transaction (€712.3 million) was charged directly against associated paid-in capital, in accordance with the option offered by accounting policies applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill balance was analyzed for allocation to the underlying businesses and is monitored to ensure its correct treatment, in particular in the event of disposal.

The goodwill amortization is calculated in memo accounts, not included in the financial statements, over the expected lives of the underlying businesses as detailed in note 1-D. The corresponding goodwill amortization expense would have amounted to €9.0 million in 2002.

In 2002, the exceptional write-down of Fortis and Coditel goodwill, calculated in memo accounts in accordance with the accounting method detailed in Note 1-D, totaled €992.0 million. This amount takes account of similar effects relating to the public offer of exchange for SGB and Tractebel described below.

The sale of Sofinco, Fortis B and Elia securities in 2000, 2001 and 2002 resulted in part of the goodwill initially charged against paid-in capital being deducted from the capital gains recognized on disposal, in the amount of €116.0 million, €77.3 million and €128.2 million respectively. These amounts take account of similar effects relating to the public offer of exchange for SGB and Tractebel described below.

•	Public offer of exchange Société Générale for de Belgique (SGB) in 1998

The goodwill relating to this transaction (€2,494.7 million) was charged directly against associated paid-in capital, in accordance with the option offered by accounting policies applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill amortization is calculated in memo accounts, not included in the financial statements, over the expected lives of the underlying businesses, that is 40 years for Energy activities and 20 years for all other activities. The corresponding recurring goodwill amortization expense would have amounted to 70.0 million in 2002.

•	Public offer of exchange for SITA in 1999

The goodwill relating to this transaction (€565.6 million) was charged directly against associated paid-in capital and is monitored in a similar way to that described above, based on a theoretical amortization period of 20 years (theoretical recurring charge in 2002: €28.3 million)

•	Public offer of exchange for Tractebel in 1999

The goodwill relating to this transaction (€5,695.5 million) was charged directly against associated paid-in capital and allocated to the principal Tractebel subsidiaries. It is subject to an accounting treatment comparable to that described above, based on an amortization period of 40 years (theoretical recurring charge in 2002: €142.4 million).

13.6 CHANGES IN ACCOUNTING POLICY

•	Impact of the application of CRC Regulation 2000.06 regarding liabilities:

In millions of €	Value as of January 1, 2002

Capitalization of the net present value of dismantling costs on the commissioning date	335.2

Depreciation of this incidental asset from the commissioning date	(162.8)

Impact of the above changes in method on reserves for contingencies and losses	280.2

Deferred tax	20.3

Impact on total shareholders’ equity	(87.5)

Impact, Group share	(48.3)

Impact, minority interests	(39.2)

•	Impact of the application of the new consolidated financial statement regulation on net deferred tax liabilities:

The impact of the change in accounting method as of January 1, 2000 introduced by the new consolidated financial statement regulation breaks down as follows:

In millions of €	Value as of January 1, 2000

Recording of deferred tax liabilities on UK water companies (nominal value)	(510.4)

Discounting of deferred tax(a)	507.0

Other	(46.1)

TOTAL	(49.5)

Impact on investments accounted for under the equity method	6.6

Impact on total shareholders’ equity	(42.9)

Impact, Group share	(24.7)

Impact, minority interests	(18.2)

(a)	The discount rates used were determined individually by reference to government bond rates and reversal schedules. Essentially, only two Group companies are affected by the discounting measures (Northumbrian and Aguas Argentinas), which concern specific tax regimes applicable to fixed asset depreciation practices.

In accordance with this change in accounting method, the deferred tax asset or liability position is now presented net for each tax entity.

•	Capitalization of interim interest during the construction phase of a self-constructed asset

The impact of the change in accounting method as of January 1, 2000 resulting in the systematic capitalization of interim interest during the construction phase of self-constructed assets breaks down as follows:

In millions of €	Value as of January 1, 2000

Gross value of tangible fixed assets	206.5

Accumulated depreciation	(21.8)

TOTAL NET VALUE	184.7

Corresponding deferred tax	(51.7)

Impact on total shareholders’ equity	133.0

Impact on Group share	80.5

Minority interests	52.5

13.7 DILUTIVE INSTRUMENTS

•	Convertible bonds

In February 1996, the Group issued 6,634,616 convertible bonds bearing interest at 4% and with a nominal value of €79.27. These bonds are redeemable in full on January 1, 2006 at a price of €96.04, corresponding to 121.15% of the issue price.

Each bond can be converted at any time at the rate of five Group shares for one bond. Given the conversion of 2,308,499 bonds in 2000, 457,320 bonds in 2001 and 156,217 bonds in 2002, the 2,594,388 convertible bonds outstanding as of December 31, 2002, confer entitlement to 12,971,940 SUEZ shares.

13.8 CALCULATION OF BASIC AND DILUTED EARNINGS/(LOSS) PER SHARE

	2002	2001	2000

Numerator (In millions of €)

Net income/(loss), Group share(a)	(862.5)	2,086.7	1,919.4

Impact of dilutive instruments:

- Elimination of the remuneration and amortization of bond issue premiums	9.3	7.3	0.1

Diluted net income/(loss), Group share(b)	(853.2)	2,094.0	1,919.5

Denominator(*)

Average number of shares outstanding, in millions(c)	991.3	985.1	956.7

Impact of dilutive instruments:

- Bonds	13.3	15.4	25.2

- Warrants		nm	0.7

- Stock subscription and purchase option plans reserved for employees	5.0	5.3	6.4

Diluted average number of shares outstanding(d)	1,009.6	1,005.8	989.0

Earnings/(loss) per share in €(a)/(c)	(0.87)	2.12	2.01

Diluted earnings/(loss) per share in €(b)/(d) (see(1))	(0.85)	2.08	1.94

Adjusted to (see(1))	(0.87)

(1)	The method used to determine diluted earnings/(loss) per share automatically leads to the recognition of a positive impact because of the losses recognized over the year. Pursuant to Opinion N 27 of the Conseil Superieur of the Ordre des Experts Comptables, diluted earnings/(loss) per share amount to -€0.87, which is identical to earnings/(loss) per share.

NOTE 14—MINORITY INTERESTS

Changes in minority interests for the years ended December 31 are as follows:

In millions of €	2002	2001

Minority interests as of January 1	6,447.0	7,089.3

Dividends distributed	(641.0)	(652.6)

Change in unrealized foreign exchange gains and losses(a)	(622.5)	(238.4)

Income for the year	822.1	733.7

Changes in the consolidation scope(b)	(775.7)	(485.0)

Impact of the change in method of accounting for reserves for dismantling installations (see Note 13.6)	(39.2)	—

Minority interests as of December 31	5,190.7	6,447.0

(a)	In 2002, this heading primarily comprises the impact of the deterioration in the Argentine peso (-€141.7 million), Brazilian real (-€170.2 million) and Chilean peso (-€255.0 million) exchange rates and, in 2001, the impact of the devaluation of the Argentine peso (-€119.9 million).
(b)	In 2002, this heading primarily comprises the impact of the buyout of Lyonnaise Europe/OSUK minority interests in the amount of -€333.0 million, the strengthening of the Group’s interest in Aguas Andinas for -€31.0 million and in Tractebel Energia for -€43.0 million, the equity accounting of Elia for -€224.0 million, the entry into the scope of consolidation of HHPC for €22.0 million, and the strengthening of the Group’s interest in Electrabel for -€71.0 million and in Tractebel for -€74.0 million.

NOTE 15—RESERVES FOR CONTINGENCIES AND LOSSES

15.1 DETAIL OF MAJOR COMPONENTS

In millions of €	Dec. 31, 2001	Allocation	Reversal for utilization	Reversal for excess	Change in method	Change in consol. scope	Other	Dec. 31, 2002

Pension liabilities (see Note 19)	2,552.4	128.0	(178.1)	(27.7)	—	(201.6)	(30.0)	2,243.0

Reprocessing and storage of nuclear fuels (a)	2,131.4	278.6	(31.1)	(28.0)	—	—	—	2,350.9

Renewals and major repairs (b)	1,289.8	314.6	(210.5)	(32.6)	—	(4.1)	(65.7)	1,291.5

Sector-related risks (c)	309.1	121.6	(126.0)	(18.1)	—	(1.5)	36.9	322.0

Dismantling of installations (d)	865.9	117.6	(2.9)	(6.9)	280.2	0.0	22.8	1,276.7

Losses on completion, warranties and project completion (e)	363.5	348.9	(148.3)	(14.9)	—	(0.6)	(56.7)	491.8

Contractual commitments (f)	237.8	212.6	(131.1)	—	—	7.4	11.8	338.4

Disputes, claims and tax risks	364.4	166.1	(72.9)	(28.8)	—	6.4	(30.9)	404.3

Site rehabilitation (g)	418.0	98.5	(85.4)	(4.9)	—	10.8	(4.4)	432.6

Restructuring costs	285.1	164.0	(147.5)	(8.0)	—	(5.0)	7.3	296.0

Other contingencies and losses (h)	402.7	315.8	(217.8)	(10.0)	—	9.4	(73.2)	427.0

Negative goodwill, net of amortization (see Note 8)	217.0	(30.4)	—	—	—	147.3	—	334.0

TOTAL RESERVES FOR CONTINGENCIES AND LOSSES	9,437.1	2,236.0	(1,351.6)	(179.9)	280.2	(31.5)	(182.1)	10,208.1

The above cross-references are on page 130 and following.
Impact		Allocation	Release					Net allocation

Current income		1,378.2	(1,009.2)					369.0

Exceptional income		857.8	(522.3)					335.5

TOTAL		2,236.0	(1,531.5)					704.5

Allocations for the year primarily concern reserves recorded to cover Argentine risks (€206 million), nuclear waste processing (€278 million) and losses on completion on certain water services contracts (€157 million).

Changes in the scope of consolidation (-€31 million) principally reflect the buyout of Lyonnaise Europe minority interests (negative goodwill of €59 million), while the impact of exchange rate fluctuations (-€219 million) included in the Other column is primarily due to our Brazilian and Argentine subsidiaries.

(a)	Reprocessing and storage of nuclear fuels: when nuclear fuel is removed from a reactor, it remains radioactive and must be treated. This reserve covers all the costs related to the treatment of the spent nuclear fuel produced to the end of the period. As such, the reserve incorporates all costs incurred in the fuel reprocessing cycle: internal costs incurred through the removal of the fuel from the reactor and initial on-site storage; costs paid to third parties for the transportation of the fuel to a reprocessing center and for the storage, fuel reprocessing by an approved body, transportation of the reprocessed waste to a disposal site and finally disposal of the waste fuel.

The reserve for spent fuel is based on the real internal costs incurred and external costs on the basis of signed contracts with third parties, being independent transportation, reprocessing and storage companies, or detailed proposals on tariffs received from independent bodies. The estimates are based upon current technical reprocessing capabilities.

Based upon current forecasts for the operating lives of the nuclear power stations, nuclear reprocessing and storage costs will be incurred through approximately 2060. The reserve has been calculated using a discount rate of 8.6% p.a.

The reserve has been calculated based upon the used nuclear fuel being reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has, to date, not definitively prescribed this option and it is not, as yet, clear when such a final decision will be taken. It is extremely difficult to estimate the potential costs of this option given that the process, timetable and location for storage are not yet known. Based upon currently available information, it is unlikely that the costs to be accrued if the nuclear fuel was permanently stored would have a material impact on the valuation of the reserve.

The actual costs incurred in the future may vary compared to the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time with improvements in technology and increases in reprocessing capacity. However this is no indication as to the likely future evolution in these costs.

The reserve is calculated to incorporate all procedures required by European, State and regional environmental regulations either currently or planned for implementation. The Group is not aware of additional planned legislation, which would materially impact the value of the reserve. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary significantly.

(b)	Renewals and major repairs: includes the obligation of the Group under concessions to renew concession assets and to return them in good working condition. These reserves are determined by estimating the cost of replacing installations, discounted each year at rates reflecting inflation factors. The useful life of fixed assets other than water pipes and mains may be shorter than the life of the contract. Accordingly, the reserve is recorded over the useful life of the asset and is calculated asset-by-asset, based on the respective replacement value. For water pipe systems, annual reserves are calculated contract-by-contract, with foreseeable partial renewal costs being allocated over the life of each contract.

Reserves for major repairs are intended to cover major repairs to and servicing of both conventional and nuclear power stations, as well as gas production and transportation facilities.

Other routine maintenance and repair costs are expensed as incurred.

(c)	Sector-related risks: includes reserves for specific risks related to a business sector, reserves for contingencies relating to unconsolidated subsidiaries, as well as those covering warranties given within the context of disposals and which are likely to be called. For the real estate sector, these reserves correspond to losses on sales of real estate programs the group is obliged to settle or estimated losses on sales of remaining real estate programs. The estimated losses are valued based on the fair value of each individual real estate program to be sold, net of sales expenses. Fair value is either measured by the current market value or the current market price or by discounting future cash flows. Market value or market prices are valued based on recent transactions for similar buildings or on independent appraisals.

(d)	Dismantling installations: installations, and principally conventional and nuclear power stations, must be dismantled at the end of their operational life. This obligation may be the result of prevailing environmental regulations in the countries concerned, contracts, or an implicit Group commitment. In 2002, the Group applied regulation CRC0006 on liabilities with retroactive effect to January 1, 2002. A reserve is thus recorded when installations are commissioned for the discounted present value of estimated dismantling costs, and an offsetting asset is recognized. The discounted present value is calculated using a discount rate that reflects the risk-free long-term interest rate (life of the installation), adjusted for the credit risk of the company.

After commissioning and throughout the life of the installation, the reversal is adjusted to reflect the passage of time, and the offsetting asset is depreciated on a straight-line basis. The impact of the change in accounting method is recorded directly in shareholders’ equity.

The main installations concerned are nuclear power stations, for which the reserve covers all dismantling-related costs, including:

•	removal of the spent nuclear fuel, drainage of the liquid systems, disconnection of the operating systems,

•	dismantling of the reactor core and biological shielding,

•	complete dismantling of the reactor and removal of all radioactive material.

In accordance with an agreement with the Belgian Government, the costs of nuclear power station dismantling are estimated every 5 years on the basis of a detailed study carried out by an independent third-party expert. The most recent study was performed in 2000.

At the end of 2002, the reserve for dismantling nuclear power stations is based on the cost estimate presented in this study and is consistent with the work schedule used therein.

For conventional power stations, the dismantling reserve takes into account, in accordance with the new accounting standard, all legal and/or implicit obligations.

The company is not aware of additional planned legislation, which would materially impact the value of the reserve. If additional legislation were to be introduced in the future, the costs estimates used as a basis for the calculation could vary significantly.

(e)	Losses on completion—Project completion—Warranties: represents reserves for long-term contracts partially completed at year-end, but for which a loss on completion is expected, reserves to cover costs to be borne following completion of a project (cost of withdrawing equipment and staff, possible redundancy payments, site rehabilitation, disputes with sub-contractors, etc.), and reserves for warranties which primarily concern companies in the Energy sector that have a contractual commitment to maintain in serviceable condition or replace equipment forming part of installations covered by a “total warranty” clause.

(f)	Contractual commitments: reserves recognized on the acquisition of subsidiaries and taken into account in purchase price allocation, in respect of contractual obligations inherent to their business (contractual commitments principally relate to maximum price commitments of limited duration, in regard to the initial contracts of Tracetebel Energia in Brazil, and are amortized pro rata to the volumes concerned).

(g)	Site rehabilitation: includes reserves relating to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. Reserves are calculated individually by site, based on coverage costs, pro rata to site utilization and net of work already carried out. These reserves cover, in addition, the long-term monitoring of landfill sites in the Waste Services sector. Reserves are calculated individually by site and provided over the period of operation. Costs arising during the 30-year period following site closure are discounted to present value.

(h)	Other contingencies and losses: this item mainly includes reserves for miscellaneous employee-related litigation, environmental risks and various business risks.

NOTE 16—BORROWINGS AND LONG-TERM DEBT

16.1 MANAGEMENT OF FINANCIAL CONTINGENCIES

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services—TCMS) and redistributed to borrowing subsidiaries.

An intermediate pooling is performed either within each business activity (Tractebel, Ondeo Nalco, Ondeo Degrémont, SITA, etc.) or by geographical area (SUEZ Finance LP for the US dollar, SUEZ Finance SA in France and TCMS in Belgium for the euro, etc.).

Any residual balance after utilization within the Group is invested to ensure maximum liquidity at minimum risk with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties.

As of December 31, 2002, no single counterparty represented more than 12% of cash surplus investments.

16.2 BORROWINGS AND LONG-TERM DEBT BY CATEGORY

In millions of €	As of December 31, 2002	As of December 31, 2001

Bond issue	14,800.8	12,502.2

Commercial paper	3,254.8	2,110.7

Withdrawals on credit facilities	3,389.4	4,228.5

Capital lease contracts (a)	1,421.8	1,089.1

Other bank borrowings	9,317.1	9,500.3

Other borrowings	942.7	1,174.8

TOTAL LONG-TERM BORROWINGS	33,126.6	30,605.6

Bank overdrafts and cash current accounts	1,417.9	3,155.0

TOTAL GROSS BORROWINGS	34,544.5	33,760.6

Marketable securities and cash and cash equivalents	(8,538.9)	(5,751.2)

TOTAL NET BORROWINGS	26,005.6	28,009.4

(a)	In addition to this capital lease liability, corresponding to outstanding lease payments on current contracts, the Group is committed under these contracts to pay the lessor corresponding interest. This commitment, as of December 31, 2002, is €949.7 million, including €87.0 million in respect of 2003, €80.7 million in respect of 2004, €75.7 million in respect of 2005, €70.4 million in respect of 2006, €64.7 million in respect of 2007 and €571.2 million in respect of subsequent years.

•	Principal movements in 2002

In 2002, changes in consolidation scope and methods led to a decrease in net debt of €138.2 million and exchange rate fluctuations generated a reduction of €2,314.8 million, half of which in respect of US$ denominated debt.

The main operations during the period were as follows:

GIE SUEZ Alliance issues

•	On February 20, 2002, GIE SUEZ Alliance launched a €1,250 million bond issue, redeemable on February 20, 2009 and paying interest of 5.50% on each issued bond with a nominal value of €1,000. One million bonds were initially offered at a price equal to 99.73% of the nominal value, offering a yield to maturity of 5.55%, followed by a further 250,000 bonds at a price equal to 98.70% of the nominal value and offering a yield to maturity of 5.73%. These bonds are listed on the Luxembourg Stock Exchange under the code 48820.

•	On April 26, 2002, it launched a €800 million floating-rate bond issue, redeemable on October 27, 2003 and paying quarterly interest of 3 month Euribor plus 0.10% on each issued bond with a nominal value of €1,000. These bonds are listed on the Luxembourg Stock Exchange under the code 48904.

•	On November 26, 2002, it launched a €300 million fixed rate bond issue, redeemable on November 26, 2012 and paying interest of 5.50% on each issued bond with a nominal value of €1,000. These bonds are listed on the Luxembourg Stock Exchange under the code FR0000471054.

In addition, SUEZ Finance SA launched several issues under the €2,000 million Euro Medium Term Notes program in 2002. As of December 31, 2002, amounts outstanding under this program with respect to SUEZ Finance SA totaled €1,163 million.

Northumbrian issue

On December 30, 2002, Northumbrian Finance launched a £250 million bond issue, repayable in full on April 2, 2033 and bearing interest at a rate of 5.625%. This bond issue is underwritten by the operating entity Northumbrian Water Ltd, rated A- by Standard & Poor’s and Fitch. The bonds are listed on the London Stock Exchange under the code XS0159898153.

Monetization of equity securities

As part of the active management of its security portfolio, the Group contracted a number of repurchase agreements and similar (see Note 10). As of December 31, 2002, bank borrowings relating to these operations totaled €1,069.9 million.

•	Bond issues

Amounts outstanding under principal bond issues related to SUEZ for €4,977.9 million (€5,493.0 million as of December 31, 2001), GIE SUEZ Alliance for €2,350.0 million, SUEZ Finance SA for €1,155.9 million (€170.5 million as of December 31, 2001), Tractebel for €3,361.7 million (€2,926.2 million as of December 31, 2001) and Northumbrian, eurobond issue, for €1,711.1 million (€1,565.6 million as of December 31, 2001).

Group bond issues also include:

•	a loan convertible into SUEZ shares, issued in February 1996 and maturing February 2006, bearing interest at 4% and with a balance as of December 31, 2002 of €205.7 million (see Note 13.7).

•	bond issues exchangeable for shares in listed companies held in the Group security portfolio (see Note 10). The characteristics of these exchangeable bonds are presented below:

	Bonds exchangeable for AXA shares	Bonds exchangeable for TotalFinaElf shares	Bonds exchangeable for Fortis shares	Bonds exchangeable for Umicore shares	Bonds exchangeable for Vinci shares	Total

ISSUER	SUEZ	TRACTEBEL / ELECTRABEL (Belgelec Finance)	SUEZ / SGB	SUEZ / SGB	SUEZ

ISIN CODE	FR0000492266	X50099147497	FR0000481129	FR0000484891	FR0000485534

STOCK EXCHANGE	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange	Luxembourg Stock Exchange

UNDERLYING	AXA shares	TotalFinaElf shares	Fortis shares	Umicore shares	Vinci shares

ISSUE DATE	April 7, 1999	August 4, 1999	July 12, 2000	January 15, 2001	May 22, 2001

ISSUE AMOUNT (NOMINAL) in millions of €	787	1,266	850 increase option: approximately €125 million	247	231	3,506

STRIKE PRICE AND ISSUE PREMIUM	€144 21.2% of the issue reference price (as of February 28, 1999)	€167.64 28% of the issue reference price (as of June 21, 1999)	€1,000 20% of the issue reference price (as of June 13, 2000)	€44,955 20% of the closing price on December 6, 2000, or 7% during the first year, 11% during the second year, 15% during the third year	€76.87 22% of the issue reference price (as of April 23, 2001)

MATURITY	January 1, 2004	August 4, 2004	January 12, 2004	January 14, 2005	November 22, 2003

NOMINAL COUPON	0%	1.50%	2.875%	2.50%	1%

EXCHANGE PARITY / REDEMPTION	4 AXA shares for 1 bond at the holder’s initiative	1 TFE share for 1 bond	28.7059 FORTIS shares for 1 bond

23.076 shares

for 1 bond in 2001 22.2445 shares

for 1 bond in 2002 21.4707 shares

For 1 bond in 2003 20.5761 shares for 1 bond in 2004

At the investor’s initiative at the end of the second year with An actuarial yield of 3.5%

1 Vinci share for 1 bond Early redemption possible if amendment to the tax regime governing bonds

EXCHANGE PERIOD/ EARLY REDEMPTION

At the issuer’s initiative - up to 50% of the issue from 12/31/2001 - the remaining balance from 12/31/2002 - at a price equal to the nominal amount plus an amount resulting from the application of the yield to maturity where the bonds are not exchanged

		At the issuer’s initiative—from August 4, 2002	At the issuer’s initiative—from July 12, 2003 with a call trigger threshold of 110% of the issue price	At SUEZ’s initiative—after 2 years, with a trigger of 120% of the conversion price at the time	If the value of Vinci shares exceeds by More than 120% the bond nominal value

PRINCIPAL OUTSTANDING AS OF DECEMBER 31, 2002 in millions of €	787.0	1,265.7	975.4	246.6	230.6	3,505.3

•	Other borrowings

This heading includes borrowings relating to unconsolidated investments in equity securities in the amount of €171.8 million (€326.1 million at the end of 2001), together with liabilities relating to security transactions in the amount of €432.3 million.

16.3 BORROWINGS AND LONG-TERM DEBT BY MATURITY DATE

Borrowings and long-term debt break down by maturity as follows:

As of December 31, 2002	Total	2003	2004	2005	2006	2007	Beyond 5 years

Bond issue	14,800.8	2,040.6	4,200.8	622.6	788.8	1,027.4	6,120.6

Commercial paper	3,254.8	3,254.8

Withdrawals on credit facilities(a)	3,389.4	3,389.4

Capital lease contracts	1,421.8	84.0	79.7	82.9	81.7	98.9	994.6

Other bank borrowings(b)	9,317.1	2,635.6	1,028.6	895.3	740.4	1,207.4	2,809.8

Other borrowings	942.7	573.8	164.3	9.6	8.4	24.4	162.2

TOTAL LONG-TERM BORROWINGS	33,126.6	11,978.2,	5,473.4	1,610.4	1,619.3	2,358.1	10,087.2

Bank overdrafts and cash current accounts	1,417.9	1,417.9

TOTAL GROSS BORROWINGS	34,544.5	13,396.1	5,473.4	1,610.4	1,619.3	2,358.1	10,087.2

Marketable securities, cash and cash equivalents	(8,538.9)	(8,538.9)

TOTAL NET BORROWINGS AS OF DECEMBER 31, 2002	26,005.6	4,857.2	5,473.4	1,610.4	1,619.3	2,358.1	10,087.2

(a)	Including credit facilitys programs maturing within less than one year (€1,715.8 million) and within more than one year (€1,673.6 million).
(b)	Including bank borrowings relating to the monetization of portfolio securities for €1,069 million, maturing in 2003 for €912.8 million and in 2005 for €157.1 million.

As of December 31, 2001	Total	2002	2003	2004	2005	2006	Beyond 5 years

Gross borrowings	33,760.6	10,109.6	2,993.9	5,161.6	1,972.7	1,983.2	11,539.6

Marketable securities and cash and cash equivalents	(5,751.2)	(5,751.2)

Net borrowings as of December 31, 2001	28,009.4	4,358.4	2,993.9	5,161.6	1,972.7	1,983.2	11,539.6

The Group is called on, primarily to finance technical installations or production capacity, but also to finance or refinance its development, to organize numerous bank facilities, the availability and withdrawals of which are sometimes contingent on compliance with financial ratios. These ratios are generally adapted to the repayment schedule of such facilities and, as such, can cover a wide range of account headings. The most common ratios generally concern the coverage of financial costs by EBITDA (segment profit) or EBIT of the borrowing entity or coverage of borrowings (or its servicing) by shareholders’ equity, cash flow or EBITDA (segment profit) of the borrowing entity. The level and definition of these ratios, also known as financial covenants, are set in conjunction with lenders in a prospective manner, and can be readjusted during the life of these facilities in order to maintain, at all times, current withdrawals and more generally their full availability. As of December 31, 2002, the Group was in compliance with all applicable covenants.

SUEZ’s financial policy does not subordinate the availability of bank lines to the credit ratings awarded by rating agencies, other than in the highly specific case of securitization programs (see Note 11.2: Trade accounts and notes receivable). Similarly, the terms and conditions of bonds issued by SUEZ on the capital markets are not linked to financial ratios.

As of December 31, 2002, confirmed available credit facility programs were as follows:

Maturity	Confirmed available credit facility programs

2003	2,908.4

2004	583.4

2005	2,145.0

2006	427.2

2007	445.2

Thereafter	345.4

TOTAL	6,854.6

Of these available programs, an amount of €3,183.9 million covers commercial paper note issues.

The two main SUEZ Group confirmed and available credit facilities are:

•	a €1,500 million multi-currency line carried by SUEZ, maturing on November 19, 2006 by straight-line amortization;

•	a US$ 1,500 line carried by SUEZ Finance LP and underwritten by SUEZ, comprising a US$1,000 million tranche maturing in full on July 1, 2005 and a 364-day US$500 million tranche, renewable on each anniversary.

Both programs are subordinate to compliance with ratios concerning the coverage of the net interest expense by EBITDA (segment profit) and the coverage of net borrowings by total Group shareholders’ equity.

As of December 31, 2002, no single counterparty represented more than 9% of the confirmed and available credit facilities.

16.4 BORROWINGS AND LONG-TERM DEBT BY BUSINESS SEGMENT

The breakdown by contracting business segment is as follows:

In millions of €	As of December 31, 2002		As of December 31, 2001

	Gross	Net(b)	Gross	Net(b)

Energy	11,618.0	7,407.4	13,003.5	10,588.7

SUEZ Environment—Local Services	9,250.4	8,062.9	9,257.7	7,551.4

SUEZ Environment—Industrial Services	188.4	27.8	228.0	50.7

Other(a)	13,487.7	10,507.5	11,271.4	9,818.3

TOTAL	34,544.5	26,005.6	33,760.6	28,009.1

(a)	The debts of SUEZ SA, SUEZ Finance SA, GIE SUEZ Alliance and Société Générale de Belgique are included in this line.

(b)	Net of marketable securities, cash and cash equivalents.

The breakdown by business segment based on net borrowings is as follows: Energy—€6,456.9 million, SELS—€9,385.5 million, SEIS—€1,279.7 million and Other—€8,883.5 million.

16.5 BORROWINGS AND LONG-TERM DEBT BY CURRENCY

The main currencies in which the Group’s debts were denominated are as follows:

Currencies	After adjustment for financial instruments	Before adjustment for financial instruments

In millions of €	As of December 31, 2002	As of December 31, 2002	As of December 31, 2001

Eurozone	19,266.0	21,769.1	18,368.6

U.S. Dollar	9,790.5	7,076.5	10,148.4

Pounds sterling	3,508.7	3,381.3	3,161.6

Other currencies	1,979.3	2,317.6	2,082.0

TOTAL	34,544.5	34,544.5	33,760.6

16.6 BORROWINGS AND LONG-TERM DEBT BY INTEREST RATE

	After adjustment for financial instruments	Before adjustment for financial instruments

In millions of €	As of December 31, 2002	As of December 31, 2002	As of December 31, 2001

Floating-rate	16,450.1	15,532.1	17,690.7

Highest(a)	48.0%	48.0%	30.3%

Lowest	0.1%	0.1%	0.1%

Weighted average as of December 31	3.9%	3.7%	4.4%

Fixed-rate	18,094.4	19,012.4	16,069.9

Highest(a)	40.0%	40.0%	54.0%

Lowest	0%	0%	0%

Weighted average as of December 31	5.1%	5.1%	5.7%

(a)	Primarily spot rates in Argentina.

Floating interest rates are generally linked to inter-bank offered rates in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 3.2% at the end of 2002 and 4.8% at the end of 2001. The weighted average interest rate applied to long-term debt was 4.7% and 5.3% at the end of 2002 and 2001, respectively.

16.7 DEBT/EQUITY RATIO

	as of December 31
In millions of €	2002	2001

Long-term debt	33,126.6	30,605.6

Bank overdrafts and current account advances	1,417.9	3,155.0

Marketable securities	(2,575.8)	(1,122.6)

Cash and cash equivalents	(5,963.1)	(4,628.6)

Net balance sheet debt	26,005.6	28,009.4

Total shareholders’ equity	15,768.2	20,844.2

Debt/equity ratio	164.9%	134.4%

16.8 MARKET VALUE OF BORROWINGS

The market value of borrowings and long-term debt as of December 31, 2002 is €35,488.2 million (net book value of €34,544.5 million), compared to €35,532.3 million as of December 31, 2001 (net book value of €33,760.6 million). This market value, which includes accrued interest receivable, was calculated based on the interest rate which the Group could obtain for loans with comparable terms, conditions and maturities, when available.

NOTE 17—OTHER ACCOUNTS PAYABLE

Other accounts payable break down as follows:

	as of December 31
In millions of €	2002	2001

Employee profit sharing	150.5	186.0

Liabilities on capitalized concession user rights	92.5	103.4

Tax liabilities (corporate income tax)	904.6	934.0

Advances from subsidiaries	236.3	403.8

Other operating liabilities	5,174.7	5,227.3

TOTAL	6,558.6	6,854.5

NOTE 18—DERIVATIVE INSTRUMENTS AND MARKET-RELATED EXPOSURES

•	Purpose of derivative instruments

The Group uses derivative financial instruments primarily to manage its exposure to fluctuations in interest rates, foreign exchange rates, commodities and equity investments. Except for commodities which involve specific trading transactions, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities or cash flows.

•	Counterparty risk

Cash surpluses are invested and financial instruments traded with major international banks. Group counterparties are highly diversified, in order to avoid excessive concentration of this risk. They are selected based on ratings awarded by rating agencies and Group knowledge.

As of December 31, 2002, no single counterparty represented over 20% of the notional amount of financial instruments used.

Credit limits are also set for commodity trading based on counterparty ratings. Letters of credit and guarantees are requested, where necessary, to limit counterparty risk.

•	Notional amounts and fair value

In the tables presented in Notes 18.1 and 18.2, the notional amounts represent the face values of financial instruments. They do not represent the discounted value of amounts actually exchanged by the parties and thus are not a measure of the Group’s exposure as a result of its use of instruments.

Nominal amounts expressed in foreign currencies are translated into euro at year-end exchange rates.

The fair value of foreign exchange and interest rate instruments is estimated by discounting future cash flow differentials, or by obtaining a market price from third-party banks. The fair value amounts, whether estimated internally or by third-party banks, have been determined using available market information or other appropriate valuation methodologies. Therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

18.1 FOREIGN CURRENCY AND INTEREST RATE RISK

Foreign currency risk

In the course of its operations, the Group is exposed to currency risk arising from firm commitments under which revenues are denominated in foreign currency. The Group hedges risks related to firm commitments either by entering into specific insurance policies (such as Coface contracts in France) or by using forward contracts. The purpose of this hedging activity is to protect the Group against any adverse currency movements which may affect contract revenues. The Group also hedges estimated cash flows related to forecasted investments and divestments using, in this case, firm or option contracts.

With respect to net investments in non-euro currencies, the Group generally hedges the associated currency exposure by using financing in the same currency. With regards to net investments in emerging markets, the foreign currency exposure is reduced through (i) contractual price adjustments negotiated in the concession contracts, (ii) US$-denominated contracts and (iii) increased costs and expenses in the local currency. Occasionally, derivative instruments such as foreign currency swaps, forward contracts or collars can also be used. None of the collars set up by the Group can be considered as written options (no net premium is received at inception or over the life of the contracts).

Group foreign currency instruments are primarily denominated in U.S. dollars.

•	Interest rate risk

In order to optimize borrowing costs and protect against an increase in interest rates, the Group uses hedging instruments (interest rate swaps, FRA, Caps, Floors, etc.) which alter the fixed rate/floating rate structure of its debt. None of the collars set up by the Group can be considered to be written options (no net premium is received either at inception or over the life of the contracts). Floating-rate debt is predominantly linked to the European Interbank Offered Rate (“EURIBOR”), as determined at 1, 2, 3 or 6 month intervals, and the Libor Interbank Offered Rate (“LIBOR”), as determined at 1, 2 ,3 or 6-month intervals.

Off-balance sheet financial instruments held to manage foreign exchange and interest rate risk are as follows:

In millions of €	Average rate	Notional contract value maturing in year ending December 31, As of December 31, 2002							Fair value

		2003	2004	2005	2006	2007	> 5 years	Total

Interest rate swaps—Pay fixed rate		780.7	1,840.5	1,469.3	194.3	489.8	622.1	5,396.7	(308.9)

	€4.0%	369.9	785.6	558.2	65.8	24.3	255.8	2,059.6	(106.9)

	£6.5%	38.9	1.1	185.8	1.4	1.5	11.0	239.7	(15.3)

US$	5.5%	342.8	1,023.7	676.8	121.0	457.4	311.3	2,933.0	(171.1)

Other currencies	6.6%	29.1	30.1	48.5	6.1	6.6	44.0	164.4	(15.6)

Interest rate swaps—Receive fixed rate		1,695.6	103.5	172.0	52.6	42.9	2,582.0	4,648.7	299.1

	€4.5%	1,672.8	66.7	30.0	50.7	16.1	2,078.1	3,914.4	187.0

	£6.2%	16.9	23.1	—	—	—	504.0	544.0	100.6

US$	3.7%	5.9	6.5	142.0	1.9	26.8	—	183.1	11.0

Other currencies	7.5%	—	7.2	—	—	—	—	7.2	0.5

Interest rate swaps—Floating/Floating		77.2	953.6	4.9	—	106.1	—	1,141.8	(7.0)

€		20.0	—	—	—	106.1	—	126.1	1.4

US$		57.2	953.6	4.9	—	—	—	1,015.7	(8.4)

FRA (Forward Rate Agreement)—Purchased		251.3	158.7	158.7	119.0	—	—	687.7	(1.7)

	€4.5%	188.7	158.7	158.7	119.0	—	—	625.1	(1.7)

Other currencies	4.1%	62.6	—	—	—	—	—	62.6	—

Caps—Purchased		159.0	155.5	148.5	63.2	111.2	35.0	672.4	2.5

	€6.5%	59.9	147.0	39.3	53.9	106.8	16.1	423.0	0.4

US$	7.7%	99.1	8.5	109.2	9.3	4.4	18.9	249.4	2.1

Caps—Sold		48.3	—	106.4	39.7	—	—	194.4	—

	€6.1%	—	—	39.7	39.7	—	—	79.4	0.1

US$	7.8%	48.3	—	66.7	—	—	—	115.0	(0.1)

Floors—Purchased

	€4.3%	35.0	30.0	—	—	—	—	65.0	0.8

Collars		3.5	18.6	66.4	100.7	4.6	39.6	233.4	(23.5)

US$	4.8%-6.5%	3.1	2.3	66.4	100.7	4.6	39.6	216.7	(23.1)

	£5.6%-8.0%	0.4	16.3	—	—	—	—	16.7	(0.4)

Currency swaps—By currency borrowed		148.8	174.4	194.7	208.8	346.0	1,182.8	2,255.5	192.4

US$		144.0	157.6	182.2	191.6	330.6	1,182.8	2,188.8	188.9

Other currencies		4.8	16.8	12.5	17.2	15.4	—	66.7	3.5

Currency swaps—By currency lent		16.1	247.3	49.6	122.3	—	—	435.3	0.7

€		—	—	49.6	—	—	—	49.6	(16.1)

Other currencies		16.1	247.3	—	122.3	—	—	385.7	16.8

Foreign exchange swaps—By currency borrowed		2,893.2	22.3	63.4	0.8	0.8	7.3	2,987.8	69.8

US$		2,374.9	0.8	0.8	0.8	0.8	7.3	2,385.4	55.9

£		286.8	—	—	—	—	—	286.8	1.8

Other currencies		231.5	21.5	62.6	—	—	—	315.6	12.1

Foreign exchange swaps—By currency lent		105.7	—	53.2	14.5	12.2	—	185.6	(8.7)

US$		4.7	—	53.2	14.5	—	—	72.4	(11.1)

£		101.0	—	—	—	—	—	101.0	2.4

Other currencies		—	—	—	—	12.2	—	12.2	—

Forward contracts—Purchased		47.7	1.3	—	—	89.7	—	138.7	(3.7)

€		15.0	1.3	—	—	—	—	16.3	1.5

US$		19.9	—	—	—	89.7	—	109.6	(5.5)

£		5.9	—	—	—	—	—	5.9	—

Other currencies		6.9	—	—	—	—	—	6.9	0.3

In millions of €	Average rate	Notional contract value maturing in year ending December 31, As of December 31, 2002							Fair value

		2003	2004	2005	2006	2007	> 5 years	Total

Forward contracts—Sold		194.3	34.6	16.5	5.5	5.5	81.5	337.9	36.9

€		—	—	10.3	—	—	—	10.3	0.6

£		26.9	—	—	—	—	—	26.9	—

US$		153.1	31.7	5.5	5.5	5.5	81.5	282.8	29.7

Other currencies		14.3	2.9	0.7	—	—	—	17.9	6.6

Foreign exchange options

Call—Purchased

US$		9.7	—	—	—	—	—	9.7	(0.1)

Put—Purchased

US$		9.7	—	—	—	—	—	9.7	0.6

Put—Sold

US$		9.5	—	—	—	—	—	9.5	(0.3)

Insurance contracts (COFACE)

US$		29.8	19.5	—	—	—	—	49.3	4.4

TOTAL		6,515.1	3,759.8	2,503.6	921.4	1,208.8	4,550.4	19,459.1	253.3

In millions of €	Average rate	Notional contract value maturing in year ending December 31, As of December 31, 2001							Fair value

		2003	2004	2005	2006	2007	> 5 years	Total

Interest rate swaps—Pay fixed rate		1,106.9	607.8	1,665.6	1,405.1	313.5	1,251.1	6,350.0	(154.9)

	€4.8%	300.3	456.0	508.5	924.7	253.8	583.6	3,026.9	(50.2)

	£6.2%	106.8	—	—	197.2	—	—	304.0	(8.5)

US$	5.2%	612.8	128.8	1,120.3	258.3	45.3	563.0	2,728.5	(76.7)

Other currencies	7.2%	87.0	23.0	36.8	24.9	14.4	104.5	290.6	(19.5)

Interest rate swaps—Receive fixed rate		1,134.4	23.0	124.1	90.0	29.9	976.5	2,377.9	111.6

	€4.1%	1,076.9	0.3	91.7	0.3	10.8	443.2	1,623.2	29.3

	£6.8%	57.5	22.7	24.7	—	—	533.3	638.2	74.8

US$	6.8%	—	—	—	89.7	19.1	—	108.8	6.9

Other currencies	7.5%	—	—	7.7	—	—	—	7.7	0.6

Interest rate swaps—Floating/Floating		818.4	20.0	—	5.8	4.5	206.1	1,054.8	24.8

€		591.5	20.0	—	—	4.5	206.1	822.1	25.5

US$		226.9	—	—	5.8	—	—	232.7	(0.7)

FRA (Forward Rate Agreement)—Purchased

	€4.6%	119.0	158.7	158.7	158.7	158.7	—	753.8	6.7

Caps—Purchased		63.3	155.4	126.2	159.9	15.6	186.0	706.4	0.8

	€5.4%	54.1	59.9	117.0	39.3	14.2	122.8	407.3	(1.4)

US$	7.8%	9.2	95.5	9.2	120.6	1.4	63.2	299.1	2.2

Caps—Sold		43.1	60.9	4.5	48.4	4.5	—	161.4	16.5

	€13.8%	39.7	—	—	39.7	—	—	79.4	17.0

US$	7.3%	3.4	60.9	4.5	8.7	4.5	—	82.0	(0.5)

Floors—Purchased

	€5.1%	91.5	35.0	30.0	—	—	—	156.5	1.5

Collars

US$	5.4% -6.4%	—	—	—	75.3	—	—	75.3	0.2

Currency swaps—By currency borrowed		90.1	179.9	205.8	256.2	206.8	910.7	1,849.5	(225.2)

US$		89.4	174.4	187.5	242.1	188.3	893.5	1,775.2	(221.2)

Other currencies		0.7	5.5	18.3	14.1	18.5	17.2	74.3	(4.0)

Currency swaps—By currency lent		79.2	3.5	201.2	27.7	117.5	—	429.1	12.4

€		35.8	3.5	3.4	27.7	—	—	70.4	12.9

Other currencies		43.4	—	197.8	—	117.5	—	358.7	(0.5)

In millions of €	Average rate	Notional contract value maturing in year ending December 31, As of December 31, 2001							Fair value

		2003	2004	2005	2006	2007	> 5 years	Total

Foreign exchange swaps—By currency borrowed		1,761.0	11.3	22.1	0.6	0.6	6.2	1,801.8	(24.3)

US$		1,452.0	0.6	0.6	0.6	0.6	6.2	1,460.6	(21.5)

£		282.0	—	—	—	—	—	282.0	(3.8)

Other currencies		27.0	10.7	21.5	—	—	—	59.2	1.0

Foreign exchange swaps—By currency lent		28.0	—	—	—	14.5	—	42.5	(0.1)

US$		22.1	—	—	—	14.5	—	36.6	(0.1)

Other currencies		5.9	—	—	—	—	—	5.9	—

Forward contracts—Purchased		264.8	8.1	5.7	5.7	3.4	3.4	291.1	21.6

€		0.8	—	—	—	—	—	0.8	—

US$		219.1	8.1	5.7	5.7	3.4	3.4	245.4	20.6

£		42.1	—	—	—	—	—	42.1	0.9

Other currencies		2.8	—	—	—	—	—	2.8	0.1

Forward contracts—Sold		977.1	146.2	62.0	6.1	6.1	98.0	1,295.5	29.2

€		28.8	0.2	—	—	—	—	29.0	1.9

£		40.4	—	—	—	—	—	40.4	0.1

US$		498.5	106.9	34.5	6.1	6.1	98.0	750.1	24.3

Other currencies		409.4	39.1	27.5	—	—	—	476.0	2.9

Foreign exchange options

Call—Purchased

US$		62.4	—	—	—	—	—	62.4	0.5

Call—Sold

US$		17.0	—	—	—	—	—	17.0	(0.3)

Other currencies		3.1	—	—	—	—	—	3.1	3.1

Put—Purchased

US$		111.8	—	—	—	—	—	111.8	7.5

Put—Sold

US$		28.4	—	—	—	—	—	28.4	(2.3)

Insurance contracts (COFACE)		4.7	—	—	—	—	—	4.7	1.1

€		0.9	—	—	—	—	—	0.9	0.9

£		2.3	—	—	—	—	—	2.3	0.2

Other currencies		1.5	—	—	—	—	—	1.5	—

TOTAL		6,804.2	1,409.8	2,605.9	2,239.5	875.6	3,638.0	17,573.0	(169.6)

18.2 EQUITY RISK

The Group has optimized the management of its security portfolio through collars or equity swaps and the sale of call options, incorporated in particular with the sale of options exchangeable for portfolio securities (see Note 16.2).

Off-balance sheet financial instruments held to manage equity risk are as follows:

Equity instruments €	As of December 31, 2002 Notional contract value maturing in year ended December 31,							Fair value

In millions of €	2003	2004	2005	2006	2007	Thereafter	Total

Call—sold	30.7	—	—	—	—	—	30.7	(0.7)

Call—purchased	16.2	—	—	—	—	—	16.2	—

TOTAL	46.9	—	—	—	—	—	46.9	(0.7)

Equity instruments €	As of December 31, 2001 Notional contract value maturing in year ended December 31,							Fair value

In millions of	2003	2004	2005	2006	2007	Thereafter	Total

Call—sold	23.8	30.9	—	—	—	—	54.7	(3.1)

Collars on third-party stock(a)	894.9	—	—	—	—	—	894.9	111.2

Equity swaps(b)	1,043.5	59.3	—	—	—	—	1,102.8	73.9

TOTAL	1,962.2	90.2	—	—	—	—	2,052.4	182.0

(a)	Collars relating to equity securities form part of the asset value hedging strategy and have a notional value of €631 million, maturing in 2002 and a fair value of €106 million. They relate to Fortis shares sold in 2001 for a notional amount of €264 million, maturing in 2002, and a fair value amount of €5 million as of December 31, 2001.
(b)	Equity swaps relating to equity securities form part of the asset value hedging strategy and have a notional value of €852 million, maturing in 2002, and a fair value of €68 million. Equity swaps relate to Vinci shares sold in 2001 for a notional amount of €192 million, maturing in 2002, and a fair value amount of €5 million as of December 31, 2001.

18.3 COMMODITY RISK

18.3.1 Hedging transactions

In the course of its operating activities, the Group is exposed to fluctuations in commodity prices, in particular in the gas and electricity markets.

The increasing liquidity of these markets has enabled the Group during recent periods to enter into transactions hedging these risks using derivative instruments, both firm and optional, available on organized markets and over-the-counter. The Group’s aim is to protect against unfavorable movements in market prices which could effect supply costs or sales contract margins.

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodity instruments	Notional amount / in thousands of MMBTU As of December 31, 2002						Fair value In millions of

	2003	2004	2005	2006	2007	Thereafter	Total

Natural gas and electricity	(15,572.4)	(2,096.8)	23,792.0	20,761.7	33,957.5	47,568.3	108,410.2	(106.6)

Swaps	(17,072.4)	(2,096.8)	23,792.0	20,761.7	33,957.5	47,568.3	106,910.2	(107.2)

Forwards/futures	1,500.0	—	—	—	—	—	1,500.0	0.6

Fuel, Gas oil & Heating oil	36,866.3	33,773.8	30,402.5	—	—	—	101,042.7	6.9

Swaps	36,582.8	33,773.8	30,402.5	—	—	—	100,759.2	6.8

Forwards/futures	283.5	—	—	—	—	—	283.5	0.1

Brent Gas	55,464.0	55,464.0	55,464.0	40,211.4	—	—	206,603.4	44.8

Swaps	55,464.0	55,464.0	55,464.0	40,211.4	—	—	206,603.4	44.8

TOTAL	76,757.9	87,141.0	109,658.4	60,973.1	33,957.5	47,568.3	416,056.3	(54.9)

The Group also holds forward and option contracts on natural gas, entered into in connection with the production capacity optimization strategy. These contracts mature in 2003, and the net notional amount of the positions is a negative €48.1 million, the fair value amounting to €17 million as of December 31, 2002.

18.3.2. Trading activities in commodities

The Group enters into spot and forward contracts for natural gas, electricity and various petroleum products on organized and over-the-counter markets. The Group offers its customers price risk management services. These transactions are performed using a variety of intermediary instruments traded in Europe and the United States of America.

Derivative instruments used include (a) forward contracts involving physical delivery of an energy commodity, (b) swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodity, and (c) options and other contractual arrangements. The Group uses commodity derivatives in order to optimize prices proposed to industrial and commercial customers in the energy sector, as well as for positions taken on its own behalf.

In accordance with internal risk control procedures, risk control departments, independent of the trading departments which initiate and actively manage the positions, are responsible for performing fair value calculations and managing market and credit risks. Fair value and risk exposure calculations are performed daily. Information potentially impacting the credit rating of Group trading activity counterparties is collected and assessed daily and credit limits are adjusted immediately as new financial data concerning the counterparties becomes available.

Net income generated by Group trading activities, defined as net margin after brokerage fees and net allocations to reserves, amounted to €37 million in 2002 (compared to €22 million in 2001).

Notional Amounts and Terms

The notional amounts and terms of these instruments are shown hereafter (notional amounts in MMBTV, millions of British Thermal Units, the standard conversion unit for energy contracts):

	As of December 31, 2002		As of December 31, 2001

Commodities	Notional Amount (Net*) in thousands of MMBTU	Maximum maturity in years	Notional Amount (Net*) in thousands of MMBTU	Maximum maturity in years

Electricity and Natural gas	(11,498.2)		46,465.5

Swaps	(978.9)	9	(18,792.4)	6

Options	1,073.6	3	23,641.5	2

Futures / Forward contracts	(11,592.9)	9	41,616.4	3

Crude oil	1,377.5		(10,507.7)

Swaps	0.7	4	(8,050.7)	1

Options	634.8	2	(2,457.0)	1

Futures	742.0	1	—	—

Fuel, Gas oil and Heating oil	5,320.4		(37,163.6)

Swaps	5,320.4	1	(37,163.6)	2

Options	—	—	—	—

Futures	—	—

TOTAL	4,800.3		(1,205.8)

(*)	purchase position/(selling position)

Notional amounts reflect the volume of open transactions and not the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts are not an exact measure of the Group’s exposure to market or credit risks. The maximum maturities indicated above and the related notional amounts are not indicative of probable future cash flows, to the extent that price risk management could lead to netting of these positions on the market at any time within the limit of the Group’s available funds.

Average maturity, weighted by volume, of the Group’s commitment portfolio as of December 31, 2002 and 2001 was approximately 4.5 and 2.7 years, respectively.

Fair Value

The fair value as of December 31, 2002 and 2001 and the average fair value of instruments used in commodity trading activities is set forth below:

In millions of €	Fair value as of December 31, 2002	Average fair value for the year ended December 31, 2002(a)	Fair value as of December 31, 2001	Average fair value for the year ended December 31, 2001(a)

Natural gas and electricity	(8.6)	4.5	(32.2)	27.2

Crude oil	0.5	0.3	(4.6)	0.8

Fuel, Gas oil and Heating oil	(4.4)	(2.9)	(7.5)	(2.9)

TOTAL	(12.4)	1.9	(44.3)	25.1

(a)	Month-end positions.

These fair values are not representative of probable future cash flows insofar as the underlying positions are sensitive to price movements and can be modified by new transactions.

The following table presents the fair value of financial instruments held by the Group as of December 31, 2002, as part of its energy trading activities, analyzed by valuation method and maturity.

	Contract fair value as of December 31, 2002
In millions of €	<1 year	1 to 5 years	> 5 years	Total fair value

Listed price on an active market(a)	(5.2)	10.8		5.6

Price provided by other external sources(b)	(21.6)	(4.2)		(25.8)

Price based on calculation models or other valuation methods(c)	9.3	0.6	(2.1)	7.8

TOTAL	(17.5)	7.2	(2.1)	(12.4)

(a)	Listed price on an organized market: for contracts traded on organized markets, the Group uses the prices published by these markets. Prices are available at the end of each trade day.
(b)	Prices provided by other external sources: for contracts traded over-the-counter, the Group uses prices communicated by brokers. Listed prices on organized markets are directly available to value long-term contracts and swap contracts on commodity and energy markets in which the Group trades. Prices reflect current economic and regulatory conditions on these markets and are subject to short-term modifications reflecting changes in market conditions. The availability of listed prices on organized markets varies depending on the period and commodity. During these periods and in reduced liquidity areas, the Group estimates the price based on organized market prices, prices available on less liquid markets and other fundamental market analyses. The price of transactions performed by the Group is also used to validate the transactions obtained and the prices received from brokers.
(c)	Models and other valuation methods: the Group estimates the fair value of less-standard instruments using models and other valuation techniques which reflect the most relevant available information. Valuation techniques include the valuation of options, statistical analyses and simulations and discounted value concepts including estimation risk and cash flow scheduling measurement and reflecting specific contractual clauses. Assumptions include commodity market prices, or an estimate thereof in the absence of market prices, nil risk discounting rates, volatility factors underlying positions, the estimated correlation of commodity and energy prices, contractual volumes, estimated values, the liquidity of the market on which the contract is traded and the risk premium taken into account by market players when determining fair value. While listed market prices are not available for these derivative contracts themselves, the market price of the underlying commodity is a significant component in the valuation of these contracts.

Changes in fair value

In millions of €

Fair value as of December 31, 2001	(44.3)

Contracts unwound or settled in 2002	(44.1)

Initial fair value recorded for new contracts in 2002(a)	—

Fair value movements due to changes in appraisal techniques(b)	1.3

Other changes in fair value(c)	74.5

Fair value as of December 31, 2002	(12.4)

(a)	Energy trading contracts presenting unrealized gains or losses from initiation.
(b)	Includes fair value movements resulting from changes in valuation techniques, changes in the method of calculating correlations, volatilities and volume forecasts, changes in the market and historical data characteristics used to calculate correlations, volatilities and historical forecasts and also changes in sources or types of assumptions.
(c)	Represent fair value changes due to market fluctuations (price fluctuations, volatility, etc.).

Credit Risk

In conjunction with the valuation of its financial instruments, the Group provides reserves for risks associated with its trading activity, including credit risk. Credit risk reflects the loss, calculated at market value, that the Group would incur as a result of nonperformance by counterparties of their contractual obligations. The Group has implemented credit procedures with regard to its counterparties and a risk management policy in order to minimize this risk (evaluation of potential counterparties’ financial condition, including credit rating, security requests, use where possible of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty, and collateral requirements).

As of December 31, 2002, 82.9% of counterparties were “investment grade”.

	2002		2001

In millions of €	Investment Grade(a)	Total	Investment Grade(a)	Total

Oil and gas producers	7.3	9.8	84.8	89.6

Energy marketers	164.1	191.2	183.4	208.1

Gas and electric utilities	168.9	215.4	69.2	92.0

Financial institutions	39.5	41.1	17.6	19.7

Industrials	7.4	9.0	30.8	31.4

Organized markets	—	0.9	—	—

TOTAL	387.3	467.4	385.8	440.8

(a)	The “Investment Grade” column includes transactions with counterparties with a minimum Standard & Poor’s or Moody’s rating of BBB- or Baa3 respectively, or an equivalent Dun & Bradstreet rating. Exceptionally, “Investment Grade” status is also determined using publicly available credit ratings, along with consideration of pledged assets, letters of credit and parent company guarantees.

Market risk : Value at risk

In accordance with internal risk management procedures, market risk is managed by risk control departments independent of the trading departments which initiate and actively manage the positions. Trading activities expose the Group to market risk resulting from negative movements in commodity and electricity prices. This price risk is generated by the trading activities which manage the positions resulting from the range of products offered to our customers and our production units and positions taken on the Group’s own behalf. The Group assesses, measures and manages the market risk in respect of commodity and electricity positions, on a daily basis, using the value at risk method, together with other market risk limits. The quantification of the market risk using the value at risk approach provides a transversal measure of risk, taking all markets and products into account. The use of these methods requires the determination of key assumptions, and notably the selection of a confidence interval and a holding period.

In millions of €	Dec. 31, 2002	2002 Average (a)	2001 Average (a)	2002 High (b)	2002 Low (b)

Value at risk	4.2	4.6	5.2	10.5	1.5

(a)	average daily values (100%).
(b)	month-end highs and lows observed in 2001.

Value at risk (VAR) represents the maximum potential loss in value in an asset portfolio, based on a given investment period and confidence interval. The value at risk is not necessarily an indication of potential future results. The Group assumes an investment period of 1 day and a confidence interval of 95%.

NOTE 19—PENSION LIABILITIES AND RELATED COMMITMENTS

Group commitments in respect of pension plans are as follows:

In millions of €	December 31, 2002				December 31, 2001

	Pension Benefits(a)		Other Benefits(b)	Total	Pension Benefits(a)	Other Benefits(b)	Total

Change in benefit obligation

Projected benefit obligation, as of January 1	(4,869	.3) (c)	(903.1)	(5,772.4)	(4,560.0)	(734.2)	(5,294.2)

Service cost	(143.4)		(27.3)	(170.7)	(134.8)	(50.4)	(185.2)

Interest cost	(265.4)		(44.6)	(310.0)	(280.4)	(51.0)	(331.4)

Plan participant contributions paid	(22.3)		(1.9)	(24.2)	(9.5)	(0.7)	(10.2)

Amendments	6.4		59.9	66.3	25.9	57.2	83.1

Acquisition/Disposal	193.0		61.9	254.9	(62.0)	(43.4)	(105.4)

Curtailment/Settlements	9.0		(0.3)	8.7	3.8	(10.5)	(6.7)

Special Termination	(16.8)		10.6	(6.2)	(6.1)	(4.0)	(10.1)

Actuarial gains/(losses)	(273.7)		(19.4)	(293.1)	36.8	(119.1)	(82.3)

Benefits paid	296.4		59.5	355.9	338.2	63.6	401.8

Other (foreign currency translation)	351.2		49.2	400.4	(17.9)	(10.6)	(28.5)

Projected benefit obligation, as of December 31	(4,734.9)		(755.5)	(5,490.4)	(4,666.0)	(903.1)	(5,569.1)

Change in fair value of plan assets

Fair value of plan assets, as of January 1	3,219	.3 (c)	35.9	3,255.2	3,271.4	35.3	3,306.7

Actual return on plan assets	(234.5)		(2.9)	(237.4)	(145.2)	(3.0)	(148.2)

Company and Plan participant contributions	341.5		57.5	399.0	207.3	62.0	269.3

Acquisition/Disposal	(67.3)		—	(67.3)	(26.9)	—	(26.9)

Curtailment/Settlements	(4.5)		—	(4.5)	(3.4)	—	(3.4)

Benefits paid	(293.9)		(55.7)	(349.6)	(303.1)	(60.3)	(363.4)

Other (foreign currency translation)	(240.6)		(5.5)	(246.1)	16.0	1.9	17.9

Fair value of plan assets, as of December 31	2,720.0		29.3	2,749.3	3,016.1	35.9	3,052.0

Funded status	(2,014.9)		(726.2)	(2,741.1)	(1,650.2)	(867.2)	(2,517.4)

Unrecognized actuarial loss	826.7		84.3	911.0	171.4	76.8	248.2

Unrecognized actuarial prior service cost	(21.8)		(48.9)	(70.7)	(34.0)	(50.5)	(84.5)

Unrecognized actuarial transition obligation	(0.8)		—	(0.8)	2.2	—	2.2

Asset ceiling	(11.6)		—	(11.6)	(2.2)	—	(2.2)

Accrued (prepaid) benefit cost	(1,222.4)		(690.8)	(1,913.2)	(1,512.5)	(840.9)	(2,353.7)

ACCRUED BENEFIT LIABILITY	(1,518.3)		(724.6)	(2,242.9)	(1,711.5)	(840.9)	(2,552.4)

PREPAID BENEFIT COST	295.9		33.8	329.7	199.0	—	199.0

(a)	Retirement pensions and obligations.
(b)	Health care and other post employment benefits.
(c)	After finalization of the opening balance sheet of a company brought into the scope of consolidation in 2001, reversal of offset of assets and liabilities not impacting the level of 2001 reserves.

The calculation of net commitments relating to the electricity and gas sectors in Belgium takes into account, within the current regulatory and collective bargaining agreement context, the methods used by the electricity and gas supply sector in this country to pay such commitments (see Note 1-N).

Coverage of obligations as of December 31, 2002 and 2001 consists of the following:

In millions of €	As of December 31, 2002			As of December 31, 2001

	Benefits exceed assets	Assets exceed benefits	Total	Benefits exceed assets	Assets exceed benefits	Total

Projected benefit obligation	(5,244.9)	(245.5)	(5,490.4)	(4,717.0)	(852.1)	(5,569.1)

Plan assets at fair value	2,468.8	280.5	2,749.3	2,034.3	1,017.7	3,052.0

Unrecognized actuarial loss	824.4	86.6	911.0	217.0	33.4	250.4

Unrecognized actuarial prior service cost & transition obligation	(71.5)	—	(71.5)	(84.5)	—	(84.5)

Asset ceiling	(11.6)	—	(11.6)	—	(2.2)	(2.2)

TOTAL NET COMMITMENTS	(2,034.8)	121.6	(1,913.2)	(2,550.2)	196.8	(2,353.4)

Changes in pension and other benefits liability and changes in prepaid benefit cost recorded in the accompanying consolidated balance sheets are as follows:

In millions of €	Accrued benefit liability	Prepaid benefit cost

Balance recognized as of December 31, 2001	(2,552.4)	199.0

Foreign currency translation	103.9	(29.3)

Changes in the scope and miscellaneous	133.3	57.0

Period expense net of contributions	72.3	103.0

Balance recognized as of December 31, 2002	(2,242.9)	329.7

The net periodic cost recognized in respect of pensions and other benefits for the years ended December 31, 2002 and 2001 consisted of the following:

In millions of €	2002	2001

Service cost	170.7	185.2

Interest cost	310.0	331.3

Expected return on plan assets	(212.6)	(231.8)

Amortization of actuarial net loss / (gain)	2.1	9.6

Amortization of unrecognized prior service cost	4.3	19.5

Gains or losses on pension plan curtailment, termination and settlement	(55.2)	19.1

Special termination	(5.8)	7.0

Asset ceiling	(0.8)	(8.9)

NET PERIOD BENEFIT COST	212.7	331.0

Actuarial assumptions

Actuarial assumptions are determined individually for each country and for each company in association with independent actuaries. Weighted discounting rates are presented below:

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

Discount rate	5.7%	6.0%	6.7%	5.8%	6.5%	6.9%

Rate of compensation increase	3.7%	3.2%	4.0%	3.6%	3.3%	3.6%

Expected return on plan assets	6.7%	6.9%	7.4%	8.5%	9.9%	9.9%

Healthcare costs are assumed to increase by 4.8% in 2003, 4.5% in 2004, 4.3% in 2005 and 4.2% in 2006 and thereafter.

A one percentage point change in assumed healthcare cost trend rates would have the following effect on the other benefit plans for retirees:

In millions of €	Percentage point increase	Percentage point decrease

Impact on costs	2.7	(1.5)

Impact on post retirement benefit obligations	29.9	(20.2)

NOTE 20—COMMITMENTS

20.1 BILATERAL COMMITMENTS TO PURCHASE

Operating subsidiaries of the Group have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments under the EGE and EGI contracts are presented below. They are valued at the closing spot rate or the price provided in the contract if this is not exclusively based on market conditions and according to their maturity are discounted based on the issued bond rates of leading companies. The Group is also committed to purchasing and selling future services in the completion of long-term contracts.

In the normal course of activities, certain Group companies have also entered into contracts for the purchase of technical installations with a total value of €1,645.9 million as of December 31, 2002. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

In millions of €	Firm commodity, combustibles and electricity purchases	Firm electricity and gas purchases	Firm PP&E purchases

2003	4,820.0	8,221.0	610.4

2004	3,207.0	4,833.0	319.1

2005	2,943.0	3,902.0	158.0

2006	2,526.0	3,400.0	63.1

2007	2,122.0	2,844.0	—

Thereafter	14,836.0	14,599.0	495.3

TOTAL	30,454.0	37,799.0	1,645.9

Finally, the Group is also committed to capital expenditures under certain concession contracts, in the amount of €2,282.8 million

20.2 OPERATING LEASES WHICH MAY NOT BE TERMINATED

The Group is committed to operating leases, which may not be terminated, relating to premises, facilities, ships (LNG tankers) and vehicles which expire on various dates during the next few years. The Group considers that, in the normal course of business, contracts expiring will be renewed or replaced.

Lease charges are presented in Note 3.

The present value of minimum future payments in respect of these leases is as follows:

In millions of €	Operating leases

2003	157.8

2004	128.2

2005	103.0

2006	85.5

2007	82.1

Thereafter	681.4

TOTAL	1,238.0

20.3 OTHER COMMITMENTS

In millions of € Maturing within	December 31, 2002	1 year	1 to 5 years	More than 5 years

Commitments given:

Commitments given on contracts	2,373.8	1,054.5	417.2	902.1

Performance bonds and similar	1,685.3	718.4	282.2	684.7

Other guarantees given on contracts	688.5	336.1	135.0	217.4

Financing commitments	4,067.0	966.0	927.1	2,173.9

Personal collateral given	1,194.3	694.0	299.8	200.5

Assets pledged and other collateral given	2,750.9	185.7	615.2	1,950.0

Other financing commitments given	121.8	86.3	12.1	23.4

Other commitments given	4,297.8	1,205.6	1,504.0	1,588.3

Commitments given on energy trading activities	759.4	0.4	664.1	94.9

Other commitments given	3,538.5	1,205.2	839.9	1,493.4

TOTAL	10,738.7	3,226.1	2,848.3	4,664.3

Commitments received:

Guarantees received on contracts	353.2	133.0	56.2	164.0

Financing commitments received	9,118.3	3,310.1	4,350.0	1,458.2

Credit facilities authorized and available and commercial paper back-up lines	6,854.6	2,908.4	3,600.8	345.4

Securtization (see Note 20.5)	445.7		445.7

Other financing commitments received	1,818.0	401.7	303.5	1,112.8

Other commitments received	756.6	148.1	42.1	566.4

Commitments received on energy trading activities	421.9	—	—	421.9

Other commitments received	334.7	148.1	42.1	144.5

TOTAL	10,228.1	3,591.2	4,448.3	2,188.6

Commitments given on contracts primarily comprise performance bonds guaranteeing customers the completion of contract services. In terms of the performance bonds, 62% relate to the Environment business line and 38% to the Energy business line. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees include advance repayment deposits, retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal security granted primarily to creditors of Group equity investees in the amount of €1,194 million, collateral of €2,751 million and other financing commitments given mainly to proportionally consolidated companies of €122 million. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and to a lesser extent consolidated investments (€530 million) which represent approximately 20% of collateral. In addition, the Group sold certain portfolio securities under repurchase agreements as indicated in Note 10.1. The Group has received financing commitments in the amount of €9,118 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

The Group has also given and received commitments (letters of credit, parent company guarantees) in the context of its activities with energy trading counterparties in the amount of €759.4 million and €421.9 million respectively.

Other commitments given include principally the following transactions :

•	Electrabel entered into a contract to purchase the entire electricity production of de Société Hydroélectrique Montagne (SHEM) and pay an annual fixed amount, net of tax, of between €78 million and €80 million. In addition, it granted SNCF a staggered sale option covering the share capital of this company. The first option comprises two tranches. The first tranche concerns 40% of the share capital for an amount of €337 million and can be exercised between May 1, 2003 and April 30, 2005. The second tranche also concerns 40% of the share capital, has identical financial terms and conditions and must be exercised within a 2-year period, day for day, from the date of exercise of the first tranche, and no later than May 1, 2007. The second option covers the remaining share capital and has the same financial terms and conditions. It may be exercised by SNCF immediately following the second tranche and up to April 30, 2010. However, the strike price of this option decreases over time.

•	With the approval of the Board of Directors of Compagnie Nationale du Rhône, granted in November 2002, Electrabel undertook to buy out the interests of several Compagnie shareholders. These purchases are subject to conditions precedent regarding the publication of an application decree authorizing the partial opening of the share capital of this company to the private sector. As of December 31, 2002, firm commitments contracted by the Group were estimated at approximately €83 million. In addition, Energie du Rhône (joint subsidiary of Electrabel, 49%, and CNR, 51%) signed electricity purchase/sale contracts with Compagnie Nationale du Rhône.

•	On January 29, 2003, Electrabel finalized the acquisition of 35% of the share capital of Interpower for €299 million. The Group held a share purchase commitment of an equal amount as of December 31, 2002.

•	The Group granted the purchaser of a 30% interest in Elia System Operator (see Note 2.3), an option for the resale of this interest, eligible for exercise until February 29, 2004. This option, with a strike price equal to the initial consideration paid for the investment, also covers a receivable transferred to the purchaser at the same time. The total amount of this commitment is €221 million.

Finally, SUEZ Group companies are committed by vendor warranties resulting from the sale of activities, and subject to reserves where their exercise is considered probable. Potential liabilities in respect of vendor warranties total €663 million.

20.4 CONTRACTUAL OBLIGATIONS IMPACTING FUTURE OUTFLOWS

The following table presents an estimate of contractual obligations as of December 31, 2002 impacting future cash outflows of the Group. This estimate encompasses Group gross borrowings and, among the off-balance sheet commitments described in Note 20, operating leases, irrevocable commitments under which the Group has undertaken to purchase tangible assets, and other long-term commitments.

	Payments in

In millions of €	Less than 1 year	1 to 5 years	More than 5 years	Total

Gross borrowings (including capital leases) (see Note 16.3)	4,857.2	11,061.2	10,087.4	26,005.6

Operating leases (see Note 20.2)	157.8	398.8	681.4	1,238.0

Irrevocable purchase commitments	1,573.7	1,110.6	495.3	3,179.6

Other long-term commitments	207.2	541.1	1,656.3	2,404.6

20.5 TRADE RECEIVABLE SECURITIZATION PROGRAM

In January 2002, the Group launched a 5-year European trade receivable securitization program, covering maximum of €800 million in receivables. Trade receivables of the different entities concerned (SITA Group, Elyo Group, Fabricom Group) are sold to a special-purpose securitized debt fund which secures refinancing on the commercial paper market. The debtors of the assets concerned are primarily local authorities and companies.

SUEZ guarantees the securitized debt fund against initial losses on receivables and their concentration on a single counterparty. SUEZ deposits amounts with the securitized debt fund in respect of this guarantee, the level of which is determined by the level of receivables outstanding and their performance. Payments overdue more than 180 days are refinanced by the transferor via a draw-down by the securitized debt fund on the deposit account.

As of December 31, 2002, securitized debt outstanding totaled €360 million and the deposit €104.9 million. As of December 31, 2002, this deposit is not covered by any reserves.

The program provides for certain cases of early resolution; in particular, the transfer of new receivables to the securitized debt fund would no longer be possible if the credit rating of GIE SUEZ Alliance fell below Baa1.

The summary balance sheet of the European securitized debt fund as of December 31, 2002 is as follows (in millions of €):

Assets		Liabilities

Securitized debt	359.4	Ordinary shares	255.0

Miscellaneous receivables	0.6	Liabilities	104.9

		Miscellaneous creditors	0.1

TOTAL	360.0	TOTAL	360.0

The Group also continued its US securitization program, subject to a maximum outstanding of US$ 150 million. Securitized debt outstanding totals US$ 144 million and the deposit US$ 43.7 million, as of December 31, 2002.

NOTE 21—DISPUTES AND OTHER EXCEPTIONAL EVENTS

The Group is involved with various claims and disputes with its customers that arise in the ordinary course of business and with tax authorities in certain countries. The Group estimates its liability based on its historical experience with similar type claims. In the opinion of management, the amount of any ultimate liability with respect to these claims will not materially affect the Group’s consolidated financial statements, results of operations or gross cash flow.

•	Competition and integration

Energy

In Belgium, Electrabel operates in partnership with municipalities, through mixed inter-municipal companies, to distribute gas, electricity and distribution signals. Electrabel and the municipalities have signed agreements for the supply of electricity to eligible customers who have not expressly chosen another supplier. These agreements, equivalent to vertical integration, have been or are being examined by the Belgian competition authorities.

Environment

In France, the anti-trust council ordered SUEZ and Vivendi Environnement to put an end to situations of joint control in a certain number of water distribution companies in which these companies hold equal stakes. This decision has been appealed.

•	Disputes and arbitration

The Belgian tax authorities have assessed Tractebel SA for an amount of 157 million and have made known their intention to issue a further assessment in the amount of 31 million, in respect of Tractebel’s investments in gas transportation and electricity distribution networks in Kazakhstan. Tractebel has appealed this assessment and, based on its analysis and the advice of legal counsel, the Group considers that these claims are without foundation.

In addition, in the course of its operations, the Group disposes of various business activities and is subject to claims from the acquirers of those business. Claims are analyzed by the Group’s legal department and with outside counsel. Based on the advice of legal counsel, the Group assesses the merits of the claim. While it is not possible to predict with certainty the outcome of these disputes, it is the opinion of management based on discussions with legal counsel that certain of these claims are without merit. The Group intends to defend itself vigorously in these matters.

For certain other matters, the Group records an accrual based on the advice of legal counsel for the best estimate of the resolution of the claim. In the opinion of the Group, amounts accrued for claims are adequate, and the ultimate resolution of these matters will not have a material effect on the Group’s consolidated financial statements.

The Group regularly reviews these disputes, notably when new facts are brought to its attention.

Finally, the Group operates in industries and in countries where regulations and laws concerning environmental protection are increasing. The reasonably estimable future costs of probable environmental obligations have been provided for in the Group’s consolidated financial statements and are included under the reprocessing and storage of nuclear fuels, dismantling of nuclear power stations, site rehabilitation and other contingencies and losses captions in Note 15. As the scope of environmental obligations becomes better defined, there may be changes in the estimated future costs. The ultimate amount of such future costs cannot be determined due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of corrective actions that may be required and the determination of the Group’s liability in proportion to other responsible parties. While it is not possible at this time to establish the ultimate amount of liability with respect to future environmental cost, the Group does not expect that these contingencies will materially affect its consolidated financial statements.

NOTE 22—SEGMENT INFORMATION

The Group primarily operates and manages three business segments (Energy, Environment-Local Services, Environment-Industrial Services). Each of these business segments is managed separately because each business develops, manufactures and sells distinct products and services, or targets specific customer segments. The activities of the different business segments are as follows:

•	Energy—The subsidiaries operating in this business segment may be involved in the production, transmission and distribution of electricity or gas, the operation of cogeneration and waste-to-energy facilities, and the provision of facility management services.

•	Environment—Local Services (SELS)—The subsidiaries operating in this business segment provide private individuals and local authorities (i) water management and water treatment services under concession contracts (Water management), (ii) water purification facility design and construction (Turnkey engineering) and (iii) waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

•	Environment—Industrial Services (SEIS)—The subsidiaries operating in this business segment provide industrial process facility services (Water treatment) to industrial customers.

This new segment structure was introduced in 2002 following the reorganization of the Group, which involved the creation of SUEZ Environment Local Services from SITA and Ondeo Services, and SUEZ Environment Industrial Services from Ondeo Nalco and Ondeo Industrial Solutions. Segment information for 2001 and prior years has been adjusted to reflect this new organizational structure, to ensure the comparability of data. In addition, following the deconsolidation of Fortis and Vinci in 2001, information is no longer published by the Group in respect of the Construction and Financial Services segments. The contributions of these segments, together with that of the Communication segment and various other investments, are grouped together under “Other”.

A reconciliation of segment information to consolidated figures is provided below.

Segment profit/(loss) is operating income before depreciation, amortization and provisions plus financial income/(loss) other than interest paid and received, plus income of companies accounted for under the equity method (EBITDA).

Segment net assets correspond to resources committed to the development of each of the Group’s business segments (capital employed) and represent total assets adjusted primarily for special concession accounts, other reserves for contingencies and losses, accounts payable, deferred income, cash and cash equivalents and marketable securities.

The accounting policies applied to segment information are identical to those adopted in the consolidated financial statements.

Employee numbers presented are year-end figures for fully consolidated companies (employees of all categories with permanent, fixed-term or training contracts).

Information by Business segment

In millions of €	Energy	SELS	SEIS	Other	TOTAL

2002

Segment revenues	29,548.2	12,938.5	2,958.9	644.2	46,089.8

Income from companies accounted for under the equity method	60.7	(21.7)	1.1	11.3	51.4

Segment profit (EBITDA)	4,125.4	2,379.9	535.9	212.5	7,253.7

Segment net assets	17,513.0	14,454.1	5,250.2	5,523.4	42,740.7

Capital expenditure	2,204.6	1,647.4	143.0	162.8	4,157.8

Employees	88,811	97,040	11,912	987	198,750

2001

Segment revenues	26,373.9	12,348.2	3,026.1	611.0	42,359.2

Income from companies accounted for under the equity method	57.4	(17.6)	—	293.9	333.7

Segment profit (EBITDA)	4,331.0	2,575.1	548.8	283.0	7,737.9

Segment net assets	21,382.3	16,348.5	6,399.9	5,857.7	49,988.4

Capital expenditure	2,062.9	1,915.3	170.1	242.8	4,391.1

Employees	84,400	91,500	11,000	1,150	188,050

2000

Segment revenues	19,585.8	11,744.5	2,641.3	645.4	34,617.0

Income from companies accounted for under the equity method	5.4	21.8	—	484.3	511.5

Segment profit (EBITDA)	3,958.0	2,401.1	545.5	510.1	7,414.7

Segment net assets	19,169.1	15,878.3	5,783.1	5,876.6	46,707.1

Capital expenditure	2,033.2	2,099.4	120.0	314.8	4,567.4

Employees	72,600	87,570	11,380	1,650	173,200

Information by geographical area

In millions of €	France	Belgium	UK	Other EU Countries	Other European countries	North America	South America	Asia and Oceania	Africa and Middle East	Total

2002

Revenues	9,970.3	10,847.2,	3,786.6	10,583.6	1,340.8	4,659.9	2,098.1	1,872.5	930.8	46,089.8

Net assets	5,787.0	4,564.4	5,224.2	7,265.9	1,001.6	11,410.2	4,857.1	2,460.8	169.5	42,740.7

Employees	60,550	29,900	12,650	39,900	6,800	17,850	20,500	6,000	4,600	198,750

2001

Revenues	8,985.7	10,237.5	5,202.2	6,920.4	910.9	4,301.7	3,055.5	2,093.1	652.2	42,359.2

Net assets	6,546.3	8,045.0	4,999.8	7,068.4	519.6	11,767.6	7,642.7	3,222.9	176.2	49,988.5

Employees	59,300	31,600	12,100	39,900	3,550	9,400	21,000	6,750	4,450	188,050

2000

Revenues	8,688.4	9,131.2	2,597.2	5,180.0	620.5	3,400.8	2,752.4	1,623.1	623.4	34,617.0

Net assets	5,308.0	7,283.7	4,886.8	6,845.4	419.8	11,410.9	7,691.1	2,690.6	170.8	46,707.1

Employees	55,920	30,970	13,600	28,500	3,350	10,790	19,220	6,350	4,500	173,200

Reconciliation of segment profit to operating income

In millions of €	2002	2001

SEGMENT PROFIT (EBITDA)	7,253.7	7,737.9

Less:

Depreciation, amortization and provisions	(3,070.8)	(3,098.7)

Share in income of companies accounted for under the equity method	(51.4)	(333.7)

Other financial income/(loss)	(358.9)	(198.4)

Other operating items	(65.0)	(43.3)

GROUP CONSOLIDATED OPERATING INCOME	3,707.6	4,063.8

Reconciliation of capital employed to consolidated total assets

In millions of €	2002	2001	2000

CAPITAL EMPLOYED	42,740.7	49,988.5	46,707.1

Plus:

Goodwill amortization excluding exceptional	(2,283.6)	(1,500.7)	(1,008.3)

Loans and receivables related to affiliates	1,736.4	645.5	1,051.9

Special concession accounts	4,849.2	4,668.6	4,602.7

Reserves for contingencies and losses	10,208.1	9,437.1	9,917.7

Accounts payable	14,745.7	16,269.4	13,706.5

Deferred income excluding deferred tax	2,977.6	3,373.3	3,833.6

Marketable securities, cash and cash equivalents	8,538.9	5,751.2	5,836.9

Adjustments to intangible fair value (a)	638.3	848.5	849.5

GROUP CONSOLIDATED TOTAL ASSETS	84,151.3	89,481.4	85,497.6

(a)	Adjustment enabling the adoption, for goodwill and fair value adjustments to intangible assets, of an identical treatment in the segment net asset calculation (inclusion of their gross value only, excluding deferred tax impact).

NOTE 23—MANAGEMENT COMPENSATION

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer and Executive Directors and the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer and Executive Directors:

In millions of €, except headcount amounts	2002		2001
	Headcount	Total compensation	Headcount	Total compensation

Board of Directors	16	1.9	15	1.7

Members of the Executive Committee	13	9.1	12	10.3

NOTE 24—SUBSEQUENT EVENTS

24.1 ATLANTA CONTRACT

On January 24, 2003, United Water and the City of Atlanta signed a heads of agreement confirming their mutual desire to terminate the City’s drinking water maintenance and management services contract. The mutual dissolution agreement is currently being finalized. The impact of the termination of this contract is provided for in the Group financial statements for the year ended December 31, 2002.

24.2 MANILA CONTRACT

On February 7, 2003, Maynilad (Philippines) announced the termination of the water and sewage concession contract for West Manila. This notification followed several attempts to reach an agreement with the concession-granting authority. A number of legal proceedings are in progress. The impact of the termination of this contract is provided for in the financial statements for the year ended December 31, 2002.

24.3 ACQUISITION OF A FURTHER 60% INTEREST IN THE POLANIEC POWER PLANT (POLAND)

On February 21, 2003, Electrabel signed an agreement with the Polish government to purchase the 60% interest in the Polaniec power plant held by the Polish authorities, increasing its holding from 39% to 99%. Polaniec is a coal-fired power plant with installed capacity of 1,800 MW, located 100 km from Krakow. It consists of eight 225 MW units and produces 6% of the country’s total electricity. This transaction represents an investment of € 160 million.

24.4 ACQUISITION OF 35% OF THE SHARE CAPITAL OF INTERPOWER (ITALY)

On January 29, 2003, Acea Electrabel and Energia Italiana finalized the acquisition of the Italian electricity producer, Interpower, for € 853 million, through a new venture held equally by Acea Electrabel and Energia Italiana S.p.A.

Interpower, in which Electrabel holds a 35% interest, is the third “Genco” privatized by ENEL and has installed capacity of 2,611 MW.

24.5 SALE OF AXA, VINCI AND TOTALFINAELF SECURITIES

On February 27, 2003, SUEZ sold its remaining holdings in AXA and Vinci and substantially reduced its holding in TotalFinaElf.

These transactions contributed around € 400 million to the Group’s debt reduction. They had no impact on the Group’s available cash position, since all stocks involved in these transactions had been monetized under repurchase agreements (see Note 10.1).

NOTE 25—LIST OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2002

Company name	Corporate Headquarters	% interest		% control		Consolidation method

		2002	2001	2002	2001	2002	2001

ENERGY

TRACTEBEL,
Parent company	Place du Tronê 1 B - 1000 Bruxelles - Belgium	100	99	100	99	FC	FC

ELECTRABEL	Boulevard du Regent, 8 - 1000 Bruxelles - Belgium	45	43	45	44	FC	FC

ELIA	Boulevard de l’Empereur - 1000 Bruxelles - Belgium	29	39	70	100	EM	FC

DISTRIGAZ	Rue de l’Industrie, 10 - 1040 Bruxelles—Belgium	47	46	55	55	FC	FC

FLUXYS	Avenue des Arts,31 - 1040 Bruxelles—Belgium	47	46	55	55	FC	FC

ELYO	235, av. Georges Clémenceau 92000 Nanterre—France	100	99	100	100	FC	FC

AXIMA WINTERTHUR (ex Sulzer Infra)	Zürcherstrasse 12, CH 8401 Winterthur, Switzerland	100	99	100	100	FC	FC

DUNAMENTI	Eronu Ut2 2440 Szazhalombatta, PF 28, Hungary	34	32	75	75	FC	FC

ENDEL	15, rue Saint-Denis 93125 La Courneuve Cedex—France	100	99	100	100	FC	FC

ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, postbus 10087, 8000GB Zwolle, Netherlands	45	43	100	100	FC	FC

ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 - 16, 66111 Saarbrücken—Germany	23	22	51	51	FC	FC

FABRICOM	Rue de Gatti de Gamond 254 - 1180 Bruxelles—Belgium	100	99	100	100	FC	FC

TRACTEBEL ENERGIA	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	78	75	78	76	FC	FC

GTI	Kosterijland 50, 3981 AJ Bunnik, Netherlands	100	99	100	100	FC	FC

INEO	2 allée Jacques Brel 92247 Malakoff Cedex—France	100	99	100	100	FC	FC

ITASA	986, Bela Cintra, 12e Andar, Sao Paulo, Brazil	38	36	49	49	PC	PC

LITORAL GAS	Mitre G21 2000 Rosario—Prov. De Santa Fe, Argentina	63	62	90	90	FC	FC

POLANIEC	Elektrownia im. Tadeusza Kosciuski—Spolka Akcyjna w Polancu—Poland	18	25	39	25	EM	EM

ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo, Italy	45	43	100	100	FC	FC

TRACTEBEL INC (USA)	Suite 900-1177 West Loop South 77027 - 2427 Houston, Texas—USA	100	99	100	100	FC	FC

TRACTEBEL THAILAND	26th Floor, M. Thai Power 87, Wireless road, Phatum Wan, Bangkok 10330, Thailand	100	99	100	100	FC	FC

TRACTEBEL LNG NORTH AMERICA	2, Seaport Lane, Boston MA 02210, USA	100	99	100	100	FC	FC

ENVIRONMENT—Local Services (SELS)

LYONNAISE DES EAUX (FRANCE)	18 Square Edouard VII, 75009 Paris—France	100	100	100	100	FC	FC

ONDEO	18 Square Edouard VII, 75009 Paris—France	100	100	100	100	FC	FC

ONDEO DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison—France	100	100	100	100	FC	FC

HISUSA	Paseo de San Juan, 39, 08009 Barcelona—Spain	51	51	51	51	PC	PC

AGBAR	Paseo de San Juan, 39, 08009 Barcelona—Spain	26	26	(Consolidated by Hisusa)		PC	PC

AGUAS ANDINAS	Avenida Presidente Balmaceda 1398, Piso—4, Santiago, Chili	32	30	52	52	FC	FC

AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires—Argentina	46	46	40	40	FC	FC

AGUAS CORDOBESAS	Rivadavia 126 Ciudad de Cordoba 5000—Cordoba, Argentina	44	43	39	39	FC	FC

AGUAS PROVINCIALES DE SANTE FE	Cordoba 844, piso 5 Rosario 2000—Argentina	58	56	52	52	FC	FC

EAU ET FORCE	300, rue Paul Vaillant Couturier—BP 712 - 92007 Nanterre—France	100	100	100	100	FC	FC

EAUX DE MARSEILLE	25, rue Edouard-Delanglade 13006 Marseilles—France	49	49	50	50	PC	PC

EAUX DU NORD	217, Bd de la Liberté BP 329 59020 Lille Cedex—France	50	50	50	50	PC	PC

EURAWASSER	Carl-Hopp-Strasse 1, D-18069 Rostock—Germany	100	50	100	50	FC	PC

LYDEC	20, boulevard Rachidi, Casablanca—Morocco	60	60	59	59	FC	FC

NORTHUMBRIAN WATER	Regent Centre, Gosforth, Newcastle upon Tyne NE3 3PX—UK	100	83	100	93	FC	FC

SINO FRENCH HOLDING (SFH)	New Worl Tower 29/f 16-18 Queensroad Central Hong Kong	30	30	50	50	PC	PC

S.A.A.M. (Sociedad de Abstecimiento de Aguas de Macau)	82, avenue do Conselheiro Borja PO BOX 115 Macau	26	26	(Consolidated by SFH)		PC	PC

Company name	Corporate Headquarters	% interest		% control		Consolidation method

		2002	2001	2002	2001	2002	2001

S.C.M. (SDEI)	988, chemin Pierre Drevet 69140 Rillieux la Pape—France	100	100	100	100	FC	FC

STEPHANOISE DES EAUX	28, rue Eugène Beaune 42043 Saint-Etienne Cedex—France	50	50	50	50	PC	PC

UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park, New Jersey—USA	100	100	100	100	FC	FC

SITA	132 Rue des Trois Fontanot—92758 Nanterre—France	100	100	100	100	FC	FC

CESPA(1)	Henao, 20 entreplanta—Bilbao—Spain	63	63	(Consolidated by SITA and Agbar)		FC	FC

ENVIRONMENT—Industrial Services (SEIS)
ONDEO NALCO	Nalco Chemical Company—One Nalco Center—Naperville IL 60563—1198—USA	100	100	100	100	FC	FC

OTHER

CODITEL	Rue des Deux Eglises 26, 1000 Bruxelles—Belgium	79	79	79	79	FC	FC

COFICEM / SAGEM	6, Avenue d’léna, 75783 Paris cedex 16—France	—	23	—	23	—	EM

LYONNAISE COMMUNICATIONS (NOOS)	20 Place des Vins de France—75614 Paris cedex 12—France	50	50	50	50	PC	PC

METROPOLE TV	89, avenue Ch. De Gaulle, 92200 Neuilly s/Seine—France	38	37	34	34	PC	PC

PARIS CABLE	20 Place des Vins de France—75614 Paris cedex 12—France	50	50	50	50	PC	PC

TPS	145, quai de Stalingrad 92137 Issy les Moulineaux—France	—	34	—	34	—	EM

FORTIS	Rue Royale, 20 - 1000 Bruxelles—Belgium	—	—	—	—	—	EM

Société Générale de Belgique	Rue Royale, 30 - 1000 Bruxelles—Belgium	100	100	100	100	FC	FC

REAUMUR PARTICIPATIONS	115, Rue Réaumur—75002 Paris—France	100	100	100	100	FC	FC

SI FINANCES	68, Rue du Faubourg Saint-Honoré—75008 Paris—France	100	100	100	100	FC	FC

SUEZ ALLIANCE	16, rue de la Ville I’Evêque—75383 Paris Cedex 08—France	100	100	100	100	FC	FC

SUEZ INDUSTRIAL SOLUTIONS	94, Rue de Provence—75009 Paris—France	100	100	100	100	FC	FC

UMICORE	Rue du Marais, 31 - 1000 Bruxelles—Belgium	31	30	31	30	EM	EM

Note:

FC	= Full consolidation

EM	= Accounted for under the equity method

PC	= Proportional consolidation

(1)	Group held 50/50 by SITA and Agbar.

AUDITORS’ REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

To the Shareholders of Suez:

In accordance with our appointment as auditors by your Annual General Meetings, we have audited the accompanying consolidated financial statements of Suez for the year ended December 31, 2002.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2002 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Without qualifying our opinion, we draw your attention to the Notes 1, 13, 14 and 15 of the exhibit explaining the change in accounting method linked to the first application of the provisions of CRC rule 2000-06.

We have also verified, in accordance with professional standards applicable in France, the Group financial information contained in the Management Report. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

This is a free translation of the original French text for information purposes only.

Neuilly-sur-Seine, March 7, 2003

The Statutory Auditors

Barbier Frinault & Autres	Deloitte Touche Tohmatsu-Audit
Ernst & Young

Christian CHOCHON	Jean-Paul PICARD

CHAPTER 6

BOARD OF DIRECTORS AND OFFICERS CORPORATE GOVERNANCE

6.1	MEMBERS AND FUNCTIONS OF BOARD OF DIRECTORS AND MANAGEMENT

In 2002, the Board of Directors comprised 16 Directors. Eight Directors are French, seven Directors are non-French and one Director has joint French-US nationality. Mr. François Jaclot resigned on February 19, 2003. On March 5, 2003, the Board of Directors defined the “non-executive” criteria applicable to Directors and examined the position of each with respect to these criteria. Seven Directors on the Board out of a total of 15 can be considered “non-executive.”

	Date of 1st appointment	Year of most recent appointment	Year of expiration of current term	Address

Gerard Mestrallet (54 years old) Chairman and Chief Executive Officer	June 15, 1994	2001	2005	SUEZ, 16, rue de la Ville I’Evèque, 75008 Paris

Jean Gandois (72 years old) Vice-Chairman	June 25, 1986	2001	2005	SUEZ, 16, rue de la Ville I’Evèque 75008 Paris

Albert Frère (77 years old) Vice-Chairman	June 19, 1997	2001	2004	Groupe Bruxelles Lambert, avenue Marnix 24, B-1000 Brussels

Philippe Brongniart (64 years old) Director, Senior Executive Vice-President	June 19, 1997	2001	2003	SUEZ, 16, rue de la Ville I’Evèque 75008 Paris

François Jaclot, (53 years old) Director, Senior Executive Vice-President	June 19, 1997	2001	2003	SUEZ, 16, rue de la Ville I’Evèque 75008 Paris

Gerhard Cromme (60 years old)* Director	June 14, 1995	2001	2004	ThyssenKrupp AG, August-Thyssen Strasse 1, D-40211 Düsseldorf

Etienne Davignon (70 years old) Director	August 3, 1989	2001	2004	Société Générale de Belgique, 30 rue Royale, B-1000 Brussels

Paul Desmarais Jr (48 years old) Director	April 14, 1998	2001	2005	Power Corporation of Canada, 751 Square Victoria, Montreal, Quebec H2Y 2J3

Lucien Douroux (69 years old)* Director	September 7, 1993	2001	2005	Banque de Gestion Privée, 20 rue de la Baume, 75008 Paris

Jacques Lagarde (64 years old)* Director	June 14, 1995	2001	2003	1314 Arch Street, Berkeley, CA 94708, USA

Anne Lauvergeon (43 years old)* Director	May 5, 2000	2001	2003	Areva, 27/29, rue Le Peletier, 75009 Paris

Jean Peyrelevade (63 years old) Director	June 22, 1983	2001	2004	Crædit Lyonnais, 19, boulevard des Italiens, 75002 Paris

Felix G. Rohatyn (74 years old)* Director	May 4, 2001	2001	2004	Rohatyn Associates LLC, 30 Rockfeller Plaza Suite 5000, New York, NY 10020, USA

Jean-Jacques Salane (51 years old) Director	April 26, 2002	2002	2006	Lyonnaise des Eaux Pays basque 15, avenue Charles Floquet BP 87, 64202 Biarritz Cedex

Lord Simon of Highbury (63 years old)* Director	May 4, 2001	2001	2005	22 Hill Street, London W1IJ 5NL, UK

José Vilarasau (72 years old)* Director	May 5, 2000	2001	2003	Caixa, Diagonal 621/629, E-08828 Barcelona

Secretary of the Board of Directors: Patrick Billioud

* Non-Executive Directors: “A Director is considered “non-executive” when he/she has no relations of any kind with the Company, its group or its management, which could impede the free exercise of his/her judgment” (Source: Bouton report which lays down a list of criteria based on which the Board of Directors reached its decision of March 5, 2003).

INFORMATION CONCERNING DIRECTORS

1—Directors in office

Gérard Mestrallet born April 1, 1949 in Paris (18th District), of French nationality.

A graduate of the prestigious French engineering school, Polytechnique, and the National School of Administration (ENA), Gérard Mestrallet joined Compagnie de Suez in 1984 as Vice-President, Special Projects. In 1986 he was appointed Executive Vice-President Industry and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de Suez and then, in June 1997, Chairman of the Suez Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chairman of Société Générale de Belgique and Tractebel (Belgium) Vice-Chairman of Aguas de Barcelona*and Hisusa (Spain)	Director of Ondeo (France) and Frabepar (Belgium) Member of the Supervisory Board of Casino*, Crédit Agricole IndoSuez, Métropole Télévision M6*, Sagem SA* and Société du Louvre*	Member of the Supervisory Board of Taittinger*
Director of Agricole SA*, Saint-Gobain* (France) and Pargesa Holding SA* (Switzerland) Member of the Supervisory Board of Axa* and Taittinger*	Permanent representative of Fided on the Board of Directors of Le Monde Entreprises Permanent representative of Sperans on the Board of Directors of Fimalac*

*	Listed companies

Mr. Gérard Mestrallet holds 30,410 SUEZ shares. He chairs the Strategy Committee and attends, as Chairman of the Board of Directors, meetings of the Compensation and Nomination Committee (except for matters concerning him personally).

Jean Gandois born May 7, 1930 in Nieul (Haute-Vienne), of French nationality.

A graduate of the prestigious French engineering schools, Polytechnique and Ponts et Chaussées, Jean Gandois has occupied the positions of Chief Executive Officer of Société des Aciéries de Lorraine and Wendel-Sidelor and Chairman of Sollac, Rhône-Poulenc, Péchiney, Cockerill Sambre and Conseil National du Patronat (CNPF), now MEDEF. Vice-Chairman of the Suez Lyonnaise des Eaux Supervisory Board since June 19, 1997, he was appointed Chairman on June 1, 2000. On May 4, 2001 Jean Gandois was appointed Vice-Chairman of the SUEZ Board of Directors.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Director of Danone*, Eurazeo*, Institut Curie, Vigeo (France), Société Générale de Belgique (Belgium), Air Liquide Espagne and Air Liquide Italie Member of the International Advisory Board of Textron* (USA)

	Member of the Supervisory Board of Siemens AG* (Germany) and Rodamco Europe NV* (Netherlands) Member of the International Advisory Board of New Perspective Fund* (USA)	Director of Vigeo

*	Listed companies

Mr. Jean Gandois holds 5,005 SUEZ shares. He is Chairman of the Compensation and Nomination Committee and Vice-Chairman of the Strategy Committee.

Albert Frère born February 4, 1926 in Fontaine l’Evêque (Belgium), of Belgian nationality.

After having occupied a number of positions in his family company and acquiring in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holding in 1981 in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Honorary manager of Banque Nationale de Belgique	Director of Coparex International* (France)	None

Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert* (Belgium) Chairman of the Board of Directors of PetroFina, Frère—Bourgeois, ERBE (Belgium)

Vice-Chairman and Executive Director of Pargesa Holding SA* (Switzerland)

Vice-Chairman of the Supervisory Board of Metropole Television M6* (France)

Director of LVMH* (France)

Member of the International Advisory Board of Power Corporation of Canada*

Member of the International Committee of Assicurazioni Generali S.p.A. (Italy)

*	Listed companies

Mr. Albert Frère holds 2,000 SUEZ shares. He is a member of the Strategy Committee.

Philippe Brongniart born January 22, 1939 in Paris (15th District), of French nationality.

A graduate of the Paris Institute of Political Studies (IEP) and the National School of Administration (ENA), Philippe Brongniart joined Lyonnaise des Eaux in 1983 as Vice-President, Special Projects. He was appointed Executive Vice-President in 1984, Chief Executive Officer in 1986 and then Chairman and Chief Executive Officer of SITA in 1988. In 1993, Philippe Brongniart was appointed Chief Executive Officer of Lyonnaise des Eaux. A member of the Suez Lyonnaise des Eaux Executive Board since 1997 he was appointed Vice-Chairman in May 2000. On May 4, 2001, Philippe Brongniart was appointed Director, Senior Executive Vice-President responsible for Group Synergy (Human Resources, industrial, commercial customers, etc.) of SUEZ.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Director of Elyo, Lyonnaise des Eaux France, Ondeo, Ondeo Degrémont, SITA, SUEZ Industrial Solutions, SUEZ University, Vinci* (France), Société Monégasque de l’Electricité et du Gaz(Monaco), Aguas de Barcelona*, Hisusa (Spain), Groupe Fabricom, Société Générale de Belgique (Belgium), Director and member of the Executive Committee of Ondeo Nalco (USA)

	None	None

*	Listed companies

Mr. Philippe Brongniart holds 40,000 SUEZ shares. His is a member of the Ethics, Environment and Sustainable Development Committee.

François Jaclot born May 1, 1949 in Neuilly-sur-Seine, (Hauts-de-Seine), of French nationality.

A graduate of the French National School of Statistics and Economic Administration (ENSAE), the Paris Institute of Political Studies (IEP) and the National School of Administration (ENA) and a former tax inspector, François Jaclot joined Compagnie de Suez at the beginning of 1996 as Executive Vice-President. A member of the Suez Lyonnaise des Eaux Executive Board since 1997, he was appointed Vice-Chairman in May 2000. On May 4, 2001, François Jaclot was appointed Director, Senior Executive Vice-President responsible for Finance (Treasury, Financial operations, Budget, Control, Audit, Accounts), Information Systems and the Communications Division. He resigned his directorship on February 19, 2003.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chairman of the Supervisory Board of Astorg Partners (France)

Director of Société Générale de Belgique (Belgium) Eurotunnel Plc*,

The Channel Tunnel Group Plc (UK) and Mercapital* (Spain)

Member of the Supervisory Board of Métropole Télévision M6*

Censor of Eurotunnel SA* and France-Manche SA (France)

Chairman of 9 Telecom Entreprise, formerly FirstMark Communications France, SUEZ Communication,

SUEZ Connect (France) and Frabepar (Belgium)

Chairman of the Board of Directors of SUEZ Nov Invest (France)

Director and Senior Executive

Vice-President of SUEZ* Vice-President of SUEZ Nov Invest (France)

Director of Coficem, Louis Dreyfus Communications, Ondeo,

Réaumur Participations, Rivolam, S.I. Finance, SITA,

SUEZ Lyonnaise Telecom, SUEZ University, Vinci* (France),

Coditel (Belgium), LNG Holdings SA, formerly

FirstMark Communications Europe (Luxembourg),

Leo Holding Company and Ondeo Nalco (USA)

Permanent representative of SUEZ on the Board of Directors of

Paris Première and TPS Gestion (France)

Permanent representative of Frabepar on the Board of Directors of

Immo-Blanc (Belgium)

Director of Eurotunnel Plc* and The Channel Tunnel Group Plc (UK) Censor of Eurotunnel SA* and France-Manche SA (France)

*	Listed companies

Mr. François Jaclot holds 21,000 SUEZ shares.

Gerhard CROMME born February 25, 1943 in Vechta/Oldenburg (Germany), of German nationality.

Mr. Gerhard Cromme has a doctorate in Law and several diplomas in economics (Münster, Lausanne, Paris and Harvard Universities).

He joined the Saint-Gobain Group in Germany in 1971, before joining the Krupp Group in 1986.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chairman of the Supervisory Board of ThyssenKrupp AG* (Germany)

Member of the Supervisory Board of Allianz AG*, Axel Springer Verlag AG*,

E.ON AG*, Ruhrgas AG*, Siemens AG* and Volkswagen AG* (Germany)

Director of Deutsche Lufthansa AG* (Germany)

	Member of the Supervisory Board of ABB AG* (Switzerland) Director of Thales* (France)	Member of the Supervisory Board of Axel Springer Verlag AG*, Deutsche Lufthansa AG* and Siemens AG* (Germany)

*	Listed companies

Mr. Gerhard Cromme holds 2,000 SUEZ shares. He is a member of the Audit Committee and the Compensation and Nomination Committee.

Etienne Davignon born October 4, 1932 in Budapest (Hungary), of Belgian nationality.

Mr. Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977), Vice-Chairman of the European Community Commission (1981-1985) and Chairman of the Royal Institute of International Relations. In 1985, he joined Société Générale de Belgique, where he was Chairman from April 1988 to February 2001 and since then Vice-Chairman

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chairman of Compagnie Maritime Belge, Compagnie des Wagons-Lits, Sibeka and Palais des Beaux-Arts (Belgium)

Vice-Chairman of Société Générale de Belgique, Umicore*, Petrofina, Fortis*, Tractebel* (Belgium) and Accor* (France)

Director of Pechiney* (France), Sofina SA*, Solvay SA*, Recticel*,

Sidmar (Belgium) and Gilead* (USA) Member of the Supervisory Board of BASF* (Germany)

	Vice-Chairman of Arcelor* formerly Arbed (Luxembourg), IDG (USA) and Anglo American* (UK)	Chairman of Compagnie Maritime Belge (Belgium)

*	Listed companies

Mr. Etienne Davignon holds 18,170 SUEZ shares. He is a member of the Ethics, Environment and Sustainable Development Committee and the Compensation and Nomination Committee.

Paul Desmarais Jr born July 3, 1954 in Sudbury, Ontario (Canada), of Canadian nationality.

Mr. Paul Desmarais Jr studied at McGill University in Montreal and then at INSEAD in Fontainebleau. He has a Masters in Business Administration.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chairman of the Board of Directors and Joint head of Management of Power Corporation of Canada*

Chairman of the Board of Directors of Corporation Financière Power* (Canada)

Vice-Chairman of the Supervisory Board and member of the Strategy Committee of Imérys* (France)

Director and member of the Management Committee of Great-West (life insurance company),

Great-West Lifeco Inc.* (Canada), Great-West Life and Annuity Insurance Company (USA),

London Life (life insurance company), London Insurance Group Inc.,

Groupe Investors Inc.* (Canada), Groupe Bruxelles Lambert* (Belgium),

Pargesa Holding SA* (Switzerland) and Power Corporation of Canada Director of Corporation Financière Power, Gesca Ltée, La Presse Ltée, Les Journaux Trans-Canada Inc.(Canada) and TotalFinaElf* (France)

Member of the International Committee, Board of Directors and the Verification Committee of INSEAD

Chairman of the International Advisory Board of HEC Business School (Canada)

Chairman of the Advisory Committee of Private Equity Partners Europe (France)

	Director of Tractebel* (Belgium) Chairman of the Canadian Foundation Council for the International Management of INSEAD	Director of TotalFinaElf* (France) Chairman of the Advisory Committee of Private Equity Partners Europe (France)

*	Listed companies

Mr. Paul Desmarais Jr holds 2,000 SUEZ shares. He is a member of the Compensation and Nomination Committee.

Lucien Douroux born August 16, 1933 in Saint-Rémy-sur-Durolle (Puy-de-Dôme) of French nationality.

Mr. Lucien Douroux is a graduate of the National School of Engineering and Technology (Conservatoire National des Arts et Métiers). He is an Officer of the Legion of Honor and Commander of the National Office of Agricultural Merit.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chairman of Banque de Gestion Privée IndoSuez Chairman of the Supervisory Board of Fonds de Garantie des Dépôts Vice-Chairman of Wafabank* (Morocco) Director of Bouygues* and Euris	None	None

*	Listed companies

Mr. Lucien Douroux holds 3,220 SUEZ shares. He is a member of the Strategy Committee and the Audit Committee.

Jean Peyrelevade born October 24, 1939 in Marseilles (Bouches-du-Rhône), of French nationality.

A graduate of the prestigious French engineering school, Polytechnique, and the Paris Institut of Political Studies (IEP), Mr. Jean Peyrelevade successively occupied the positions of Chairman of Compagnie de Suez, Banque Stern, UAP and then Crédit Lyonnais.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chairman of Crédit Lyonnais*

Chairman of the Supervisory Board of Clinvest

Director of Bouygues*, LVMH* (France),

Société Monégasque de l’Electricité et du Gaz (Monaco) and

Power Corporation of Canada* Member of the Supervisory Board of Lagardère Groupe*

	Director of AGF*, Air Liquide* and Club Méditerrantée*	Chairman of the Supervisory Board of Clinvest

*	Listed companies

Mr. Jean Peyrelevade holds 3,515 SUEZ shares. He is the Chairman of the Audit Committee and a member of the Strategy Committee.

Felix G. Rohatyn born May 29, 1928 in Vienna (Austria), of US nationality.

After a secondary education in France and further education in the United States, Mr. Felix G. Rohatyn joined Lazard bank in New York in 1948 and became Chief Executive Officer and then Partner in 1961. He left the bank in 1997 to take up the position of US ambassador to France. He left this post in December 2001 and founded Rohatyn Associates LLC in April 2001. Mr. Felix G. Rohatyn is a Commander of the Legion of Honor.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chairman of Rohatyn Associates LLC

Member of the Council on Foreign Relations and the

American Academy of Arts and Sciences

Member of the Board of Directors of Fiat S.p.A.* (Italy), LVMH*, Groupe Lagardère* and Publicis Groupe SA* (France)

Chairman of Aton Pharma Inc. (USA) Trustee of the Center for Strategic & International Studies (USA)

	Member of the Board of Directors of Comcast Corp.* (USA)	Member of the Board of Directors of Groupe Lagardére (France)

*	Listed companies

Mr. Felix G. Rohatyn holds 2,000 SUEZ shares.

Jean-Jacques Salane born September 16, 1951 in Bayonne (Pyrénées-Atlantiques), of French nationality.

After having trained as an accountant, Mr. Jean-Jacques Salane joined Lyonnaise des Eaux in March 1972. From 1990-1996, he was a member of the Board of Directors of Lyonnaise des Eaux, where he represented the Workers’ Council.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

CGT union representative

Union representative on the Biarritz Workers’ Council since 1996

Union representative on the Lyonnaise des Eaux Workers’ Council since 1996

Union representatives on the SUEZ Group Workers’ Council since 1996

President of the Spring Funds French Supervisory Board

	None	None

Mr. Jean-Jacques Salane holds 2,000 SUEZ shares.

Lord Simon of Highbury born July 24, 1939 in London (United Kingdom), of British nationality.

Lord Simon has an MA from Cambridge and an MBA from INSEAD, Fontainebleau. He joined British Petroleum in 1961 where he occupied a number of management positions before being appointed Chairman in 1995. After exercising several ministerial positions from 1997, he became advisor to the British Prime Minister for the modernization of government. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon entered the House of Lords in 1997.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Member of Advisory Board of L.E.K. Consulting
Member of European Advisory Board of Morgan Stanley Dean Witter* (Europe) Advisory Director of Unilever plc* Director of Britain in Europe

Member of the Supervisory Board of Volkswagen Group (Germany)

Member of the International Advisory Council of Fitch et Fortis*

Chairman of the Board of Trustees of Cambridge Foundation

Trustee of Hertie Foundation Member of the Advisory Council of The Prince’s Trust

	None	Member of the Supervisory Board of Volkswagen Group (Germany)

*	Listed companies

Lord Simon of Highbury holds 2,000 SUEZ shares.

José Vilarasau born February 20, 1931 in Barcelona (Spain), of Spanish nationality.

A Doctor in Industrial Engineering and a graduate of the Barcelona School of Industrial Engineering and the Catalan Polytechnic University, José Vilarasau was appointed Chief Executive, Treasury and Budget, to the Spanish Finance Ministry in 1969 after holding a number of positions in the Spanish Public Treasury. From 1973, he was appointed successively Executive Vice-President of Banco de Europa and then Campsa. In 1976 he became Chief Executive Officer of Caixa and Vice-Chairman of the Spanish Federation of Saving Banks. In January 1999, he was appointed Chairman of Caja de Ahorros y Pensiones de Barcelona “la Caixa” and Chairman of the Catalan Federation of Saving Banks.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chairman of CaixaHolding SA,
Caja de Ahorros y Pensiones de Barcelona “CAIXA”, Fundación “la Caixa”, Catalan Federation of Saving Banks and Fundación de Estudios de Economía Aplicada “FEDEA” (Spain) Chairman of the Board of Directors of Fundació per a la Universitat Oberta de Catalunya (Spain)

Chairman of the Board of Mécénat and member of the Executive Committee of Fundació Gran Teatre del Liceu (Spain) Vice-Chairman of the Spanish Confederation of Saving Banks and REPSOL* (Spain) Vice-Chairman of Patronat Fundació Privada Institut de Recerca de la SIDA-Caixa “irsiCaixa” (Spain) Director of Banque Itaù SA* (Brazil) Permanent member of the Commission managing “Fondo de garantía de Depositos en Cajas de Ahorros” (Spain)

Member of the International Advisory Council of Fortis* (Belgium)

Member of Patronat de la Fundación Conde de Barcelona (Spain)

	None	Member of Patronat de la Fundación Conde de Barcelona (Spain)

*	Listed companies

Mr. Jose Vilarasau holds 2,000 SUEZ shares.

2.	Directors whose term of office is submitted to the general meeting for renewal

Jacques Lagarde born May 2, 1938 in Rennes (Ile-et-Vilaine), of French-US dual nationality.

Mr. Jacques Lagarde is a graduate of the prestigious French business school, HEC, and of the Harvard University Advanced Management Program. He has been Director of the Lyon Business School, Chief Executive Officer of Gillette France, President of Oral-B Laboratories (USA), Chairman of the Management Board of Braun AG (Germany) and Executive Vice-President of The Gillette Company (USA).

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Advisor to the Chairman of Braun GmbH (Germany) Director of Eukarion Inc. (USA)	Director of Veloland (France)	Advisor to the Chairman of Braun GmbH (Germany)

*	Listed companies

Over the last five years, Mr. Lagarde has ceased to exercise the following functions:

–	Executive Vice-President of the The Gillette Company (United States)

–	Chairman of the Supervisory Board of Braun AG (Germany)

–	Director of Mainstreet Dental (United States), Veloland (France)

Mr. Jacques Lagarde holds 4,500 SUEZ shares. He is the Chairman of the Ethics, Environment and Sustainable Development Committee and a member of the Strategy Committee.

Anne Lauvergeon born August 2, 1959, in Dijon (Côte d’Or), of French nationality.

A graduate of the prestigious French engineering school Ecole des Mines and Ecole Normale Supérieure, Mrs. Lauvergeon is a qualified science teacher. After starting her career in the iron and steel industry, Anne Lauvergeon joined CEA in 1984 and then took over responsibility for the administration of the Greater Paris area sub-stratum (1985-1988). In 1990, she joined the office of the French President and the following year was appointed Deputy General Secretary. Appointed Partner-Manager of Lazard Freres et Cie in 1995, she joined the Alcatel Group two years later before being appointed Chair of Cogema in June 1999. On July 3, 2001 she was appointed Chair of the Areva Group Executive Board.

Directorships and functions as of February 28, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chair of the Executive Board of Areva* Chair of the Board of Directors of Cogema Vice-Chair of the Supervisory Board of Sagem SA* Director of TotalFinaElf*	Director of Pechiney* Permanent representative of Cogema on the Board of Directors of Usinor* and Eramet*	None

*	Listed companies

Over the last five years, Mrs. Anne Lauvergeon has ceased to exercise the following functions:

•	Director of Pechiney

•	Permanent representative of Cogema at Usinor and Eramet Board meetings

Mrs. Anne Lauvergeon holds 3,050 SUEZ shares. She is a member of the Strategy Committee and the Ethics, Environment and Sustainable Development Committee.

3.	Person whose appointment to the board of directors is submitted to the general meeting

Antonio Brufau born March 12, 1948, in Mollerussa (Spain), of Spanish nationality.

Economics degree from the University of Barcelona, chartered accountant and graduate of the IESE. After having exercised various functions at Arthur Andersen, he became a member of the Arthur Andersen Worldwide Advisory Council in 1986. As of 1988, he was Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona “la Caixa”. In January 1999, he was appointed President & Chief Executive Officer of the de “la Caixa” Group.

Directorships and functions as of March 20, 2003	Directorships and functions ceased during fiscal year 2002 or at the beginning of 2003	New directorships and functions accepted during fiscal year 2002 or at the beginning of 2003

Chairman of Gas Natural*
President & Chief Executive Officer of the “la Caixa” Group
President of Hodefi (France)
President of Fundació Barcelona Digital
Director of Repsol-YPF*, Aguas de Barcelona*, Acesa*, Inmobiliara Colonial*, Enagas*, CaixaHolding (Spain), CaixaBank France, CaixaBank Andorra

	None	President of Fundació Barcelona Digital

*	Listed companies

Over the last five years, Mr. Antonio Brufau has ceased to exercise the following functions:

•	Director of Caifor, Hidroeléctrica del Catabrico, and Banco Herrero (Spain)

Mr. Antonio Brufau holds 2,000 SUEZ shares.

6.1.1 ACTIVITIES OF THE BOARD OF DIRECTORS

Article 15 of the bylaws defines the powers of the Board of Directors.

“The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary.”

Reaffirming its commitment to rules of corporate governance, the Board of Directors adopted Internal Regulations in May 2001 and a Directors Charter in January 2002. These documents provide the Board with the channels and means necessary to operate efficiently, while serving the interests of the Company and its shareholders, and set with full transparency the rights and obligations of Directors (these documents were enclosed with the 2001 annual report and are available at the Company’s registered office and on its web site: www.SUEZ.com).

In addition, the SUEZ Ethics Charter and related documents, notably the “Confidentiality and Privileged Information” guide, are applicable to Directors. These documents forbid Directors, in particular, from trading in SUEZ securities or the securities of any of its listed subsidiaries during financial statement preparation and approval periods, defined as commencing the month preceding the date of the Board of Directors meeting held to approve the annual and half-year financial statements and terminating two days after this meeting. This general measure is completed for Directors by Article 8 of the Directors Charter, which requires Directors to seek and obtain the advice of the SUEZ General Counsel (Secrétaire Général) before transacting or having a transaction carried out by a third party in the securities of Group companies.

Article 5 of the aforementioned Charter also provides for the completion of regular evaluations of the Board of Directors’ performance, by a non-executive Director. In its meeting of September 4, 2002, the Board of Directors asked Jacques Lagarde to evaluate the performance of the Board of Directors and its sub-committees, taking into account the requirements and recommendations detailed in recent texts. Jacques Lagarde reported to the Board of Directors on his evaluation on January 8, 2003.

The evaluation was performed based on a questionnaire completed by each Director.

This exercise will be repeated every two years and the general directions identified with regards to improving the functioning of the Board of Directors will be implemented.

Pursuant to Article 11 of the Company’s bylaws, all Directors must hold at least 2,000 SUEZ shares throughout his/her term of office. The Board of Directors meets as often as necessary in the interests of the Company and at least four times a year. It met seven times during fiscal year 2002 and the overall attendance rate was 87%.

Directors receive directors’ fees based on attendance, which were set during the General Meeting of April 26, 2002 at an aggregate of €800,000 per annum for fiscal year 2002 and all subsequent fiscal years until a new decision is taken.

Pursuant to the recommendation of the Compensation and Nomination Committee, the Board of Directors meeting of the same day set the following attribution rules:

Director

• Fixed portion	€ 35,000	per year

• Variable attendance-related portion	€ 2,000	per meeting

Sub-Committee Chairman

• Fixed portion	€ 15,000	per year

• Variable attendance-related portion	None, given that the Board considers that a sub-committee meeting cannot be held in the absence of its Chairman

Sub-Committee Members

• Fixed portion	€ 7,000	per year

• Variable attendance-related portion	€ 1,000	per meeting

Gérard Mestrallet, Chairman of the Board, and Philippe Brongniart and Francois Jaclot, Directors, who assume executive functions within the Company and Jean-Jacques Salane, Group employee, do not receive any directors’ fees.

On this basis, the following directors’ fees were paid in respect of fiscal year 2002:

Jean Gandois	: € 71,000
Albert Frère	: € 46,000(*)
Gerhard Cromme	: € 66,000(*)
Etienne Davignon	: € 66,000(*)
Paul Desmarais Jr	: € 56,000(*)
Lucien Douroux	: € 61,000
Jacques Lagarde	: € 71,000(*)
Anne Lauvergeon	: € 63,000
Jean Peyrelevade	: € 69,000
Felix G. Rohatyn	: € 50,667(*)
Lord Simon of Highbury	: € 47,000(*)
José Vilarasau	: € 43,000(*)

(*)	Before deduction of 25% withholding tax due in respect of directors’ fees paid to directors not resident in France.

Consequently, total directors’ fees distributed in fiscal year 2002 amounted to € 709,667, compared to € 490,719 in fiscal year 2001.

Board of Directors Sub-Committees

The SUEZ Board of Directors has four Sub-Committees.

•	The Strategy Committee has 7 members, including 3 non-executive Directors:

Gérard Mestrallet (Chairman), Jean Gandois (Vice-Chairman), Lucien Douroux, Albert Frère, Jacques Lagarde, Anne Lauvergeon and Jean Peyrelevade.

Article 4 of the Board of Directors Internal Regulations defines the rules and operating procedures of this Committee. Its purpose is to clarify, through analysis and discussion, the strategic objectives of the Group submitted to the Board of Directors and assess the validity and consequences of key strategic decisions proposed to the Board of Directors. The Committee met twice during 2002 and the overall attendance rate was 75%.

•	The Audit Committee has 4 members, including 3 non-executive Directors:

Jean Peyrelevade (Chairman), Gerhard Cromme, Lucien Douroux and Felix G. Rohatyn (until March 4, 2003).

Article 5 of the Board of Directors Internal Regulations defines the rules and operating procedures of this Committee. It has two key roles. The first is to examine in detail the yearly and half-year financial statements in order to inform the Board of Directors on their content and their presentation to the public. The second role is to gain an understanding of internal and external control procedures in order to ensure that such procedures provide appropriate coverage of all risk areas. In addition, the Audit Committee can examine specific problems on an ad hoc basis.

The Committee met four times during 2002 and the overall attendance rate was 80%.

•	The Ethics, Environment and Sustainable Development Committee has 4 members, including 2 non-executive Directors:

Jacques Lagarde (Chairman), Philippe Brongniart, Etienne Davignon and Anne Lauvergeon. Sir Frederick Holliday, Chairman of Northumbrian Water Group, is a permanent guest on the Committee.

Article 6 of the Board of Directors Internal Regulations defines the rules and operating procedures of this Committee. It defines compliance with individual and collective values on which the Group bases its actions and the rules of conduct that must be applied by each employee. It also examines the channels and resources available to achieve the Group’s ambitious objectives with respect to the environment and sustainable development.

The Committee met twice during 2002 and the overall attendance rate was 83%.

•	The Compensation and Nomination Committee has 4 members, including 1 non-executive Director:

Jean Gandois (Chairman), Gerhard Cromme, Etienne Davignon and Paul Desmarais Jr.

Gérard Mestrallet, as Chairman of the Board of Directors, attends Committee meetings (except as regards matters concerning him personally).

Article 7 of the Board of Directors Internal Regulations defines the rules and operating procedures of this Committee. It makes recommendations to the Board of Directors regarding the nomination and compensation of Board members. It is consulted with regards to nominations to Group Executive Management positions and compensation proposals for executive officers of the Group’s leading companies.

The Committee met four times during 2002 and the overall attendance rate was 93.7%.

Management Committee during fiscal year 2002

Gérard Mestrallet	Chairman and Chief Executive Officer

Philippe Brongniart	Director, Vice-Chairman of the Management Committee, Senior Executive Vice-President in charge of Group Synergy

François Jaclot	Director, Vice-Chairman of the Management Committee, Senior Executive Vice-President in charge of Finance, Information Systems and the Communications Division

Jean-Pierre Hansen	Senior Executive Vice-President and Chairman and member of the Tractebel General Management Committee

Gérard Payen	Senior Executive Vice-President in charge of relations with Institutional Water-related Organizations and all actions relating to “Bridging the Water Divide”

Yves-Thibault de Silguy	Senior Executive Vice-President in charge of International Affairs, Institutional Relations and European Affairs

Jacques Pétry	Senior Executive Vice-President, Chairman and Chief Executive Officer of Ondeo

Patrick Buffet	Senior Executive Vice-President in charge of Business Strategy, Development and Acquisitions

Jérôme Tolot	Executive Vice-President, Chairman and Chief Executive Office of SITA

Executive Committee during fiscal year 2002

The Executive Committee comprises the nine members of the Management Committee plus the following four officers:

Valérie Bernis	Executive Vice-President in charge of Communications

Thierry Chambolle	Senior Vice-President in charge of Innovation

Philippe de Margerie	General Secretary

Christine Morin-Postel	Executive Vice-President in charge of Group Human Resources

At the beginning of 2003, and as part of the implementation of the 2003-2004 action plan, SUEZ decided to reorganize the Group as follows:

•	an integrated headquarters, located in Paris and Brussels,

•	and four business lines:

-	Electricity and Gas Europe, E.G.E., in Brussels,

-	Electricity and Gas International, E.G.I., in Brussels,

-	Environment Local Services, S.E.L.S., in Paris,

-	Environment Industrial Services, S.E.I.S., in Chicago.

In parallel, and taking into account the retirement of a certain number of former managers and the appointment of new managers, the Executive Committee was significantly reorganized, with the entry, notably, of the heads of the three business lines, not previously included and the replacement of the Management Committee by a Central Management Committee.

New Executive Committee in March 2003 (12 members)

The Executive Committee examines, at the request of the Chairman and Chief Executive Officer, strategic, development and organizational issues concerning the Group.

Members of the Executive Committee are as follows:

Gérard Mestrallet	Chairman and Chief Executive Officer

Jean-Pierre Hansen	Senior Executive Vice-President, Chief Operating Officer

Yves-Thibault de Silguy	Executive Vice-President in charge of International Affairs and Institutional Relations

Patrick Buffet	Executive Vice-President in charge of Business Strategy and Development

Gérard Lamarche	Executive Vice-President, Finance (CFO)

Jérôme Tolot	Executive Vice-President, Operational Assistance

Dirk Beeuwsaert	Executive Vice-President in charge of Electricity and Gas International (E.G.I)

Willy Bosmans	Executive Vice-President in charge of Electricity and Gas Europe (E.G.E.)

Christian Maurin	Executive Vice-President in charge of Environment Industrial Services (S.E.I.S.)

Jacques Pétry	Executive Vice-President in charge of Environment Local Services (S.E.L.S.)

Valérie Bernis	Executive Vice-President in charge of Communications

Emmanuel van Innis	Executive Vice-President, Human Resources

In addition to these 12 members, the following have rights to attend Executive Committee meetings:
Patrick Ouart.	General Secretary

Henry Masson	Group Senior Vice-President for Organization and Central Services

New Central Management Committee in March 2003 (12 members)

The Central Management Committee is consulted on matters submitted to the Chairman and Chief Executive Officer or Board of Directors for decision.

Its members are as follows:

Executive Committee members with the exception of the heads of the four business lines, that is 8 members.

Patrick Ouart and Henry Masson, whose positions are detailed above.

Christelle Martin	Senior Vice-President for Strategic Planning, Control and Accounting

Michel Sirat	Senior Vice-President for Financial Operations, Tax and Treasury

REPORTS OF THE BOARD OF DIRECTORS SUB-COMMITTEES

Strategy Committee Report

The Strategy Committee met twice during 2002. It considered the proposed combination of the Water and Waste Services Divisions and the situation in Argentina, as well as optimizing the Group’s financial position and its level of indebtedness together with the cost reduction programs. During the second meeting held on November 15, the Committee prepared the Group 2003-2004 action plan. This was then discussed at the Strategy Committee meeting of January 7, 2003 and presented to the Board of Directors on January 8, 2003.

Audit Committee Report

The Audit Committee met four times during 2002. François Jaclot, Director and Senior Executive Vice-President and the Auditors attended all meetings.

The Audit Committee concentrated particularly on the following issues during 2002:

1. Financial statement review

In addition to the half-year and annual financial statements and due to the listing of the SUEZ share on the New York Stock Exchange since September 18, 2001, the Committee examined the reconciliation of the Group financial statements adjusted in accordance with US GAAP and the financial statements presented in accordance with French GAAP.

2. Impact of the Argentinean crisis

In accordance with the policy defined by the Group in response to the Argentinean crisis, the Committee examined the expenses recorded in the consolidated financial statements (€ 200 million as of December 31, 2001 and € 500 million as of June 30, 2002).

3. Auditor independence

The Committee examined the rules and practices governing Group relations with its Auditors.

It noted the split between fees paid in respect of the audit engagement (86% of the consolidated total) and fees remunerating specific assignments.

It asked the Group to distinguish between audit and consulting functions of its Auditors and only to engage the Auditors for consulting purposes where the assignments concerned required intimate knowledge of the accounts.

4. Evaluation of its own functioning

The Committee looked into strengthening its role. It took the following decisions:

•	increase the number of its members from 3 to 4,

•	launch reviews of specific areas, performed by competent Group teams, with the potential support of external experts for validation.

5. Internal Audit activity report

The Committee listened to a presentation by the head of Group Internal Audit reporting on past assignments and presenting his program. The Committee insisted on the need to carry out joint audit assignments in all divisions. It asked that a management warning system be implemented alerting of any major risks identified within the Group.

6. Changes in the corporate governance of listed companies

The Committee examined the impact of the Sarbanes-Oxley Act and the Bouton Report on the Audit Committee and in particular:

•	the independence of its members,

•	the implementation of a procedure to enable executives (Chief Executive Officer and Chief Financial Officer) to sign, under the best possible circumstances, the certifications required under the Sarbanes-Oxley Act in relation to the annual report filed with the Securities and Exchange Commission.

7. Reporting of energy trading activities

The Committee reviewed once again the energy trading activities of the Group, together with their objectives, relevant indicators and the various levels of existing control.

8. IAS project

The Committee took note of the measures taken by the Group to ensure that it will be able present its financial statements in accordance with IAS at the required time.

Based on the current schedule, the 2005/2004 consolidated financial statements should be drawn up in accordance with three different standard bases: French GAAP, US GAAP and IAS.

9. Group liquidity position and banking covenants

The Committee examined the liquidity position of the Group, both with regards to confirmed lines of credit and debt repayment schedules.

AUDIT FEES AND OTHER FEES PAID TO MEMBERS OF AUDITOR NETWORKS BY THE GROUP DURING 2002

In thousands of €	Ernst & Young		Deloitte Touche Tohmatsu

	Amount Jan. 1, 2002 to Dec. 31, 2002%		Amount Jan. 1, 2002 to Dec. 31, 2002%

Audit
Statutory audit, certification, review of individual and consolidated financial statements	12,032	92	14,624	77

Incidental assignments	214	2	539	3

Sub-total	12,246	94	15,163	80

Other services, where appropriate:

Legal, tax, employee-related	265	2	1,091	6

Consulting	0	0	800	4

Other	504	4	1,980	10

Sub-total	769	6	3,871	20

TOTAL	13,015	100	19,034	100

Ethics, Environment and Sustainable Development Committee Report

The Ethics, Environment and Sustainable Development Committee met twice during 2002. A report on these meetings was presented by the Chairman to the Board of Directors.

In general, the Committee monitored the development of ethical measures within the Group in order to ensure their correct implementation and their contribution to maintaining the high standards and reputation of the Group, its subsidiaries and affiliated companies.

In particular:

The Committee monitored the implementation of a multi-annual program entitled “Ethics and core values,” designed to provide a framework for the many corporate initiatives within the Group aimed at better ensuring the exercise of SUEZ financial, social and environment responsibilities. A veritable ethical control panel, this program keeps the Board well informed, enabling it to better fulfill its role. A detailed report of results was presented to the Committee by the Group’s Ethics Manager during the Committee meeting of January 8, 2003.

As each year, a report was submitted to the Committee on the results of the compliance letter procedure, which requires the Chairmen of the Group’s principal subsidiaries to confirm their company’s compliance with the Group’s Ethical Charter during the last year.

The Committee spent a substantial part of its meetings examining measures taken in order to reduce the impact of Group activities on the environment. Jean-Pierre Hansen and Jacques Petry reported to the Committee on the relevant policies implemented in Tractebel and SITA. It was also kept informed of drafting procedures for the SUEZ “Sustainable Development” report and ways of strengthening the quality of information presented therein.

The Committee presented a Directors Charter to the Board of Directors which it approved on January 9, 2002.

The Chairman, Jacques Lagarde, and Sir Frederick Holliday chaired on May 30 and 31, 2002 respectively, one day each of the two-day “SUEZ Ethics Manager Annual Conference.” This conference, held in Brussels, brought together around one hundred ethics managers and executives of Group companies.

In accordance with its role, the Committee sought to verify that the structures and procedures defined in the SUEZ documents were implemented by the parent Company and widely distributed.

Report of the Compensation and Nomination Committee

The Compensation and Nomination Committee met four times during 2002. It examined the proposed reorganization of both the Water and Waste Services divisions and industry services businesses and was informed of proposed appointments to high-level executive positions.

With regards to the composition of the Board of Directors, the Committee primarily examined the proposal to recommend, to the Board of Directors and then the General Meeting, the appointment of a new additional Director to represent employee shareholders. It put forward the name of Jean-Jacques Salane, who currently chairs the employee savings mutual fund (French fund). Jean-Jacques Salane was appointed to the SUEZ Board of Directors by the General Meeting of April 26, 2002.

In addition, a recommendation was presented to the Board of Directors to increase the number of Audit Committee members from 3 to 4. Felix G. Rohatyn was nominated and adopted by the Board of Directors meeting of April 26, 2002.

The Committee recommended that the Board retain Mestrallet as Chairman and Chief Executive Officer, after it decided to maintain the current Company management structure involving the concurrent positions of Chairman and Chief Executive Officer.

The Committee also proposed to the Board the executive officer fixed/variable compensation terms for 2002. It was informed by the Chairman and Chief Executive Officer of the proposed compensation terms for other members of the Executive Committee.

Finally, it proposed the terms of the 2002 stock option plan to the Board and determined the options to be allotted to executive officers.

6.2 EXECUTIVE INTERESTS IN THE SHARE CAPITAL

6.2.0 EXECUTIVE COMPENSATION

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer and executive and salaried Directors and the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer and Executive Directors:

In € millions	2002		2001

	Number of members	Total compensation	Number of members	Total compensation

Board of Directors	16	1,9	15	1.7

Executive Committee	13	9.1	12	10.3

The table of total compensation received by executive officers and members of the Executive Committee is presented in Note 23 to the Consolidated financial statements included in the present report.

a) Executive compensation

Executive management comprises the 13 members of the Executive Committee (see page 168), including executive officers Gérard Mestrallet, Philippe Brongniart and François Jaclot).

These individuals receive both fixed and variable compensation.

Changes in the fixed salary portion are linked to changes in specific situations: significant increase or change in responsibilities, adjustments necessary for reasons of internal equity or clear discrepancy with regard to the external market.

The variable salary portion seeks to compensate management’s contribution to the results of the Company and the Group. The variable salary portion paid in 2002 in respect of fiscal year 2001, was linked in whole or part to changes in EBITDA of the three main global businesses and Group net earnings per share (EPS).

Members of the Executive Committee who are not executive officers but who are responsible for an operating activity within the Group, receive a variable salary portion linked 50% to the above criteria and 50% to performance criteria specific to the performance of their own sector, both quantitative (sector results, return on capital employed) and qualitative (organization, commercial targets). For Executive Committee members who are neither executive officers nor responsible for an operating activity, the variable portion varies within certain predetermined limits, but no arithmetical formula exists.

With respect to the variable portion payable in fiscal year 2002 (paid in 2003), the reference to earnings per share was replaced by a reference to net current income per share of the three global business. The calculation method adopted for Executive Committee members who are not executive officers (Group share for those responsible for an operating activity) encompasses, for two-thirds of its amount, the two quantitative elements defined above.

The following table presents total compensation effectively paid to Executive Committee members during the fiscal year; variable compensation is paid by way of an installment system, with the balance settled the following year:

Gross compensation including fringe benefits	2002	2001	2002/2001
in € millions			in %

Fixed	5.8	5.7	+ 2%

Variable	3.3	4.6	- 28%

Total	9.1	10.3	- 12%

Number of Executive Committee members	13	12

The variable compensation portion represented 36% of total compensation in 2002, compared to 45% in 2001 and 38% in 2000.

Total average compensation paid to members of the Executive Committee fell from €0.86 million in 2001 to €0.70 million in 2002.

b) Executive officer compensation

The compensation amounts presented below do not include directors’ fees.

Mr. Gérard Mestrallet, Chairman and Chief Executive Officer, received total compensation of €2,270,602, including fixed compensation of €1,028,029. The variable portion of €1,242,573 represented 55% of total compensation.

Mr. Philippe Brongniart, Director and Vice-Chairman of the Executive Committee, received total compensation of €1,075,974 including fixed compensation of €628,417. The variable portion of €447,557, represented 42% of total compensation.

Mr. François Jaclot, Director and Vice-Chairman of the Executive Committee, received total compensation of €1,091,219 including fixed compensation of €643,662. The variable portion of €447,557 represented 41% of total compensation.

Due to application of the aforementioned criteria, variable remuneration received in respect of fiscal year 2002 is down approximately 27% on fiscal year 2001.

Mr. Jean Gandois, Vice-Chairman of the Board of Directors and Vice-President, Group Company Special Projects, received total compensation of €1,150,484.86.

c) Directors’ fees

See Chapter 6: Board of Directors and Officers—Corporate Governance

Section 6.1.1: Activities of the Board of Directors

6.2.1 INFORMATION ON STOCK-OPTIONS

Stock subscription options granted by the Company and all Group companies during fiscal year 2002 to executive officers in office at December 31, 2002

	Number of options granted	Strike price	Plan	Expiration date

Gérard Mestrallet	350,000	€17.67	11/20/2002	11/19/2012

Philippe Brongniart	125,000	€17.67	11/20/2002	11/19/2012

François Jaclot	115,000	€17.67	11/20/2002	11/19/2012

Stock options exercised during fiscal year 2002 by executive officers in office at December 31, 2002

	Number of options exercised		Strike price	Plan	Expiration date

Gérard Mestrallet	0

Philippe Brongniart	0

François Jaclot	15,135	*	€9.79	10/15/1996	14/14/2004

*	Stock purchase options

6.2.2 AGREEMENTS INVOLVING DIRECTORS OF THE COMPANY

In January 2002, SUEZ decided to participate in a debt securitization program involving debts held by several French, Belgian and Dutch Group companies totaling approximately € 1.2 billion. The program scope encompassed approximately 60 Group subsidiaries, organized into four sections.

The Board of Directors meeting of January 9, 2002 expressly authorized the agreements relating to sections 2 and 3 (SITA and Elyo and certain of their subsidiaries of the program).

The Board of Directors meeting on September 4, 2002 expressly authorized the agreements relating to section 4 (involving the French, Belgian and Dutch subsidiaries of the Fabricom Group) comprising guarantees and other financial commitments.

In March 2002, Tractebel expressed its intention to join GIE SUEZ Alliance. The Board of Directors meeting of March 6, 2002 expressly authorized Tractebel’s membership of GIE SUEZ Alliance and the corresponding guarantee.

Two divestment transactions received the prior authorization of the Board of Directors due to the presence of common Directors:

•	Sale of 1 million Fortis Units to Société Générale de Belgique for a consideration of € 22.1 million, in order to centralize in Belgium all Fortis securities held by the Group. This transaction was authorized by the Board of Directors on April 26, 2002;

•	Sale by SUEZ of its 25% interest in TPS to TF1 and M6 for a consideration of € 160 million. Under the agreement, SUEZ will assume the transfer duties of the sale on behalf of M6. Subsequent to this transaction, TF1 and M6 held 66% and 34% of TPS respectively. This transaction was expressly authorized by the le Board of Directors on September 4, 2002.

Various asset contribution transactions also received the prior authorization of the Board of Directors:

•	Contribution to LD Com by SUEZ of 99.99% of the share capital of FirstMark Communications France, in return for 18% of the share capital of LD Com, valued at € 2.29 billion. This capital contribution included a number of direct commitments in favor of LD Com and included a guarantee covering the contractual obligations of all three SUEZ subsidiaries involved in the transaction, including SUEZ Connect.

This transaction was approved by the Board of Directors on April 26, 2002.

•	Contribution to Rivolam of SITA shares by SUEZ and Ondeo Services shares by Ondeo. These capital contributions were made in the context of the creation of the SUEZ Environment Division. 99.99% of SITA share capital was contributed to Rivolam, for a consideration of € 4.5 billion. 99.99% of Ondeo Services shares were contributed to Rivolam for a total value of € 1.955 billion. These capital contributions were expressly authorized by the Board of Directors on November 20, 2002.

Finally, SUEZ delivered two guarantees in respect of transactions falling within the scope of Article L 225-38 of the Commercial Code:

•	The first was a parent Company guarantee granted to Capio within the context of the sale of Clininvest by SI Finance to Capio. The guarantee, unlimited in amount, expires in 2007. This transaction was expressly authorized by the Board of Directors on September 4, 2002.

•	The second guarantee was granted within the context of the sale and lease-back by Ondeo Nalco of its head office premises. SUEZ guarantees all Ondeo Nalco commitments, notably under the leasehold. The guarantee is unlimited in amount for the duration of the leasehold commitments and benefits from a counter-guarantee from Ondeo Nalco in favor of SUEZ. In addition, these two companies have signed a Participation Agreement.

The Board of Directors expressly authorized the counter-guarantee and aforementioned Participation Agreement on November 20, 2002.

These agreements are presented in the Auditors’ report on Related Party Transactions.

6.2.3	LOANS AND GUARANTEES GRANTED TO OR ISSUED IN FAVOR OF MEMBERS OF ADMINISTRATIVE OR MANAGEMENT BODIES

None.

6.3 EMPLOYEE INCENTIVE SCHEMES

6.3.1	EMPLOYEE PROFIT-SHARING AND INCENTIVE PLANS

•	Each year, SUEZ employees benefit from profit-sharing plans. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer.

Amounts paid during the last five years were as follows:

1998	€3,602,432
1999	€4,258,249
2000	€5,083,977
2001	€552,420*
2002	€112,051

*	The marked decrease in figures from 2001 is due to the hive-off of the Water Division and a decrease in the number of parent Company employees.

•	An incentive agreement was signed on June 30, 1997. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer.

1998	€726,427
1999	€658,173
2000	€4,516,119
2001	€642,670	*
2002	€598,455

*	The marked decrease in figures from 2001 is due to the hive-off of the Water Division and a decrease in the number of parent Company employees.

6.3.1.2 Employee share ownership

The twelfth and thirteenth resolutions adopted by the SUEZ Combined Shareholders Meeting of April 26, 2002 authorized the Board of Directors to increase the share capital of SUEZ through share issues reserved for Group employees, up to a maximum total number of shares issued not exceeding 3% of the share capital.

The subscription price for all employee beneficiaries, with the exception of US employees, was set at €21.16. The subscription price was set at €22.49 for US employees.

54,000 employees from 30 countries subscribed to this program and a total of 12.5 million shares were issued. As of December 31, 2002, Group employees held collectively 4% of the share capital of the Company.

Prospectus approved by the COB on July 10, 2002, visa nº-845

6.3.2	STOCK SUBSCRIPTION OPTIONS GRANTED BY THE COMPANY AND BY ALL COMPANIES INCLUDED IN THE OPTION ALLOTMENT SCOPE DURING FISCAL YEAR 2002, TO THE 10 EMPLOYEES (NOT EXECUTIVE OFFICERS) OF THE ISSUER OR THESE COMPANIES HOLDING THE GREATEST NUMBER OF OPTIONS

Number of options granted	Strike price	Plan	Expiration date

553,000	17.67	11/20/2002	11/19/2012

6.3.3	STOCK OPTIONS EXERCISED DURING FISCAL YEAR 2002 BY THE 10 GROUP EMPLOYEES (NOT EXECUTIVE OFFICERS) HAVING EXERCISED THE GREATEST NUMBER OF OPTIONS

Number of options exercised	Strike or purchase price	Plan		Expiration date

12,500	€ 14.79	07/15/1994	**	07/14/2002

635	€ 15.03	06/14/1995	**	06/13/2003

33,000	€ 13.90	07/24/1996	**	07/23/2004

32,790	€ 9.79	10/15/1996	*	10/14/2004

20,000	€ 17.47	11/17/1997	**	11/16/2005

12,500	€ 29.82	11/16/1998	*	11/15/2006

15,000	€ 30.22	11/15/1999	*	11/14/2007

*	Stock subscription options
**	Stock purchase options

CHAPTER 7

RECENT EVENTS AND PROSPECTS

See Note 24 to the consolidated financial statements and Chapter 4, Section 4.1 Vision and Strategy.

The forward-looking information presented in this reference document represents objectives and prospects that are subject to certain risks and contingencies. Future results of the Group could thus differ from these objectives and prospects. Consequently, the reader should carefully examine the risk factors presented in Chapter 4.8 Risk Management.

APPENDIX

COMBINED ANNUAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 25, 2003

AGENDA

A. ORDINARY GENERAL MEETING

•	Board of Directors’ Report

•	Auditors’ Reports

•	Approval of the fiscal year 2002 Company financial statements and the transactions performed during the year

•	Appropriation of earnings and declaration of the dividend

•	Vote on the Auditors’ Report on Agreements involving Directors of the Company

•	Approval of the fiscal year 2002 consolidated financial statements

•	Renewal of the term of office of two Directors

•	Appointment of a Director

•	Authorization to trade in the Company’s shares

B. EXTRAORDINARY GENERAL MEETING

•	Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

•	Authority to carry out decisions and perform formalities

BOARD OF DIRECTORS’ REPORT

1. BOARD OF DIRECTORS’ REPORT TO THE ORDINARY GENERAL MEETING

Approval of the Company financial statements (1st resolution)

Shareholders are requested to approve the Company financial statements for the year ended December 31, 2002, as presented, and the transactions which took place during the year.

Appropriation of earnings and declaration of the dividend (2nd resolution)

€

Retained earnings of previous fiscal years	1,513,556,931.59
Net income of the current fiscal year	736,841,539.00

Total distributable earnings	2,250,398,470.59
The Board of Directors proposes the following appropriation:
• Dividend per the bylaws of 5% of par value on 1,004,017,602 fully paid-up shares	100,401,760.20
• Additional dividend on 1,007,422,403 shares outstanding	614,527,665.83
• Equalization tax	300,007,519.00
• Retained earnings	1,235,461,525.56

2,250,398,470.59

If shareholders approve this appropriation, the net dividend for fiscal year 2002 shall be set at €0.71 per fully paid-up share, plus a tax credit of €0.355, resulting in a total gross dividend per share of 1.065.

The net dividend of €0.71 payable to the 1,004,017,602 fully paid-up shares comprises the dividend per the bylaws of €0.10 and an additional dividend of €0.61.

The 3,404,801 shares not fully paid up are entitled only to the additional dividend of €0.61 and a tax credit of €0.305 and will therefore receive a total gross dividend of €0.915.

The dividends shall fall due for payment on Friday May 2, 2003, the ex-dividend date.

It is noted that should the Company hold any of its own shares on the dividends payment date, the amount corresponding to dividends not paid on these shares shall be taken to retained earnings.

Agreements falling within the scope of Articles L 225-38 and L 225-86 of the French Commercial Code (3rd resolution)

The Auditors’ report concerns related party transactions falling within the scope of Articles L 225-38 and L 225-86 of the French Commercial Code.

This report is presented on page 182 of this reference document.

Consolidated financial statements (4th resolution)

Shareholders are requested to approve the consolidated financial statements for the year ended December 31, 2002, as presented.

Renewal of Director terms of office and appointment of a Director (5th, 6th and 7th resolutions)

With the exception of Mr. Jean-Jacques Salane, appointed by the General Meeting of April 26, 2002, all other members of the Board were appointed Directors, for a maximum term of four years, by the General Meeting of May 4, 2001, which adopted the Société Anonyme à Conseil d’Administration (Limited liability company with Board of Directors) corporate status.

As determined in Article 11 of the new bylaws adopted by shareholders, the same meeting of May 4, 2001 decided that the terms of office of the 15 new Directors would expire as follows:

•	5 at the end of the General Meeting held in 2003 to adopt the financial statements for fiscal year 2002,

•	5 at the end of the General Meeting held in 2004 to adopt the financial statements for fiscal year 2003, and

•	5 at the end of the General Meeting held in 2005 to adopt the financial statements for fiscal year 2004.

Taking account of the decisions of the Board of Directors meeting of May 4, 2001 which followed the General Meeting of the same day, the 5 Directors whose term of office expires at the end of the 2003 Annual General Meeting are as follows:

•	Mr. Philippe Brongniart

•	Mr. François Jaclot

•	Mr. Jacques Lagarde

•	Mrs. Anne Lauvergeon

•	and Mr. José Vilarasau

Mr. Brongniart does not seek the renewal of his term of office. A graduate of the National School of Administration (ENA) and a former high-ranking civil servant, Mr. Brongniart joined Lyonnaise des Eaux in 1983. Senior Executive Vice-President in charge of Group Synergies (Human resources, industrial, commercial customers, etc.), Mr. Brongniart, 64 years of age, has decided to retire.

The Board of Directors thanks Mr. Brongniart for his services to the Group over the last 20 years.

Mr. Jaclot resigned from the Board on February 19, 2003. A graduate of the National School of Administration (ENA) and a former tax inspector, he joined Compagnie de Suez in January 1996. Senior Executive Vice-President in charge of Finance (Treasury, Financial operations, Budget, Control, Audit, Accounts), Information Systems and the Communications Division, Mr. Jaclot, 53 years old, has decided to take another career direction.

The Board of Directors thanks Mr. Jaclot for his services to the Group over the last 7 years.

Mr. Vilarasau does not seek the renewal of his term of office. A Doctor in Industrial Engineering and Chairman of Caixa, he joined the Supervisory Board of SUEZ on May 5, 2000. Mr. Vilarasau wishes to withdraw from the SUEZ Board of Directors, to leave the place for one of his colleagues.

The Board of Directors thanks Mr. Vilarasau for his contribution to the activities of the Board over the last 3 years and for his actions to strengthen ties between SUEZ and Caixa.

In the 5th resolution, shareholders are asked to renew the term of office of Mr. Jacques Lagarde, a non-executive Director, for a period of 4 years to expire at the end of the Annual Ordinary General Meeting held to adopt the financial statements for fiscal year 2006.

In the 6th resolution, shareholders are asked to renew the term of office of Mrs. Anne Lauvergeon, a non-executive Director, for a period of 4 years to expire at the end of the Annual Ordinary General Meeting held to adopt the financial statements for fiscal year 2006.

In the 7th resolution, shareholders are asked to appoint Mr. Antonio Brufau to the Board of Directors, for a term of 4 years to expire at the end of the Ordinary General Meeting held to adopt the financial statements for fiscal year 2006. Mr. Antonio Brufau, 55 years of age and Chief Executive Officer of Caixa, will be considered a non-executive Director.

Based on these different changes:

•	3 expiring terms of office will not be renewed (Messrs. Brongniart, Jaclot and Vilarasau),

•	2 expiring terms of office will be renewed (Mr. Lagarde and Mrs. Lauvergeon),

•	1 term of office will be awarded to a new director (Mr. Antonio Brufau).

At the end of the Combined General Meeting of April 2003 the Board of Directors will comprise 14 members:

Gérard Mestrallet	Chairman and Chief Executive Officer
Jean Gandois	Vice-Chairman
Albert Frère	Vice-Chairman
Antonio Brufau *	Director
Gerhard Cromme *	Director
Etienne Davignon	Director
Paul Desmarais Jr	Director
Lucien Douroux *	Director
Jacques Lagarde *	Director
Anne Lauvergeon *	Director
Jean Peyrelevade	Director
Felix G. Rohatyn *	Director
Jean-Jacques Salane	Director
Lord Simon of Highbury *	Director

(*)	Non-executive Directors.

Of the 14 directors, 7 (50%) qualify as non-executives in accordance with the criteria of the Bouton report as analyzed by the Board of Directors.

Authorization to trade in the Company’s shares (8th resolution)

The General Meeting of April 26, 2002 authorized the Company to trade in its own shares on the stock exchange under the following terms and conditions:

• maximum purchase price:	€ 50
• minimum selling price:	€ 32
• maximum shareholding:	10% of share capital
• aggregate amount of acquisitions:	€ 5 billion

Between the General Meeting of April 26, 2002 and February 28, 2003, the Company acquired 7,463,153 of its own shares on the market for a total consideration of €144.6 million and a unit value of €19.37 and sold 31,779 shares for a total consideration of €1 million and a unit value of €32.54.

The authorization to trade in the Company’s shares on the stock exchange, granted by the General Meeting of April 26, 2002, expires in October 2003. Shareholders are asked to grant a new authorization to the Board of Directors to trade in the Company’s shares.

Share purchases enable the Company to stabilize the share price, sell shares in line with positions on the market and subsequently cancel securities in order to improve the return on equity and earnings per share. In this respect, shareholders are asked in the 9th resolution to renew the authorization to reduce the share capital by way of such cancellations. Share purchases also enable securities to be held for the purposes of financial management of share capital and assets, the implementation of employee programs and stock purchase option plans. Finally, they enable the performance of financial transactions by transfer, sale or exchange.

Given the extremely negative nature of stock market trends since spring 2002 and the uncertainty surrounding the financial markets because of the global economic and political climate, we propose a significant reduction in authorized trading limits.

The proposed conditions are as follows:

• maximum purchase price:	€ 36
• minimum selling price:	€ 12

this price being determined, where appropriate, in accordance with applicable legal requirements, in the event of election for the options offered by Article L 225-209 paragraph 3 of the French Commercial Code.

• maximum shareholding:	10% of the share capital
• aggregate amount of acquisitions:	€ 3.6 billion

This authorization is granted for a period of eighteen months from the date of this Meeting.

2. BOARD OF DIRECTORS’ REPORT TO THE EXTRAORDINARY GENERAL MEETING

Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares (9th resolution)

At the General Meeting of April 26, 2002, the shareholders authorized a reduction of the Company’s share capital by canceling shares; this authorization expires in October 2003.

Shareholders are asked to authorize the Board of Directors once again, for a period of eighteen months from the end of this General Meeting, to reduce the share capital by canceling all or part of the shares purchased by the Company pursuant to Article L 225-209 of the Commercial Code.

The Board of Directors would, therefore, be authorized to reduce the share capital of the Company subject to a maximum of 10% of its amount, by twenty-four month period.

STATUTORY AUDITORS’ REPORT ON RELATED PARTY TRANSACTIONS

YEAR ENDED DECEMBER 31, 2002

To the Shareholders of SUEZ,

As Statutory Auditors of your Company, we hereby present our report on related party transactions.

I. AGREEMENTS AUTHORIZED DURING THE FISCAL YEAR

Pursuant to Article L.225-40 of the Commercial Code, the following agreements, previously authorised by the Board of Directors of your Company, have been brought to our attention.

The terms of our engagement do not require us to identify such other agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to article 92 of the decree of March 23, 1967, to assess the significance attached to these agreements and to their related approval.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we agree the information provided to us with relevant source documents.

With SUEZ Group companies located in France, Belgium and the Netherlands

Within the framework of the SUEZ Group refinancing policy, Group companies located in France, Belgium and the Netherlands determined to implement an international program for the securitization of receivables, for a total amount of approximately €1,200 million. The scope of the program encompasses approximately 60 Group subsidiaries organized into four sections.

(Persons concerned: Messrs Philippe Brongniart and François Jaclot, members of the Board of Directors)

At its meeting of January 9, 2002, your Board of Directors expressly authorized the agreements signed within this framework and approved the participation of SUEZ in sections 2 and 3 of the securitization program (SITA and certain subsidiaries, Elyo and its subsidiary CPCU).

Outstanding receivables securitized as part of this operation for sections 2 and 3 totaled €302 million as of December 31, 2002.

In addition, your Board of Directors authorized a guarantee by SUEZ, for the securitized debt fund and participating parties, to cover the commitments of SUEZ Group companies participating in the operation.

(Person concerned: Mr. Philippe Brongniart, member of the Board of Directors)

At its meeting of September 4, 2002, your Board of Directors approved the participation of SUEZ in section 4 of the securitization program (Fabricom Group and certain of its subsidiaries).

Outstanding receivables securitized as part of this operation for section 4 totaled €50 million as of December 31, 2002.

In fiscal year 2002, section 1 companies did not participate in this securitization program.

With Tractebel and GIE SUEZ Alliance

(Persons concerned: Messrs. Gérard Mestrallet, Etienne Davignon and Paul Desmarais Jr, members of the Board of Directors)

GIE SUEZ Alliance, the Group special-purpose financial vehicle, comprised 7 members, including your Company, before Tractebel joined in 2002.

At its meeting of March 6, 2002, your Board of Directors authorized Tractebel’s membership in GIE SUEZ Alliance, and the guarantee by SUEZ to Tractebel for all members of the GIE in accordance with Article 2 of the Internal Convention.

The amount which your Company could be required to pay under this guarantee is unlimited.

With FirstMark Communication France (FMCF)

(Person concerned: Mr. Francois Jaclot, member of the Board of Directors)

At its meeting of April 26, 2002, your Board of Directors authorized the contribution by SUEZ to LD Com of the shares of FirstMark Communication France, at a value of €210 million. Following this contribution, SUEZ received approximately 16.7% of the share capital of LD Com.

This contribution comprises a certain number of direct commitments and a guarantee covering all obligations of the three SUEZ subsidiaries involved in the transaction (SUEZ Connect, Galilée and Marignan) to LD Com.

With Société Générale de Belgique

(Persons concerned: Messrs. Mestrallet, Etienne Davignon, Jean Gandois, Philippe Brongniart and Francois Jaclot, members of the Board of Directors)

At its meeting of April 26, 2002, your Board of Directors authorized the sale by your Company of 1 million Fortis units to Société Générale de Belgique, for consideration equal to the average of the closing stock market prices of the Fortis share on the Brussels stock exchange during the 20 trading days preceding the date of sale.

As a result of this sale, performed on June 27, 2002 for consideration of €22.1 million, all Fortis shares held by the Group are located in Belgium.

With M6

(Persons concerned: Messrs. Gérard Mestrallet, Albert Frére and François Jaclot, members of the Board of Directors)

At its meeting of September 4, 2002, your Board of Directors authorized:

•	The sale by your Company of its subsidiary Ogelye (holder of TPS, TPS Gestion, TCM Droits Audiovisuels and TCM Gestion shares, jointly held by TF1 and M6), to TF1 for an amount of €160 million (excluding any potential price adjustment).

•	Concurrently with the sale of Ogelye, the reclassification by TF1 and M6 of their investments. Following this reclassification, TF1 will hold 66% of TPS and TPS Gestion and M6 will hold 34% of TPS and TPS Gestion. TF1 and M6 will each hold 50% of TCM Droits Audiovisuels and TCM Gestion.

This agreement provides for the settlement by SUEZ, on behalf of M6, of an amount corresponding to registration duties, the sale transaction falling within the scope of Article L. 225-38 of the Commercial Code concerning agreements involving directors of the Company.

Ogelye was sold during fiscal year 2002 for an amount of €154 million.

With SUEZ Communication

(Persons concerned: Mr. François Jaclot, member of the Board of Directors)

At its meeting of September 4, 2002, your Board of Directors authorized the sale by your Company of its 37.52% interest in M6 to SUEZ Communication.

The transaction was not performed during fiscal year 2002.

With SI Finance

(Persons concerned: Mr. François Jaclot, member of the Board of Directors)

In the context of the sale of Clininvest by SI Finance to Capio, your Board of Directors authorized, at its meeting of September 4, 2002, certain vendor warranties by SUEZ to Capio, as parent Company of SI Finance.

The warranties cover compliance with contractual obligations relating to the sale. In addition, in the event of voluntary or compulsory liquidation of SI Finance, or the merger of this company with another company which is not controlled by your Company with the same financial resources as SI Finance, or in the event of the sale of SI Finance by your Company not meeting these criteria, your Company shall automatically assume the residual obligations of SI Finance.

These warranties are unlimited in amount (vendor warranties being partially uncapped) and their duration shall be equal to that of guarantees granted by SI Finance (2007 at the latest).

This agreement had no impact on fiscal year 2002.

With SITA, Ondeo and Rivolam

(Persons concerned: Messrs. Philippe Brongniart and François Jaclot, members of the Board of Directors)

At its meeting of November 20, 2002, your Board of Directors approved the following proposed contributions:

•	Contribution by your Company of SITA securities to Rivolam, in exchange for Rivolam securities. This contribution concerns 99.99% of the share capital of SITA, for a total consideration of €4.5 billion.

•	Contribution by Ondeo of Ondeo Services securities to Rivolam, in exchange for Rivolam securities. This contribution concerns 99.99% of the share capital of Ondeo Services, for a total consideration of €1.955 billion.

•	Transfer to SUEZ by Ondeo of Rivolam securities received in consideration for this contribution.

These contribution transactions were entered into in the context of the creation of the SUEZ Environment business line.

Following these transactions, your Company holds the entire share capital of both Rivolam (SELS business) and Ondeo (SEIS business).

With Ondeo Nalco

(Persons concerned: Messrs. Philippe Brongniart and François Jaclot, members of the Board of Directors)

In the context of the sale by Ondeo Nalco of its corporate headquarters, followed by the signature of a 25-year lease agreement, renewable twice for a period of 5 years, your Board of Directors, at its meeting of November 20, 2002 authorized your Company to deliver a guarantee covering all Ondeo Nalco obligations.

The guarantee is unlimited in amount for the duration of the leasehold obligations (including renewal periods) and obligations relating to other agreements. This guarantee is irrevocable and unconditional.

II. AGREEMENTS APPROVED IN PREVIOUS YEARS WITH CONTINUING EFFECT DURING THE PERIOD

In addition, pursuant to the decree of March 23, 1967, we have been advised that the following agreements entered into and approved in previous years have had continuing effect during the year.

With Société Générale dé Belgique

At its meeting of January 10, 2001, your Supervisory Board authorized the agreement entered into between your Company and de Belgique regarding the issue of a bond loan at a rate of 2.50%, with an option of exchange for shares in Umicore (held by de Belgique). The principal of the bond loan is 247 million.

Société Générale de Belgique undertakes to sell its shares in Umicore to your Company at the market price (average of the closing stock market price for the last ten days of trading) plus 1% upon a simple written request from SUEZ or its duly authorized representatives, and to authorize the sale of the other assets received in replacement of shares at the time of the transactions giving rise to an adjustment in the exchange ratio of the bonds.

Société Générale de Belgique also undertakes to systematically inform your Company of any transaction liable to affect the capital of Umicore.

Finally, your Company undertakes to acquire from Société Générale de Belgique its shares in Umicore and, where applicable, the other assets received at the time of transactions affecting the share capital of Umicore.

This agreement had no impact on fiscal year 2002.

At its meeting of July 5, 2000, your Supervisory Board authorized the Management Board to commit your Company to buying from Société Générale de Belgique all or some of the 28 million shares it owns in Fortis (B). The transaction will be carried out on the basis of the market value of the shares plus 1%. This agreement aims to provide coverage for the bonds issued by your Company in June 2000 that include an exchange option for Fortis (B) shares.

This agreement had no impact on fiscal year 2002.

With FirstMark Communications Europe (FMCE)

In the context of the reorganization of the shareholding structure of FirstMark Communications Europe, your Supervisory Board, at its meeting of March 14, 2001, authorized the purchase from FirstMark Communications Europe or its subsidiary, FirstMark Communications Netherlands BV (FMCN), of shares in FirstMark Communications France (FMCF), representing 1% of the share capital of FMCF for a price of €3.9 million.

In addition, in the context of this reorganization of the shareholding structure of FMCE, two special-purpose vehicles financed by your Company (Galilée and Marignan) acquired shares in FMCF for an amount of €228.2 million. The shareholders of these special-purpose vehicles (FMCN, the Dutch subsidiary of FMCE, on the one hand, and the French shareholders on the other hand) granted your Company a promise to sell 100% of the share capital of the special-purpose vehicles which may be exercised at any time (over a period of four years, for a price equal to the par value of the shares, i.e. €40,000 per special-purpose vehicle). FMCE guarantees your Company for the commitments made by its subsidiary FMCN pursuant to this promise to sell.

In 2002, the FMCF shares were sold to Marignan and your Company sold the Marignan and Galilée ORA (bonds redeemable in shares) to SUEZ Connect.

With Ondeo

As of December 31, 2000, an interest-free shareholder advance of US$1,552 million was granted to Ondeo in contemplation of its future conversion into capital. This advance consisted of the following:

•	US$652 million relating to the acquisition of UWR,

•	US$400 million relating to the financing of the acquisition of Ondeo Nalco,

•	a further US$500 million, set aside for the packaging business.

On November 28, 2001, your Board of Directors authorized the conversion into capital of US$ 500 million or €550 million, taking exchange rate fluctuations into account.

During the same meeting, your Board of Directors authorized the continuance of the unconverted portion of the advance (US$ 1,052 million). This continuance became effective as from December 31, 2001 and is valid until December 31, 2003. On November 20, 2002, your Board of Directors authorized the conversion into capital of an additional US$ 500 million, or €485 million taking exchange rate fluctuations into account.

With Elyo

At its meeting of July 4, 2001, your Board of Directors authorized the sale of 100% of the share capital of GEPSA to Elyo for €3.0 million. Certain warranties relating to GEPSA’s tax and social security situation were conditions of this sale.

Elyo guarantees your Company the conditions of surety it granted to the French Ministry of Justice, in the context of the concession agreement entered into by GEPSA.

This agreement had no impact on fiscal year 2002.

In addition, the performance guarantee granted by your Company to Elyo, relating to the construction and operation of a household waste incineration plant in Rillieux-la Pape, is still in force. This agreement will expire on June 30, 2019.

This agreement had no impact on fiscal year 2002.

With Ondeo Nalco

Starting December 31, 2001, Ondeo Nalco has securitized receivables with Crédit Suisse First Boston. A clause providing for an unlimited, irrevocable and unconditional guarantee is included within the scope of this transaction.

At its meeting of November 28, 2001, your Board of Directors authorized this guarantee.

This agreement had no impact on fiscal year 2002.

With Elyo, Lyonnaise des Eaux France, Ondeo, SITA, SITA France and SUEZ Finance

At its meeting of July 4, 2001, your Board of Directors authorized the creation of a special-purpose financing vehicle, GIE SUEZ Alliance, and the membership of your Company in this special purpose financing vehicle.

During the same meeting, your Board of Directors granted a guarantee to the other members of the GIE which are subsidiaries of your Company. Thus, your Company, in its capacity as head of the Group, will stand as the ultimate guarantor, for any debt unpaid by any of said members which does not correspond to its share in the GIE.

This agreement had no impact on fiscal year 2002.

With Cofixel

At its meeting of July 4, 2001, your Board of Directors authorized the sale by your Company of Ineo, Entrepose and Delattre-Levivier to Cofixel (the French holding Company of the Fabricom Group). The overall sale price is €276.9 million, which corresponds to the price your Company paid Groupe GTM for these subsidiaries in October 2000.

During this same meeting, your Board of Directors also granted the following guarantees by your Company:

•	A profitability guarantee for 2001 and 2002 for a total amount of €35 million maximum, concerning Entrepose and Delattre-Levivier;

•	a certain number of other guarantees, limited to a maximum of €40 million, to be implemented by December 31, 2005 at the latest, relating to all companies sold;

•	a guarantee in the event that Ineo were held liable for the fire that occurred at the Crédit Lyonnais corporate headquarters, for an unlimited amount and an unlimited time period.

This agreement had no impact on fiscal year 2002.

With Electrabel

At its meeting of May 5, 2000, your Supervisory Board authorized the sale to Electrabel of the 45% interest your Company holds in Aquinter, for a price of €3.6 million.

The transaction includes vendor warranties capped at €0.9 million.

This agreement had no impact on fiscal year 2002. The warranties expired on June 30, 2002.

With SITA

Your Company holds a counter-guarantee from SITA for the guarantees provided by your Company to the Hong-Kong authorities regarding SITA’s acquisition of the international business activities of Browning-Ferries Industries. This undertaking does not carry any indication of amount or period of validity.

Moreover, your Company guaranteed the call for tenders for the Nent landfill; this is still in force.

This agreement had no impact on fiscal year 2002.

With Crédit Agricole S.A.

Your Company granted vendor warranties to Crédit Agricole S.A. with respect to the sale of the majority controlling interest in Banque Indosuez. No payment was made in respect of these warranties, which were limited to 24% of the sale price, for fiscal year 2002.

With Findim (formerly Crédisuez)

Your Company provided joint and several surety to the buyer of ISM SA for all payments owed by Findim. The surety concerns warranties granted within the framework of the sale of ISM SA, i.e., vendor warranties that are capped at 25% of the sale price, i.e., €40.4 million. These warranties were valid for two years as from the closing date of the transaction, i.e., until September 30, 2000, with the exception of uncapped warranties covering tax and social security liabilities that are valid until the expiration of the legal limitation period.

Moreover, the Company provided joint and several surety covering all of Findim’s undertakings with respect to the sale of Banque La Hénin . This guarantee was valid until the end of 2001, with the exception of uncapped warranties covering tax and social security liabilities that are valid until the expiration of the legal limitation period.

These agreements had no impact on fiscal year 2002.

With Ondeo Degrémont and Northumbrian Water Group

The guarantee and counter-guarantee given within the framework of the joint offer made by Northumbrian Water Group and Ondeo Degrémont for a contract to operate a waste water treatment plant are still in force.

This agreement had no impact on fiscal year 2002.

With Lyonnaise Europe

As of December 31, 2001, your Company guaranteed the Loan Notes issued by Lyonnaise Europe for an amount of GBP 3.71 million. These Loan Notes were repaid in full during the fiscal year 2001, thus terminating the guarantee given by your Company.

This agreement had no impact on fiscal year 2002 and the guarantee lapsed during the period.

With Lyonnaise Deutschland

The receivable due by Lyonnaise Deutschland (amounting to €19.9 million as of December 31, 2001), as well as the interest accrued or to accrue, is considered a debt of the lowest priority for which payment by Lyonnaise Deutschland will be subordinated to the Company’s return to profit or to a liquidating dividend being recorded.

This agreement had no impact on fiscal year 2002.

With Compagnie Internationale (CFI)

Within the framework of the commitments undertaken by CFI regarding its personnel in July 1994, retirement termination payments to CFI personnel transferred to Unibail (until September 30, 2004) were guaranteed by Compagnie de Suez and were assumed by your Company at the time of the merger.

This agreement had no impact on fiscal year 2002.

With Findim and its direct and indirect subsidiaries

Following the decisions made concerning the grouping together of all real estate business activities of the Compagnie de Suez group within the Findim (formerly group, value guarantees were granted by Compagnie de Suez to Participation and three of its subsidiaries (Savipar, Astorg Saussaies and S.N.C. Partirel). The impact of these guarantees on fiscal year 2002 was as follows:

•	Your Company’s guarantees required payments of €0.1 million.

•	A reserve for the full amount of the residual guarantee, which was €4.8 million as of December 31, 2002, was recorded in the financial statements as of such date.

•	Compagnie de Suez had made available in advance, as from July 1, 1996, the funds corresponding to the guarantees that had not been implemented as of that date. The funds thus transferred do not bear any interest.

•	Compagnie de Suez had granted first demand guarantees to three banks with respect to three loans taken out by for a total amount of 243.9 million. Taking into account early repayments made during the fiscal year, the residual guarantee amounted to 4.8 million as of December 31, 2002. These guarantees are non-interest bearing.

•	Compagnie de Suez had authorized the granting of a joint and several surety regarding the group buying de l’Habitation, for a period of 10 years, i.e., until April 2007, and limited to the guarantee relating to potential obligations, events or risks that could affect the management of debts, which have, for the most part, been extinguished, of the business activities contributed by Banque La and Banque Monod to the company sold.

This agreement had no impact on fiscal year 2002.

Neuilly-sur-Seine, March 7, 2003

The Statutory Auditors

Barbier Frinault & Autres	Deloitte Touche Tohmatsu-Audit
Ernst & Young

Christian CHOCHON	Jean-Paul PICARD

This is a free translation of the original text in French for information purposes only.

It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

AUDITORS’ SPECIAL REPORT ON REDUCING THE SHARE CAPITAL BY CANCELING SHARES PURCHASED

To the Shareholders of SUEZ,

In our capacity as Statutory Auditors of SUEZ and in accordance with Article L. 225-209, paragraph 4 of the French Commercial Code concerning reductions in the share capital by canceling shares purchased, we hereby present you with the report that we have drawn up on the reasons for and conditions of the proposed reduction in the share capital submitted for your approval (ninth resolution).

We have analyzed the proposed share capital reduction by performing those procedures we considered necessary in accordance with professional standards applicable in France. Those standards require that we plan and perform our work to examine whether the reasons for and conditions of the proposed reduction in the share capital are due and proper.

This transaction falls within the framework of the purchase by your Company of its own shares up to a maximum of 10% of the share capital, under the terms and conditions laid down in Article L. 225-209, paragraph 4 of the French Commercial Code. This purchase authorization is moreover submitted for approval to the General Meeting (eighth resolution) and shall be granted for a period of 18 months.

The shareholders are asked to grant the Board of Directors, for a period of 18 months and pursuant to the implementation of the authorization to purchase your Company’s shares, full powers to cancel the shares thus purchased, up to a maximum of 10% of the share capital per 24-month period.

We have no comments to make on the reasons for and conditions of the proposed share capital reduction, which you are reminded may only be performed subject to prior approval by the General Meeting of the purchase by the Company of its own shares.

This is a free translation of the original French text for information purposes only.

Neuilly-sur-Seine, March 7, 2003

The Statutory Auditors

Barbier Frinault & Autres	Deloitte Touche Tohmatsu-Audit
Ernst & Young

Christian CHOCHON	Jean-Paul PICARD

RESOLUTIONS

A. RESOLUTIONS PRESENTED TO THE ORDINARY GENERAL MEETING

First Resolution—Approval of the fiscal year 2002 Company financial statements and the transactions performed during the year

Shareholders, deliberating as an Ordinary General Meeting, and having reviewed the Board of Directors’ and Auditors’ Reports, approve the transactions which took place in fiscal year 2002 and the Company financial statements for the year ended December 31, 2002, as presented.

Second Resolution—Appropriation of earnings and declaration of the dividend

Shareholders, deliberating as an Ordinary General Meeting and noting that net income for the year is € 736,841,539.00 and retained earnings € 1,513,556,931.59, approve the following appropriation of these sums, representing a total of € 2,250,398,470.59, recommended by the Board of Directors:

In €

Dividend per the bylaws of 5% of the par value on 1,004,017,602 fully paid-up shares	100,401,760.20

Additional dividend on the 1,007,422,403 shares outstanding	614,527,665.83

Tax credit	300,007,519.00

Retained earnings	1,235,461,525.56

TOTAL	2,250,398,470.59

Consequently, shareholders set the net dividend for fiscal year 2002 at € 0.71 per fully paid-up share, plus a tax credit of € 0.355, giving a total gross dividend per share of € 1.065.

For the 1,004,017,602 fully paid-up shares, this net dividend of € 0.71 per share comprises the dividend per the bylaws of € 0.10 and an additional dividend of € 0.61.

As the 3,404,801 shares not fully paid up are only entitled to the additional dividend of € 0.61 and a tax credit of € 0.305, the gross dividend payable to these shares is € 0.915 per share.

Dividends shall fall due for payment on Friday May 2, 2003, the ex-dividend date.

Where the Company holds certain of its own shares on the dividend payment date, the amounts corresponding to the dividend not paid on these shares shall be allocated to retained earnings.

Pursuant to applicable law, shareholders hereby acknowledge that distributions in respect of the three previous fiscal years were as follows:

Fiscal year	Number of shares receiving dividends	Distribution (in €)	Net dividend (in €)	Tax credit (in €)	Gross dividend (in €)

1999	956,735,160	574.0 million	0.60	0.30	0.90

2000	981,374,850	647.7 million	0.66	0.33	0.99
	shares fully paid-up
	5,011,830	2.8 million	0.56	0.28	0.84
	shares not fully paid-up

2001	985,306,648	699.6 million	0.71	0.355	1.065
	shares fully paid-up
	4,817,150	2.9 million	0.61	0.305	0.915
	shares not fully paid-up

Third Resolution—Auditors’ Report on related party transactions

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Auditors’ Report on related party transactions falling within the scope of Articles L 225-38 and L 225-86 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

Fourth Resolution—Approval of the fiscal year 2002 consolidated financial statements

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ and Auditors’ Reports on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2002, as presented.

Fifth Resolution—Renewal of the term of office of a Director

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Jacques Lagarde, as member of the Board of Directors, for a period of four years.

Mr. Jacques Lagarde’s term of office shall expire at the end of the Annual Ordinary General Meeting held to adopt the financial statements for fiscal year 2006.

Sixth Resolution—Renewal of the term of office of a Director

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mrs. Anne Lauvergeon, as member of the Board of Directors, for a period of four years.

Mrs. Anne Lauvergeon’s term of office shall expire at the end of the Annual Ordinary General Meeting held to adopt the financial statements for fiscal year 2006.

Seventh Resolution—Appointment of a Director

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, appoint Mr. Antonio Brufau to the Board of Directors from the end of this General Meeting and for a term of four years.

Mr. Antonio Brufau’s term of office shall expire at the end of the Annual Ordinary General Meeting held to adopt the financial statements for fiscal year 2006.

Eighth Resolution—Authorization to trade in the Company’s shares

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report and the prospectus approved by the Commission des Opérations de Bourse, authorize the Board of Directors to purchase Company shares under the terms and conditions set forth in Article L 225-209 of the French Commercial Code, for the following purposes, in order of priority :

•	the stabilization of the stock market price of Company shares by systematic counter trend intervention,

•	their acquisition and sale depending on market conditions,

•	their subsequent cancellation as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting,

•	their retention as part of the financial management of share capital and assets,

•	their allotment or sale to current or former Group employees or the implementation of stock-option plans,

•	their transfer, sale or exchange as part of financial transactions, in accordance with the following terms and conditions:

•	the maximum number of shares purchased may not exceed 10% of the share capital as of the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed €3.6 billion,

•	the maximum purchase price is set at €36 and the minimum selling price at €12. However, where it is decided to implement the options offered by paragraph 3 of the aforementioned Article L 225-209, the selling price shall be determined in accordance with applicable law.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter, and the implementation of option transactions, such as the purchase or sale of calls or puts. These transactions may be performed at any time, including during a takeover bid.

In the event of a share capital increase by capitalization of reserves and the bonus allotment of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares determined by the transaction.

This authorization is granted for a period of eighteen months as from the date of this General Meeting and supercedes that granted by the seventh resolution presented to the Combined Annual and Extraordinary General Meeting of April 26, 2002.

Shareholders confer full powers on the Board of Directors, including that of delegation, to implement this resolution, perform all formalities, make returns to all bodies and generally do all that is necessary.

B. RESOLUTIONS PRESENTED TO THE EXTRAORDINARY GENERAL MEETING

Ninth Resolution—Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report, authorize the Board of Directors, for a period of eighteen months, pursuant to Article L 225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by canceling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital by twenty-four month period.

This authorization is granted for a period of eighteen months from the end of this General Meeting; it cancels and replaces the former authorization granted by the eleventh resolution presented to the Combined Annual and Extraordinary General Meeting of April 26, 2002.

Shareholders confer full powers on the Board of Directors to:

•	perform such share capital reductions,

•	set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof,

•	deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,

•	make the appropriate amendments to the bylaws and generally do all that is necessary,

in accordance with applicable law as of the date of utilization of this authorization.

Tenth Resolution—Powers to carry out decisions and perform formalities

Shareholders, deliberating as an Extraordinary General Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : May 6, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary